SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Phoenix Waste Services Company, Inc.
                               (formerly known as
                     Compost America Holding Company, Inc.)
                     --------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                            -----------------------
                                 (CUSIP Number)

                               Mr. Peter Petrillo
                            Wasteco Ventures Limited
                           345 Park Avenue, 41st Floor
                            New York, New York 10154
                            Telephone: (212) 759-3700
                            -------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                    Copy to:

                      Phoenix Waste Services Company, Inc.
                            c/o Theodore Mason, Esq.
                                Greenberg Traurig
                         2005 Market Street, Suite 2050
                             Philadelphia, PA 19103
                            Telephone: (215) 988-7805

                                  June 15, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

CUSIP No. ________________

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

            Wasteco Ventures Limited
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

[X]          (a)    Wasteco Ventures Limited is a party to a certain
                    Stockholders Agreement described herein in Items 4 and 6 and filed herewith as Exhibit A, pursuant to which it may be deemed to be a member of a "Group" for purposes of Section
                    13(d)(3) of the Securities Exchange Act of 1934 and pursuant to which it may be deemed to have shared voting power with respect to the election of certain directors as described more fully in Items 4 and 6. As described in Item 6 herein, Wasteco and another party have assigned their interests in the Stockholders Agreement to W-L Associates, LLC ("W-L").
                    Wasteco and W-L expressly disclaim beneficial ownership of any shares of Phoenix Waste Services Company, Inc. (formerly known as Compost America Holding Company, Inc.) except with respect to those shares contributed by Wasteco and the other party to W-L.

             (b)
                    ------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
                                            ------------------------------------
         -----------------------------------------------------------------------

(5)      |_|        Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization    British Virgin Islands
                                              ----------------------------------

Number                (7)      Sole Voting Power    48,594,008 Shares*
of Shares                                           ------------------------
Beneficially          (8)      Shared Voting Power    61,004,958 Shares*
Owned                                                 ----------------------
by Each               (9)      Sole Dispositive Power    0 Shares
Reporting                                                ----------
Person                (10)     Shared Dispositive Power    48,594,008
With                                                     ------------------
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 48,594,008
                                                                      ----------
         Shares of Common Stock*
         -----------------------------------------------------------------------

(12) |_| Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)    59.97% of the
                                                             -------------------
         Shares of Common Stock outstanding.
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    CO
                                                     ---------------------------
         -----------------------------------------------------------------------



* See Row 2(a) above.

THISS


CUSIP No. ________________

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

            W-L Associates, LLC
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

[X]          (a)    Wasteco Ventures Limited is a party to a certain
                    Stockholders Agreement described herein in Items 4 and 6 and filed herewith as Exhibit A, pursuant to which it may be deemed to be a member of a "Group" for purposes of Section
                    13(d)(3) of the Securities Exchange Act of 1934 and pursuant to which it may be deemed to have shared voting power with respect to the election of certain directors as described more fully in Items 4 and 6. As described in Item 6 herein, Wasteco and another party have assigned their interests in the Stockholders Agreement to W-L Associates, LLC ("W-L").
                    Wasteco and W-L expressly disclaim beneficial ownership of any shares of Phoenix Waste Services Company, Inc. (formerly known as Compost America Holding Company, Inc.) except with respect to those shares contributed by Wasteco and another party to W-L.

             (b)
                    ------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
                                            ------------------------------------
         -----------------------------------------------------------------------

(5)      |_|        Check if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization    Delaware
                                              ----------------------------------

Number                (7)      Sole Voting Power    48,594,008 Shares*
of Shares                                          -------------------------
Beneficially          (8)      Shared Voting Power    61,004,958 Shares*
Owned                                                -----------------------
by Each               (9)      Sole Dispositive Power    0 Shares
Reporting                                               -----------
Person                (10)     Shared Dispositive Power    48,594,008
With                                                      ---------------
         -----------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 48,594,008
                                                                      ----------
         Shares of Common Stock*
         -----------------------------------------------------------------------

(12) |_| Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)    59.97% of the
                                                             -------------------
         Shares of Common Stock outstanding.
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    CO
                                                     ---------------------------
         -----------------------------------------------------------------------



* See Row 2(a) above.

                  This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D which was filed on November 13, 1997 ("Schedule 13D") by Wasteco Ventures Limited ("Wasteco"), a British Virgin Islands corporation. The
Schedule 13D reported the beneficial ownership of shares of common stock, no par value (the "Shares"), of Phoenix Waste Services Company, Inc. (formerly known as Compost America Holding Company, Inc.), a Delaware corporation (the "Company").

Item 1.           Security and Issuer.
                  -------------------

                  Item 1 (last sentence) is hereby amended as follows:

                  The principal executive offices of the Company are located at One Gateway Center, 25th Floor, Newark, New Jersey 07102.

Item 2.           Identity and Background.
                  -----------------------

                  Item 2 is hereby supplemented as follows:

                  In addition to Wasteco, by Amendment No. 1 hereto W-L Associates, LLC ("W-L") joins in the filing of this Statement. W-L is organized as a limited liability company under the laws of the State of Delaware and has a principal business address of c/o Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. The principal business of W-L is investing.

                  Wasteco Management Corp. ("Management") is the manager of W-L. Management is a Delaware corporation and has a principal business address of 345 Park Avenue, 41st Floor, New York, New York 10154. The principal business of Management is managing W-L. Management is a wholly-owned subsidiary of Wasteco. Peter Petrillo ("Petrillo"), a U.S. citizen, is the sole Director and President of Management and has the same business address as Management. The principal occupation of Petrillo is Senior Vice President of Wafra Investment Advisory Group, Inc.

                  During the last five years, none of W-L, Management and Petrillo has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  Item 3 is hereby supplemented as follows:

                  No funds were required by W-L to acquire the Shares. See Item
6.

Item 4.           Purpose of Transaction.
                  ----------------------

                  Item 4 is hereby amended and supplemented as follows:

                  On June 15, 2000, the Company completed a sale of EPIC to Synagro Technologies, Inc. ("Synagro") for $37,500,000, subject to certain adjustments relating to working capital and an Earn-Out Agreement (the "Transaction"). As part of the Transaction, the Company, Wasteco and Robert J. Longo ("Longo") entered into a Sharing Agreement, dated March 31, 2000 (filed herewith as Exhibit E and incorporated herein by reference). See the Information Statement on Schedule 14C of the Company, dated May 19, 2000 (the "Information Statement"), filed herewith as Exhibit F and incorporated herein by reference, particularly "The Transactions - The EPIC Sale Transaction" and "The Transactions - The Sharing Agreement Transaction" therein for further information on the Transaction and the Sharing Agreement.

                  As the holder of 25,733,867 Shares and as the holder of three board seats out of eight, Wasteco exercised a significant influence in the planning and execution of the Transaction, and Wasteco and W-L expect to continue to influence to a large degree the policy and operations of the Company and the execution of its business plan as described in the Information Statement. See also Item 6 below.

                  The Company held a Stockholders' meeting on September 28, 2000 at which shareholders voted to (i) elect directors to the Board, (ii) appoint independent accountants for the Company and (iii) change the state of incorporation of Compost America Holding Company, Inc. ("CAHC") from New Jersey to Delaware by way of a merger of CAHC into Phoenix Waste Services Company, Inc. W-L voted 31,985,745 Shares of Common Stock in favor of (i) the election of its nominees and the other proposed directors nominated by management to the Board of Directors and (ii) the other proposals submitted to a vote at the Stockholders' meeting. As a result, of the Stockholders' meeting, W-L currently holds three Board seats out of six.

                  Except as set forth above and in Item 6 below, Wasteco and W-L have not formulated any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board or management of the Company,
(e) any material change in the Company's capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or (j) any action similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Item 5 is hereby amended as follows:

                  (a) As of the date of Amendment No. 1 hereto, Wasteco and W-L beneficially owned in the aggregate 48,594,008 Shares, constituting approximately 59.97% of the 83,822,107 outstanding Shares. These Shares and the number of outstanding Shares referred to in the immediately preceding sentence include 16,608,263 Shares issuable upon conversion of the Company's Series C Redeemable Convertible Preferred Stock ("Series C Preferred Stock"). The

Series C Preferred Stock is convertible at any time at a conversion price of $.5479 per Share (subject to anti-dilution adjustments), with each share of Series C Preferred Stock being valued at $100 for this purpose.

                  (b) Through its control of Management, Wasteco possesses the sole power to vote or to direct the vote, and to dispose or direct the disposition, of the Shares referred to in (a) above.

                  (c) There have been no transactions in the Shares by Wasteco or W-L during the past sixty days. See, however, Item 6 below.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Undertakings or
                  ----------------------------------------
                  Relationships with Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  Item 6 is hereby amended and supplemented as follows:

                  In conjunction with the Transaction, the Company, Wasteco and Longo entered into the Sharing Agreement. See "The Transactions - The Sharing Agreement Transaction" in the Information Statement. Pursuant to the Sharing Agreement, Wasteco and Longo waived their right to acquire EPIC pursuant to the Wasteco Longo Agreement Re Exchange of Compost Preferred and Common Stocks for EPIC Stock. In turn, the Company paid Wasteco and Longo $1,810,000 and $1,190,000, respectively, in repayment of certain loans made by Wasteco and Longo to the Company and for legal fees incurred by them in connection with the Transaction. These payments were made with proceeds from the sale of EPIC to Synagro. Further, the Company agreed to redeem Wasteco's and Longo's Series A Exchangeable Redeemable Preferred Stock ("Series A Preferred Stock") and Series C Preferred Stock from any proceeds from the Earn-Out Agreement dated as of June 14, 2000 between Synagro and the Company, and from the sale, disposition or monetization of its rights and interests in American Marine Rail LLC . This agreement to redeem is secured by a security interest in such proceeds granted to Wasteco and Longo. In the meantime, all dividends on Wasteco's and Longo's Series A and Series C Preferred Stock will be paid in Shares.

                  Also in conjunction with the Transaction, Wasteco and Longo entered into a Limited Liability Company Agreement, dated as of June 15, 2000 (Exhibit G hereto), creating W-L. Wasteco contributed 25,733,867 Shares, 130,000 shares of Series A Preferred Stock and 70,000 shares of Series C Preferred Stock to W-L. Longo contributed 6,251,878 Shares, 39,000 shares of Series A Preferred Stock and 21,000 shares of Series C Preferred Stock. Wasteco and Longo also assigned to W-L all of their rights under the Stockholders Agreement. Wasteco, as a 77% Member, controls W-L, and Management is the manager of W-L.

                  There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Wasteco and W-L or between them and any other person with respect to any Shares or any other securities of the Company, including but not limited to transfer or voting of any of the Shares or any other securities of the Company, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits.
                  --------------------------------

                  Item 7 is hereby supplemented as follows:

                  The following Exhibits are filed with Amendment No. 1 hereto:

                  E. Sharing Agreement dated March 31, 2000 between Compost America Holding Company, Inc., Wasteco Ventures Limited and Robert J. Longo.

                  F. Schedule 14C of Compost America Holding Company, Inc., dated May 19, 2000.

                  G. Limited Liability Company Agreement of W-L Associates, LLC dated as of June 15, 2000 among Wasteco Ventures Limited and Robert J. Longo.

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         WASTECO VENTURES LIMITED


                                         By:     /s/ Peter Petrillo
                                              ----------------------------------
                                              Name:  Peter Petrillo
                                              Title: Attorney-in-Fact


October 18, 2000

                                                       EXHIBIT E TO SCHEDULE 13D


                                SHARING AGREEMENT

                  AGREEMENT dated March 31, 2000 between Compost America Holding Company, Inc. ("CAHC"), Wasteco Ventures Limited ("Wasteco") and Robert J. Longo ("Longo").

                  WHEREAS, Wasteco and Longo are holders and owners of all of the Class A Preferred ("A Preferred") and Class C Preferred ("C Preferred") Stock of CAHC, being a total of 130,000 shares of A Preferred and 70,000 shares of C Preferred held by Wasteco and 39,000 shares of A Preferred and 21,000 shares of C Preferred held by Longo; and

                  WHEREAS, the provisions of the certificate of Incorporation of CAHC relating to such Class A Preferred and C Preferred Stock provide to Wasteco and Longo an option (the "Exchange Option") to exchange the CAHC "Surrender Shares", hereinafter defined, for all of the issued and outstanding shares (the "Exchange Shares") of Environmental Protection & Improvement Company Inc. ("EPIC") in defined circumstances. The CAHC Surrender Shares are all of the A Preferred and C Preferred of CAHC acquired by Wasteco and Longo by purchase on or about November, 1997 as well as (i) 14,937,791 common shares of CAHC acquired by them at that time (11,490,609 shares held by Wasteco and 3,447,182 shares held by Longo) (ii) 783,842 common shares acquired in a special distribution to them in April, 1998 (602,955 shares held by Wasteco and 180,887 shares held by Longo) being a total of 12,093,564 common shares held by Wasteco and 3,628,069 common shares held by Longo, but excluding any common shares acquired or to be acquired by them as dividends on A Preferred and C Preferred; and

                  WHEREAS, CAHC has experienced financial difficulties; and

                  WHEREAS, CAHC acknowledges that Wasteco and Longo currently have rights to exercise the Exchange Option subject, however, to the provisions of New Jersey law referred to below; and

                  WHEREAS, Wasteco and Longo initially indicated to CAHC their intent to exercise the Exchange Option; and

                  WHEREAS, after extended discussions and study, CAHC and Wasteco and Longo thereafter concluded that CAHC might be unable to operate its business were the Exchange Option to be exercised and honored; and

                  WHEREAS, CAHC, Wasteco and Longo, recognize the need to effect a compromise that avoids impairing the operations of CAHC; and

                  WHEREAS, CAHC is now engaged in negotiations to sell all of the stock of EPIC (the "Shares") to Synagro Technologies, Inc. (the "Sale") pursuant to a stock purchase agreement ("SPA") and wishes to effect the Sale; and

                  WHEREAS, the consummation of the Sale of the Shares of EPIC and related simultaneous transactions is referred to hereinafter as the "Closing"; and

                  WHEREAS, because of the existence of the Exchange Option, CAHC is unable to effect the Sale without the agreement of Wasteco and Longo; and

                  WHEREAS, CAHC has considered making a significant distribution to Wasteco and Longo to recognize their rights, subject only to the limitations of New Jersey law relating to distributions with respect to stock; and

                  WHEREAS, CAHC, Wasteco and Longo estimate that the Exchange Option, were CAHC able to fulfill its obligations under it, would be valued at $30-35 million less the current value of CAHC stock purchased by them (and to be surrendered upon exercise of the option) for $26 million, the value of which stock is now severely depressed; and

                  WHEREAS, Wasteco and Longo recognize that, even if legally proper, under the current circumstances, such a distribution might be detrimental to the short term goals of Compost and its shareholders and creditors; and

                  WHEREAS, Wasteco and Longo are prepared to retain their CAHC stock and forego appropriate compensation for the loss of the Exchange Option, provided that CAHC is agreeable to the terms and conditions of this Agreement; and

                  WHEREAS, the parties desire to record their agreement with respect to the waiver of the Exchange Option and related matters;

                  WHEREAS, Wafra Acquisition Fund 7 L.P. signs this agreement as beneficial owner of shares standing in the name of Wasteco solely to confirm that it has no objection to Wasteco's action in entering into this Agreement.

                  NOW THEREFORE, the parties hereto agree as follows:

1. Effective upon Closing and completion of all transactions contemplated hereunder to take place at the Closing, Wasteco and Longo hereby waive irrevocably and forever any right to the Exchange Option but only in order to facilitate a sale of all of the Shares of EPIC to Synagro on or before May 31, 2000 for a sale price of (1) not less than $37.5 million in cash payable at Closing (subject to certain closing adjustments relating to working capital) and (2) an Earn-Out Agreement ("EOA") providing for payments of up to $6.2 million plus any applicable interest for late payments.

2. All Note obligations payable to Wasteco and Longo (including interest to the date of payment) arising out of loans to EPIC and CAHC as shown on Schedule A hereto shall be paid by CAHC in cash at Closing.

3. Reasonable legal fees and expenses of Wasteco and Longo (but not in the aggregate in excess of $1 million) in connection with the study of the alternatives available to CAHC and negotiations with all parties to the Closing (including but not limited to Lionhart, Aryeh, Synagro and those parties who have negotiated for settlements with CAHC during the period January 1, 1999 to the Closing) shall be paid by CAHC in cash at the Closing.

4. (a) At Closing CAHC shall grant to a designee of Wasteco and Longo (the "Designee") a first lien security interest including proceeds in (i) the EOA and (ii) all of its membership interests in American Marine Rail LLC ("AMR") as well as all rights it has under AMR's limited liability company agreement and the AMR Investment Agreement dated as of August 31, 1997, as amended, including the rights to purchase additional interests in AMR from AW Compost and in all additional interests purchased. The lien granted under (i) shall be limited to $6.2 million plus interest received for late payment, and the lien granted under (ii) shall be limited to $3 million.

         (b) In order to provide such first lien interests, CAHC shall fully exercise its options to purchase all membership interests in AMR as soon as available to it from proceeds from the EPIC sale transaction. Each such security interest shall secure the obligations described in this paragraph 4.

         (c) CAHC will make commercially reasonable efforts to sell, dispose or otherwise monetize all of its rights in AMR within 36 months after Closing. Upon any such sale or disposition, the net proceeds (but not more than the maximum amount of the lien as described above) shall be held in a separate account subject to the applicable security interest. Upon any collection of funds under the EOA such funds shall also be held in a separate account subject to the applicable security interest. CAHC agrees to hold the EOA to May 15, 2003 or to that time that any Disputed Amounts (as defined in the EOA) under the EOA are resolved. At each time when (1) cash or cash equivalents are held in either of the separate accounts exceeding $1 million or (2) all of the property originally held in either of the separate accounts is sold, CAHC shall (i) redeem Class A preferred Stock in the amount contained in the applicable account but not in the aggregate more than $3 million as to proceeds arising as to the AMR interests and (ii) redeem Class C preferred Stock in the amount contained in the applicable account but not more than $6.2 million plus interest received for late payment as to proceeds arising as to the EOA. Each security interest shall be terminated whenever the maximum redemption described above arising therefrom is achieved. Any redemption otherwise required hereunder that is not permissible under applicable law shall be deferred to the extent required to make such redemption hereunder when effective fully permissible under applicable law. At Closing the Certificate of Incorporation provisions governing the Class A and Class C preferred stock shall be amended to provide for the redemption obligations described herein.

         (d) CAHC shall provide prompt notice to the Designee of (i) any adjustment of the EOA Amount (as defined in the EOA) (ii) receipt of any property in any such separate account and (iii) any sale, disposition or other transaction involving the property subject to the security interests.

5. (a) CAHC shall defend title to the security at its sole expense (including the defense against any reduction in the EOA unless Wasteco and Longo agree that such defense is inappropriate). If CAHC shall fail to fulfill such defense obligation the Designee may do so and shall be entitled to utilize any amount held in any of the security accounts in the reasonable exercise of its rights to defend.

         (b) In view of the obligations under paragraph 4, CAHC's ability to pay preferred dividends other than in common stock is reduced. Accordingly, the certificate of incorporation provisions governing the Class A and Class C preferred shall be amended to provide that both Class A and Class C preferred stock may pay dividends currently in common stock effective November 1, 1999 at the current formula price specified in the Class A Preferred Stock Certificate of Designation.

6. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including telex and facsimile communication) and shall be personally delivered or sent by certified mail, postage prepaid, or overnight courier or facsimile, to the intended party at the address or facsimile number of such party set forth below or at such other address or facsimile number as shall be designated by such party in a written notice to the other parties hereto. All such notices and communications shall be effective (a) if personally delivered, when received, (b) if sent by certified mail, four Business Days after having been deposited in the mail, postage prepaid, (c) if sent by overnight courier, two Business Days after having been given to such courier, unless sooner received by the addressee and (d) if transmitted by facsimile, when sent, upon receipt confirmed by telephone or electronic means. Notices and communications sent hereunder on a day that is not a Business Day shall be deemed to have been sent on the following Business Day.

                  If to Longo:

                                    Robert J. Longo
                                    71 Roxiticus Road
                                    Mendham, New Jersey

                           with a copy to:

                                    Okin Hollander & DeLuca LLP
                                    One Parker Place
                                    Fort Lee, New Jersey 07024


                  If to Wasteco:

                                    Wasteco Ventures Limited
                                    Citco Building
                                    Wickhams Cay
                                    P.O. Box 662
                                    Road Town
                                    Tortola, B.V.I.

                  with a copy to:

                                    c/o Wafra Partners
                                    345 Park Avenue, 41st Fl.
                                    New York, New York 10154
                                    Attn.:  John T. Shea

                  If to CAHC:

                                    Compost America Holding Company, Inc.
                                    One Gateway Center, 25th Floor
                                    Newark, New Jersey 07102
                                    Attention:  Office of the President
                                                c/o Chris Daggett


                           with a copy to:

                                    Greenberg Traurig
                                    2050 One Commerce Square
                                    2005 Market Street
                                    Philadelphia, Pennsylvania 19103
                                    Attention:  Ted Mason

7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. It sets forth the entire agreement with respect to the matters described here. Neither party may assign the obligations or benefits of this Agreement without the consent of the others except as specifically permitted herein and shall bind successors by operation of law.

8. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of a signature page to this Agreement (whether by fax or manually executed) shall be effective as if it were delivery of a manually executed counterpart of this Agreement.

9. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

         (b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

10. Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement in the negotiation, administration, performance or enforcement thereof.

                  IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

                                COMPOST AMERICA HOLDING COMPANY INC.


                                By   /s/ Richard Franks
                                  ----------------------------------
                                  VP & General Counsel



                                WASTECO VENTURES LIMITED

                                By   /s/ John T. Shea
                                  ----------------------------------
                                  Name:  John T. Shea
                                  Title: Agent



                                WAFRA ACQUISITION FUND 7, L.P.
                                By:  WAFRA PARTNERS, L.P., its general partner

                                By: WAFRA PARTNERS, INC., in its capacity as general partner of Wafra Partners, L.P.


                                By   /s/ John T. Shea
                                  ----------------------------------
                                  Name:  John T. Shea
                                  Title: SVP





                                /s/ Robert J. Longo
                                ------------------------------------
                                Robert J. Longo

                Additional Signatories for COMPOST AMERICA HOLDING COMPANY, INC.

                OFFICE OF THE PRESIDENT



                By:   /s/ Christopher J. Dagett
                   ------------------------------
                    Christopher J. Daggett



                By:   /s/ Marvin H. Roseman
                   ------------------------------
                    Marvin H. Roseman

                Wasteco/Longo Notes Worksheet

                Interest (per annum)                10%


                                                       Accrued Interest at    Principal + Interest at
                      Date            Principal               4/15/00                  4/15/00
                      ----            ---------               -------                  -------
Wasteco             5/4/99           1,250,000                118,101             $ 1,368,101

Longo               5/4/99             360,000                 34,013                 394,013

Wasteco            12/9/99             250,000                  8,480                 258,480

                  12/29/99             130,000                  3,700                 133,700

                   1/20/00             200,000                  4,552                 204,552

                    2/4/00             150,000                  2,846                 152,846
                                                                                 -------------
                                                                                  $ 2,511,692
                                                                                 =============

                                                       EXHIBIT F TO SCHEDULE 13D


                         COMPOST AMERICA HOLDING CO INC



                   Filing Type:  DEF 14C
                   Description:  Definitive Information Statement
                   Filing Date:  May 22, 2000
                   Period End:   May 19, 2000


              Primary Exchange: Over the Counter Includes OTC
                                and OTCBB
                        Ticker: CAHC

                                Table of Contents



--------------------------------------------------------------------------------
             To jump to a section, double-click on the section name.

                                     DEF 14C

Table 1........................................................................9
Table 2.......................................................................17

                                      EX-2

Table 3.......................................................................20
Table 4.......................................................................20
Table 5.......................................................................60
Table 6.......................................................................63
Table 7.......................................................................64
Table 8.......................................................................67

                                      EX-3

EX-3..........................................................................71

                                      EX-4

EX-4..........................................................................76

                                      EX-5

Table 9.......................................................................87

                                      EX-6

Table 10......................................................................89

                                     EX-4.1

Table 11.....................................................................108
Table 12.....................................................................110
Table 13.....................................................................112
Table 14.....................................................................114

                                      EX-7

Table 15.....................................................................133
Income Statement.............................................................134
Table 17.....................................................................134
Income Statement 2...........................................................135

                                      EX-9

Balance Sheet................................................................136
Income Statement 3...........................................................137
Table 21.....................................................................137
Balance Sheet 2..............................................................138
Income Statement 4...........................................................139
Table 24.....................................................................139

                                     EX-10

EX-10........................................................................140

                                  SCHEDULE 14C
                               (Rule 14 3-:1.03.)
                  INFORMATION REQUIRED IN INFORMATION STATEMENT
                            SCHEDULE 14C INFORMATION
                 Information Statement Pursuant to Section 14(c)
                     of the Securities Exchange Act of 1934

Check the appropriate box;

( )      Preliminary Information Statement

( ) Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

(X)      Definitive Information Statement



                      COMPOST AMERICA HOLDING COMPANY, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)



Payment of Filing Fee (Check the appropriate box);

( )      No fee required.

( )      Fee computed on table below per Exchange Act Rules 14-c5(g) and 0-11

         1)  Title of each class of securities to which transaction applies: N/A

         2)  Aggregate number of securities to which transaction applies: N/A

         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth in the amount on which the filing fee is calculated and stating how it was determined): $37,500,000

         4)  Proposed maximum aggregate value of transaction: $37,500,000

         5)  Total fee paid: $7,500 (1/50 of 1% of $37,500,000)

(X) Fee paid previously with preliminary materials.

( ) Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         1)  Amount Previously Paid: N/A

         2)  Form, Schedule or Registration Statement No.: N/A

         3)  Filing Party: N/A

         4)  Date Filed: N/A

                      COMPOST AMERICA HOLDING COMPANY, INC.

                         One Gateway Center, 25th Floor
                            Newark, New Jersey 07102

                                  May 19, 2000

                      COMPOST AMERICA HOLDING COMPANY, INC.
                         One Gateway Center - 25th Floor
                            Newark, New Jersey 07102


                              INFORMATION STATEMENT

         This Information Statement is being mailed to the stockholders of Compost America Holding Company, Inc., a New Jersey corporation (the "Company") commencing on or about May 19, 2000, in connection with the previous approval of the corporate action referred to below by a majority of the stockholders of the Company. Accordingly, all necessary corporate approvals in connection with the matters referred to herein have been obtained, and this Information Statement is furnished solely for the purpose of informing stockholders, in the manner required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the corporate action before it takes effect, and of the Dissenter's Rights, as set forth herein, of non-consenting stockholders. The record date for determining stockholders entitled to receive this Information Statement has been established as the close of business on March 9, 2000.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

                                  Action Taken

         As of March 23, 2000, the Company had outstanding 58,665,228 shares of common stock, no par value (the "Common Stock"). As of that date, nine stockholders of the Company (the "Majority Stockholders"), set forth on Exhibit 1 attached hereto, held 32,099,218 shares of Common Stock, or 54.72% of the total shares of Common Stock outstanding. On March 23, 2000, the Majority Stockholders consented in writing without a meeting to the matters described herein (the "Transactions", as defined and described in further detail hereinafter), all of which are related to the Company's sale of its wholly-owned subsidiary, Environmental Protection & Improvement Company, Inc. ("EPIC"), a New Jersey corporation. As a result, the corporate actions were approved by a majority of the shares of Common Stock without a meeting, prior notice or a vote of all shareholders, pursuant to Section 14A:5-6(2) of the New Jersey Business Corporation Act ("NJBCA"), and no further votes will be needed. The Majority Stockholders consents with respect to the matters described herein were received and tabulated on March 23, 2000 and will take effect 20 days after the mailing of this Information Statement or on such other date as may be specified by the Board of Directors of the Company ("Effective Date"). Assuming a mailing date of May 19, 2000, the Effective Date will be June 9, 2000. The corporate actions were approved by the Board of Directors of the Company (the "Directors"), including, in each case, a majority of any disinterested directors, on March 6, 2000 and March 23, 2000.

         EPIC, which is one of the Company's two operating subsidiaries, is in the business of transporting waste materials by truck/intermodal rail to land application sites for beneficial use or to landfill sites. On November 3, 1997, the Company acquired all of the outstanding shares of EPIC (then named R. J. Longo Construction Co., Inc.) from Robert J. Longo ("Longo") and The Robert J. and Andrea Longo Charitable Trust, for approximately $33,000,000, consisting of $20,000,000 cash, the issuance to Longo of 3,447,182 shares of Common Stock, 39,000 shares of the Company's Class A Preferred Stock ("A Preferred") and 21,000 shares of the Company's Class C Preferred Stock ("C Preferred") valued in total at $6,000,000, and the assumption by the Company of approximately $7,000,000 of EPIC's debt.

         The Company has outstanding a total of 169,000 shares of A Preferred and 91,000 shares of C Preferred. The remaining 130,000 shares of A Preferred and 70,000 shares of C Preferred not owned by Longo are owned of record by Wasteco Ventures Ltd. and beneficially by Wafra Acquisition Fund, L.P. (together "Wasteco") and were issued and acquired for cash simultaneously with the Company's 1997 acquisition of EPIC.

           Interest Of Certain Persons in the Matters to be Acted Upon

As a result of the sale of EPIC to Synagro Technologies, Inc. ("Synagro"), Longo and Wasteco will receive repayments of loans and reimbursement for legal fees and will be granted liens on certain Company assets. In addition, Longo will receive a settlement of his current employment agreement with EPIC and a new employment contract with EPIC effective upon Synagro's acquisition of EPIC and will have been released from certain personal guarantees, secured in part by cash collateral. Peter Petrillo and John T. Shea, Directors of the Company, are employees of WAFRA Investment Advisory Group ("WAFRA"), an entity related to Wasteco, and Longo is a Director of the Company. Christopher Smith, also a Director of the Company, is a former employee of WAFRA. Churchill Capital, Inc., a company in which Charles R. Carson, a Director of the Company, is a principal, was instrumental in arranging for the EPIC Sale Transaction (as defined below), and will be paid a fee for its services. G. Chris Andersen, a Director of the Company, is a member of AW Compost Partners LLC ("AW Compost"), which is expected to receive payment from a portion of the proceeds of the sale of EPIC upon the Company's exercise of its option to repurchase membership interests in American Marine Rail LLC ("AMR").

                                The Transactions

         The Majority Stockholders and the Directors have approved the following transactions.

         I. The EPIC Sale Transaction. The Company is selling to Synagro all of the shares of EPIC for a cash purchase price of $37,500,000 (the "Cash Purchase Price"), plus or minus certain adjustments described below (the "Adjustment Amount"), plus amounts, as described hereinafter, earned pursuant to an Earn Out Agreement between the Company and Synagro, all pursuant to a Stock Purchase Agreement dated March 31, 2000 (the "Stock Purchase Agreement"), between the Company and Synagro (the "EPIC Sale Transaction"). The obligation of Synagro to complete the EPIC Sale Transaction and purchase all of the stock of EPIC in accordance with the Stock Purchase Agreement (the "Closing") was subject to Synagro's receipt of a financing commitment on or before April 14, 2000, which financing commitment has been confirmed by Synagro. The Stock Purchase Agreement is subject to other Closing conditions, as specified therein, each of which the Company expects to satisfy. The Stock Purchase Agreement had a stated termination date of May 31, 2000, by which time all Closing conditions were required to be satisfied. The Company and Synagro have agreed to extend the termination date to June 30, 2000. A copy of the text of the Stock Purchase Agreement, including Exhibits A and B and most but not all schedules thereto, is included herewith as Exhibit 2. A copy of the Earn Out Agreement (which is also a separate exhibit to the Stock Purchase Agreement) is included herewith as
Exhibit 3.

         On March 6, 2000, the Board of Directors first approved the sale of EPIC at a cash purchase price (with adjustments) of $40,000,000 plus payments by Synagro pursuant to an adjustable promissory note in the maximum principal amount of $5,000,000. As a result of further negotiations between the Company and Synagro, the transaction was reapproved on March 23, 2000 at the Cash Purchase Price with the adjustments and earn out provisions described herein.

         The Adjustment Amount, as defined in the Stock Purchase Agreement means the sum of (1) EPIC's aggregate long-term indebtedness and other long-term liabilities (including any premiums or fees resulting from the prepayment of such obligations) determined in accordance with GAAP and (2) the amount, if any, by which EPIC's Net Working Capital (i.e., the aggregate current assets of EPIC less the aggregate current liabilities of EPIC determined in accordance with GAAP and adjusted for certain excluded items) is less than $1,450,000. The Adjustment Amount may be a negative number, which will result in an increase of the purchase price. The Earn Out Agreement provides for the payment of Earn Out Advances (as defined in the Earn Out Agreement) equal to $100,000 per calendar quarter (pro-rated during the first quarter) payable on June 30, 2000 and on each September 30, December 31, March 31 and June 30 thereafter until March 31, 2002. The Earn Out Amount, defined and calculated as provided in the Earn Out Agreement, shall, with respect to any Undisputed Amount, be paid on May 15, 2003, and with respect to any Disputed Amount, the date ten (10) business days following agreement on or delivery of the final binding and conclusive calculation by the Neutral Auditor of the Three Year EBITDA, as each such term is defined in the Earn Out Agreement. The Earn Out Amount payable on May 15, 2003 shall equal $5,412,000 unless EPIC's Three Year Average EBITDA (as defined in the Earn Out Agreement) for the thirty-six (36) month period beginning April 1, 2000 is less than $7,500,000, in which case, depending upon the actual amount of the Three Year Average EBITDA, the Earn Out Amount must be reduced and, in certain cases, the Earn Out Advances are required to be refunded, all as set forth in the Earn Out Agreement. See Exhibit 3 hereto.

         In connection with the Stock Purchase Agreement, the Company and Synagro will execute and deliver a Covenant Not to Compete Agreement (the "Covenant Not to Compete Agreement"). The Covenant Not to Compete Agreement, a copy of which is included herewith as Exhibit 4, and which also is a separate exhibit to the Stock Purchase Agreement, restricts the operations of the Company in the Transportation Business (as defined therein) within certain areas of New York, New Jersey and Connecticut and, to the extent competitive with Synagro, in the Biosolids Business (as defined in the Covenant Not to Compete Agreement). See Exhibit 4 hereto.

         The Stock Purchase Agreement provides that Longo, the former controlling shareholder of EPIC and its current President and a Director and significant shareholder of the Company, will remain with EPIC pursuant to an employment agreement. The Company will pay Longo from proceeds of the sale an amount to settle his existing employment contract with EPIC. Longo's personal guarantees with respect to certain performance bonds for EPIC also will be satisfied and released (or Synagro will provide a financial guaranty bond providing for direct payment of such obligations).

         Neither the Earn Out Agreement nor the Covenant Not to Compete Agreement will be executed until the Closing, which will take place on or after the Effective Date.

         II. The Sharing Agreement Transaction. The provisions of the Company's Certificate of Incorporation relating to the A Preferred and the C Preferred grant to Wasteco and Longo, as owners of the A Preferred and C Preferred, an option under certain circumstances to exchange (i) all of the outstanding A Preferred and C Preferred plus (ii) the Common Stock issued to Wasteco and Longo in connection with their preferred stock purchase, for all of the issued and outstanding shares of EPIC (the "Exchange Option"). Pursuant to a Sharing Agreement by and among Wasteco, Longo and the Company, a copy of which is included herewith as Exhibit 5 and which also is a separate exhibit to the Stock Purchase Agreement (the "Sharing Agreement"),Wasteco and Longo, effective upon the closing of the sale of the EPIC stock to Synagro and in consideration of the payments and liens described below (collectively, the "Sharing Agreement Transaction"), will waive the Exchange Option, thereby facilitating and permitting the consummation of the sale of the EPIC stock to Synagro. The parties to the Sharing Agreement have extended to June 30, 2000 the date for waiver of the Exchange Option, thereby coinciding with the extended termination date of the Stock Purchase Agreement. In consideration of the foregoing waiver, Wasteco and Longo shall be entitled to the following pursuant to the Sharing Agreement (provided that the parties do not intend that the payments specified in (a) and (b) shall in the aggregate exceed $3,000,000 of sale proceeds):

         (a) All notes payable to Wasteco and Longo arising out of loans by them to EPIC and the Company, currently outstanding in the aggregate principal amount of approximately $2,340,000, shall be paid by the Company at Closing and liens securing such loans, including subordinate pledges of EPIC stock, shall be terminated and released.

         (b) Reasonable legal fees and expenses of Wasteco and Longo (but in any event, in the aggregate not in excess of $1 million) in connection with the study of alternatives available to the Company and negotiations with all parties to the Closing and those parties who have negotiated for settlement with the Company during the period January 1, 1999 to the Closing shall be paid by the Company at the Closing.

         (c) At Closing, the Company expects to grant to a designee of Wasteco and Longo ("Designee") a first lien security interest, including proceeds, in
(i) the Earn Out Agreement and (ii) the Company's interest in a solid waste transfer station being developed by AMR in Bronx, New York (the "AMR Property"), including in the case of AMR, a lien on the Company's right to purchase additional membership interests in AMR ("AMR Interests") and a lien on any additional AMR Interests purchased. The lien granted with respect to AMR Interests is to be limited to $3,000,000.

         Originally, the Company had purchased a 33% membership interest in AMR and had held an option to acquire an additional 33% membership interest. However, in July 1999, the Company transferred its membership interest in AMR to AW Compost in exchange for (1) the payment of $225,000 to AMR by an affiliate of AW Compost in order to cure certain funding defaults by the Company, (2) the return to the Company of $860,000 of its Series D Preferred Shares, which AW Compost had purchased for $860,000 and (3) the cancellation of the "AMR Option" held by AW Compost (as described in Section 9 of the Company's Series D Preferred Certificate of Designation). The Company has the option to repurchase from AW Compost up to a 16.72% membership interest in AMR, at any time prior to June 30, 2000, for a cash payment of $1,700,000, plus interest from May 31, 2000.

         The Sharing Agreement requires the Company to exercise the foregoing option in conjunction with the Closing of the sale of EPIC. The membership interests in AMR will then be pledged as security to the Designee in the manner described above.

         The Sharing Agreement requires the Company to make commercially reasonable efforts to sell, dispose or otherwise monetize all of its rights in AMR for cash within 36 months after Closing. Upon any such sale or other disposition, the proceeds must be held in a separate account subject to the applicable security interest.

         For further information concerning AMR, the AMR Property and the status of the proposed project, including the Giuliani administration's recent announcement of its intention to change the City of New York's solid waste management plan in a manner that would delete the AMMR Project, among others, from the residential component of that plan, see "The Company's Strategic Development Plan - AMR" hereinafter.

         Upon collection of any funds under the Earn Out Agreement, such funds must also be held in a separate account pledged for the benefit of the Designee. The Company has agreed to hold the Earn Out Agreement to May 15, 2003 or to that time that any Disputed Amounts (as defined in the Earn Out Agreement) are resolved.

         At any time when there are cash equivalents held in either of such separate accounts exceeding $1,000,000, the Company has agreed (x) to redeem the A Preferred in the amount contained in the account but not in the aggregate more than $3,000,000 as to proceeds arising from the AMR Property; and (y) to redeem C Preferred in the amount contained in the account but not in the aggregate more than the amounts payable under the Earn Out Agreement. Any such obligation to redeem A Preferred and C Preferred is subject to reduction so that such redemption when effective will be permissible under law. The Company shall provide prompt notice to the Designee of Wasteco and Longo of (1) any Disputed Amount under the Earn Out Agreement, (2) receipt of property in any such separate account and (3) any sale, disposition or other transaction involving the property subject to the applicable security interests.

         (d) The Company shall defend title to the foregoing security at its sole expense (including the defense against any Disputed Amount under the Earn Out Agreement unless Wasteco and Longo agree that such defense is inappropriate). If the Company shall fail to fulfill such defense obligation, the Designee may do so and shall be entitled to utilize any amount held in either of the security accounts in the reasonable defense of such security.

         (e) As a result of the obligations under paragraph (c) above, the Company's ability to pay preferred dividends other than in Common Stock has been reduced. Accordingly, the Company's Certificate of Incorporation provisions governing the A Preferred and C Preferred, as well as the Company's Series D Exchangeable Redeemable Preferred (the "D Preferred"), shall be amended to provide that the A Preferred, C Preferred and D Preferred shall pay dividends in either cash or Common Stock, during the period November 3, 1999 through November 3, 2004, at the current formula price specified in the applicable preferred stock certificate of designation.

         Each element of the Sharing Agreement Transaction, including (i) the terms and provisions of the Sharing Agreement itself, such as the payment of the Wasteco and Longo loans and the reimbursement of their legal fees and expenses from the proceeds of the EPIC sale and the granting to the Designee of liens on and security interests in the Earn Out Agreement and the AMR Interests, (ii) the repurchase of AMR Interests in order to allow the granting of the lien on such Interests, and (iii) the amendments to the Company's Certificate of Incorporation to reflect (x) the mandatory redemption of A Preferred from proceeds of the monetization of the AMR Interests, (y) the mandatory redemption of C Preferred from proceeds of the Earn Out Agreement and (z) the provision that dividends on the A Preferred and C Preferred may be paid in cash or Common Stock, has been approved by Board of Director resolutions and by consents of Majority Stockholders, except that the provision that dividends on the D Preferred may be paid in cash or Common Stock was approved by the Board of Directors but was not required to be submitted for common stockholder approval.

         III. Reduction of Newark Mortgage Held by Equity Investments of Delaware, Inc. On May 15, 1999, the Company, as borrower, defaulted in the payment of a $1,000,000 Acquisition Refinancing Promissory Note, plus an additional $150,000 in accrued interest and penalties, payable to Equity Investments of Delaware, Inc., ("Equity Investments"), as lender. Equity Investments is also the holder of the Company's $2,000,000 Convertible Term Loan Promissory Note due November 1, 2000, now in default as a result of cross-default provisions. Both notes (together, the "Equity Investment Notes") are secured by a first mortgage on a 12 acre parcel in Newark, New Jersey (the "Newark Property"), owned by the Company's affiliate, Newark Recycling & Composting Company, Inc. ("NRCC"). Equity Investments has obtained a default judgment against the Company in respect of these claims. At Closing, the Company expects to pay from proceeds of the sale of EPIC and from other sources principal and accrued interest of approximately $750,000 and, contemporaneously therewith, to refinance the terms of the Equity Investment Notes, thereby deferring debt payments until at least December 31, 2000 (the foregoing is referred to as the "Equity Investments Transaction").

         IV. Settlement With VRH Construction Corp. On May 15, 1999, the Company defaulted on promissory notes payable by the Company and its subsidiary NRCC, which notes are secured by a second mortgage on the Newark Property. The total outstanding amount of this debt currently is approximately $6,466,100. The Company has acknowledged the debt but disputed the propriety of the mortgage. The Company now has negotiated a settlement with VRH Construction Corp. ("VRH") whereby the Company will pay VRH $1,000,000 from the proceeds of the sale of EPIC in reduction of the outstanding loans. These loans then will be consolidated as an obligation of the Company maturing up to eighteen (18) months from the Closing Date and will be secured by a second mortgage lien on the Newark Property (the foregoing is referred to as the "VRH Transaction"). As indicated above in the description of the Equity Investments Transaction, the first mortgage lien, as refinanced, contemporaneously is expected to be reduced by approximately $750,000.

         V. Repayment of EPIC Debt to FINOVA Capital Corporation and Merrill Lynch Business Financial Services, Inc. On June 17, 1998, EPIC, as borrower, entered into a Loan and Security Agreement with FINOVA Capital Corporation, as lender ("FINOVA"), whereby FINOVA loaned EPIC $10,000,000 for refinancing and other purposes (the "FINOVA Loan"). The Company guaranteed the FINOVA Loan and secured its guaranty by a pledge of the EPIC stock. The FINOVA Loan is further secured by a first security interest in all of EPIC's personal property.

         EPIC is also the obligor on an outstanding loan of approximately $522,811, pursuant to a line of credit from Merrill Lynch Business Financial Services Inc. (the "Merrill Lynch Loan"), personally guaranteed by Longo and secured by cash collateral from Mr. Longo.

         At the Closing, the FINOVA Loan and the Merrill Lynch Loan will be repaid in full from proceeds of the EPIC sale and all pledges and liens securing such loans are required to be released and satisfied of record. The foregoing is referred to as the "EPIC Debt Repayment Transaction".

         VI. Restructuring of Financial Arrangements with Lionhart Global Appreciation Fund, Ltd., Lionhart Investments, Ltd. and Global Earthfund Partners, L.L.C. The Company, together with its majority controlled subsidiary, Miami Recycling and Composting Company, Inc. ("MRCC"), and MRCC's wholly owned subsidiary, Bedminster Seacor Services Miami Corporation ("Bedminster" and together with the Company and Miami, the "Compost Entities"), previously entered into a Credit, Capitalization and Financing Agreement dated October 30, 1998 ("1998 Agreement") with Lionhart Global Appreciation Fund, Ltd. ("LGAF"), Lionhart Investments, Ltd. ("LHI") and Global EarthFund Partners, L.L.C. ("GEP" and together with LGAF and LHI, the "Lionhart Entities"), whereby, among other things, the Lionhart Entities made a loan of $10,500,000 to the Compost Entities ("1998 Loan") evidenced by a Mortgage Note, dated October 30, 1998, in the principal amount of $10,500,000, constituting a joint and several obligation of each of the Compost Entities ("1998 Note"), such 1998 Note being further guaranteed by the Company and MRCC pursuant to a Guaranty Agreement, dated October 30, 1998, executed and delivered to the Lionhart Entities ("1998 Guaranty).

         The 1998 Loan is secured by (i) a Senior Mortgage, Security Agreement, Fixture Filing and Assignment of Rents, dated October 30, 1998 ("1998 Mortgage"), from MRCC, as mortgagor, to the Lionhart Entities, as mortgagee, granting a first mortgage lien on an approximately 37.85 acre site owned by MRCC in Miami-Dade County, Florida (the "Miami-Dade County Property"); (ii) a Pledge and Security Agreement, dated October 30, 1998, from the Compost Entities to the Lionhart Entities as secured parties ("1998 Pledge and Security Agreement"), pledging, assigning and granting a security interest in certain personalty owned respectively by each of the Compost Entities; (iii) a Common Stock Pledge Agreement, dated October 30, 1998 ("1998 MRCC Stock Pledge Agreement"), whereby the Company, as owner of 80.1% of the outstanding capital stock of MRCC, pledged and delivered to the Lionhart Entities, as pledgee, all of its shares of MRCC stock; (iv) a Common Stock Pledge Agreement, dated October 30, 1998 ("1998 Bedminster Stock Pledge Agreement"), whereby MRCC, as owner of 100% of the capital stock of Bedminster, pledged and delivered to the Lionhart Entities, as pledgee, all of its Bedminster stock; and, (v) a Common Stock Pledge Agreement, dated October 30, 1998 ("1998 CAHC Stock Pledge Agreement"), whereby the Company pledged and delivered to the Lionhart Entities, as pledgee, 600,000 shares of Common Stock.

         As additional consideration for making the 1998 Loan and consummating the other transactions contemplated under the 1998 Agreement, LGAF received (i) six (6) warrants ("Warrants") to purchase in the aggregate 1.5 million shares of Common Stock at the times and prices specified in Article VIII of the 1998 Agreement and in the Warrants, (ii) a put option ("Put Option No. 1") with respect to 400,000 shares of the Company's Series B convertible preferred stock owned by LGAF ("B Preferred Shares") before or after such B Preferred Shares are converted on a one for one basis to Common Stock, Put Option No. 1 to be exercisable by LGAF and paid by the Company at a price of US $3.10 per share, pursuant to the terms and subject to the conditions set forth in Article IX of the 1998 Agreement, and (iii) an additional put option ("Put Option No. 2"), with respect to 553,386 shares of Common Stock owned by LGAF immediately following the closing of the 1998 Loan , Put Option No. 2 to be exercisable by LGAF at the time and paid by the Company at a price of US $3.20 per share, pursuant to the terms and subject to the conditions set forth in Article X of the 1998 Agreement.

         The Compost Entities are or may be in default under the 1998 Agreement, the 1998 Note, the 1998 Mortgage, the 1998 Pledge and Security Agreement, the 1998 MRCC Stock Pledge Agreement, the 1998 Bedminster Stock Pledge Agreement and/or the 1998 CAHC Stock Pledge Agreement, and/or any other agreements, documents or instruments that respectively relate thereto or arise therefrom, by or because of one or more actual, potential or alleged act(s) or omission(s) by one or more of the Compost Entities that violate or may violate one or more of the Compost Entities' undertakings under some or all of the foregoing documents ("Potential Defaults").

         Contingent upon the Closing, the Compost Entities and the Lionhart Entities have negotiated a Restructuring and Settlement Agreement substantially in the form included herein as Exhibit 6 (the "Restructuring Agreement"), whereby the Compost Entities would repay the 1998 Loan, including all accrued interest and costs, with $12.4 million of proceeds of the EPIC Loan and in consideration thereof the Lionhart Entities would terminate the 1998 Agreement, cancel the 1998 Note and the 1998 Guaranty and release and satisfy of record the 1998 Mortgage. The Restructuring Agreement had a stated termination date of April 30, 2000, by which time all of the conditions of such Agreement were required to be satisfied. The Company and the Lionhart Entities have now agreed to extend the termination date to June 30, 2000.

         The Restructuring Agreement provides further for a Put Option Agreement, substantially in the form included herein as Exhibit 7 (the "Put Option Agreement"), whereby Put Option No. 1 and Put Option No. 2 shall be amended and restated in their entirety and secured solely by pledges of stock of the Compost Entities and by certain other personal property in respect of the proposed project for the Miami-Dade County Property.

         The foregoing arrangements are referred to as the Lionhart Restructuring Transaction.

         VII. Churchill Capital, Inc. Fee. Churchill Capital, Inc. ("Churchill") has performed certain consulting and brokerage services in connection with the sale of EPIC and will receive a fee equal to $790,000, payable from the sale of EPIC (the "Churchill Transaction"). Charles R. Carson, a principal of Churchill, is a Director of the Company.

         The EPIC Sale Transaction, the Sharing Agreement Transaction, including all elements thereof, the Equity Investments Transaction, the VRH Transaction, the EPIC Debt Repayment Transaction, the Lionhart Restructuring Transaction and the Churchill Transaction are referred to collectively as the "Transactions".

         Attached as Exhibit 8 are recent unaudited financial statements of EPIC. Attached as Exhibit 9 are pro forma financial statements prepared by the Company, giving effect to the proposed sale of EPIC. The Company's Form 10-KSB/A for its fiscal year ended April 30, 1999, filed with the Securities and Exchange Commission on May 12, 2000, is incorporated by reference in this Information Statement.

                         Conditions of the Transactions

         Consummation of all of the Transactions is conditioned upon the simultaneous completion of each of the Transactions as well as the following additional transaction for which shareholder consent was not requested and is not required:

         Aryeh Trading Corp. and certain affiliates (together, "Aryeh"), have made loans to both the Company and EPIC in the aggregate of approximately $2,730,000, such loans having been secured in part by subordinate liens on the EPIC stock. Simultaneously with Closing, Aryeh will release the collateral for such loans, which, together with a new loan of $1,500,000, will be consolidated in a new loan agreement among the Company, MRCC and Aryeh (the "Aryeh Trading Loan"). The new loan agreement with Aryeh will be secured by a first mortgage lien on the Miami-Dade County Property. As additional consideration for completing this transaction, Aryeh will be granted warrants to purchase three million shares of the Common Stock at $.01 per share.

                      Proceeds of the EPIC Sale Transaction

         Proceeds of the EPIC Sale Transaction, together with certain other sources of funds described below, are expected to be applied as follows:



Estimated Sources of Funds

     Sale of EPIC                                               $ 42,500,000
     Aryeh Trading Loan                                            1,500,000
     Earnout Agreement                                            (5,000,000)
     Closing fees and expenses                                    (1,500,000)
                                                                ------------
     Cash proceeds at close                                       37,500,000

     Plus Estimated Purchase Price Adjustment                      3,050,000

              Total Cash Proceeds at Close                      $ 40,550,000
                                                                ============

Estimated Uses of Funds

     Payment of Lionhart Loan                                    $ 12,400,000
     Payment of FINOVA Loan                                         7,200,000
     Payment of Wasteco and Longo loans and legal fees              3,000,000
     Acquisition of AMR interests                                   1,700,000
     Payment to Equity Investments of Delaware                        500,000(1)
     Payment to VRH                                                 1,000,000
     Payment of Merrill Lynch Loan                                    550,000
     EPIC employee termination costs                                1,600,000
     Legal fees                                                     1,000,000
     Company Working Capital (18 months)                            3,300,000
     IRS Penalties/Real Estate Taxes                                  392,965
     AMR development costs                                            300,000
     Newark and Miami permitting costs                                500,000
     Litigation and other claims to be settled by Closing           2,539,250
     Reserve for Trade Payables, Unresolved Notes and Unsettled
     Litigation                                                     4,567,785
                                                                 ------------

              Total Uses                                         $ 40,550,000
                                                                 ============



---------------
(1) An additional $250,000 will be paid from other sources.

          Federal Income Tax Consequences of the EPIC Sale Transaction

         The following is a summary of the material United States federal income tax consequences to the Company and the shareholders of the Company upon the receipt by the Company pursuant to the EPIC Sale Transaction, of the cash and the Earn Out Agreement and the possible receipt by shareholders of the Company pursuant to the exercise of their dissenter's rights provided by the NJBCA, of consideration equal to the fair market value of the stock owned by such shareholders. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is being provided for general informational purposes only and is not intended to be a complete description of all of the tax consequences of the EPIC Sale Transaction.

         Because determining the tax consequences of the merger may depend upon your personal circumstances, you should consult with your tax advisor to understand how the merger may affect you.

         Tax Consequences of the EPIC Sale Transaction to the Company. The EPIC Sale Transaction will be treated for federal income tax purposes as a taxable deemed sale of all of the outstanding stock of EPIC by the Company to Synagro. The Company will recognize gain or loss upon the receipt of the cash and payments pursuant to the Earn Out Agreement in exchange for the EPIC stock equal to the difference between (i) the amount of cash received, and (ii) the Company's tax basis in the EPIC stock. Gain or loss will be capital gain or loss to the Company if the stock of EPIC was a capital asset in the hands of the Company. Under present law, capital gains are generally taxable at a maximum rate of 35% for corporations.

         Tax Consequences to Shareholders of the Company. The sale of the stock of EPIC, the other Transactions and the additional transaction described above under "Conditions of the Transactions" will have no direct federal income tax consequences for the shareholders of the Company. Also, the shareholders of the Company who choose to continue to hold their stock will have no resulting federal income tax consequences. However, the shareholders of the Company who exercise their dissenter's rights under the NJBCA will receive a liquidating distribution from the Company equal to the consideration they received for their stock of the Company pursuant to the exercise of their dissenter's rights. Provided this distribution is in complete liquidation of all of the particular shareholder's interest in the Company, the shareholders of the Company who exercise their dissenter's rights under the NJBCA will recognize gain or loss upon the receipt of the consideration in exchange for their stock of the Company equal to the difference between (i) the amount of cash received and (ii) their tax basis in the stock of the Company. Gain or loss will be capital gain or loss if the stock of the Company was a capital asset in the hands of the shareholder of the Company and will be a long-term capital gain or loss, if at the time of the merger, the stock of the Company was held by the shareholder for more than 12 months. Under present United States federal law, long-term capital gains are generally taxable at a maximum rate of 20% for individuals and 35% for corporations.

         Back-up Withholding Requirements. United States federal tax code information requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of the stock of the Company, unless the shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates these facts, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not supply the Company with his correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount withheld under these rules will be refunded or credited against the shareholder's federal income tax liability. Shareholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a shareholder, the amount of dividends paid with respect to such shares will be reported annually to the Internal Revenue Service and to such shareholder.

                    The Company's Strategic Development Plan

         Upon satisfaction of the conditions of the Transactions and effectuation of the sale of the EPIC stock to Synagro, the Company expects to take steps to pursue its Strategic Development Plan which Company Management has developed in conjunction with the negotiation of the sale of EPIC and the settlement of the related matters described in this Information Statement. The Strategic Development Plan is summarized below. More detail concerning the Strategic Development Plan, including historical background information, is included in the Company's Business Plan, which was accepted by the Company's Board of Directors on March 6, 2000. The Business Plan, which is available upon written request to the Company, was prepared based upon facts known to Company Management as of January 31, 2000. No attempt has been made to update the Business Plan based upon subsequent events.

         The Company's new management team, which has been in place for approximately eleven months, has spent that time identifying and assessing creditor claims, negotiating the resolution of various legal actions taken against the Company, raising interim financing and developing a strategic plan for the Company's future. The Company is now at a critical turning point of disposing of certain assets, settling with creditors, raising new capital and implementing the strategic plan. Management estimates that the Company's current and contingent liabilities (including trade payables, notes payable, various litigation claims and the proposed payments specifically listed under the caption "Proceeds of EPIC Sale Transaction") currently approximate $48,600,000.

         Management has determined that in order for the Company to survive and to meet all of its obligations, EPIC and the Company's other operating subsidiary, American Soils, Inc. ("ASI"), must be sold. The sale of ASI, which owns an outdoor composting facility in Freehold, New Jersey, has been negotiated at a price of $450,000, with $200,000 payable at closing and the balance due in 60 months with interest at 9.25% per annum. In addition, the purchaser has agreed to lease certain adjacent land owned by ASI. The sale is subject to the purchaser completing its due diligence and the lease is subject to the Company resolving certain lawsuits and judgments. To affect the Company's reorganization, a number of ancillary transactions must also be consummated, which include paying and restructuring loans, settling litigation and paying other obligations, as described in this Information Statement.

         Management has also identified three existing properties, one or more of which it expects to be the central focus of development for the Company within the next eighteen months. These properties are described in more detail below. The following statements in this Information Statement concerning the future business, operating results and financial condition of the Company are "forward looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations and are subject to a number of factors and uncertainties. Information contained in these forward-looking statements is inherently uncertain, and actual performance and results may differ materially.

Newark Property
---------------

         The Company is exploring the construction, leasing and/or operation of a solid waste transfer station at the Newark Property. It retained the firm of Cummings and Smith ("CS"), consulting engineers who have designed numerous solid waste facilities, to design a 1,200 tons-per-day ("tpd") facility on six acres of the Newark Property. Assuming permitting costs of $216,000 and a 15% contingency, CS has estimated the facility can be constructed and commissioned, exclusive of land costs, for $9,800,000. Total time estimated by CS for permitting and constructing the facility ranges from fifteen to twenty-four months. Construction time for the facility is estimated to be approximately six months, and will commence immediately following the issuance of permits.

         At the same time, the Company also retained the accounting firm of Mango, Huber and Meglio ("MHM"), with extensive experience with solid waste transfer stations and hauling companies in New Jersey, to develop a pro forma income statement for the facility designed by CS. The proposed transfer station has been discussed conceptually with Newark city officials, who have expressed unofficial initial-stage support if the facility can be used to help them to address solid waste issues in Newark.

         Using cost estimates for construction prepared by CS and for other equipment required to operate the waste transfer station, submitted by MHM, Management has estimated that total costs of a transfer station, including land, construction and equipment, will be $14,000,000. Assuming decreased tipping fees (as indicated below) and increased labor costs of $800,000, Management has adjusted MHM's estimated income from operations from $9,364,066 to $5,076,566.

  MHM Projected revenues                  $      43,942,500
  Less tipping fees reduction                     3,487,500
                                          -----------------
  Adjusted revenues                       $      40,455,000
                                          =================

         Management believes that a combination of taxable and tax-exempt bonds (term based on a 30-year payout) in excess of $25,000,000 can be obtained for the project. The portion available to the Company from over funding would be used to retire the remaining mortgages and liabilities on the Newark Property, and would result in income after debt service (exclusive of depreciation) to the Company of $2,426,566 annually.

  Income from operations                                           $   5,076,566
  Interest and amortization on $25,000,000 (11%)                       2,650,000
                                                                   -------------

  Adjusted income from operations (exclusive of depreciation)
                                                                   $   2,426,566
                                                                   =============

         Using the MHM and CS reports and the above assumptions, it is estimated that the market value of the waste transfer station would be in excess of $30,000,000 to $35,000,000 when operational, based on a multiple of 6 to 7 times income from operations.

         An alternative to the Company building and operating a transfer station would be to enter a leasehold agreement for the site with one of the major companies in the solid waste industry. The Company intends to begin discussions with a lessee, whereby the lessee will enter into a 30-year triple net ground lease with a minimum payment of $2,000,000 against a royalty of $2.00 per ton, which includes a host benefit fee to the City of Newark. The lessee will agree to permit, construct and operate a waste transfer station at the site and payments will commence 18 months after signing of the agreement. Management believes that if this transaction were to be consummated, a leasehold mortgage of $15,000,000 could be obtained, resulting in $350,000 being available to the Company annually after debt service. The money derived from the leasehold mortgage again would be used to retire the mortgages and liabilities of VRH and Equity Investments.

         For the other half of the Newark Property, Management has begun pursuing a long-term lease for a gas-fired co-generation facility and a distribution/warehouse center. Management has met with representatives of a power company who have visited the site and expressed a strong interest in exploring it, particularly given the availability of transmission capacity in the area to carry the electricity. Management also intends to identify warehouse/distribution center developers. With the continued expansion of Newark Airport, Management expects that the demand for modern warehouse facilities should continue to be strong.

         Management has met with a power generation developer who has expressed interest in the site, and has proposed a ground lease for five acres for an annual payment of approximately $100,000, which is based on a land valuation of $1,300,000, or approximately $250,000 per acre and a cap rate of 7.5%. Management has countered with an offer for six acres for an annual payment, using the same cap rate, of approximately $157,500, providing a value of $2,100,000 to the Company.

         Management plans to simultaneously pursue both the development of the solid waste transfer station and attempt to obtain a triple net lease from warehouse/distribution companies. If within six months, Management determines that solid waste contracts cannot be secured and/or local and state permits and approvals cannot be obtained, Management will proceed to the alternative of constructing a 235,000 square foot warehouse/distribution center. Analysis by CS shows construction costs of $14,410,000. With the cost of land at $5,000,000 and soft costs (commitment fees, insurance, interest costs during construction, etc.) of $1,500,000, the total needed to construct the facility is $20,910,000. Assuming the availability of a New Jersey Economic Development Authority loan for 70% of project costs at 6.0% to 6.5% (the debt constant would be approximately 7.75%), annual payments would be approximately $1,130,000. With triple net rental income of $6 per square foot and maintenance costs (snow removal, etc.) of $50,000, net income would be approximately $230,000 per year. Management intends to sell the facility for a multiple of 6 to 7 times cash flow (including debt service), thus realizing $7,500,000 to $8,000,000 and enabling the Company to retire the majority of the mortgages of VRH and Equity Investments.

         Until the land can be utilized as planned, management has negotiated and signed in April, 2000 a one-year ground lease for the use of the site as a container storage facility, with a 90-day termination notice provision, at $204,000 annually ($17,000 per month).

AMR
---

         As indicated above, the AMR Property is located in Bronx, New York. When and if constructed, AMR's facility will be capable of receiving waste by barge from New York City's existing marine transfer station system, compacting the waste and transporting it out of New York City by rail. AMR's business plan was based upon a Request for Proposals ("RFP") issued by the New York City Department of Sanitation in late 1997 for a 20-year contract, with two (2) five
(5) year extensions, to transport and dispose of up to 11,700 tons per day of the Department's residential solid waste. The RFP was a result of New York City's announced intent to close the Fresh Kills Landfill in Staten Island on December 31, 2001.

         AMR submitted its permit application for the disposal of solid waste to the State of New York in the Fall of 1997 and expects final permits to be issued later this year. Drafts of a Negative Declaration of Environmental Impact and an environmental permit were issued to AMR in December, 1999.

         The principals of AMR have continued to provide information to facilitate completion by New York City and New York State regulatory officials of their review of AMR's environmental permit application. There are six bid finalists representing only three solid waste companies, and, at present, AMR is the only company among the finalists, including the solid waste industry leaders, to have submitted a permit application.

         The release by regulatory officials of the Negative Declaration of environmental impacts and the draft environmental permit for the project, is a major step forward in the permitting process. The public hearing on the draft permit occurred on March 8, 2000, and AMR expects the final permit to be issued by year end 2000.

         In preparing the Business Plan, Management of the Company estimated that with the receipt of the Negative Declaration the asset value of the Company's share of AMR would be $4,000,000. That estimate was based on the fact that as of January 31, 2000 (and continuing to date), AMR was furthest along in the permitting process, and when the permit is issued, AMR will have the only permitted project for long term handling of a portion of New York City's residential solid waste after the closure of Fresh Kills Landfill. Accordingly, Management assumed, at that point, even if New York City were to award contracts to other bidders, such successful bidders likely would approach AMR to purchase the project because of AMR's unique permit status.

         Should AMR be issued a permit and New York City officials award a contract to AMR, Management expects that financing for the project will be available and, accordingly, the value of the Company's share should increase significantly. Based upon the foregoing assumptions, detailed financial modeling forecasts that the project will produce for the Company approximately $1,000,000 in annual cash flow beginning in 2003, $2,000,000 in 2004, and escalating annually.

         Notwithstanding the foregoing, as a result of the Giuliani administration's recently announced plans to substantially revise the City of New York's waste disposal plan, there is now considerable doubt concerning not only the schedule but also the ultimate completion of AMR's project in Bronx, New York, at least as initially envisioned with respect to residential solid waste. In early May, Mayor Guiliani announced his revised plan, which, inter alia, would substitute for the Bronx transfer station (as well as even larger transfer stations in Brooklyn and New Jersey), several retrofitted smaller scale transfer stations in New York City. Under the revised plan, trash would be barged from these smaller transfer stations to Linden, New Jersey and subsequently transported by rail to landfills in Illinois, South Carolina, Georgia and elsewhere. Although the proposed revised plan has received considerable coverage in the media, which has noted the absence of widespread community opposition but also significant cost increases and timing delays, the plan is subject to various legal and regulatory reviews, both in New York and New Jersey, which could significantly alter or entirely vitiate it. In addition, bidders under the RFP, including AMR, may challenge the legality of the revised plan, particularly as it affects the bidding process. It has been reported that New York City Council intends to hold a hearing on the revised plan later this month, while the Giuliani administration is taking public comments on the proposal through June 16. Even if implemented, it is not expected that all aspects of the plan would be in place for at least four years.

         In light of the uncertainty resulting from the revised New York City plan, Management cannot predict the ultimate outcome of this situation. However, after spending considerable time and effort consulting with AMR officials and others, Management continues to believe that the AMR Property has significant value, particularly in light of New York City's demonstrable need for commercial as well as residential trash removal and AMR's progress to date in its permitting process. Accordingly, Management has recommended to the Company's Board of Directors and the Board has affirmed its approval of the acquisition of the AMR Interests with a portion of the proceeds of the EPIC sale, unless there are material adverse developments for AMR prior to Closing, in which case proceeds otherwise available for the AMR project would be retained by the Company and applied for other corporate purposes.

Miami-Dade County, Florida Composting Project Site
--------------------------------------------------

         The Company and Bedminster are currently involved in a law suit against the City of Miami ( "Miami") seeking to compel Miami to confirm its second extension of a municipal solid waste disposal contract in connection with the proposed composting project at the Miami-Dade County Property. If specific performance is not awarded in the outcome of the lawsuit with Miami, the Company intends to proceed with the composting project with Miami-Dade County ("Dade") in lieu of Miami. Management has met on several occasions with senior Dade regulatory officials who have continued to express support for the project. Permit application reviews and approvals have been delayed and/or terminated due to the lawsuit and a lack of Company funds, and some regulatory requirements have been changed, but the permits are expected to be completed within one year from the resolution of the lawsuit.

         Based on its financial projections for the project, Management is confident that a combination of taxable and tax-exempt financing, with an initial taxable excess funding of $6,500,000, can be secured and the project built within 24 to 30 months of the conclusion of the litigation, currently anticipated in mid to late 2000.

                          Approval of the Transactions

         The Company has taken all action required under New Jersey law to approve the Transactions, such approval to be final as of the Effective Date. In addition, as a separate requirement, since stockholder approvals of the Transactions were obtained by written consent rather than at a stockholders' meeting, the Exchange Act requires that the Transactions may not become effective until the expiration of 20 calendar days from the date this Information Statement was mailed to the stockholders of the Company. Accordingly, the Transactions will become effective on the later of the Effective Date or the actual closing of the Transactions.

               Dissenters' Rights Regarding EPIC Sale Transaction

         Any shareholder of the Company has the right to dissent from the EPIC Sale Transaction (but not any of the other Transactions). The rights of dissenting shareholders are set forth in Chapter 11 of the NJBCA and are summarized herein. A shareholder who may wish to dissent should review carefully, alone or with his adviser, all of Chapter 11, and, specifically,
Section 11-2 ("Notice of Dissent"). The form of the Notice of Dissent which may be given by nonconsenting shareholders is included herewith as Exhibit 10.

A SHAREHOLDER WHO WISHES TO DISSENT FROM THE EPIC SALE TRANSACTION MUST FILE WITH THE COMPANY, NO LATER THAN JUNE 8, 2000, A WRITTEN NOTICE OF SUCH DISSENT STATING THAT THE SHAREHOLDER INTENDS TO DEMAND PAYMENT FOR HIS SHARES IF THE EPIC SALE TRANSACTION IS COMPLETED.

Thereafter, within 10 days after the EPIC Sale Transaction is completed, the Company shall give notice, by certified mail, to all shareholders who previously have filed a written notice of dissent with the Company, that the EPIC Sale Transaction has been completed ("Notice of Completion of Transaction"). Thereafter, the following procedural steps would apply:

         (1) Within 20 days of the mailing of such Notice of Completion of Transaction, a shareholder who previously filed notice of his dissent may make written demand on the Company for the payment of the fair value of his shares as of the day prior to the day of receipt and tabulation by the Company of the required shareholder consents ("Fair Value Date") (March 22, 2000).

         (2) Within 20 days after making this written demand for payment, the dissenting shareholder must submit his common stock certificate(s) to the Company for the notation thereon by the Company that a dissenter's demand has been made to the Company, whereupon the common stock certificate(s) will be returned to the dissenting shareholder.

         (3) Within 30 days after the mailing of the Notice of Completion of Transaction (10 days after the last possible day for a dissenting shareholder to file his written demand for payment of the fair value of his shares), the Company must mail to each dissenting shareholder a copy of its balance sheet and surplus statement, as of the Fair Value Date (March 22, 2000). The balance sheet and surplus statement may be accompanied by a written offer from the Company to pay each dissenting shareholder for his shares at a specified price deemed by the Company to be the fair value thereof. All dissenting holders of common shares must be offered the same price. This offered price could be greater than, less than or equal to the market price of the Common Stock.

         (4) If the fair value of the shares is not agreed upon within 30 days after the Company's mailing as set forth in (3) above, any dissenting shareholder may give the Company a written demand to commence an action in New Jersey Superior Court within an additional 30 days in order to determine fair value. If the Company fails to take such action, any dissenting shareholder may commence this action within an additional 60 day period.

         (5) The New Jersey Superior Court retains jurisdiction of all actions to determine fair value, including the power to appoint an appraiser to assist in such determination.

         (6) Any judgment of the New Jersey Superior Court shall include interest at an equitable rate determined by the Court from the date of the dissenter's demand for payment. The Court also has the power to apportion and assess the costs of the court proceeding between the Company and the dissenter(s) on a equitable basis.

         (7) A dissenting shareholder may request the withdrawal of his demand for payment of the fair value of his shares at any time, but such withdrawal is effective only with the written consent of the Company.

         (8) The enforcement by a dissenting shareholder of his right to receive payment for his shares shall preclude such dissenting shareholder from enforcing any other right to which he might otherwise be entitled by virtue of share ownership, except claims based on alleged, unlawful or fraudulent acts by the Company relating to such dissenting shareholder or claims that the Company exceeded its statutory powers.

         (9) A dissenting shareholder who accepts payment of the fair value of his shares ceases to have any rights of a shareholder of the Company from the time he makes his demand for payment.

         (10) A dissenting shareholder who, with the Company's consent, withdraws his demand for payment, continues to be a shareholder of the Company.

                              Approval of Directors

         The contents and the sending of this information statement have been approved by the Board of Directors of the Company.


DATED the 19th day of May, 2000.


Richard Franks
Assistant Secretary

                                    EXHIBIT 1


                              MAJORITY SHAREHOLDERS
                              AS OF MARCH 29, 2000



                                                             Number of Shares
     Name of Shareholder                                      Held of Record
     -------------------                                     ----------------
1.   G. Chris Andersen                                              328,439
2.   Andersen Weinroth & Co. LP                                   1,082,402
3.   Aryeh Trading Corporation                                    2,319,120
4.   AW Compost Partners LLC                                        144,141
5.   Mark Gasarch                                                 1,201,979
6.   Mark Gasarch, Trustee                                          165,000
     Sylvia Fein Trust
7.   Mark Gasarch, Trustee                                          100,000
     Linda Ratner Trust
8.   Robert J. Longo                                              6,251,878
9.   Wasteco Ventures Limited                                    20,506,259
                                                                 ----------
                            TOTAL                                32,099,218
                                                                 ==========
Majority Shareholders as a percentage of total of 58,665,228          54.72%
shares outstanding

                                                                       EXHIBIT 2




                                                                  EXECUTION COPY







                            STOCK PURCHASE AGREEMENT

                                 BY AND BETWEEN

                           SYNAGRO TECHNOLOGIES, INC.

                                       AND

                      COMPOST AMERICA HOLDING COMPANY, INC.





                                 MARCH 31, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ARTICLE I          DEFINITIONS.................................................1
   Section 1.2     Defined Terms...............................................1

ARTICLE II         CLOSING.....................................................2
   Section 2.1     Closing.....................................................2

ARTICLE III        SALE OF STOCK...............................................2
   Section 3.1     Company Common Stock........................................2
   Section 3.2     Purchase Price..............................................2
   Section 3.3     Purchase Price Adjustment...................................3
   Section 3.4     Closing Deliveries..........................................4

ARTICLE IV         REPRESENTATIONS AND WARRANTIES OF PURCHASER.................6
   Section 4.1     Organization and Qualification..............................6
   Section 4.2     Authority; Binding Agreement................................6
   Section 4.3     No Conflict.................................................6
   Section 4.4     Brokers or Finders..........................................7

ARTICLE V          REPRESENTATIONS AND WARRANTIES OF COMPOST AND THE COMPANY...7
   Section 5.1     Organization and Qualification..............................7
   Section 5.2     Capitalization..............................................7
   Section 5.3     Authority; Non-Contravention; Approvals.....................8
   Section 5.4     Subsidiaries................................................9
   Section 5.5     Financial Statements........................................9
   Section 5.6     Absence of Undisclosed Liabilities.........................10
   Section 5.7     Absence of Certain Changes or Events.......................10
   Section 5.8     Litigation.................................................10
   Section 5.9     Accounts Receivable........................................10
   Section 5.10    No Violation of Law; Compliance with Agreements............11
   Section 5.11    Insurance..................................................11
   Section 5.12    Taxes......................................................11
   Section 5.13    Employee Benefit Plans.....................................13
   Section 5.14    Employee and Labor Matters.................................14
   Section 5.15    Environmental Matters......................................15
   Section 5.16    Non-Competition Agreements.................................17
   Section 5.17    Title to Assets............................................17
   Section 5.18    Contracts, Agreements, Plans and Commitments...............17
   Section 5.19    Supplies...................................................18

   Section 5.20    Brokers and Finders........................................18
   Section 5.21    Intellectual Property......................................19
   Section 5.22    Relationships..............................................19
   Section 5.23    Year 2000..................................................19
   Section 5.24    Certain Payments...........................................20
   Section 5.25    Books and Records..........................................20
   Section 5.26    Condition and Sufficiency of Assets........................20
   Section 5.27    Information Statement......................................20
   Section 5.28    Disclosure.................................................21

ARTICLE VI         CONDUCT OF BUSINESS PENDING CLOSING........................21
   Section 6.1     Conduct of Business by the Company Pending Closing.........21
   Section 6.2     Access to Information; Environmental Due Diligence.........23
   Section 6.3     Commercially Reasonable Efforts............................23
   Section 6.4     Compost and Stockholders' Approval.........................23

ARTICLE VII        CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES.......24
   Section 7.1     Confidentiality............................................24
   Section 7.2     Further Assurances.........................................24
   Section 7.3     No Solicitation............................................25
   Section 7.4     Expenses and Fees..........................................26
   Section 7.5     Agreement to Cooperate.....................................26
   Section 7.6     Public Statements..........................................26
   Section 7.7     Notification of Certain Matters............................27
   Section 7.8     Tax Election...............................................27
   Section 7.9     Notice of Environmental Claims.............................27
   Section 7.10    Stockholder's Consents; Sharing Agreement..................27
   Section 7.11    Supplements to Schedules...................................27
   Section 7.12    Director and Officer Liability; Indemnification............28
   Section 7.13    Earnout Covenants..........................................28

ARTICLE VIII       CONDITIONS TO CLOSING......................................29
   Section 8.1     Conditions to Each Party's Obligation to Close.............29
   Section 8.2     Conditions to Obligation of Compost........................30
   Section 8.3     Conditions to Obligations of Purchaser.....................30
   Section 8.4     Failure of Conditions to Closing...........................31

ARTICLE IX         TERMINATION, AMENDMENT AND WAIVER..........................32
   Section 9.1     Termination................................................32
   Section 9.2     Effect of Termination......................................33
   Section 9.3     Extensions; Waiver.........................................33

ARTICLE X          INDEMNIFICATION AND LIMITATION ON LIABILITY................34
   Section 10.1    Compost's Indemnity Obligations............................34
   Section 10.2    Purchaser's Indemnity Obligations..........................35

   Section 10.3    Indemnification Procedures.................................35
   Section 10.4    Limitation of Compost's Liability..........................37
   Section 10.5    Limitation of Purchaser's Liability........................38
   Section 10.6    Right of Offset............................................38
   Section 10.7    Escrow.....................................................38

ARTICLE XI         GENERAL PROVISIONS.........................................38
   Section 11.1    Survival...................................................38
   Section 11.2    Notices....................................................39
   Section 11.3    Interpretation.............................................40
   Section 11.4    Miscellaneous..............................................40
   Section 11.5    Governing Law..............................................40
   Section 11.6    Binding Arbitration........................................40
   Section 11.7    Amendment..................................................42
   Section 11.8    Counterparts...............................................42
   Section 11.9    Parties in Interest........................................42
   Section 11.10   Validity...................................................42

Exhibits:

Exhibit A                Glossary
Exhibit B                Estimated Adjustment Amount
Exhibit C                Release of Claims Agreements
        C-1              Compost
        C-2              Wasteco
        C-3              Waxenbaum
        C-4              Walsh
        C-5              Longo
Exhibit D                Legal Opinion (Counsel to Compost)
Exhibit E                Employment and Covenant Not to Compete Agreements
Exhibit F                Lease
Exhibit G                Noncompetition Agreement
Exhibit H                Earnout Agreement
Exhibit I                Legal Opinion (Counsel to Purchaser)
Exhibit J                Sharing Agreement
Exhibit K                Stockholder's Consents and Agreements
Exhibit L                D&O Policy Term Sheet
Exhibit M                Amendment to Longo Security Agreement

Schedules

Schedule 3.2(a)          Payment of the Purchase Price; Indebtedness
Schedule 3.4(b)(iv)      Guarantees or Surety Obligations
Schedule 4.3             No Conflict
Schedule 5.1             Qualification
Schedule 5.2             Capitalization
Schedule 5.3             Authority; Non-Contravention; Approvals
Schedule 5.5             Financial Statements
Schedule 5.6             Absence of Undisclosed Liabilities
Schedule 5.7             Absence of Certain Changes of Events
Schedule 5.8             Litigation
Schedule 5.9             Accounts Receivable
Schedule 5.10            No Violation of Law; Compliance with Agreements
Schedule 5.11            Insurance Policies
Schedule 5.12            Taxes
Schedule 5.13            Employee Benefit Plans
Schedule 5.14            Employee and Labor Matters
Schedule 5.15            Environmental Matters
Schedule 5.16            Non-Competition Agreements
Schedule 5.17            Title to Assets
Schedule 5.18            Contracts, Agreements, Plans and Commitments
Schedule 5.20            Brokers and Finders Fees
Schedule 5.21            Intellectual Property
Schedule 5.22            Relationships

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT, dated as of March 31, 2000 (together with the Earnout Agreement between Compost and Purchaser in the form attached hereto as Exhibit H, the "Agreement"), is by and between SYNAGRO TECHNOLOGIES, INC., a Delaware corporation (the "Purchaser"), and COMPOST AMERICA HOLDING COMPANY, INC., a New Jersey corporation ("Compost"). The Purchaser and Compost are each referred to as a "Party" and, collectively, they are sometimes referred to as the "Parties." Environmental Protection & Improvement Company, Inc., a New Jersey corporation (the "Company"), has joined this Agreement solely for purposes of making the representations and warranties in Article V of this Agreement as to itself.

                              W I T N E S S E T H:

         WHEREAS, Compost owns 200 shares of the issued and outstanding shares of common stock, no par value per share, of the Company, which constitutes all of the issued and outstanding capital stock of the Company ("Company Common Stock");

         WHEREAS, the Company is in the business of transporting (i) biosolids by intermodal truck/rail hauling to land application sites for beneficial use and to landfill sites, and (ii) other wastes, including but not limited to incinerator ash, soils and municipal solid waste, to landfills and special purpose disposal sites (collectively, the "Business");

         WHEREAS, the Purchaser desires to purchase from Compost, and Compost desires to sell to the Purchaser, the Company Common Stock upon the terms and conditions set forth herein; and

         WHEREAS, Compost is making certain representations, warranties and indemnities herein, as an inducement to Purchaser to enter into this Agreement.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements stated herein, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, covenant and agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         Section 1.1 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles ("GAAP") and on a basis not inconsistent with those applied in the preparation of the financial statements referred to in Section
5.5 hereof.

         Section 1.2 Defined Terms. As used in this Agreement, certain words and terms have the meanings ascribed to them in the Glossary attached hereto as Exhibit A. Other capitalized terms have the meanings ascribed to them elsewhere in this Agreement.

                                   ARTICLE II

                                     CLOSING

         Section 2.1 Closing. Subject to the terms and provisions of Article IX, the purchase and sale of the Company Common Stock (the "Closing") provided for in this Agreement shall take place at a location mutually agreeable to the parties hereto in New York City, as promptly as practicable (but in any event within five (5) business days) following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and place as the parties shall agree; provided, however, that upon agreement of the Parties the Closing may take place by telecopy. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

                                   ARTICLE III

                                  SALE OF STOCK

         Section 3.1 Company Common Stock. Subject to the terms and conditions of this Agreement, Compost will sell, transfer and deliver to the Purchaser, and the Purchaser will purchase, the Company Common Stock on the Closing Date.

         Section 3.2 Purchase Price.

                  (a) The aggregate purchase price (the "Purchase Price") for the Company Common Stock and the representations, warranties, covenants and agreements referenced herein and contemplated hereby shall be (i) cash equal to Thirty-Seven Million Five Hundred Thousand Dollars ($37,500,000), less the Adjustment Amount, payable to the order of and in the amounts listed on Schedule 3.2(a) (such Schedule 3.2(a) to be provided by Compost at least ten (10) days prior to the Closing); and (ii) the earnout consideration, if any, due and payable under the Earnout Agreement as defined in Section 3.4(a)(xii) below.

                  (b) The capitalized terms used in this Section shall have the following meanings:

         "Adjustment Amount" means the sum of (1) the Company's Indebtedness as of the Closing Date and (2) the amount, if any, by which the Company's Net Working Capital as of the Closing Date is less than one million, four hundred fifty thousand dollars ($1,450,000). The Adjustment Amount may be a negative number, which will result in an increase of the Purchase Price.

         "Indebtedness" means the aggregate long-term indebtedness and other long-term liabilities of the Company (including any premiums or fees resulting from the prepayment of the Indebtedness) determined in accordance with GAAP. To the extent Indebtedness of the Company is paid at Closing out of the Purchase Price proceeds as set forth in Schedule 3.2(a) to be provided by Compost at least ten (10) days prior to the Closing, such Indebtedness shall not be deducted a second time from the Purchase Price by including such Indebtedness within the Adjustment Amount calculation.

         "Net Working Capital" means the aggregate current assets of the Company less the aggregate current liabilities of the Company determined in accordance with GAAP.

                  (c) For purposes of determining the Adjustment Amount, (i) no deduction shall be taken for the Company's current liabilities and Indebtedness payable to Carter Machinery, Temple Elevators, Citicorp Dealer Finance and Ford Motor Credit in the amounts set forth on Schedule 5.17 and (ii) the amounts in current assets related to (i) IEM/Sealand, (ii) P. Edwards and (iii) FINOVA financing costs shall be disregarded.

         Section 3.3 Purchase Price Adjustment.

                  (a) Prior to the Closing Date, Compost shall deliver to Purchaser a worksheet which shall be attached as Exhibit B hereto, setting forth a reasonable estimate of the Indebtedness and Net Working Capital as of the Closing Date as well as a computation of the estimated Adjustment Amount (the "Estimated Adjustment Amount"). The worksheet shall be prepared by Compost and accepted by Purchaser in its reasonable discretion. If the Estimated Adjustment Amount is a positive number, the amount payable in cash at Closing shall be decreased in an amount equal to the Estimated Adjustment Amount. If the Estimated Adjustment amount is a negative number, the amount payable in cash at Closing shall be increased in an amount equal to the absolute value of the Estimated Adjustment Amount.

                  (b) Within 90 days after the Closing, the Purchaser shall cause the Company to prepare and deliver to Compost a balance sheet of the Company as of the Closing Date (the "Closing Date Balance Sheet"), including a computation of the actual Adjustment Amount of the Company as of the Closing Date. The Closing Date Balance Sheet and the calculations of Indebtedness and Net Working Capital shall be prepared in accordance with GAAP, and to the extent consistent with GAAP, using the same accounting methods, policies, practices and procedures with classifications, judgments and estimation methodologies consistent with those used in preparation of the Company Financial Statements. If within 15 calendar days following delivery of the Closing Date Balance Sheet Compost does not object in writing thereto, Compost shall have been deemed to have agreed to the Closing Date Balance Sheet. If Compost objects in writing to the computation, then the Purchaser and Compost shall negotiate in good faith and attempt to resolve their disagreement. Within the first fifteen calendar days following the delivery of the Closing Date Balance Sheet and during the period of any dispute within the contemplation of this Section 3.3(b), Compost and other representatives of Compost shall have reasonable access during normal business hours to all relevant books and records and employees of the Company to the extent required to complete their review of the Closing Date Balance Sheet and shall be permitted to review the working papers, if any, of the Company or the Purchaser's Auditors relating to the Closing Date Balance Sheet. Purchaser and Purchaser's Auditors shall cooperate with Compost and their representatives in facilitating such review. Should such negotiations not result in an agreement within 20 calendar days, then the matter shall be submitted to arbitration by an independent accounting firm of national reputation mutually acceptable to the Purchaser and Compost (the "Neutral Auditors"). Such arbitration shall be governed by the rules provided in Sections 11.6(a), 11.6(b), 11.6(c), and 11.6(d) of this Agreement. If the Purchaser and Compost are unable to agree on the Neutral Auditors, then they shall request the American Arbitration Association to appoint the Neutral Auditors. All fees and expenses relating to appointment of the Neutral Auditors and the work, if any, to be performed by the Neutral Auditors will be borne equally by the Purchaser and Compost. The Parties agree to execute a reasonable engagement letter if requested by the Neutral Auditors. The Neutral Auditors shall act as an arbitrator to determine those issues still in dispute. In resolving any disputed item, the Neutral Auditors
(x) shall be bound by the provisions of this Agreement and (y) may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Neutral Auditors' determination shall be made within 30 days after their selection and shall set forth in a written statement their findings as to the dispute and the resulting computation of the actual Adjustment Amount to Purchaser and Compost. The Neutral Auditor's determination will be final, binding and conclusive on the Parties.

                  (c) Within three business days following the agreement on the Closing Date Balance Sheet setting forth the Adjustment Amount or the delivery of the written statement of the Neutral Auditors, the following excess or deficit amount shall be due and payable: (i) if the Estimated Adjustment Amount less the Adjustment Amount is a positive number, the Purchaser shall pay Compost a cash payment equal to such excess or (ii) if the Estimated Adjustment Amount less the Adjustment Amount is a negative number, Compost shall pay the Purchaser a cash payment equal to such deficit. Any such excess or deficit payment shall be due and payable within three (3) business days after the Adjustment Amount is determined pursuant to this Section 3.3.

         Section 3.4 Closing Deliveries.

                  (a) At the Closing, Compost shall deliver to the Purchaser:

                           (i) certificates representing the Company Common
Stock, duly endorsed for transfer to the Purchaser or accompanied by duly executed assignment documents, which shall transfer to the Purchaser good and valid title to the Company Common Stock, free and clear of all liens, claims, restrictions and encumbrances of any nature whatsoever;

                           (ii) evidence of all consents, waivers and/or
approvals in form reasonably acceptable to the Purchaser with respect to the transactions contemplated in this Agreement as further described on Schedule 5.3;

                           (iii) Limited Release of Claims Agreements executed
by Compost, Wasteco Ventures Limited, a British Virgin Islands corporation ("Wasteco"), Wafra Acquisition Fund 7, L.P., executing such Limited Release solely to evidence its lack of objection to the execution of such document by Wasteco ("Wafra"), Jay Waxenbaum ("Waxenbaum"), Kevin Walsh ("Walsh") and Robert
J. Longo ("Longo") releasing the Company in the forms attached hereto as Exhibits C-1 through C-5;

                           (iv) all corporate, accounting, business and tax
records of the Company;

                           (v) a legal opinion from Greenberg Traurig, counsel
to Compost, in a form attached hereto as Exhibit D.

                           (vi) Employment and Covenant Not to Compete
Agreements between the Purchaser and each of Robert J. Longo and Jay Waxenbaum, attached as Exhibit E hereto; and

                           (vii) new real property lease with respect to the
office property owned by an affiliate of Longo, and located at 305 Palmer Road, Denville, New Jersey 07834, in the form attached hereto as Exhibit F;

                           (viii) Covenant Not to Compete Agreement between
Compost and the Purchaser, in the form attached hereto as Exhibit G.

                           (ix) Certificate of Incumbency of Compost;

                           (x) Good Standing Certificate of the Company;

                           (xi) Good Standing Certificate of Compost; and

                           (xii) Earnout Agreement between Compost and the
Purchaser in the form attached hereto as Exhibit H (the "Earnout Agreement").

                  (b) At the Closing, the Purchaser shall deliver the following to Compost:

                           (i) $37,500,000 as adjusted by the Estimated
Adjustment Amount set forth in Section 3.3;

                           (ii) Employment and Covenant Not to Compete
Agreements between the Purchaser and each of Robert J. Longo and Jay Waxenbaum, attached as Exhibit E;

                           (iii) Earnout Agreement, attached as Exhibit H;

                           (iv) (A) The Purchaser shall either provide documents
confirming the removal of Compost from any and all personal guaranties and/or surety obligations listed on Schedule 3.4(b)(iv) or, alternatively, the Purchaser may provide an unsecured indemnity to Compost with respect to the Compost guaranties and surety obligations reasonably satisfactory to Compost and the Purchaser, and (B) the Purchaser shall either provide documents confirming the removal of Longo from any and all personal guaranties and/or surety obligations listed on Schedule 3.4(b)(iv) or provide Longo with a financial guaranty bond enforceable in the State of New Jersey from AIG or National Union (or another insurer acceptable to Longo in his sole discretion) (the "Insurer") providing for payment directly to Safeco Insurance Company of the full amount of any such guaranty or surety obligation within 15 days after Longo provides written notice to such Insurer that a formal demand has been made against Longo. The bond may provide that if the Insurer deems the claim unjustified, the Insurer may defend against such claim in the name and place of Longo and shall indemnify and hold him harmless from any cost, expense (including but not limited to legal fees) or liability that may arise out of the failure to pay and any delay in payment;

                           (v) a legal opinion of Locke Liddell & Sapp LLP,
counsel to the Purchaser, in a form attached hereto as Exhibit I;

                           (vi) Good Standing Certificate of Purchaser; and

                           (vii) Incumbency Certificate of Purchaser

                                   ARTICLE IV

                               REPRESENTATIONS AND
                             WARRANTIES OF PURCHASER

         Purchaser represents and warrants to Compost as follows:

         Section 4.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have, or could not reasonably be anticipated to have, individually or in the aggregate, a material adverse effect.

         Section 4.2 Authority; Binding Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by Compost, constitutes a valid and legally binding agreement of Purchaser and is enforceable against Purchaser in accordance with its terms.

         Section 4.3 No Conflict. Except as set forth in Schedule 4.3, neither the execution and delivery of this Agreement by Purchaser nor the consummation or performance of any of the transactions contemplated herein by Purchaser will give any Person the right to prevent, delay or otherwise interfere with any of the transactions contemplated herein pursuant to:

                           (i) any provision of Purchaser's Certificate of
Incorporation and bylaws;

                           (ii) any resolution adopted by the board of directors
or the stockholders of Purchaser;

                           (iii) any statute, law, ordinance, rule, regulation,
judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Purchaser or any of its properties or assets; or

                           (iv) any contract to which Purchaser is a party or by
which Purchaser may be bound.

Except as set forth in Schedule 4.3, Purchaser is not and will not be required to obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated herein.

         Section 4.4 Brokers or Finders. Purchaser and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finder's fees or agents' commissions or other similar payments in connection with this Agreement.

                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                           OF COMPOST AND THE COMPANY

         Compost and the Company (to the extent the representation or warranty is applicable to the Company), jointly and severally, represent and warrant to Purchaser as follows:

         Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Except as set forth on Schedule 5.1, the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary except for those jurisdictions in which failure to so qualify would not have a Material Adverse Effect. True, accurate and complete copies of the Company's articles of incorporation and bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Purchaser.

         Section 5.2 Capitalization.

                  (a) The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, of which 200 shares are issued and outstanding, and no other shares of capital stock of the Company are issued and outstanding. Except as set forth on Schedule 5.2, all of the issued and outstanding shares of Company Common Stock were validly issued and are fully paid, nonassessable and free of preemptive rights and are owned beneficially and of record by Compost, free and clear of all restrictions, liens, claims and encumbrances.

                  (b) Except as set forth on Schedule 5.2, there are no outstanding (i) subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, debenture, instrument or other agreement obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such agreement or commitment or (ii) obligations of the Company to repurchase, redeem or otherwise acquire any securities referred to in clause (i) above. Except as set forth on Schedule 5.2, there are no voting trusts, proxies or other agreements or understandings to which the Company is a party or is bound with respect to the voting of any shares of capital stock of the Company.

                  (c) Wasteco and Longo entered into an agreement with Compost in the form of Exhibit J hereto (the "Sharing Agreement") to alter certain dividend provisions, to provide for additional redemption rights relative to the Series A and Series C preferred stock of Compost and to provide collateral security for undertaking to redeem stock under deferred circumstances. The Sharing Agreement is effective to waive all rights of Wasteco and Longo to acquire capital stock of the Company only upon the Closing. The Sharing Agreement continues in full force and effect.

         Section 5.3 Authority; Non-Contravention; Approvals.

                  (a) Except as set forth on Schedule 5.3, Compost has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been approved by the Board of Directors and shareholders of Compost and no other corporate proceedings on the part of the Company or Compost are necessary to authorize the execution and delivery of this Agreement or the consummation by Compost of the transactions contemplated hereby. The only approval of the holders in any class or series of Compost's or the Company's capital stock that is necessary to consummate the transactions contemplated by this Agreement is the approval and adoption of this Agreement by the holders of a majority of the votes entitled to be cast by holders of the Compost Common Stock, with each share of Compost Common Stock entitled to one vote per share (the "Compost Stockholders' Approval"). The Compost Stockholders' Approval has been obtained by written consent effected in accordance with Compost's articles of incorporation and bylaws and all applicable laws. Contemporaneously with the execution and delivery of this Agreement, the stockholders of Compost referenced in Exhibit K have executed and delivered to the Purchaser the written consents and voting and proxy agreements attached hereto as Exhibit K (collectively, the "Stockholder Consents"). The Stockholder Consents are irrevocable and coupled with an interest. This Agreement has been duly executed and delivered by Compost, and, assuming the due authorization, execution and delivery hereof by Purchaser, constitutes a valid and legally binding agreement of Compost, enforceable against Compost in accordance with its terms.

                  (b) Except as set forth on Schedule 5.3, the execution and delivery of this Agreement by Compost and the consummation by Compost of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under any of the terms, conditions or provisions of (i) the articles of incorporation or bylaws of the Company or Compost, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or Compost, or any of their respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or Compost is now a party or by which the Company or Compost or any of their respective properties or assets may be bound or affected.

                  (c) Except with regard to a Hart-Scott-Rodino filing, no consents and approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Compost or the consummation by Compost of the transactions contemplated hereby.

         Section 5.4 Subsidiaries. The Company does not have any Subsidiaries, nor does the Company hold any equity interest in or control (directly or indirectly, through the ownership of securities, by contract, by proxy, alone or in combination with others, or otherwise) any corporation, limited liability company, partnership, business organization or other Person.

         Section 5.5 Financial Statements. The financial statements of the Company attached as Schedule 5.5 (the "Company Financial Statements") have been prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to prior reserves, allowances, adjustments and provisions in the ordinary course of the Company's business, consistent with past practice and in conformity with GAAP. The Company Financial Statements shall include the Company's April 30, 1998 and April 30, 1999 audited balance sheets and related statements of income and cash flows, and the Company's balance sheets and related statements of income and cash flows for each quarterly period (unaudited) ending after April 30, 1999 and through January 31, 2000. The Company's balance sheet and related statements of income and cash flows as of and for the quarter ending January 31, 2000 shall be attached as Schedule 5.5 and included within the Company Financial Statements when delivered pursuant to Section 8.3(f).

         Section 5.6 Absence of Undisclosed Liabilities. Except as disclosed in
Schedule 5.6, the Company has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies (i) which are accrued or reserved against in the Company Financial Statements or reflected in the notes thereto or
(ii) which were incurred after July 31, 1999, and were incurred in the ordinary course of business and consistent with past practice.

         Section 5.7 Absence of Certain Changes or Events. Except as disclosed in Schedule 5.7, since July 31, 1999, (i) the Company has not declared or set aside or paid any dividend or made any other distribution with respect to its outstanding securities, or, directly or indirectly, purchased, redeemed or otherwise acquired any of its securities; (ii) the Company has not granted any general increase in the compensation of its officers, directors or employees (including any increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) and has not paid any bonuses to any officers, directors or employees; (iii) the Company has not adopted, entered into or amended any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; (iv) the Company has not made any amendment to its articles of incorporation or bylaws or changed the character of its business in any material manner; (v) the business of the Company has been conducted in the ordinary course of business consistent with past practice; and (vi) there has not been any event, occurrence, development or state of circumstances or facts which has had, or could reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

         Section 5.8 Litigation. Except as described in Schedule 5.8, there are no claims, suits, actions, Environmental Claims or proceedings pending against (and, to the best of Compost's and the Company's knowledge, there are no inspections or investigations or other claims, suits or actions relating to, affecting or threatened against) the Company before any court, governmental department, commission, agency, instrumentality, authority, or any mediator or arbitrator. Except as described in Schedule 5.8, the Company is not a party to and, to the best of Compost's and the Company's knowledge, is not subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality, authority, or any mediator or arbitrator.

         Section 5.9 Accounts Receivable. Except as disclosed on Schedule 5.9, all accounts receivable (net of applicable reserves) reflected on the Company Financial Statements represent sales actually made in the ordinary course of business and, to the best of Compost's knowledge, are collectible within 90 days after the applicable billing date. All reserves and allowances for doubtful accounts have been prepared in accordance with GAAP, as consistently applied. This representation is not a guaranty of collectibility.

         Section 5.10 No Violation of Law; Compliance with Agreements.

                  (a) The Company is not in violation of and has not been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable Environmental Law) of any governmental or regulatory body or authority. To the best of Compost's and the Company's knowledge, no investigation or review by any governmental or regulatory body or authority is pending or threatened with regard to the Company or the transactions contemplated by this Agreement, nor has any governmental or regulatory body or authority indicated an intention to conduct the same. The Company has all permits (including without limitation Environmental Permits), licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals required or necessary to conduct its business as presently conducted (collectively, the "Company Permits"). The Company is not in violation of the terms of any of the Company Permits.

                  (b) The Company is not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the charter, bylaws or similar organizational instruments of the Company or (b) except as described in Schedule 5.10(b), any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company is a party or by which it is bound or to which any of its property is subject.

         Section 5.11 Insurance. Schedule 5.11 hereto sets forth a list of all insurance policies owned by the Company or by which the Company or any of its properties or assets is covered against present losses, all of which are now in full force and effect. No insurance has been refused with respect to any operations, properties or assets of the Company nor has coverage of any insurance been limited by any insurance carrier that has carried, or received any application for, any such insurance since November 30, 1997. No insurance carrier has denied any claims made against any of the policies listed on
Schedule 5.11 hereto. All performance bonds, guarantees and sureties securing any obligations or debts of the Company are set forth on Schedule 3.4(b)(iv).

         Section 5.12 Taxes.

                  (a) Except as set forth on Schedule 5.12, (i) Compost and the Company have (x) duly filed (or there has been filed on their behalf, whether by a consolidated return or otherwise) with the appropriate taxing authorities all Tax Returns (as hereinafter defined) required to be filed by them on or prior to the date hereof, and (y) duly paid in full or made adequate provision therefor on the Company Financial Statements in accordance with GAAP (or payment or adequate provision has been made on its behalf) for the payment of all Taxes (as hereinafter defined) which if unpaid would have a Material Adverse Effect for all periods ending through the date hereof; (ii) all such Tax Returns filed by or on behalf of Compost and the Company are true, correct and complete in all material respects; (iii) the Company is not the beneficiary of any extension of time within which to file any Tax Return; (iv) no claim has ever been made by any authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (v) the liabilities and reserves for Taxes reflected in the most recent balance sheet included in the Company Financial Statements to cover all Taxes for all periods ending at or prior to the date of such balance sheet have been determined in accordance with GAAP, and there is no material liability for Taxes for any period beginning after such date other than Taxes arising in the ordinary course of business;
(vi) there are no liens for Taxes upon any property or assets of the Company, except for liens for Taxes not yet due; (vii) the Company has not made any change in accounting methods since April 30, 1999; (viii) the Company has not received a ruling from any taxing authority or signed an agreement with any taxing authority; (ix) the Company has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code, as amended or similar provisions under any foreign laws) and has, within the time and the manner prescribed by law, withheld and paid over to the appropriate taxing authority all amounts required to be so withheld and paid over under all applicable laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; (x) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company, and as of the date of this Agreement the Company has not received a written notice of any pending audits or proceedings; (xi) Compost does not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed; (xii) the federal income Tax Returns of the Company have been examined by the Internal Revenue Service ("IRS") (which examination has been completed) or the statute of limitations for the assessment of federal income Taxes of the Company has expired, for all periods through and including December 31, 1994, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid; (xiii) no adjustments or deficiencies relating to Tax Returns of the Company have been proposed, asserted or assessed by any taxing authority, except for such adjustments or deficiencies which have been fully paid or finally settled; and (xiv) the Company has delivered to the Purchaser true, correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 1993.

                  (b) Except as disclosed on Schedule 5.12, there are no outstanding requests, agreements, consents or waivers to extend the statute of limitations applicable to the assessment of any Taxes or deficiencies against the Company, and no power of attorney granted by the Company with respect to any Taxes is currently in force. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. The Company is not a party to any agreement providing for the allocation or sharing of Taxes with any entity. The Company has not, with regard to any assets or property held, acquired or to be acquired by it, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company. The Company has no liability for Taxes of any Person (other than any of the Company and its Subsidiaries) under Section 1.1502-6 of the United States Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

         Section 5.13 Employee Benefit Plans.

                  (a) Each Plan and each Benefit Program (as such terms are defined below) is listed on Schedule 5.13 hereto. Except for those multiemployer plans as described on Schedule 5.13, no Plan or Benefit Program is or has been
(i) covered by Title IV of ERISA, or (ii) subject to the minimum funding requirements of Section 412 of the Code. Each Plan and Benefit Program, other than the multiemployer plans listed on Schedule 5.13, intended to be qualified under Section 401(a) of the Code is designated as a tax-qualified plan on
Schedule 5.13 and is so qualified. No Plan or Benefit Program provides for any retiree health benefits for any employees or dependents of the Company other than as required by Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B ("COBRA"). There are no claims pending with respect to, or under, any Plan or any Benefit Program, other than routine claims for benefits, and there are no disputes or litigation pending or, to the knowledge of Compost and the Company, threatened, with respect to any such Plans or Benefit Programs.

                  (b) Compost has heretofore delivered to Purchaser true and correct copies of the following, if any:

                           (i) each Plan and each Benefit Program listed on
Schedule 5.13, all amendments thereto as of the date hereof and all current summary plan descriptions provided to employees regarding the Plans and Benefit Programs;

                           (ii) each trust agreement and annuity contract (or
any other funding instruments) pertaining to any of the Plans or Benefit Programs, including all amendments to such documents to the date hereof;

                           (iii) each management or employment contract or
contract for personal services between the Company and any officer, consultant, director, employee or independent contractor of the Company; and

                           (iv) a complete description of each other plan,
policy, contract, program, commitment or arrangement providing for bonuses, deferred compensation, retirement payments, profit sharing, incentive pay, commissions, hospitalization or medical expenses or insurance or any other material benefits for any officer, consultant, director, annuitant, employee or independent contractor of the Company as such or members of their families (other than directors' and officers' liability policies), whether or not insured but which are currently maintained by the Company or with respect to which the Company currently has any liability (a "Benefit Program"). For purposes of this Agreement, "Plan" means an "employee benefit plan" (as defined in Section 3(3) of ERISA) which is or has been established or maintained, or to which contributions are or have been made, by the Company or by any trade or business, whether or not incorporated, which, together with the Company, is under common control, as described in Section 414(b) or (c) of the Code.

                  (c) Each other Plan and Benefit Program has been maintained and administered in material compliance with its terms and in accordance with all applicable laws, rules and regulations. The Company has no commitment or obligation to establish or adopt any new or additional Plans or Benefit Programs or to materially increase the benefits under any existing Plan or Benefit Program.

                  (d) Except as set forth in Schedule 5.13, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (i) result in any payment to be made by the Company, including, without limitation, severance, unemployment compensation, golden parachute (defined in Section 280G of the Code) or otherwise, becoming due to any employee of the Company, or (ii) increase any benefits otherwise payable under any Plan or any Benefit Program.

                  (e) As of the date hereof, the Company does not sponsor any simplified employee pension plans as described in Section 408(k) of the Code and there are no claims against the Company for benefits relating to any such plans.

                  (f) The Company contributes to several multiemployer pension plans and multiemployer welfare plans (collectively referred to as "multiemployer plans") as more particularly disclosed on Schedule 5.13. None of these multiemployer plans are in reorganization or insolvent (as defined in ERISA ss. 4241 and ss. 4245). The Company is not liable for any withdrawal liability from any multiemployer plan as of the Closing Date, other than as shown on Schedule 5.6, and would not be subject to such liability if, as of the Closing Date, the Company were to engage in a complete withdrawal (as defined in ERISA ss. 4203) or partial withdrawal (as defined in ERISA ss. 4205) from any such multiemployer plan. In addition, the Company has, or will have as of the Closing, made all required contributions to the multiemployer plans. The Company further represents and warrants that prior to and as of the Closing Date, it has done nothing to incur withdrawal liability or liability under any applicable provision of ERISA, either now or in the future for any of the multiemployer plans to which it contributes.

         Section 5.14 Employee and Labor Matters.

                  (a) Compost has provided Purchaser with a true and complete list dated as of October 31, 1999 (the "Employee Schedule") of all employees of the Company listing the title or position held, base salary or wage rate and any bonuses, commissions, profit sharing, the Company vehicles, club memberships or other material compensation or perquisites payable to such persons, all employee benefits received by such employees and any other material terms of any written agreement between such employees and the Company. As of the date of this Agreement, the combined projected annual payroll for the calendar year ending April 30, 1999 of the Company required to operate its business is not materially different from that as listed on the Employee Schedule, and except as described in Schedule 5.14, the Company has not entered into any agreement or agreements pursuant to which the combined annual payroll of the Company for non-hourly employees or the wage rates per hour for other employees, including projected pay increases, overtime and fringe benefit costs, required to operate its business (including all administrative and support personnel) would be greater than as listed on the Employee Schedule.

                  (b) Except as set forth on Schedule 5.14, the Company is not a party to or bound by any written employment agreements or commitments, other than on an at-will basis. The Company is in compliance with all applicable laws respecting the employment and employment practices, terms and conditions of employment and wages and hours of its employees and is not engaged in any unfair labor practice. All employees of the Company who work in the United States are to the best of Compost's and the Company's knowledge after reasonable investigation, lawfully authorized to work in the United States according to federal immigration laws. There is no labor strike or labor disturbance pending or, to the knowledge of Compost and the Company, threatened against the Company with respect to the Business and, during the past five years, the Company has not experienced a work stoppage.

                  (c) Except as set forth on Schedule 5.14, (i) the Company is not a party to or bound by the terms of any collective bargaining agreement or other union contract applicable to any employee of the Company and no such agreement or contract has been requested by any employee or group of employees of the Company, nor has there been any discussion with respect thereto by management of the Company with any employees of the Company, (ii) Compost is not aware of any union organizing activities or proceedings involving, or any pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for, or where the purpose is to organize, any group or groups of employees of the Company, or (iii) there is not currently pending, with regard to any of its facilities, any proceeding before the National Labor Relations Board, wherein any labor organization is seeking representation of any employees of the Company.

         Section 5.15 Environmental Matters.

                  (a) Except as set forth in Schedule 5.15 hereto and without limiting any other representations and warranties set forth in this Agreement, Compost warrants and represents that the Company and its Business Facilities are in material compliance with all applicable Environmental Laws (as herein defined) and that (i) such compliance includes, without limitation, the holding and possession of all material permits, licenses, authorizations and approvals of Government Authorities necessary to comply with Environmental Laws applicable to the operations of the business of the Company as presently conducted; and Compost further warrants and represents that the Company is in material compliance with the terms and conditions of such permits, licenses, authorizations and approvals; (ii) neither the Company nor Compost has received any communication from a Governmental Authority or citizen's group that alleges that the Company or any of its Business Facilities is not in compliance with Environmental Laws or is in violation of any of its permits; (iii) the Company has timely filed applications, where necessary, for the renewal, amendment or modification of all material Environmental Permits applicable to the business of the Company as presently conducted and that where such renewal, amendment or modification has been sought or pending, no material expenditure, capital improvements or changes in operation will be necessary as a result of such renewal, amendment or modification, and (iv) the Company has all environmental pollution control equipment necessary to comply materially with all Environmental Laws (including, without limitation, to comply with all applicable Environmental Permits) applicable to the operation of the business of the Company as presently conducted.

                  (b) Except as set forth on Schedule 5.15 hereto, Compost represents and warrants that (i) there are no Environmental Claims (as herein defined) pending or to Compost's and the Company's best knowledge, threatened against the Company prior to closing, any of its Business Facilities, or to the best of Compost's and the Company's knowledge against any person whose liability for any Environmental Claim has been retained or assumed by the Company, and
(ii) neither Compost nor the Company has received any notice with respect to any investigation of Environmental Claims conducted by any Governmental Authority with respect to the Company or in connection with the operation of the business.

                  (c) Except as set forth on Schedule 5.15 hereto, Compost represents and warrants that the Company has not stored, treated, recycled, released or disposed of Materials of Environmental Concern on any of the premises it owns or operates, except in material compliance with all applicable Environmental Laws.

                  (d) Except as set forth on Schedule 5.15 hereto, Compost represents and warrants that the Company is not, as a result of the conduct, operation or condition of the business of the Company on or prior to the date hereof, and as of the date of the Closing, subject to any: (i) known material contingent liability in connection with any pre-closing release of any Materials of Environmental Concern into the environment from any Business Facility of the Company or (ii) material reclamation, decontamination or Remediation (as defined Exhibit A) requirements under Environmental Law, or any reporting requirements relating thereto, except as part of the ordinary operation of the business.

                  (e) Except as set forth on Schedule 5.15 hereto, there are no underground storage tanks located on any Business Facility of the Company;

                  (f) Except as set forth on Schedule 5.15 hereto, Compost represents and warrants that neither it nor the Company has received notice that any of the off-site locations where Materials of Environmental Concern are generated from any Business Facility of the Company or for which the Company has arranged for their disposal, treatment or application has been nominated or identified by a Governmental Authority as a facility which is subject to a claim for remediation under Environmental Laws.

                  (g) Except as set forth on Schedule 5.15, hereto, Compost represents and warrants that neither it nor the Company has received any notice of any material release or threatened release of Materials of Environmental Concern or of any violation of, noncompliance with, or remedial obligation under, Environmental Laws or Permits, relating to the ownership, use, maintenance or operation of any Business Facility of the Company; nor has the Company voluntarily undertaken any material Remediation or cleanup of any Business Facility of the Company or entered into any agreement for the payment of costs associated with such activity.

                  (h) To Compost's and the Company's knowledge there is no Environmental Law or Requirement of Environmental Laws that will require future capital compliance costs on the part of the Company in excess of $10,000 above costs currently expended in the ordinary course of business.

         Section 5.16 Non-Competition Agreements. Except as set forth on
Schedule 5.16, neither the Company nor Compost is a party to any agreement which purports to restrict or prohibit either of them from, directly or indirectly, engaging in any business currently engaged in by the Company. The Company is not restricted from, directly or indirectly, engaging in any of the businesses currently engaged in by the Company.

         Section 5.17 Title to Assets. The Company has good and marketable title to all its assets and valid leasehold interests in its leased assets and properties (other than defects or encumbrances affecting the landlord's or lessor's interest), as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and leased assets that have been disposed of in the ordinary course of business since the date of the latest balance sheet included therein, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) liens for current taxes, payments of which are not yet delinquent or are being contested in good faith by appropriate proceedings and which are fully accrued on the Company Financial Statements, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not detract from the value, or interfere with the present use or marketability of the property subject thereto or affected thereby, or otherwise impair the Company's business operations (in the manner presently carried on by the Company), (iii) liens which are imposed by law, such as landlords', carriers', warehousemen's and mechanics' liens with respect to which the underlying obligations are not delinquent, (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which do not materially detract from the value or materially interfere with the present use of any such property, or (v) any lien securing any debt or obligation described on Schedule 5.17 which is expressly referenced as being secured. All leases under which the Company leases any real property have been delivered to Purchaser and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default by or on behalf of the Company or its Subsidiaries, or by or on behalf of any third party.

         Section 5.18 Contracts, Agreements, Plans and Commitments. Schedule
5.18 hereto sets forth a complete list of the following contracts, agreements, plans and commitments (collectively, the "Contracts") to which the Company is a party or by which the Company or any of its assets is bound as of the date hereof:

                  (a) any contract, commitment or agreement that involves aggregate expenditures by the Company of more than $40,000 per year;

                  (b) any indenture, loan agreement or note under which the Company has outstanding indebtedness, obligations or liabilities for borrowed money;

                  (c) any lease or sublease for the use or occupancy of real property;

                  (d) except as disclosed on Schedule 5.16, any agreement that restricts the right of the Company to engage in any type of business;

                  (e) any guarantee, direct or indirect, by any person of any contract, lease, or agreement entered into by the Company;

                  (f) any partnership, joint venture or construction and operation agreement;

                  (g) any agreement of surety, guarantee or indemnification with respect to which the Company is the obligor, outside of the ordinary course of business;

                  (h) any contract that requires the Company to pay for goods or services substantially in excess of either its estimated needs for such items or the fair market value of such items;

                  (i) any contract, agreement, agreed order or consent agreement that requires the Company to take any actions or incur expenses to remedy non-compliance with any Environmental Law; and

                  (j) any other contract material to the Company or its business.

True, correct and complete copies of each of such contracts, agreements, plans and commitments have been delivered to or made available for inspection by Purchaser. All such contracts, agreements, plans and commitments (i) were duly and validly executed and delivered by the Company and the other parties thereto and (ii) are valid and in full force and effect. Except as set forth on Schedule 5.18, the Company has fulfilled all material obligations required of the Company under each such contract, agreement, plan or commitment to have been performed by it prior to the date hereof, including timely paying all interest on its debt as such interest has become due and payable. Except as set forth on Schedule 5.18, there are no counterclaims or offsets under any of such contracts, agreements, plans and commitments.

         Section 5.19 Supplies. The Supplies of the Company are of a quantity and quality that have been normal for the Company in the ordinary course of business of the Company and are owned by the Company free and clear of any Liens.

         Section 5.20 Brokers and Finders. Except as set forth on Schedule 5.20, neither the Company nor Compost has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. There is no claim for payment by the Company of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

         Section 5.21 Intellectual Property. The Company has rights to use, whether through ownership, licensing or otherwise, all patents, trademarks, service marks, trade names, copyrights, software, trade secrets and other proprietary rights and processes that are material to its business as now conducted (collectively the "Company Intellectual Property Rights"). The Company does not have the right to exclude others from using the name "EPIC" but does not believe that such name is material to the Business. The Company does not own any patents except the patent described on Schedule 5.21. The Company does not use such patent in conducting its business and, notwithstanding any other provision set forth herein, Compost makes no representation or warranty that the Company may preclude others from using such patent. The Company has no knowledge of any infringement by any other person of any of the Company Intellectual Property Rights, and the Company has not entered into any agreement to indemnify any other party against any charge of infringement of any of the Company Intellectual Property Rights. The Company has not and does not violate or infringe any intellectual property right of any other person, and the Company has not received any communication alleging that it violates or infringes the intellectual property right of any other person. The Company has not been sued for infringing any intellectual property right of another person. There is no claim or demand of any person pertaining to, or any proceeding which is pending or, to the knowledge of the Company, threatened, that challenges the rights of the Company in respect of any Company Intellectual Property Rights, or that claims that any default exists under any Company Intellectual Property Rights. None of the Company Intellectual Property Rights is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, tribunal, arbitrator, or other Governmental Authority.

         Section 5.22 Relationships. Except as set forth on Schedule 5.22, since December 31, 1998, the Company has not received notice from any customer, supplier or any party to any Contract involving more than $40,000 annually with the Company (each a "Contract Party") that such customer, supplier or Contract Party intends to discontinue doing business with the Company, and, since such date, no customer, supplier or Contract Party has indicated any intention (a) to terminate its existing business relationship with the Company or (b) not to continue its business relationship with the Company, whether as a result of the transactions contemplated hereby or otherwise. Except as set forth on Schedule 5.22, the Company has not entered into or participated in any related party transaction since November 1997.

         Section 5.23 Year 2000. Compost has provided to Purchaser copies of the Company's written Year 2000 Compliance plan (the "Y2K Plan") and any and all audits or assessments of the Company's Year 2000 Compliance efforts conducted by a third party. "Year 2000 Compliant" means as to any person or entity that all software, firmware, microprocessing chips and other data processing devices utilized by, and material to the business operations of, that person or entity has been and will be able to accurately process date data from, into and between the twentieth and twenty-first centuries when used in accordance with the applicable documentation setting forth the requirements for the use of the specific item. The Company is Year 2000 Compliant.

         Section 5.24 Certain Payments. Neither the Company nor Compost or any officer, director or employee of the Company has paid or received or caused to be paid or received, directly or indirectly, in connection with the business of the Company (a) any bribe, kickback or other similar payment to or from any domestic or foreign government or agency thereof or any other person or (b) any contribution to any domestic or foreign political party or candidate (other than from personal funds of such officer, director or employee not reimbursed by the Company or as permitted by applicable law).

         Section 5.25 Books and Records. The corporate minute books and other corporate records of the Company are correct and complete in all material respects and the signatures appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same. All actions reflected in said books and records were duly and validly taken in compliance with the laws of the applicable jurisdiction and no meeting of the board of directors of the Company or any committee thereof has been held for which minutes have not been prepared and are not contained in the minute books. To the extent that they exist, all personnel files, accounting and tax records and all other records of every type and description that relate to the business of the Company have been prepared and maintained in accordance with good business practices and, where applicable, in conformity with GAAP and applicable laws and regulations. All such books and records are located in the offices of the Company.

         Section 5.26 Condition and Sufficiency of Assets. To the best of Compost's and the Company's knowledge, all buildings, improvements and equipment owned or leased by the Company are structurally sound, in good operating condition and repair (subject to normal wear and tear) and adequate for the uses to which they are being put, and none of the buildings, improvements and equipment owned or leased by the Company is in need of maintenance or repairs except for ordinary, routine maintenance and repairs consistent with past practice. The Company has not deferred any maintenance or repairs of its buildings, improvements and equipment.

         Section 5.27 Information Statement. None of the information being supplied by Compost for inclusion in the information statement to be filed by Compost with the Securities and Exchange Commission (the "SEC") with respect to the transactions contemplated in this Agreement (the "Information Statement"), and any amendments or supplements thereto will, at the time such document is filed with the SEC, at the time the Information Statement or any amendment or supplement thereto is mailed to stockholders of Compost and at the time of Closing, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Information Statement will comply as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         Section 5.28 Disclosure. Neither Compost nor the Company is aware of any fact (other than general economic conditions) that would have a Material Adverse Effect that has not been set forth in this Agreement or in the schedules attached hereto or to be delivered in connection with this Agreement.

                                   ARTICLE VI

                       CONDUCT OF BUSINESS PENDING CLOSING

         Section 6.1 Conduct of Business by the Company Pending Closing. After the date hereof and prior to the Closing Date, unless Purchaser shall otherwise agree in writing, Compost shall cause the Company to:

                  (a) conduct its businesses in the ordinary and usual course of business and consistent with past practice;

                  (b) not (i) amend or propose to amend its charter or bylaws,
(ii) split, combine, reorganize, reclassify, recapitalize or take any similar action with respect to its outstanding capital stock or (iii) declare, set aside or pay any dividend or distribution payable in stock or property other than cash dividends used to pay the working capital needs and indebtedness of Compost and the amount of any indebtedness for borrowed money of Compost to the Company at Closing;

                  (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional share of, or any options, warrants or rights of any kind to acquire any share of, its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock;

                  (d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money other than up to $4 million in financing,
(ii) redeem, purchase, acquire or offer to redeem, purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) make any acquisition of any assets or businesses other than expenditures for fixed or capital assets in the ordinary course of business not exceeding $40,000 in any instance or $100,000 in the aggregate, (iv) sell, pledge, dispose of or encumber any assets or businesses other than sales in the ordinary course of business or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

                  (e) use all reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with it and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

                  (f) not enter into or amend any employment, severance (except as provided in Schedule 5.13), special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees;

                  (g) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law or as contemplated hereunder;

                  (h) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice;

                  (i) not make, change or revoke any material Tax election or make any material agreement or settlement regarding Taxes with any taxing authority;

                  (j) not make any change in the Company's financial, Tax or accounting methods, practices or policies, or in any assumption underlying such a method, practice or policy;

                  (k) use its commercially reasonable efforts to cause the transfer of Environmental Permits (on the same terms and conditions), and any financial assurance required thereunder to Purchaser as may be necessary under applicable Environmental Laws in connection with the consummation of the transactions under this Agreement to allow Purchaser to conduct the business of the Company, as currently conducted;

                  (l) not enter into or assume any contracts or agreements having a value or imposing an obligation upon the Company in excess of $40,000 annually or any contracts or agreements having a value or imposing an obligation on the Company that have remaining obligations in excess of $100,000, regardless of the annual payment;

                  (m) maintain its books of account and records in the usual, regular and ordinary manner consistent with past policies and practice;

                  (n) not compromise, settle, grant any waiver or release relating to or otherwise adjust any material litigation or claims of any nature whatsoever pending against the Company, except for item2s 2 and 3 on Schedule 5.8; and

                  (o) not take any action or omit to take any action, which action or omission would result in a breach of any of the representations and warranties set forth in this Agreement.

         Section 6.2 Access to Information; Environmental Due Diligence. Compost shall, and shall cause the Company to, give the Purchaser, its accountants, counsel, financial advisors, and other representatives (the "Purchaser Representatives") full access (and shall otherwise fully cooperate, including, to the extent reasonably feasible, by making available copies of all, or otherwise providing access to, the following documents which are susceptible to photostatic reproduction) during normal business hours throughout the period prior to Closing to all of the Company's properties, books, records (including, but not limited to, Tax Returns and any and all records or documents which are within the possession of governmental or regulatory authorities, agencies or bodies, and the disclosure of which the Company can facilitate or control), Contracts, premises, permits, Environmental Permits, licenses, Governmental Authorizations, commitments of any nature (whether written or oral) and records, and shall permit the Purchaser and Purchaser Representatives to make such inspections (including without limitation environmental inspections, sampling, and analysis) as they may require (at Purchaser's expense) and furnish to the Purchaser and Purchaser Representatives during such period all such information concerning the Company and its affairs as they may reasonably request. Compost shall cause the Company to provide to Purchaser copies of all (aa) Permits, (bb) reports or results of all inspections, audits, assessments, and analytical data and (cc) such other information as Purchaser may reasonably request in the possession or control of Compost regarding any of Company's current or prior Business Facilities or operations and relating to (i) compliance with applicable requirements of Environmental Laws or (ii) the exposure to, presence, release, or any aspect of management, handling, or use of Materials of Environmental Concern.

         Section 6.3 Commercially Reasonable Efforts. Subject to Compost's rights under Section 7.3, Compost will use its commercially reasonable efforts to cause the representations and warranties contained in Article V hereof to continue to be true and correct through the Closing Date and to obtain the satisfaction of the conditions to Closing set forth in Sections 8.1 and 8.3 hereof.

         Section 6.4 Compost and Stockholders' Approval.

                  (a) Compost shall, as promptly as reasonably practicable after the date hereof, distribute to its stockholders the Information Statement in accordance with applicable federal and state law and with Compost's articles of incorporation and bylaws. Compost shall provide a copy of the Information Statement to Purchaser contemporaneously with the filing thereof with the SEC.

                  (b) After the date hereof and prior to the Closing, Compost shall not issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, any shares of its capital stock or any class or any security convertible into or exchangeable for, or any rights, warrants, or options to acquire, any such shares of capital stock, other than the issuance of securities by Compost (i) upon the exercise of stock options outstanding on the date of this Agreement in accordance with their terms, and (ii) to obtain up to $4 million of financing.

                  (c) Compost shall use all reasonable efforts to obtain and retain stockholder consents necessary to obtain the Compost Stockholders' Approval.


                                   ARTICLE VII

              CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES

         Section 7.1 Confidentiality.

                  (a) Without the express written consent of all of the Parties, each of the Parties agrees to maintain in confidence and not disclose to any other Person (i) the terms of the transactions contemplated hereby or (ii) the information delivered in connection with the proposed due diligence investigation ("Confidential Information"), other than disclosures required or appropriate to fairly describe the transactions involved in order to obtain the approvals for the transactions contemplated hereby, disclosures to those employees, professionals and advisors who have a need to know, disclosures of information already available to the public or any other disclosures required by applicable law or the rules of the NASD. If the Purchaser or Compost is at any time requested or required (by oral questions, interrogatories, request for information or documents, subpoena or other similar process) to disclose any Confidential Information, such Party agrees to provide the other Parties prompt notice of such request so that an appropriate protective order may be sought and/or such other Party may waive the first Party's compliance with the terms of this Section 7.1.

                  It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder a Party is nonetheless compelled to disclose Confidential Information to any tribunal or else stand liable for contempt or suffer other censure or penalty, such Party may disclose to such tribunal without liability hereunder that portion of the Confidential Information which it is compelled to disclose; provided, however, that such Party shall give the other Party written notice of the information to be so disclosed as far in advance of its disclosure as is practicable so that such other Party may seek to obtain an order or other reliable assurance that confidential treatment will be accorded to such information.

                  (b) If this Agreement shall be terminated, each party will (i) redeliver all documents, work papers and other materials of any other party relating to the transactions contemplated hereby, or of a proprietary or confidential nature whether so obtained before or after the execution of this Agreement, to the Party furnishing the same, and (ii) destroy all documents, work papers and other materials developed by its accountants, agents and employees in connection with the transactions contemplated hereby which embody proprietary information or trade secrets furnished by any Party hereto or deliver such documents, work papers and other materials to the Party furnishing the same or excise such information or secrets therefrom. If requested by Compost, the Purchaser will certify that it has complied with this Section 7.1 and if requested by the Purchaser, Compost will certify that it has complied with this Section.

         Section 7.2 Further Assurances. Compost and Purchaser shall execute and deliver to the other, after the Closing Date, any other instrument which may be requested by the other and which is reasonably appropriate to perfect or evidence any of the sales, assignments, transfers or conveyances contemplated by this Agreement or to obtain any consents or licenses necessary for Purchaser to operate the Business in the manner operated by the Company prior to the Closing Date provided, that Compost shall not be required to expend any funds to comply with this Section unless the Purchaser agrees to promptly reimburse Compost for such funds.

         Section 7.3 No Solicitation.

                  (a) After the date hereof and prior to the earlier of the date on which this Agreement terminates or the Closing Date, Compost shall not, and it shall cause its subsidiaries, directors, officers, employees, financial and other advisors, agents, representatives, Affiliates, and others working on its behalf or at its direction (collectively, "Compost Representatives") not to, initiate, solicit, encourage or facilitate offers, inquiries or proposals with respect to, or furnish any information relating to or participate in any negotiations or discussions concerning (i) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any purchase or sale of all or any substantial part of the business and properties of the Company or any capital stock of the Company, or (ii) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Compost resulting in any entity or person (including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, or any comparable successor provisions) becoming the beneficial owner of, or obtaining voting control over, a majority of the then outstanding Compost stock (in each case, an "Acquisition Proposal"), other than to Purchaser as contemplated by this Agreement.

                  (b) Notwithstanding Section 7.3(a), if Compost is not otherwise in breach or violation of this Section 7.3, until the Closing Date, the Board of Directors of Compost may (x) furnish information concerning the Company to any Person indicating a desire to make an Acquisition Proposal pursuant to appropriate confidentiality agreements, and (y) negotiate and participate in discussions and negotiations with such Person concerning a possible Acquisition Proposal, if in either case (x) or (y), (i) the Board of Directors of Compost in good faith determines that such Acquisition Proposal (if consummated pursuant to its terms) would result in a transaction more favorable to the Compost stockholders than this transaction, and (ii) in the good faith judgment of the Board of Directors of Compost, only after receipt of and based upon advice from outside legal counsel to Compost, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to Compost's stockholders under applicable law (any such acquisition proposal meeting the conditions of clauses (i) and (ii) being hereinafter referred to as a "Superior Proposal").

                  (c) Compost shall notify Purchaser within three business days of the commencement of any discussions or negotiations between it or any Compost Representative and any other Person concerning an Acquisition Proposal. Such notice shall not be required to include any details with respect to such discussions or negotiations or the identity of such Person. Compost agrees immediately to cease and to cause to be terminated any activities, discussions or negotiations conducted on or prior to the date of this Agreement with any Person other than Purchaser with respect to an Acquisition Proposal.

         Section 7.4 Expenses and Fees.

                  (a) Compost shall pay all costs and expenses incurred by the Company and Compost in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any and all broker's commissions, employee bonuses and the fees and expenses of the Company's and Compost's attorneys and accountants. Purchaser shall pay all costs and expenses incurred by Purchaser in connection with this Agreement and the transactions contemplated hereby, including without limitation, the fees and expenses of their attorneys and accountants and shall pay the filing fee required in connection with the HSR Act filing.

                  (b) Notwithstanding anything to the contrary in Section 7.4(a), Compost agrees to pay to the Purchaser a fee equal to (i) the greater of
(x) $1 million or (y) the amount by which the consideration received or to be received by Compost in the Acquisition Proposal exceeds the Purchase Price; provided that such amount shall not exceed $3 million, plus (ii) all costs and expenses incurred by Purchaser in connection with this Agreement and the transactions contemplated hereby, including without limitation, all attorney's fees, accountant's fees and broker's and investment banking fees and expenses, if (x) Compost terminates this Agreement pursuant to Section 9.1(a)(v) or Purchaser terminates this Agreement pursuant to Section 9.1(b)(iv) or (b)(v); and (y) at any time prior to the date nine months after the termination of this Agreement a definitive agreement with respect to any Acquisition Proposal shall have been executed or any Acquisition Proposal shall have been consummated within one year after the termination hereof. Any fee required to be paid by Compost to the Purchaser pursuant to this Section 7.4(b) shall be due and payable in cash on the date on which the closing of the Acquisition Proposal occurs. This Section 7.4 (b) shall survive the termination of this Agreement without a Closing, but shall not survive a Closing hereunder.

         Section 7.5 Agreement to Cooperate. Subject to Compost's rights under
Section 7.3, prior to Closing and subject to the terms and conditions herein provided, the Parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using their reasonable efforts to remove any injunctions or other impediments or delays and to obtain (i) all necessary, proper or advisable waivers, consents and approvals under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, and (ii) all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of the Company.

         Section 7.6 Public Statements. The Parties shall obtain the written consent of the other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consent, which consent shall not be unreasonably withheld, except as required by law or the NASD.

         Section 7.7 Notification of Certain Matters. From the date hereof to the Closing, each of Compost, the Company and the Purchaser agree to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

         Section 7.8 Tax Election. The Purchaser shall not make a Section 338(h)(10) election under the Code with respect to the purchase of the Company Common Stock.

         Section 7.9 Notice of Environmental Claims. Up to and including the Closing Date, Compost shall give prompt written notice to Purchaser of the commencement of any Environmental Claim, or any non-routine inspection by any Governmental Authority with responsibility for enforcing or implementing any applicable Environmental Laws, and provide to Purchaser such information as Purchaser may reasonably request regarding such Environmental Claim, any developments in connection therewith, and, as applicable, Compost's anticipated or actual response thereto.

         Section 7.10 Stockholder's Consents; Sharing Agreement. Compost shall not take (or cause to be taken) any action that would in any way terminate, impede, frustrate, nullify or prevent the operation of such Stockholder Consents. Up to and including the Closing Date, Compost shall fully satisfy and comply with its agreements and obligations under the Sharing Agreement.

         Section 7.11 Supplements to Schedules. Each Party shall have the right from time to time prior to the date five days prior to Closing to supplement or amend its Schedules with respect to any matter hereafter arising which if existing or known at the date of this Agreement would have been required to be set forth or described in such Schedules. Any such supplemental or amended disclosure shall be deemed to have cured any related breach of any representation or warranty made in this Agreement, except that notwithstanding the immediately preceding clause no such supplemental or amended disclosure shall be deemed to have cured any such breach or violation of this Agreement with respect to any matter required to have been disclosed as of the date of this Agreement for purposes of determining whether or not the conditions to Closing set forth in Section 8.3(b) hereof have been satisfied.

         Section 7.12 Director and Officer Liability; Indemnification. For six
(6) years after the Closing Date, Compost will indemnify and hold harmless the present and former directors, officers and employees of the Company and other persons entitled to indemnification by the Company in respect of acts or omissions occurring on or prior to the Closing Date to the same extent and in the same manner provided under any agreements and the Company's certificate of incorporation, bylaws and similar organizational documents in effect on the Closing Date.

         Section 7.13 Earnout Covenants. The Purchaser agrees to comply with the following covenants commencing with the Closing Date and ending upon the earlier of (i) April 1, 2003, and (ii) satisfaction of all amounts due and owing under the Earnout Agreement.

                  (a) The Purchaser shall not directly, or indirectly through any of its Subsidiaries, own or operate a Rail Transportation Business east of the Mississippi River other than the Company and an Acquired Business. For purposes of this Agreement, an "Acquired Business" is a business or company, or group of related businesses or companies, acquired in a single transaction and designated as an "Acquired Business" by the Purchaser. The Purchaser shall be entitled to designate only one Acquired Business and such Acquired Business shall not own in the aggregate more than 100 railcars. For purposes of this Section, "Rail Transportation Business" shall mean the business of transporting biosolids, incinerator ash and/or soils by intermodal rail for landfilling or for land application or beneficial reuse. The Purchaser shall allow the Company the option to provide Rail Transportation Business services to Synagro and its Subsidiaries (other than any Acquired Business) with respect to transportation originating east of the Mississippi River on the same terms as proposed to be provided by a third party, unless otherwise precluded by contract, Governmental Authority or lack of Company capacity. The Acquired Business shall be entitled to replace railcars no longer in use with similar railcars but shall be precluded from increasing the aggregate number of railcars owned by the Acquired Business by more than 10% of the number owned at the time Purchaser acquires the Acquired Business. An Acquired Business shall be able to bid on new contracts utilizing its railcars to replace lost contracts, provided that those contracts are for services consistent with the business of such Acquired Business. There shall be no restrictions on the Acquired Business with respect to any business not utilizing its railcars.

                  (b) The Company shall be permitted to provide Rail Transportation Business services as a subcontractor on a non-exclusive basis to third party bidders at the same price such services would be provided to the Purchaser or its Subsidiaries regardless of whether Purchaser or its Affiliates also bid the same contract or services.

                  (c) Compost and the Purchaser agree that the Company shall be subject to the normal Purchaser corporate approval process with respect to new projects, contracts, capital requests and other similar matters.

                  (d) All new business developed by Longo and approved by Purchaser in accordance with Section 7.13(c) above for which Longo is otherwise compensated by a performance bonus under his employment arrangements shall be conducted by the Company.

                  (e) The Company shall be permitted to maintain operational management personnel and equipment consistent with the Company levels at January 31, 2000. Operational management personnel and equipment may only be leased or otherwise assigned or transferred to Purchaser or its Subsidiaries upon terms consented to by the Purchaser and Longo at the time of such lease, assignment or transfer, which consents shall not be unreasonably withheld.

                  (f) The Purchaser agrees to comply with this Section 7.13 and the Earnout Agreement in a fair and equitable manner.

                  (g) Notwithstanding the survival limitations set forth in
Section 11.1 of this Agreement, the Purchaser's liability for failure to comply with the covenants and agreements set forth in this Section 7.13 shall survive until the satisfaction of all amounts due and owing under the Earnout Agreement.


                                  ARTICLE VIII

                              CONDITIONS TO CLOSING

         In determining whether a Party has performed an agreement or covenant referred to in Section 7.7, or Article 8 or 9 in all material respects or whether a representation or warranty referred to in Section 7.7, or Article 8 or 9 is true and correct in all material respects, the materiality qualification within the representation, warranty, covenant or agreement, if any, shall be disregarded. Thus, materiality shall be counted only once with regard to analysis of such agreement, representation or warranty.

         Section 8.1 Conditions to Each Party's Obligation to Close. The respective obligations of each Party to close the transactions contemplated hereby shall be subject to the fulfillment or waiver of the following conditions on or prior to the Closing Date:

                  (a) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

                  (b) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the transactions contemplated by this Agreement or make the consummation of the transaction contemplated by this Agreement illegal;

                  (c) all necessary governmental and regulatory consents and approvals shall have been obtained;

                  (d) Compost and, if applicable, the Company shall have entered into a settlement agreement with Robert Jones upon the terms previously provided to Purchaser's counsel and such settlement agreement shall be in full force and effect;

                  (e) a release, effective on the date of Closing, releasing the Company from any and all liability under the Modification of Contract and Settlement Agreement dated December 9, 1999 (the "Modification Agreement") by and among Compost, Resource Reclamation Services, Inc., Tomas A. Mestre and others, as and to the extent such Agreement modifies the April 7th Agreement, as defined in the Modification Agreement; and

                  (f) The Company shall have assigned to Compost, and Compost shall have assumed all liability with respect to, the litigation claims referenced in item 2 of Schedule 5.8.

         Section 8.2 Conditions to Obligation of Compost. Unless waived by Compost, the obligation of Compost to close the transactions contemplated herein shall be subject to the fulfillment of the following additional conditions on or prior to the Closing Date:

                  (a) Purchaser shall have performed in all material respects its agreements (including but not limited to the delivery by Purchaser and the receipt by Compost of all of the Closing Deliveries in Section 3.4(b)) contained in this Agreement required to be performed on or prior to the Closing Date;

                  (b) the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date; and

                  (c) Compost shall have received a certificate executed on behalf of Purchaser by the President or a Vice President of the Purchaser with respect to (a) and (b) above.

         Section 8.3 Conditions to Obligations of Purchaser. Unless waived by Purchaser, the obligation of Purchaser to close the transactions contemplated herein shall be subject to the fulfillment of the following additional conditions on or prior to the Closing Date:

                  (a) Compost and the Company shall have performed in all material respects their agreements (including but not limited to the delivery by Compost and the receipt by Purchaser of all of the Closing Deliveries in Section 3.4(a)) contained in this Agreement required to be performed on or prior to the Closing Date;

                  (b) the representations and warranties of the Company and Compost contained in this Agreement shall be true and correct in all material respects on and as of the date made and on and as of the Closing Date as if made at and as of such date;

                  (c) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a Material Adverse Effect;

                  (d) all waivers, consents and approvals from third parties necessary for the transfer of any material contracts, Permits, financial assurances and any other rights and benefits in connection with the transactions contemplated hereby, or necessary for the consummation of the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date, including but not limited to the approval, if required, of the New Jersey Department of Environmental Protection and the waivers, consents and approvals listed on Schedules 4.3, 5.2 and 5.3 to this Agreement;

                  (e) Purchaser shall have received a certificate executed by Compost with respect to (a) through (d) above;

                  (f) Compost shall have delivered to Purchaser the unaudited balance sheet and related statements of income and cash flows of the Company as of and for the quarter ending January 31, 2000; and

                  (g) there shall be no litigation or threats of litigation relating to the Company (except for litigation referenced in items 1 and 2 on Schedule 5.8) or the transactions contemplated herein which may adversely affect the Company or the Purchaser as determined in good faith by the Purchaser;

                  (h) the waiver with respect to the exchange rights under the Sharing Agreement shall be effective and Wasteco and Longo shall have executed and delivered to the Purchaser a waiver of all rights to acquire capital stock of the Company in the form previously agreed by the parties;

                  (i) Compost shall have purchased and delivered evidence to the Purchaser of a tail/runoff officers' and directors' liability insurance policy insuring the Company and each officer and director entitled to indemnification from the Company with respect to acts and omissions occurring on or prior to the Closing Date with the terms set forth on Exhibit L; and

                  (j) The Company and Longo shall have entered into the Amendment to the Security Agreement in the form of Exhibit M.

         Section 8.4 Failure of Conditions to Closing. The failure to fulfill any condition to closing set forth in this Article VIII shall not give rise to liability under this Agreement unless such failure is also conduct in violation or breach of any term or provision of Articles VI and VII.

                                   ARTICLE IX

                        TERMINATION, AMENDMENT AND WAIVER

         Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing in the following manner:

                  (a) Compost shall have the right to terminate this Agreement:

                           (i) if the representations and warranties of
Purchaser shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within thirty (30) days after written notice of such failure is given to Purchaser by Compost;

                           (ii) if the transactions completed hereby are not
completed by May 31, 2000;

                           (iii) if the transactions contemplated hereby are
enjoined by a final, unappealable court order;

                           (iv) if Purchaser (A) fails to perform in any
material respect any of its covenants in this Agreement and (B) does not cure such default in all material respects (or in all respects in the case of any covenant containing any materiality qualification) within 15 days after notice of such default is given to Purchaser by Compost;

                           (v) upon five (5) days' prior written notice to
Purchaser (which notice shall entitle Purchaser to terminate this Agreement pursuant to Section 9.1(b)(v)), in order to accept a proposal which its Board of Directors shall have determined as of the date of such notice is a Superior Proposal and such Board of Directors shall have concluded in good faith, only after receipt of and based on advice of its outside legal counsel, that its fiduciary duties would require it to accept such Superior Proposal; provided, that Compost and the Company shall have fully complied with its obligations under Section 7.3.

                  (b) Purchaser shall have the right to terminate this Agreement;

                           (i) if the representations and warranties of Compost
shall fail to be true and correct in all material respects on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects within 30 days after written notice of such failure is given to Compost by Purchaser;

                           (ii) if the transactions contemplated hereby are not
completed by May 31, 2000;

                           (iii) if the transactions contemplated hereby are
enjoined by a final, unappealable court order;

                           (iv) if Compost (A) fails to perform in any material
respect any of its covenants in this Agreement and (B) does not cure such default in all material respects within 15 days after notice of such default is given to Compost by Purchaser; or

                           (v) if (i) Compost shall have delivered the notice
described in Section 9.1(a)(v), (ii) the Board of Directors of Compost shall have approved or recommended another Acquisition Proposal, or (iii) Compost shall have engaged in negotiations with a third party after the date hereof with respect to any Acquisition Proposal and shall not have fully and unconditionally rejected such proposal within seven (7) calendar days of first engaging in any negotiations with respect to such Acquisition Proposal; and

                           (vi) if Purchaser after good faith efforts to obtain
financing shall not have notified Compost in writing after the date of this Agreement and on or prior to April 14, 2000, that Purchaser has obtained financing in an amount and pursuant to terms satisfactory to Purchaser to consummate the transactions contemplated in this Agreement.

                  (c) Compost and Purchaser mutually agree in writing.

         Section 9.2 Effect of Termination. The following provisions shall apply in the event of a termination of the Agreement:

                  (a) If this Agreement is terminated by either Purchaser or Compost pursuant to the provisions of Section 9.1, this Agreement shall forthwith become void and there shall be no further obligations on the part of Compost or Purchaser or their stockholders, directors, officers, employees, agents or representatives (except as set forth in Sections 7.1, 7.3, 7.4, 11.5 and 11.6, and Article X, each of which shall survive termination in its entirety). Notwithstanding the preceding sentence or any other provision set forth herein, nothing in this Section 9.2 shall relieve any party from liability for any breach of this Agreement or from the remedies set forth in Section 9.2(b).

                  (b) The Parties hereto acknowledge and agree that Purchaser, as a result of the actual damages Purchaser would sustain by reason of the negligent or willful failure of Compost to perform its obligations hereunder, could not be made whole by monetary damages. It is accordingly agreed that Purchaser shall have the right to elect, in addition to any and all other remedies at law or in equity, to enforce specific performance under this Agreement. Compost waives the defense in any such action for specific performance that a remedy at law would be adequate.

         Section 9.3 Extensions; Waiver. At any time prior to the Closing Date, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions herein. Any agreement on the part of a Party to any such extension or waiver shall be valid if set forth in an instrument in writing signed by or on behalf of such Party.

                                    ARTICLE X

                   INDEMNIFICATION AND LIMITATION ON LIABILITY

         Section 10.1 Compost's Indemnity Obligations. Compost shall indemnify and hold harmless the Company (after the Closing), Purchaser and the Company's (after the Closing) and the Purchaser's respective officers, directors, stockholders, employees, agents, representatives and Affiliates (each a "Purchaser Indemnified Party") from and against any and all claims (including without limitation, Environmental Claims), actions, causes of action, arbitrations, proceedings, losses, damages, remediations, liabilities, strict liabilities, judgments, fines, penalties and expenses (including, without limitation, reasonable attorneys' fees) (collectively, the "Indemnified Amounts") paid, imposed on or incurred by a Purchaser Indemnified Party, directly or indirectly, (i) relating to, resulting from or arising out of (a) any breach or misrepresentation in any of the representations and warranties made by or on behalf of Compost or the Company (on or before the Closing) in this Agreement, including without limitation with respect to environmental matters, or any certificate or instrument contemplated by and delivered in connection with this Agreement, (b) any violation or breach by Compost or the Company (on or before the Closing) of, or default by Compost or the Company (on or before the Closing) under, the terms of this Agreement or any certificate or instrument contemplated by and delivered in connection with this Agreement, (c) any amounts for which the Purchaser Indemnified Parties become liable as a result of any bankruptcy filed by Compost (whether voluntary or involuntary) on or before the date one (1) year after Closing or any claim under the Bankruptcy Code, including preferential transfers or fraudulent transfers; (d) any amounts for which a Purchaser Indemnified Party may become liable as a result of any late filing or payment of federal, state or local taxes and/or tax returns of the Company due for periods prior to the Closing Date, (e) any amounts for which a Purchaser Indemnified Party may become liable relating to the items listed on
Schedule 5.15, (f) any claim for indemnification by any current or former director, officer or employee of the Company or other person entitled to indemnification by the Company (whether pursuant to statute, contract or the articles of incorporation or bylaws of the Company) that is not covered by the insurance referenced in Section 8.3(i) of this Agreement, or (g) the lawsuit listed as item no. 1 on Schedule 5.8 or (ii) relating to, resulting from or arising out of any allegation of a third party of the events described in Sections 10.1(a), (b), (c) , (d), (e), (f) or (g) above. For purposes of this
Section 10.1, Indemnified Amounts shall include without limitation those Indemnified Amounts ARISING OUT OF THE STRICT LIABILITY (INCLUDING BUT NOT LIMITED TO STRICT LIABILITY ARISING PURSUANT TO ENVIRONMENTAL LAWS) OF ANY PARTY, INCLUDING ANY PURCHASER INDEMNIFIED PARTY OR THE NEGLIGENCE OF THE COMPANY OR THE COMPANY'S OFFICERS, DIRECTORS, STOCKHOLDERS, EMPLOYEES, AGENTS, REPRESENTATIVES OR AFFILIATES, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, ACTIVE OR PASSIVE.

         Section 10.2 Purchaser's Indemnity Obligations. Purchaser shall indemnify and hold harmless the Company (before the Closing), Compost and the Company's (before the Closing) and Compost's officers, directors, stockholders, employees, agents, representatives and Affiliates (each a "Seller Indemnified Party") from and against any and all Indemnified Amounts paid, imposed on or incurred by a Seller Indemnified Party, directly or indirectly, (i) relating to, resulting from or arising out of (a) any breach or misrepresentation in any of the representations and warranties made by or on behalf of Purchaser in this Agreement or any certificate or instrument contemplated by and delivered in connection with this Agreement or (b) any violation or breach by Purchaser of or default by Purchaser under the terms of this Agreement or any certificate or instrument contemplated by and delivered in connection with this Agreement, or
(ii) relating to, resulting from or arising out of any allegation of a third party of the events described in Sections 10.2(a) or (b) above.

         Section 10.3 Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as follows:

                  (a) Any of the Parties claiming indemnification under this Agreement (an "Indemnified Party") shall with reasonable promptness (i) notify the Party from whom indemnification is sought (the "Indemnifying Party") of any third-party claim or claims asserted against the Indemnified Party ("Third-Party Claim") for which indemnification is sought and (ii) transmit to the Indemnifying Party a copy of all papers served with respect to such claim (if any) and a written notice ("Claim Notice") containing a description in reasonable detail of the nature of the Third-Party Claim, an estimate of the amount of damages attributable to the Third-Party Claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party's request for indemnification under this Agreement.

                  Within 15 days after receipt of any Claim Notice (the "Election Period"), the Indemnifying Party shall notify the Indemnified Party
(i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party with respect to such Third-Party Claim and (ii) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third Party Claim.

                  If the Indemnifying Party notifies the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third-Party Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, such Third-Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 10.3(a). The Indemnifying Party shall have full control of such defense and proceedings. The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party, to file, during the Election Period, any motion, answer or other pleadings that the Indemnified Party shall reasonably deem necessary or appropriate to protect its interests. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim that the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the person asserting the Third-Party Claim or any cross-complaint against any person. Except as otherwise provided herein, the Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this
Section 10.3 and shall bear its own costs and expenses with respect to such participation.

                  If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to the preceding paragraph, or if the Indemnifying Party elects to defend the Indemnified Party but fails to prosecute or settle the Third Party Claim as herein provided or if the Indemnified Party reasonably objects to such election on the grounds that counsel for such Indemnifying Party cannot represent both the Indemnified Party and the Indemnifying Parties because such representation would be reasonably likely to result in a conflict of interest, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled. In such a situation, the Indemnified Party shall have full control of such defense and proceedings and the Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.3, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

                  The Indemnifying Party shall not settle or compromise any Third Party Claim unless (i) the terms of such compromise or settlement require no more than the payment of money (i.e., such compromise or settlement does not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action), (ii) the full amount of such monetary compromise or settlement will be paid by the Indemnifying Party, and (iii) the Indemnified Party receives as part of such settlement a legal, binding and enforceable unconditional satisfaction and/or release, in form and substance reasonably satisfactory to it, providing that such Third-Party Claim and any claimed liability of the Indemnified Party with respect thereto is being fully satisfied by reason of such compromise or settlement and that the Indemnified Party is being released from any and all obligations or liabilities it may have with respect thereto. Except as provided in Section 10.3(b) of this Agreement, the Indemnified Party shall not settle or admit liability to any Third-Party Claim without the prior written consent of the Indemnifying Party unless (x) the Indemnifying Party has disputed its potential liability to the Indemnified Party, and such dispute either has not been resolved or has been resolved in favor of the Indemnifying Party or (y) the Indemnifying Party has failed to respond to the Indemnified Party's Claim Notice.

                  (b) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding or claim may adversely affect it or its Affiliates other than as a result (or in excess) of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding or claim, but for the purposes of claiming against the Earnout Agreement the Indemnifying Party will not be bound by any determination of a Proceeding or claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

                  (c) If any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third-Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the "Indemnity Notice") describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party's request for indemnification under this Agreement. As to such a claim, agreement or arbitration shall determine the Indemnified Amount; provided, however, that nothing herein shall restrict the Purchaser's right to offset under Section 10.6 of this Agreement.

         Section 10.4 Limitation of Compost's Liability.

                  (a) Notwithstanding anything to the contrary contained in this Agreement, except (i) for the aggregate liability of Compost for any event or occurrence giving rise to Compost being required to indemnify Purchaser Indemnified Parties pursuant to Section 10.1(i)(f) of this Agreement (and
Section 10.1(ii) as it relates to Section 10.1(i)(f)) which shall be unlimited,
(ii) as provided in Sections 7.4(b) and 9.2 of this Agreement, and (iii) for claims of fraud or willful misconduct, the sole remedy of the Purchaser for any breach or violation under this Agreement shall be limited to the rights of the Purchaser Indemnified Parties under this Article X and under the Earnout Agreement, and the aggregate liability for all events or occurrences giving rise to Compost being required to indemnify the Purchaser Indemnified Parties pursuant to Section 10.1 (together with Compost's exposure in the maximum amount of $5,000,000 for the Company's failure to satisfy the EBITDA targets under the Earnout Agreement) shall be limited to $9,000,000.

                  (b) Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 10.1(i)(a) through (c) (and Section 10.1(ii) as it relates to Section 10.1(i)(a) through (c)) only if the amount of any Indemnified Amount, individually or in the aggregate with all other Indemnified Amounts hereunder (including the first $162,500 of Indemnified Amounts under Section 10.1(i)(g) and Section 10.1(ii) as it relates to Section 10.1(i)(g), as referenced in the next sentence), exceeds Four Hundred Fifty Thousand Dollars ($450,000), and then only to the extent of such excess. Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 10.1(i)(g) (and
Section 10.1(ii) as it relates to Section 10.1(i)(g)) only if the Indemnified Amounts under such sections exceed $162,500 in the aggregate, and then only to the extent of such excess. Such deductibles shall not be applicable to claims under Section 7.4(b) and Indemnified Amounts under Sections 10.1(i)(d) through
(f) and Section 10.1(ii) as it relates to Section 10.1(i)(d) through (f).

         Section 10.5 Limitation of Purchaser's Liability.

                  (a) Notwithstanding anything to the contrary contained in this Agreement, the sole remedy of Compost for any breach or violation by Purchaser under this Agreement shall be limited to the rights of Compost under this
Article X, and the aggregate liability of Purchaser for all events or occurrences giving rise to Purchaser being required to indemnify Seller Indemnified Parties pursuant to Section 10.2 shall be limited to $1,000,000.

                  (b) Seller Indemnified Parties are entitled to indemnification pursuant to Section 10.2 only if the amount of any Indemnified Amount, individually or in the aggregate with all other Indemnified Amounts hereunder, exceeds Four Hundred Fifty Thousand Dollars ($450,000), and then only to the extent of such excess.

         Section 10.6 Right of Offset. Upon written notice to Compost under the Earnout Agreement specifying in reasonable detail its justification therefore, the Purchaser may offset the amount of any Indemnified Amount determined by litigation, arbitration or settlement under Section 10.3 to be owed to Purchaser against any amount owed by the Purchaser to Compost under the Earnout Agreement.

         Section 10.7 Escrow. If there exists a bona fide dispute at the time payment of the earnout consideration is due under the Earnout Agreement regarding a claim by a Purchaser Indemnified Party or with respect to the right of the Purchaser to offset against amounts due under the Earnout Agreement, the Parties agree that at such time, the Purchaser shall deposit a portion of such earnout consideration due and payable equal to the amount in dispute into an interest bearing escrow account ("Escrow Account"), pending resolution of such dispute. Interest on the Escrow Account shall accrue for the benefit of the Party to whom the Escrow Account proceeds are released upon resolution of such dispute; provided, that if the Escrow Account proceeds are released to more than one Party, the interest shall be prorated among the Parties based on the amounts released to the Parties. Upon resolution of the dispute, the Purchaser shall be entitled to exercise its right of set-off as and in the manner provided in
Section 10.6 of this Agreement against the proceeds in the Escrow Account. Immediately after resolution of the dispute, the Escrow Agent shall immediately release and deliver to the payee under the Earnout Agreement all of the remaining Escrow Account proceeds.

                                   ARTICLE XI

                               GENERAL PROVISIONS

         Section 11.1 Survival. The representations, warranties, covenants and agreements (including, but not limited to, indemnification obligations) set forth in this Agreement and in any certificate or instrument delivered in connection herewith shall be continuing and shall survive the Closing for a period of two (2) years following the date of Closing; provided, however, that
(i) in the case of all such representations, warranties, covenants and agreements (including, but not limited to, indemnification obligations) there shall be no such termination with respect to any such representation, warranty, covenant or agreement to the extent a bona fide claim has been asserted by written notice of such claim delivered to the Party or Parties making such representation, warranty, covenant or agreement prior to the expiration of the survival period, (ii) Compost's covenants and agreements set forth in Section
7.12 and the indemnification obligations set forth in Section 10.1(i)(f) (and
Section 10.1(ii) as it relates to Section 10.1(i)(f)) shall survive the Closing for a period of six years after Closing, (iii) the indemnification obligations set forth in Section 10.1(i)(g) (and Section 10.1(ii) as it relates to Section 10.1(i)(g)) shall survive the Closing until 90 days after the disputes referenced in Section 10.1(i)(g) are finally resolved by litigation, arbitration or settlement, and (iv) the representations and warranties of the Company shall not survive the Closing with respect to the Company but shall survive for purposes of Compost's indemnity obligations under Section 10.1 as set forth in this Section 11.1.

         Section 11.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

                  (a)      If to Purchaser, to:

                           Synagro Technologies, Inc.
                           1800 Bering Drive, Suite 1000
                           Houston, Texas 77057
                           Attention: Mark A. Rome
                           Telecopy: 713/369-1760

                           with a copy to:

                           Locke Liddell & Sapp LLP
                           600 Travis, Suite 3200
                           Houston, Texas 77002
                           Attention: Michael T. Peters, Esq.
                           Telecopy: 713/223-3717

                  (b)      If to Compost, to:

                           Compost America Holding Company, Inc.
                           One Gateway Center, 25th Floor
                           Newark, New Jersey 07102
                           Attention: Office of the President c/o
                                      Christopher J. Daggett
                           Telecopy: 973/297-5454

                           with a copy to:

                           Greenberg Traurig
                           2050 One Commerce Square
                           2005 Market Street
                           Philadelphia, Pennsylvania 19103
                           Attention: Theodore W. Mason, Esq.
                           Telecopy: 215/988-7801

         Section 11.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the interpretation of this Agreement. In this Agreement, unless a contrary intention is specifically set forth, (i) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any Party solely because such Party or its legal representative drafted such provision.

         Section 11.4 Miscellaneous. This Agreement (including the documents and instruments referred to herein and the Schedules and Exhibits attached hereto)
(a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise except that Purchaser may assign this Agreement to any other wholly-owned Subsidiary of Purchaser, but no such assignment shall relieve the Purchaser of its obligations hereunder.

         Section 11.5 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

         Section 11.6 Binding Arbitration.

                  (a) General. Notwithstanding any provision of this Agreement to the contrary, upon the request of any Party (defined for the purpose of this provision to include Affiliates, principals and agents of any such Party), any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement or any agreement executed in connection herewith or contemplated hereby, or the breach, termination, interpretation, or validity hereof or thereof (hereinafter referred to as a "Dispute"), shall be finally resolved by mandatory and binding arbitration in accordance with the terms hereof. Any Party may bring an action in court to compel arbitration of any Dispute. Any Party who fails or refuses to submit any Dispute to binding arbitration following a lawful demand by the opposing Party shall bear all costs and expenses incurred by the opposing Party in compelling arbitration of such Dispute.

                  (b) Governing Rules. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the Parties. The arbitration and this clause shall be governed by the Federal Arbitration Act, 9 U.S.C. ss.ss. 1 et seq. (the "Federal Arbitration Act"). The arbitrator shall award all reasonable and necessary costs (including the reasonable fees and expenses of counsel) incurred in conducting the arbitration to the prevailing Party in any such Dispute. The Parties expressly waive all rights whatsoever to file an appeal against or otherwise to challenge any award by the arbitrators hereunder; provided, that the foregoing shall not limit the rights of any Party to bring a proceeding in any applicable jurisdiction to confirm, enforce or enter judgment upon such award (and the rights of the other Party, if such proceeding is brought, to contest such confirmation, enforcement or entry of judgment, but only to the extent permitted by the Federal Arbitration Act).

                  (c) No Waiver; Preservation of Remedies. No provision of, nor the exercise of any rights under this Agreement shall limit the right of any Party to apply for injunctive relief or similar equitable relief with respect to the enforcement of this Agreement or any agreement executed in connection herewith or contemplated hereby, and any such action shall not be deemed an election of remedies. Such rights can be exercised at any time except to the extent such action is contrary to a final award or decision in any arbitration proceeding. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The institution and maintenance of an action for injunctive relief or similar equitable relief shall not constitute a waiver of the right of any Party, including without limitation the plaintiff, to submit any Dispute to arbitration nor render inapplicable the compulsory arbitration provisions of this Agreement.

                  (d) Arbitration Proceeding. In addition to the authority conferred on the arbitration tribunal by the rules specified above, the arbitration tribunal shall have the authority to order reasonable discovery, including the depositions of party witnesses and production of documents. The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the Parties with no right of appeal. All statutes of limitations that would otherwise be applicable shall apply to any arbitration proceeding. Any attorney-client privilege and other protection against disclosure of confidential information, including without limitation any protection afforded the work-product of any attorney, that could otherwise be claimed by any Party shall be available to and may be claimed by any such Party in any arbitration proceeding. No Party waives any attorney-client privilege or any other protection against disclosure of confidential information by reason of anything contained in or done pursuant to or in connection with this Agreement. Each Party agrees to keep all Disputes and arbitration proceedings strictly confidential, except for disclosures of information to the Parties' legal counsel or auditors or those required by applicable law. The arbitrators shall determine the matters in dispute in accordance with the substantive law of Texas, without regard to conflict of law rules. The obligation to arbitrate any dispute shall be binding upon the successors and assigns of each of the Parties.

                  (e) Appointment of Arbitrators. The arbitration shall be conducted by three (3) arbitrators. The Party initiating arbitration (the "Claimant") shall appoint its arbitrator in its request for arbitration (the "Request"). The other Party (the "Respondent") shall appoint its arbitrator within thirty (30) days after receipt of the Request and shall notify the Claimant of such appointment in writing. If the Respondent fails to appoint an arbitrator within such thirty (30) day period, the arbitrator named in the Request shall decide the controversy or claim as sole arbitrator. Otherwise, the two (2) arbitrators appointed by the Parties shall appoint a third (3rd) arbitrator within thirty (30) days after the Respondent has notified Claimant of the appointment of the Respondent's arbitrator. When the third (3rd) arbitrator has accepted the appointment, the two (2) Party-appointed arbitrators shall promptly notify the Parties of the appointment. If the two (2) arbitrators appointed by the Parties fail to appoint a third (3rd) arbitrator and so to notify the Parties within the time period prescribed above, then the appointment of the third (3rd) arbitrator shall be made by the American Arbitration Association, which shall promptly notify the Parties of the appointment. The third (3rd) arbitrator shall act as Chair of the panel.

         Section 11.7 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the Parties.

         Section 11.8 Counterparts. This Agreement may be executed by facsimile signature and in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         Section 11.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

         Section 11.10 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.


                            [Signature Page Follows]

         IN WITNESS WHEREOF, Purchaser and Compost have executed and delivered this Agreement effective as of the date first written above.


                           PURCHASER:

                           SYNAGRO TECHNOLOGIES, INC.



                           By: ________________________________________________
                               Ross M. Patten, Chief Executive Officer


                           COMPOST:

                           COMPOST AMERICA HOLDING COMPANY, INC.



                           By: ________________________________________________
                               Christopher J. Daggett, Office of the President


                           By: ________________________________________________
                               Marvin H. Roseman, Office of the President


                           By: ________________________________________________
                               Richard L. Franks, Assistant Secretary

                           COMPANY:

                           For purposes of making the representations and warranties of the Company in Article V hereof only.

                           ENVIRONMENTAL PROTECTION & IMPROVEMENT COMPANY, INC.



                           By: ________________________________________________
                               Robert Longo, President

                                    EXHIBIT A

                                    Glossary

         For purposes of this Agreement, the following terms shall have the meaning specified or referred to below when capitalized (or if not capitalized, unless the context clearly requires otherwise).

         "Affiliate(s)" with respect to any Person, means any Person directly or indirectly controlling, controlled by or under common control with such Person, and any natural Person who is an officer, director or partner of such Person and any members of their immediate families living within the same household. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise. None of Wasteco and its affiliates shall be deemed an affiliate of Longo or his affiliates. None of Longo and his affiliates shall be deemed an affiliate of Wasteco or its affiliates. The term "Affiliate" as used with respect to Wasteco shall include only the Private Investment Division (and no other part) of Wafra Investment Advisory Group, Inc. and persons or entities controlled by that Division. The term Wasteco shall include Wafra Acquisition Fund 7, L.P. and persons or entities controlled by that entity.

         "Business Facility" or "Business Facilities" includes any property (whether real or personal) which the Company or any of their Subsidiaries currently lease, operate, or own or manage in any manner or which the Company or any of their Subsidiaries or any of their respective organizational predecessors formerly leased, operated, owned or managed in any manner.

         "Code" means the Internal Revenue Code of 1986, as amended, or any amending or superseding tax laws of the United States of America.

         "Environmental Claim(s)" means any claim; litigation; demand; action; cause of action or suit; loss; cost, including, but not limited to, attorneys' fees, and expert's fees; damage; punitive damage; fine, penalty, expense, liability, criminal liability, strict liability, judgment, governmental or private investigation and testing; notification by Governmental Authority of status of being potentially responsible for clean-up of any facility or for being in violation of any Environmental Law; proceeding; consent or administrative orders, agreements or decrees; lien; personal injury or death of any person; or property damage, whether threatened, sought, brought or imposed, that is related to or that seeks to recover losses, damages, costs, expenses and/or liabilities related to, or seeks to impose liability for: (i) improper use or treatment of wetlands, pinelands or other protected land or wildlife;
(ii) noise; (iii) radioactive materials (including naturally occurring radioactive materials); (iv) explosives; (v) pollution, contamination, preservation, protection, decontamination, remediation or clean-up of the air, surface water, groundwater, soil or protected lands; (vi) solid, gaseous or liquid waste generation, handling, discharge, release, threatened release, treatment, storage, disposal or transportation; (vii) exposure of persons or property to Materials of Environmental Concern and the effects thereof; (viii) the release or threatened release (into the indoor or outdoor environment), generation, extraction, mining, beneficiating, manufacture, processing, distribution in commerce, use, transfer, transportation, treatment, storage, disposal or Remediation of Materials of Environmental Concern; (ix) injury to, death of or threat to the health or safety of any person or persons caused directly or indirectly by Materials of Environmental Concern; and (x) destruction of property caused directly or indirectly by Materials of Environmental Concern or the release or threatened release of any Materials of Environmental Concern or any property (whether real or personal) arising at any Business Facility.

                               EXHIBIT A - Page 1

         "Environmental Law(s)" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, guidance document, order, consent agreement, order or consent judgment, decree, injunction, requirement or agreement with any governmental entity or any judicial or administrative decision relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, water, vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, application, production, release or disposal of Materials of Environmental Concern, in each case as amended from time to time, or (z) health, worker protection or community's right to know. The term "Environmental Law" includes, without limitation, (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal Act, the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, each as amended from time to time, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Materials of Environmental Concern.

         "Environmental Permit(s)" means all permits, licenses, certificates, registrations, identification numbers, applications, consents, approvals, variances, notices of intent, and exemptions necessary for the ownership, use and/or operation of any current Business Facility or to conduct the Company's business as currently conducted in compliance with Requirements of Environmental Laws.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "GAAP" means generally accepted accounting principals applied on a consistent basis.

         "Governmental Authority" or "Governmental Authorities" means any nation or government, any state or political subdivision thereof and any agency or entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to government.

         "Lien(s)" means any mortgage, pledge, hypothecation, security interest, encumbrance, right of first refusal, option, lien, charge, condition, restriction or burden of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of, or agreement to give, any financing statement under the Uniform Commercial Code of any jurisdiction).

                               EXHIBIT A - Page 2

         "Material Adverse Effect" means any event, occurrence, fact, condition, change, development or effect that is or could reasonably be anticipated to be materially adverse to the business, assets (including intangible assets), liabilities, financial condition, results of operations, properties (including intangible properties) or business prospects of the Company taken as a whole.

         "Materials of Environmental Concern" means: (i) those substances included within the statutory and/or regulatory definitions or listings of "hazardous substance," "medical waste," "special waste," "hazardous waste," "extremely hazardous substance," "regulated substance," "solid waste," "hazardous materials," or "toxic substances," under any Environmental Law; (ii) any material, waste or substance which is or contains: (A) petroleum, oil or a fraction thereof, (B) explosives, or (C) radioactive materials (including naturally occurring radioactive materials); and (iii) such other substances, materials, or wastes that are classified or regulated as hazardous or toxic under any applicable federal, state or local law or regulation. To the extent that the laws or regulations of any applicable state or local jurisdiction establish a meaning for any term defined herein through reference to federal Environmental Laws which is broader than the meaning under such federal Environmental Laws, such broader meaning shall apply.

         "Person" means any individual, partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

         "Remediation" means any action necessary to: (i) comply with and ensure compliance with the Requirements of Environmental Laws and (ii) the taking of all reasonably necessary precautions to protect against and/or respond to, remove or remediate or monitor the release or threatened release of Materials of Environmental Concern at, on, in, about, under, within or near the air, soil, surface water, groundwater or soil vapor at any Business Facility of the Company or any of its Subsidiaries or of any property affected by the business, operations, acts, omissions, or Materials of Environmental Concern of the Company or any of its Subsidiaries.

         "Requirement(s) of Environmental Law(s)" means all requirements, conditions, restrictions or stipulations of Environmental Laws imposed upon or related to the Company or any of its Subsidiaries or the assets, Business Facilities and/or the business of the Company or any of its Subsidiaries.

         "Schedules" means the disclosure schedules attached to this Agreement.

         "Subsidiary" or "Subsidiaries" shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity.

         "Supplies" means all inventory and supplies used or consumed in the Business and other similar items which exist on the Closing Date.

                               EXHIBIT A - Page 3

         "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, severance, environmental, license, net worth, payroll, employment, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

"Tax Return(s)" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and documents (i) with respect to or accompanying payments of estimated Taxes or (ii) with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, including any schedule or attachment thereto and any amendment thereof.

                               EXHIBIT A - Page 4

                                    EXHIBIT B

                     Estimated Adjustment Amount Work Sheet

                                                                 Estimated as of
                                                                      Close
        Current Assets (1)                                            -----
        ---------------
A.      Cash
B.      Accounts Receivable, net of allowance for Doubtful
        Account of ($________)

C.      Prepaid Expenses
D.      Deferred Income Taxes
E.               Total Current Assets

                          Current Liabilities
F.      Short Term Debt (2)                                                  --
G.      Current Portion of Long Term Debt (2)                                --
H.      Accounts Payable
I.      Accrued Expenses
J.      Total Current Liabilities
K.               Net Working Capital (E. - J.)
L.               Net Working Capital Requirement                     $1,450,000
-------------------
(1) Excludes from Current Assets (i) IEM Sealand A/R of $334,837, (ii) P. Edwards deposit of $200,000 and (iii) FINOVA financing costs of $226,999. (2) Excludes all short term and long term debt paid at closing or excluded pursuant to Section 3.2(c) of the Stock Purchase Agreement.



Estimated Adjustment Amount equals the sum of (i) the Company's Indebtedness as of the Closing Date and (ii) the amount, if any, by which the Company's Net Working Capital as of the Closing Date is less than one million, four hundred fifty thousand dollars ($1,450,000).


Company's Indebtedness(2)                                        $  0
Net Working Capital Adjustment (L. - K.)
                  Estimated Adjustment Amount


                                EXHIBIT B-PAGE 1

                                 SCHEDULE 3.2(a)
                                 Purchase Price


To be provided at least 10 days prior to the Closing Date.

                               SCHEDULE 3.4(b)(iv)
                     Personal Guarantees/Surety Obligations


o General Agreement of Indemnity - dated June 5, 1998 by and between SAFECO, Compost, R.J. Longo Construction Company, d/b/a EPIC and Robert J. Longo.

o General Indemnity Agreement dated January 22, 1999 by and between Universal Bonding Insurance Company, Compost and the Company.

o The following table lists the bonds outstanding under the above indemnity agreements:

----------------------------------------------------------------------------------------------------------------------------
   PRINCIPAL      TYPE OF         OWNER/JOB             AMOUNT           SURETY          EXP.       TAIL EXP.       BOND #
                   BOND                                                                  DATE         DATE
----------------------------------------------------------------------------------------------------------------------------
R.J. Longo        Perf &         NYC Dep 947ADM1      11,857,755        Safeco          6/30/99     6/30/01       6906806
d/b/a EPIC        Payment        Biosolids
----------------------------------------------------------------------------------------------------------------------------
R.J. Longo        Perf &         NYC Dep 947ADM9       5,586,274        Universal/      6/30/00     6/30/02       LM0241076
d/b/a EPIC        Payment        Biosolids                              Lumbermens
----------------------------------------------------------------------------------------------------------------------------
Company           Perf &         NYC C#1001-ADM        5,825,000        Universal/      3/5/00      --            LM0238685
                  Payment                                               Lumbermens
----------------------------------------------------------------------------------------------------------------------------
Company           Financial      New York State            2,000        Universal      10/31/00      --           USO220342
                  Guarantee      Thruway
                  (E-Z Pass)
----------------------------------------------------------------------------------------------------------------------------
R.J. Longo        Financial      N.J. Turnpike            25,500        Universal       6/18/00      --           USO220339
d/b/a EPIC        Guarantee
                  (Toll Bond)
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 4.3
                                   No Conflict

o Purchase Agreement between the Purchaser and GTCR Fund VII, L.P. dated as of January 27, 2000

o Senior Subordinated Loan Agreement between the Purchaser and GTCR Capital Partners, L.P. dated as of January 27, 2000

o Amended and Restated Senior Credit Agreement by and among Purchaser, Bank of America, N.A. and certain other lenders dated as of January 27, 2000

The items listed above expire on the date specified in Section 9.1(b)(vi) of the Stock Purchase Agreement.

                                  Schedule 5.1
                                  Qualification


The Company is not currently in good standing in Texas; however, the Company will be in good standing in Texas at Closing.

                                  SCHEDULE 5.2
                                 Capitalization


Liens:

         Pledge Agreement dated June 17, 1998 by and between Compost as Pledgor and Finova Capital Corporation, as Lender.

         Pledge Agreement dated May 4, 1999 by and between Compost as Pledgor, and Robert J. Longo and Wasteco Ventures Limited as Subordinate Pledgees, as amended.

         Pledge Agreement dated September 27, 1999 between Compost as Pledgor, and Aryeh Trading Corp., as Subordinate Pledgee.

         Pledge Agreement dated December 9, 1999 between Compost as Pledgor, and Aryeh Trading Corp. and Wasteco Ventures Limited, as Subordinate Pledgee.

Options:

         The Company's option ("Sec 9. Exchange for Longo Common Stock") in Certificate of Designations of Rights and Preferences of Series A Exchangeable Redeemable Preferred Stock of Compost

         The Company's option ("Sec 9. Exchange for Longo Common Stock") in Certificate of Designations of Rights and Preferences of Series C Redeemable Convertible Preferred Stock of Compost

Other Restrictions:

         Compost - Shareholders Agreement dated November 3, 1997, as amended.

         Agreement amending the Company's by-laws dated December 15, 1998.

                                  SCHEDULE 5.3
                   Authority, Non-Contravention and Approvals


Credit, Capitalization and Financing Agreement, dated October 30, 1998, among Compost, Miami Recycling and Composting Company, Inc., Bedminster Seacor Services Miami Corporation, Lionhart Global Appreciation Fund, Ltd., Lionhart Investments, Ltd. and Global Earthfund Partners, L.L.C. Compost will deliver to the Purchaser any consents or approvals required under the Credit, Capitalization and Financing Agreement as a result of the transactions contemplated by the Stock Purchase Agreement.

Compliance with procedures of Section 14A:10-11 and Chapter 5 of the New Jersey Business Corporation Act for shareholder consent/approval prior to Closing.

See "Liens" and "Options" sections listed on Schedule 5.2.

Compliance with New Jersey statutes governing changes in control in entities holding A-901 licenses.

                                  SCHEDULE 5.5
                              Financial Statements


                                 [Not Included]

                                  SCHEDULE 5.6
                       Absence of Undisclosed Liabilities

Demurrage receivable from IEM Sealand of $348,500 and from Sevenson Environmental of $46,375.00, which were excluded assets in the September 17, 1997 Stock Purchase Agreement per Amended Scheduled 3.10(c). Neither the assets nor the liabilities are recorded on the Company's Financial Statements. This disclosure is limited to providing notice to the Purchaser that the receivables disclosed above shall be forwarded to Robert J. Longo if they are received by the Company or Purchaser after Closing.

See Schedule 5.8.

Estimated withdrawal liabilities not in excess of $20,000 for multiemployer plans listed on Schedule 5.13.

Earn Out Agreement by and between Robert J. Longo and the Company for sludge transported for Wheelabrator from PVSC & BCUA and associated Security Agreement, as amended.

Letter Agreement dated June 1, 1998 by and among Robert G. Longo, the Company and Compost for Mr. Longo's personal indemnity on a SAFECO surety bond.

Robert J. Longo Personal Guaranty of the Company's working capital line of credit with Merrill Lynch Business Financial Services, Inc.

General Agreement and Indemnity dated June 5, 1998 by and among SAFECO, Compost, R.J. Longo Construction Company, d/b/a the Company and Robert J. Longo.

General Indemnity Agreement dated January 22, 1998 by and among Universal Bonding Insurance Company, Compost, and the Company.

Promissory Note to Aryeh Trading Corp. dated September 27, 1999.

Promissory Note to Aryeh Trading Corp. dated January 20, 2000.

Promissory Note to Wasteco Ventures Limited dated December 9, 1999.

See Schedule 5.2, all items under "Liens" except for the Pledge Agreement dated May 4, 1999.

                                  SCHEDULE 5.7
                       Absence of Certain Change of Events


5.7(i)   Dividends to Compost

         From the Company's Operating Cash Flows:

         August 6,  1999                            $  300,000.00
         August 8,  1999                               100,000.00
         August 31, 1999                               150,000.00
         November 18, 1999                             150,000.00
         November 30, 1999                              75,000.00
         December 2, 1999                               75,000.00
         December 6, 1999                               30,000.00
         December 23, 1999                             100,000.00
         January 14, 2000                              100,000.00
         January 24, 2000                              100,000.00
         February 10, 2000                             150,000.00
         February 25, 2000                             150,000.00
         March 17, 2000                                150,000.00
                                                    -------------
                                                    $1,630,000.00
                                                    =============

         From Aryeh Trading Corp. Notes:

         September 27, 1999                         $  500,000.00
         October 26, 1999                              500,000.00
         January 20, 2000                              100,000.00
         January 31, 2000                              150,000.00
         February 25, 2000                             250,000.00
                                                    -------------
                                                    $1,500,000.00
                                                    =============

         From WasteCo Notes:

         December 9, 1999                           $  250,000.00
         December 29, 1999                             130,000.00
         January 10, 2000                              200,000.00
         February 4, 2000                              150,000.00
                                                    -------------
                                                    $  730,000.00
                                                    =============


5.7(vi) Cancellation of Sub-Contract by and between the Company and Wheelabrator as it relates to services for Bergen County Utilities Authority ("BCUA").

                                  SCHEDULE 5.8
                                   Litigation


1. Waste Professionals, Inc. v. R. J. Longo Constr. Co., Inc., U.S. District Court for the Northern District of Illinois, Eastern Division, Court No. 98 C 0-104

2. Environmental Protection & Improvement Co., Inc. v. IEM Sealand Corporation, et al., U.S. District Court for the District of New Jersey, Court No. 99-1413

3. R.W. Jones & Associates, Inc. and R.W. Jones, III, Plaintiffs vs. Compost America Holding Company, Inc., R.J. Longo Construction Company, Inc., R.J. Longo Construction Co., Inc. d\b\a EPIC, Environmental Protection and Improvement Company, and Roger E. Tuttle. This case will be settled by Closing.

4. Litigation threatened against Compost and its subsidiaries by Pasquale DiLeo, a director of both Compost and the Company.

                                  SCHEDULE 5.9
                               Accounts Receivable


IEM Sealand, balance of $334,836.66

Sevenson, Inc., balance of $86,875.80

                                  SCHEDULE 5.10
                 No Violation of Law; Compliance with Agreements


Compost has defaulted in its obligation to provide Finova with audited financial statements.

See Schedule 5.15.

                                  SCHEDULE 5.11
                                    Insurance

------------------------------------------------------------------------------------------------------------------

               LIMITS                                       POLICY                              DEDUCTIBLE
------------------------------------------------------------------------------------------------------------------
$1,000,000                               Automobile
                                         #CA7665187 (7/1/99-00)                        *
------------------------------------------------------------------------------------------------------------------

$1,000,000 Occ.                          General Liability
$2,000,000 Agg.                          #GL4177447 (7/1/99-00)                        nil
------------------------------------------------------------------------------------------------------------------

$810,000                                 Property
Values                                   #5050471086 (7/1/99-00)
------------------------------------------------------------------------------------------------------------------

$1,000,000                               Worker's Compensation
                                         #WC4778742 (4/1/99-00)                        n/a
------------------------------------------------------------------------------------------------------------------

$5,000                                   Motor Truck Cargo
                                         #3AE586446-03 (3/1/00-01)                     $1,000
------------------------------------------------------------------------------------------------------------------

$1,000,000                               Boiler and Machinery
                                         #FBPNY858940911 (11/6/99-00)                  $500
------------------------------------------------------------------------------------------------------------------

$5,000,000 Occ.                          Pollution Legal Liability (on site)
$10,000,000 Agg.                         #PLS5292583 (12/13/99-02)                     $50,000
------------------------------------------------------------------------------------------------------------------

$5,000,000  Occ.                         Pollution Liability (off site)                $50,000
$10,000,000 Agg.                         (12/13/99-00)
------------------------------------------------------------------------------------------------------------------

$35,000,000                              Commercial Umbrella
                                         BE 7016617 (7/1/99-00)                        $10,000
------------------------------------------------------------------------------------------------------------------

                                         Contractor's Equipment
(See Attached Schedule)                  Texas Property (See Attached Schedules)       (See Attached Schedule)
------------------------------------------------------------------------------------------------------------------

$10,000,000                              Compost Directors and Officer Liability        $150,000
                                         Policy - American International Companies
                                         (see Exhibit L to the Stock Purchase
                                         Agreement for D & O Tail term sheet)
------------------------------------------------------------------------------------------------------------------



Note: $1,000 deductible all vehicles except tractors (Code 50499), which is $3,000


o Reference is made to Disclosures made on Schedule 3.4 (b)(iv) as to listing of outstanding bonds.

                                  SCHEDULE 5.12
                                      Taxes


o Federal Consolidated Income Tax Return of Compost for Fiscal Year ended April 30, 1999 has not been filed (the Company is a part of the Compost Consolidation). This return will be filed no later than the Closing Date.

                                  SCHEDULE 5.13
                             Employee Benefit Plans


Plans and Benefits Programs

The Company's Plans

The Company 401(k) Plan dated November 10, 1997. This Plan will be terminated prior to Closing.

Employee Health & Life Insurance Plan Document with Great West Life & Annuity Insurance Co. This plan covers the Company's employees.

Standard Trust Agreement dated November 1, 1997 by and between the Company and Kevin K. Walsh, as Trustee.

Multiemployer Plans
-------------------
     Local 945
     Local 542
     Local 825

Payments to the Company's employees as a result of Stock Purchase Agreement:

     Buyout of the following Existing Employment Contracts:

     1. Employment Agreement, dated September 17, 1997, by and between the Company and Robert J. Longo. The Employment Agreement will be terminated prior to the Closing of this Agreement. Compost shall be responsible for all amounts payable relating to the buyout and termination of the Employment Agreement.

     2. Employment Agreement, dated July 31, 1997, by and between the Company and Jay Waxenbaum. The Employment Agreement will be terminated prior to the Closing of this Agreement. Compost shall be responsible for all amounts payable relating to the buyout and termination of the Employment Agreement.

     3. Employment Agreement, dated September 17, 1997, by and between the Company and Kevin K. Walsh. The Employment Agreement will be terminated prior to the Closing of this Agreement. Compost shall be responsible for all amounts payable relating to the buyout and termination of the Employment Agreement.

                                  SCHEDULE 5.14
                           Employee and Labor Matters

Employee List as of July 31, 1999--See attached.

Employment Agreements:

Employment Agreement, dated September 17, 1997, by and between the Company and Robert J. Longo. The Employment Agreement will be terminated prior to the Closing of this Agreement. Compost shall be responsible for all amounts payable relating to the buyout and termination of the Employment Agreement.

Employment Agreement, dated July 31, 1997, by and between the Company and Jay Waxenbaum. The Employment Agreement will be terminated prior to the Closing of this Agreement. Compost shall be responsible for all amounts payable relating to the buyout and termination of the Employment Agreement.

Employment Agreement, dated September 17, 1997, by and between the Company and Kevin K. Walsh. The Employment Agreement will be terminated prior to the Closing of this Agreement. Compost shall be responsible for all amounts payable relating to the buyout and termination of the Employment Agreement.

Collective Bargaining Agreements:

Local 945, IB of T, AFL-CIO (N.J.)
Agreement Period 4/1/97--3/31/02
Status--Active--Currently in negotiations

Local 825, International Union of Operating Engineers AFL-CIO (N.J.) Agreement Period 4/1/97--3/31/01
Status--Active

Local 542-C, International Union of Operating Engineers, AF of L-CIO (PA) Agreement Period 3/1/95--4/7/99 Status--No signed agreement--1 active employee

Locals 472 and 172--Heavy and general laborers Agreement Period 3/1/92--2/28/95 Status--No signed agreement--1 active employee

The Company makes no representation or warranty with respect to whether, under applicable law as presently existing or as it may hereafter be interpreted, all of its employees (excluding Robert J. Longo, Jay Waxenbaum and Kevin K. Walsh) will, as a matter of law, be deemed to be "at will" employees.

                                  SCHEDULE 5.15
                              Environmental Matters


1. Notice of Penalty Assessment dated October 19, 1999 to the Company from Somerset County Division of Health, Case Numbers: HD99-08-06-1500, HD99-08-06-1501 and HD99-08-06-1502.

2. Notice of violation dated November 15, 1999 to the Company from the Union County, New Jersey.

3. Notice of violation dated February 9, 2000 to the Company from the New Jersey Department of Environmental Protection.

                                  SCHEDULE 5.16
                           Non-Competition Agreements


Agreement dated March 12, 1999 by and between Wheelabrator Clean Water New Jersey and the Company, as to cooperatively work on the BCUA Project.

                                  SCHEDULE 5.17
                                 Title to Assets


5.17(v)

                                                               Estimated Balance
Debt Obligations Secured by Liens on Assets:                   at March 1, 2000
-------------------------------------------                    ----------------

Finova Capital Corporation dated June 17, 1998
Original Principal Amount of $10,000,000.00                       $7,149,879.91

Carter Machinery Company, Inc. dated March 29, 1999
Original Principal Amount of $184,842.00                             151,178.92

Temple Elevators, LLP dated August 4, 1998
Original Principal Amount of $150,000.00                              74,994.00

Citicorp Dealer Finance dated April 2, 1999
Original Principal Amount of $42,550.00                               36,707.79

Ford Motor Credit Corp. dated February 9, 1998
Original Principal Amount of $22,347.88                               11,036.05
                                                                  -------------

                                                                   $7,423,796.67
                                                                  =============


o Security Agreement by and between the Company and Robert J. Longo, related to Mr. Longo's Earn Out Agreement for sludge transported for Wheelabrator from PVSC and BCUA, as amended.

o Proposed Security Interest in the Company's non-bonded Accounts Receivable to secure amounts outstanding under the Company's Line-of-Credit.

                                SCHEDULE 5.18(a)
                    Agreements in Excess of $40,000 Annually


Subcontract with Adcom Express Subcontract with Jack Amado Trucking Disposal Agreement with Atlantic Operations Disposal Agreement with BFI-Imperial Landfill Subcontract with B&M Trucking Bonding with C&H Agency, Inc.
Rail Transportation Contract with CSX Transportation, Inc.
Lease Agreement with DJJ Leasing, Ltd.
Operative Agreement with Federal Marine Terminals, Inc.
Subcontract with MZM Construction Co, Inc.
Rail Transportation Contract with Norfolk Southern
Disposal Agreement with Nutri-Blend, Inc.
Disposal Contract with Parker AG Services
Rental Agreement with Penske Truck Leasing Co.
Disposal Contract with CDR Mid-Atlantic
Subcontract with Top Gun Transport
Lease Agreement with TracLease Co.
Disposal Agreement with USA Waste of Virginia
Disposal Agreement with Waste Management of PA, Inc.
Railcar lease proposal with the David J. Joseph Company
Reference is made to the disclosures made on Schedules 5.5, 5.11, 5.13, 5.14, 5.14(b), 5.17, 5.18(b), 5.18(c), 5.18(d), 5.18(g) and 5.22.

                                SCHEDULE 5.18(b)
                         Liabilities for Borrowed Money


Finova Capital Corporation dated June 17, 1998

Carter Machinery Company, Inc. dated March 29, 1999

Temple Elevators, LLP dated August 4, 1998

Citicorp Dealer Finance dated April 2, 1999

Ford Motor Credit Corp. dated February 9, 1998

Working Capital Line of Credit with Merrill Lynch Business Financial Services, Inc.

Promissory Note to Aryeh Trading Corp. dated September 27, 1999.

Promissory Note to Aryeh Trading Corp. dated January 20, 2000

Promissory Note to Wasteco Ventures Limited dated December 9, 1999.

                                SCHEDULE 5.18(c)
                               Real Property Lease


Month by Month rental on office in Denville, New Jersey

Lease Agreement, as amended, dated March 1, 1999, by and among Consolidated Rail Corporation and R.J. Longo Construction Co., Inc. and Virotech Systems, Inc. on Brills Yard, Newark, New Jersey

Track Lease, dated May 28, 1998, by and between CSX Transportation, Inc. and R.J. Longo Construction Co., Inc. d/b/a the Company relating to real property on Gladstone Yard, Gladstone, Virginia

                                SCHEDULE 5.18(d)
                                  Restrictions

Agreement dated March 12, 1999 by and between Wheelabrator Clean Water New Jersey and the Company, as to cooperatively working on BCUA Project.

                                SCHEDULE 5.18(e)
                        Guarantee of Company Obligations


Robert J. Longo's Guarantee of Merrill Lynch Business Financial Services, Inc. Working Capital Line of Credit

Compost Guarantee of Universal Bonding Co.'s bonds

Compost Guarantee of the Finova obligation

Compost Guarantee of Safeco bond

Robert J. Longo Guarantor of Safeco bond per agreement dated June 1, 1998

Compost Guarantee of Aryeh Trading Corp. Notes

Compost Guarantee of Wasteco Ventures Limited Notes

                                SCHEDULE 5.18(f)
                            Partnership Joint Venture


See Schedule 5.18(d)

                                SCHEDULE 5.18(g)
                               Company as Obligor


The Company guarantees to CSX, NS Conrail the obligations of MZM Construction, Inc.

Reimbursement, Indemnification and Hold Harmless Agreement between Robert J. Longo (Indemnified Party) and the Company and Compost (The Indemnitors).

                                  SCHEDULE 5.20
                               Brokers and Finders


Letter of Agreement between Churchill Capital, Inc. and Wafra Acquisition Fund 7, L.P. Compost will pay all such fees under this Agreement.

                                  SCHEDULE 5.21
                              Intellectual Property


Patents:

Municipal Solid Waste Landfill System
Robert L. Longo, Sr., Applicant
Application #08/661,336
Application assigned to Robert J. Longo Construction Co., Inc. d/b/a the Company

         Agreement dated March 26, 1993 between the Company and R. J. Longo Construction Co., Inc. (attached).

         Registration of fictitious name filed with the New Jersey Secretary of State on December 6, 1990 (attached).

         Filing with Essex County Clerk on January 11, 1991 (attached).

         Certificate of Trade Name of the Company dated December 18, 1990.

         Miscellaneous license agreements relating to accounting software, word processing software, and software for the tracking of rail cars.

                                  SCHEDULE 5.22
                                  Relationships


Andrea Longo is employed by EMAR Group, Inc., which provides insurance services to the Company.

Earn Out Agreement by and between Robert J. Longo and the Company for sludge transported for Wheelabrator from PVSC & BCUA and Restated Security Agreement, as amended.

Letter Agreement dated June 1, 1998 by and among Robert J. Longo, the Company and Compost for Mr. Longo's personal indemnity on a Safeco surety bond

Robert J. Longo Personal Guaranty of the Company's working capital line of credit with Merrill Lynch Business Financial Services, Inc.

December 30, 1997 Secured Promissory Note for $656,861 by and between Robert J. Longo, as Lender, and the Company and Compost as Borrower

Secured loans from Wasteco Ventures Limited to Compost in the outstanding amount of approximately $2,030,000 plus accrued interest.

Secured and unsecured loans from Aryeh Trading Corp to the Company and/or Compost in the outstanding amount of approximately $2,650,000 plus accrued interest.

Secured loan from Robert J. Longo to CAHC in the amount of $360,000 plus accrued interest.

Intercompany receivable due the Company from Compost in the amount of $1,727,923 fully reserved for on the Company's April 30, 1999 Balance Sheet and to be forgiven at Closing.

                                                                       EXHIBIT 3

                                EARNOUT AGREEMENT

         THIS EARNOUT AGREEMENT (this "Agreement"), is made and entered into this ____ day of _________, 2000 by and between SYNAGRO TECHNOLOGIES, INC., a Delaware corporation ("Purchaser"), and COMPOST AMERICA HOLDING COMPANY, INC., a New Jersey corporation ("Compost"). Purchaser and Compost are each referred to as a "Party" and, collectively, they are sometimes referred to as the "Parties."

                                   WITNESSETH:

         WHEREAS, the Parties hereto have entered into that certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of March 31, 2000, whereby Compost agreed to sell and transfer to Purchaser, and Purchaser agreed to purchase, all the outstanding stock of Environmental Protection & Improvement Company, Inc., a New Jersey corporation (the "Company");

         WHEREAS, it is a condition to the Parties' obligations to close the transactions contemplated in the Purchase Agreement that the Parties execute and deliver this Agreement;

         WHEREAS, this Agreement sets forth the terms and conditions upon which Purchaser will, under certain circumstances, pay to Compost the earnout consideration referenced in Section 3.2(a) of the Purchase Agreement as part of the Purchase Price to be paid to Compost for the stock of the Company; and

         WHEREAS, capitalized terms not defined herein shall have the meanings given to them in the Purchase Agreement.

         NOW, THEREFORE, for and in consideration of the transactions contemplated in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Compost agree as follows:

         1. Definitions. As used in this Agreement, the following terms shall have the respective meanings indicated:

         (a) "Affiliates" shall have the meaning given such term in Exhibit A to the Purchase Agreement.

         (b) "Closing Date" shall have the meaning given such term in Section
2.1 of the Purchase Agreement.

         (c) "Disputed Amount" means the portion of the Earn Out Amount, if any, which is in dispute as of May 15, 2003, pursuant to Section 5 hereof.

         (d) "Earn Out Advance" means an amount equal to $100,000 per quarter.

         (e) "Earn Out Amount" means the amount, if any, owed by Purchaser to Compost (or Compost to Purchaser) on the Earn Out Payment Date, computed as provided in Section 5 of this Agreement.

                                Page 1 of 7 Pages

         (f) "Earn Out Payment Date" means, with respect to any Undisputed Amount, May 15, 2003, and with respect to any Disputed Amount, the date ten (10) business days following agreement on or delivery of the final, binding and conclusive calculation by the Neutral Auditor of the Three Year EBITDA.

         (g) "Earn Out Representative" means Mr. John T. Shea, or, if Mr. John
T. Shea dies, resigns or for any reason refuses or is unable to act, a substitute specified in a written notice of substitution delivered to Purchaser and signed by Compost.

         (h) "Earn Out Year" means a period of twelve (12) consecutive calendar months, the first Earn Out Year beginning on April 1, 2000, and each succeeding Earn Out Year beginning on each April 1 thereafter.

         (i) "EBITDA" means the net income of the Company before interest, federal, state and local income taxes, depreciation and amortization, determined in accordance with GAAP, applied consistently with past practices of the Company, provided, however, that (i) there shall be no deduction from earnings in such calculation for (1) any direct expenses incurred in connection with the acquisition of the Company by Purchaser; or (2) corporate overhead in excess of the lesser of the actual corporate overhead allocation or $1,600,000; and (ii) nonrecurring noncash expenses and revenues shall be disregarded in such calculation. The corporate overhead allocation to the Company shall be determined in a consistent manner with Purchaser's actual method of allocating overhead to its other divisions and subsidiaries, or if Purchaser does not allocate overhead, in a manner consistent with Purchaser's pro forma method of allocating overhead. For purposes of calculating EBITDA, all payments made to Longo (as defined in the Purchase Agreement) and Waxenbaum (as defined in the Purchase Agreement) under their respective Employment Agreements with the Company executed on the Closing Date, including but not limited to any signing bonuses, shall be deducted as expenses, except for (i) expenses relating to employee stock options, and (ii) any payments resulting from any amendments to such Employment Agreements entered into after the date hereof without the consent of Compost only to the extent such payments exceed the payments that would have been made without regard to such amendments.

         (j) "Indemnified Amounts" has the meaning given such term in Section
10.1 of the Purchase Agreement.

         (k) "Neutral Auditor" means an independent accounting firm of national reputation mutually acceptable to Purchaser and Compost.

         (l) "Past Due Rate" means a rate per annum equal to ten percent (10%) per annum.

         (m) "Purchase Price" shall have the meaning given such term in Section 3.2(a) of the Purchase Agreement.

         (n) "Three Year Average EBITDA" means the EBITDA of the Company for the thirty-six (36) month period beginning on April 1, 2000 (the "Three Year Period") divided by three (3); provided, however, that notwithstanding any other provision set forth in this Agreement, in no event shall the Three Year Average EBITDA exceed $7,500,000.

                                Page 2 of 7 Pages

         (o) "Undisputed Amount" means the portion of the Earn Out Amount, if any, which is not in dispute as of May 15, 2003, pursuant to Section 5 hereof.

         2. Payment of Earn Out Amount. Purchaser shall pay the Earn Out Amount to Compost (or Compost shall pay the Earn Out Amount to Purchaser, as the case may be) on the Earn Out Payment Date. The Earn Out Amount shall be as computed as provided in Section 5 below. If any portion of the Earn Out Amount is not paid to Compost on May 15, 2003 because such portion is a Disputed Amount, then such portion of the Disputed Amount, if any, that is later determined to be due and payable shall bear interest from May 15, 2003 until paid at the rate of eight percent (8%) per annum.

         3. Payment of Earn Out Advances. Purchaser shall pay an Earn Out Advance to Compost (i) on June 30, 2000 and (ii) on each September 30, December 31, March 31 and June 30 thereafter until March 31, 2002; provided, that the Earn Out Advance for the first quarter shall be prorated by multiplying it by a fraction, the numerator of which is the actual number of days after the Closing Date through and including June 30, 2000, and the denominator of which is 91. Except as set forth in the preceding sentence, the Earn Out Advance shall be $100,000 per quarter.

         4. Calculation of Three Year Average EBITDA. Purchaser shall determine the Three Year Average EBITDA within thirty (30) days after the expiration of the Three Year Period. Purchaser's methodology for determination of the Three Year Average EBITDA and the results thereof shall be forwarded to Earn Out Representative. Purchaser shall provide Earn Out Representative with access upon request to the data it used to determine the Three Year Average EBITDA as well as all relevant books and records of the Company to the extent required to review the EBITDA computation, including, if necessary, the relevant working papers of the Company's auditors. Earn Out Representative shall review the calculation of the Three Year Average EBITDA within fifteen (15) business days after delivery thereof and notify Purchaser in writing of any disagreement with such calculation. If within such fifteen (15) business days following delivery Earn Out Representative does not object in writing thereto, then Purchaser's determination of the Three Year Average EBITDA shall be conclusive. If Earn Out Representative objects in writing to Purchaser's computation, then Purchaser and Earn Out Representative shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiation not result in an agreement within twenty (20) business days of receipt by Purchaser of Earn Out Representative's objection, then the matter shall be submitted to arbitration by a Neutral Auditor. Such arbitration shall be governed by the rules provided in Sections 11.6(a) through 11.6(d) of the Purchase Agreement. All fees and expenses relating to appointment of a Neutral Auditor and the work, if any, to be performed by such Neutral Auditor will be borne equally by Purchaser and Compost. If Purchaser and Compost are unable to agree on the Neutral Auditor, then either or both of them shall request the American Arbitration Association to appoint the Neutral Auditor. Purchaser and Compost agree to execute a reasonable engagement letter if requested to do so by the Neutral Auditor. The Neutral Auditor shall deliver to Purchaser and Earn Out Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to Neutral Auditor by Purchaser and Earn Out Representative, or their respective Affiliates) of the Three Year Average EBITDA within thirty (30) days of receipt of the disputed items, which determination shall be final, binding and conclusive on the Parties.

                                Page 3 of 7 Pages

         5. Calculation of Earn Out Amount. Promptly following agreement on or determination of the final, binding and conclusive calculation of the Three Year Average EBITDA, the Earn Out Amount shall be determined as follows:

         (a) Three Year Average EBITDA Equal to or Greater than $7,500,000. If the Three Year Average EBITDA is equal to or greater than $7,500,000, then the Earn Out Amount shall be equal to $5,412,000 (plus any Earn Out Advances not yet paid).

         (b) Three Year Average EBITDA Equal to or Less than $6,666,667. If the Three Year Average EBITDA is equal to or less than $6,666,667, then on the Earn Out Payment Date there shall be no Earn Out Amount payable by Purchaser to Compost. In addition, Compost shall refund to Purchaser an amount equal to the total Earn Out Advances paid by Purchaser (the "Total Earnout Advances") within ten (10) business days following the Earn Out Payment Date.

         (c) Three Year Average EBITDA Greater than $6,666,667, but less than $7,500,000. If the Three Year Average EBITDA is greater than $6,666,667 but less than $7,500,000, then the Earn Out Amount shall be equal to the sum of (i) six times the amount by which the Three Year Average EBITDA exceeds $6,666,667, plus
(ii) (the sum of the Total Earn Out Advances (whether or not paid) plus $400,000) times a fraction, the numerator of which shall be the amount determined in (i) above, and the denominator of which is $5 million, minus (iii) the total Earn Out Advances actually paid as of the date of determination; provided, however, that in no event shall the sum of the Earn Out Amount and all Earn Out Advances exceed $6,212,000 plus any interest payable under Section 2 above and/or Section 6 below, and provided, further that if the Earn Out Amount is negative, then Compost shall refund an amount equal to such negative Earn Out Amount to Purchaser within ten (10) business days following the Earn Out Payment Date.

         6. Interest. To the extent that Purchaser does not make a payment of any portion of the Earn Out Advances or Earn Out Amount (except as provided otherwise with respect to any Disputed Amount in Section 2) on the required payment date, such unpaid amount shall bear interest at the Past Due Rate from and after the required payment date to the date on which such unpaid amount (or a portion thereof) is paid.

         7. Binding Arbitration. Notwithstanding any provision of this Agreement to the contrary, upon the request of any Party (defined for the purpose of this provision and Section 13 to mean Purchaser, Compost or the Earnout Representative), any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement or any agreement executed in connection herewith or contemplated hereby, or the breach, termination, interpretation, or validity hereof or thereof (hereinafter referred to as a "Dispute"), shall be finally resolved by mandatory and binding arbitration in accordance with Section
11.6 of the Purchase Agreement. Any Party may bring an action in court to compel arbitration of any Dispute. Any Party who fails or refuses to submit any Dispute to binding arbitration following a lawful demand by the opposing Party shall bear all costs and expenses incurred by the opposing Party in compelling arbitration of such Dispute.

                                Page 4 of 7 Pages

         8. No Waiver by Compost. No delay or omission of Compost to exercise any power, right or remedy accruing to Compost hereof shall impair any such power, right or remedy or shall be construed to be a waiver of the right to exercise any such power, right or remedy.

         9. Paragraph Headings. Paragraph headings appearing in this Agreement are for convenient reference only and shall not be used to interpret or limit the meaning of any provision of this Agreement.

         10. Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

         11. Successors and Assigns. This Agreement and all the agreements contained herein shall be binding upon, and shall inure to the benefit of, the respective legal representatives, heirs, successors and assigns of Purchaser and Compost; provided, that Compost shall not assign or otherwise transfer to any other Person or entity (other than Wasteco (as defined in the Purchase Agreement) and/or Longo (as defined in the Purchase Agreement) or any entity designated by both Wasteco and Longo, whether as outright assignee or as a secured party) any interest in this Agreement unless Compost obtains Purchaser's prior written consent.

         12. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and this Agreement shall be liberally construed so as to carry out the intent of the parties to it. Each waiver in this Agreement is subject to the overriding and controlling rule that it shall be effective only if and to the extent that (a) it is not prohibited by applicable law and (b) applicable law neither provides for nor allows any material sanctions to be imposed against Compost for having bargained for and obtained it.

         13. Notices. Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering it against receipt for it, by depositing it with an overnight delivery service or by depositing it in a receptacle maintained by the United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, addressed to the respective parties as follows (and if so given, shall be deemed given when mailed):

                  If to Purchaser:

                  Synagro Technologies, Inc.
                  1800 Bering Drive, Suite 1000
                  Houston, Texas 77057
                  Attention: Mark A. Rome

                  If to Earnout Representative:
                  Mr. John T. Shea
                  c/o Wafra Partners, L.P.
                  345 Park Avenue, 41st Floor
                  New York, New York 10154

                                Page 5 of 7 Pages

                  If to Compost:

                  Compost America Holding Company, Inc.
                  One Gateway Center, 25th Floor
                  Newark, New Jersey 07102
                  Attention: Office of the President, c/o Christopher J. Daggett

                  With a copy to Wasteco at:

                  Wasteco Ventures Ltd.
                  c/o Wafra Partners, L.P.
                  345 Park Avenue, 41st Floor
                  New York, New York 10154
                  Attention: Mr. John T. Shea

         Any Party may change its address for notice at any time and from time to time, but only after ten (10) days' advance written notice to the other Parties. A Party's address for notice shall be the most recent such address furnished in writing by such Party to the other Parties. Actual notice, however and from whomever given or received, shall always be effective when received.

         14. Offset Rights. Purchaser shall have the right to offset amounts owed to Purchaser under the Purchase Agreement, including, without limitation, any and all Indemnified Amounts finally determined by litigation, arbitration or settlement under Section 10.3 of the Purchase Agreement to be owed to Purchaser, against any amounts due under this Agreement. Reference is hereby made to the escrow provisions in Section 10.7 of the Purchase Agreement, the terms and conditions of which are incorporated herein by this reference.

                                Page 6 of 7 Pages

         IN WITNESS WHEREOF, this Agreement is executed effective as of the date first set forth above.

                                   PURCHASER:

                                    SYNAGRO TECHNOLOGIES, INC.

                                    By:_______________________________________
                                             Mark A. Rome
                                             Executive Vice President


                                    COMPOST:

                                    COMPOST AMERICA HOLDING
                                    COMPANY, INC.

                                    By:_______________________________________
                                             Christopher J. Daggett
                                             Office of the President



                                    By:_______________________________________
                                             Marvin H. Roseman
                                             Office of the President



                                    By:_______________________________________
                                             Richard L. Franks,
                                             Assistant Secretary



                                Page 7 of 7 Pages

                                                                       EXHIBIT 4




                        COVENANT NOT TO COMPETE AGREEMENT
                      Compost America Holding Company, Inc.


         This Covenant Not to Compete Agreement dated _______________, 2000 (this "Agreement"), is by and between Synagro Technologies, Inc., a Delaware corporation ("Purchaser"), and Compost America Holding Company, Inc., a New Jersey corporation ("Compost").

         WHEREAS, Purchaser has entered into a Stock Purchase Agreement with Compost to purchase all the outstanding capital stock of Environmental Protection & Improvement Company, Inc., a New Jersey corporation (the "Company"), dated March 31, 2000 (the "Stock Purchase Agreement"); and

         WHEREAS, Purchaser wishes to secure from Compost its Agreement Not to Compete with Purchaser and its agreement to assure the confidentiality of certain information relating to the Company in order that Purchaser can successfully operate the business acquired pursuant to the Stock Purchase Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and the promises contained herein and in the Stock Purchase Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Acknowledgments and Agreements by Compost. Compost hereby acknowledges and agrees that:

            (a) The Purchaser would not have entered into the Stock Purchase Agreement if Compost had not executed and delivered this Agreement to the Purchaser; and

            (b) Compost, as the sole shareholder of the Company, has had access to information that is confidential to the Company and thus to the Purchaser, that constitutes a valuable, special and unique asset of the Purchaser, and with respect to which the Purchaser is entitled to the protections afforded by this Agreement and to the remedies for enforcement of this Agreement provided by law or in equity (including, without limitation, those remedies the availability of which may be within the discretion of the court or arbitrator that presides over any action for enforcement of this Agreement).

         2. Consideration. Compost's obligations under this Agreement are in consideration for the purchase price set forth in the Stock Purchase Agreement.

         3. Non-Competition Covenant.

            (a) For a period of four (4) years beginning on the date hereof (the "Covenant Period"), Compost agrees that it will not, directly or indirectly, acting alone or as a member of a partnership, as a holder or owner of any security, as an employee, agent, advisor, consultant, representative, or in any other capacity:

                (i) within southeastern New York (New York City and the counties of Nassau, Suffolk, Westchester, Rockland, Orange and Putnam), northern New Jersey (the counties of Monmouth, Mercer, Middlesex, Hunterdon, Somerset, Union, Warren, Morris, Essex, Hudson, Sussex, Passaic and Bergen) and southwestern Connecticut (the counties of Litchfield, Fairfield and New Haven) (collectively, the "Restricted Area") carry on or be engaged or otherwise take part in the Transportation Business (as defined below). Notwithstanding this provision, Purchaser and the Company acknowledge that Compost is or may become an owner of up to 100% of an intermodal barge-to-rail development company, American Marine Rail ("AMR"), that currently is competing for barge-to-rail municipal solid waste transportation and disposal contracts in the Restricted Area, and agree that such competition shall not be deemed to violate this Agreement;

                (ii) solicit, contact or enter into any agreement or contract with any current employee or current customer (with respect to the Company's Biosolids Business within the Restricted Area) of the Company which results in activities that are competitive with the Company's Biosolids Business (as defined below); or

                (iii) request that any current employee or current customer of the Company curtail or cancel its business or refrain from doing business with Purchaser or the Company or any Affiliate of the Purchaser or the Company in the Biosolids Business or the Transportation Business in the Restricted Area.

            (b) For a period of two (2) years beginning on the date hereof, Compost agrees that it will not, directly or indirectly, acting alone or as a member of a partnership, as a holder or owner of any security, as an employee, agent, advisor, consultant, representative or in any other capacity hire, or solicit the employment, or cause or attempt to cause to leave the employment of the Company, any person who is currently employed by the Company.

            (c) The provisions of 3(a) above notwithstanding, Compost may engage in the Biosolids Business in the Restricted Area if (i) such engagement is incidental to the establishment or operation of an in-vessel or outdoor composting facility wherein municipal sludge, municipal solid waste and/or agricultural or other biosolids are treated and converted into a usable compost product and (ii) the volume of municipal sludge used in such Biosolids Business does not exceed an average of 500 wet tons for each day that Compost accepts municipal sludge.

            (d) Without limiting the generality of the provisions of this
         Section 3, Compost shall be deemed to be engaged in the Biosolids Business or the Transportation Business if it (whether alone or in association with one or more other persons) is an owner, proprietor, partner, stockholder, independent contractor, or joint venturer of, or a consultant or lender to, or an investor in any manner in, any person who or which is directly or indirectly engaged in such business. Notwithstanding the foregoing provisions of this Section 3, Compost may own, solely as an investment, securities of entities in the Biosolids Business or the Transportation Business if Compost (i) is not an Affiliate of the issuer of such securities and (ii) does not, directly or indirectly, beneficially own more than 5% of the class of which such securities are a part.

            (e) Compost acknowledges and agrees that the limitations imposed by this non-competition covenant as to time, geographical area, and scope of activity being restrained are reasonable and do not impose a greater restraint than is necessary to protect the goodwill or other business interest of the Purchaser.

            (f) "Affiliate" means, with respect to a specified person, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the person specified. For purposes of this definition, "control" (including "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. None of Wasteco and its affiliates shall be deemed an affiliate of Longo or his affiliates. None of Longo and his affiliates shall be deemed an affiliate of Wasteco or its affiliates. The term "Affiliate" as used with respect to Wasteco shall include only the Private Investment Division (and no other part) of Wafra Investment Advisory Group, Inc. and persons or entities controlled by that Division. The term Wasteco shall include Wafra Acquisition Fund 7, L.P. and persons or entities controlled by that entity.

            (g) "Biosolids Business" means the management of biosolids, limited to the collection, rail transportation, land application and/or landfilling of municipal sludge, agricultural and other biosolids.

            (h) "Transportation Business" means transporting biosolids, incinerator ash and/or soils by intermodel rail hauling for landfilling or for land application or beneficial reuse.

         4. Confidential Information. During the Covenant Period and thereafter, Compost shall hold in strict confidence, and shall not disclose to any person (other than officers, directors, employees, agents and consultants of the Purchaser) any confidential information of the Purchaser, its Affiliates or the Company. For purposes of this Section 4, the term "confidential information" shall include, without limitation, trade secrets, client and customer lists, client or consultant contracts and the details thereof, pricing policies, operational methods, marketing plans or strategies, business acquisition and expansion plans, personnel acquisition plans and all other information pertaining to the business of the Purchaser, its Affiliates or the Company, whether previously existing or pursuant to operation of the businesses purchased pursuant to the Stock Purchase Agreement, that is not publicly available. Compost shall not use such confidential information except for the sole benefit of the Purchaser and to consummate the transactions contemplated by the Stock Purchase Agreement.

         5. Remedies. Purchaser and Compost hereby agree that if Compost violates or threatens to violate any of the provisions of this Agreement, it would be difficult to determine the entire cost, damage or injury which the Purchaser would sustain. Notwithstanding the above, Compost acknowledges that if it violates or threatens to violate any of the provisions of this Agreement, the Purchaser may have no adequate remedy at law. In that event, the Purchaser shall have the right, in addition to any other rights that may be available to it, to obtain in any court of competent jurisdiction injunctive relief to restrain any violation or threatened violation by Compost of any provision of this Agreement or to compel specific performance by Compost of one or more of its obligations under this Agreement (any requirement for the posting of a bond for such injunction is hereby expressly waived). The seeking or obtaining by the Purchaser of such injunctive relief shall not foreclose or in any way limit the right of the Purchaser to obtain a money judgment against Compost for any damage to the Purchaser that may result from any breach by Compost of any provision of this Agreement.

         6. Reformation of Covenants. Compost acknowledges that the covenants contained in Sections 3 and 4 are reasonable in geographical and temporal scope and in all other respects. If any court determines that any of such covenants, or any part thereof, are unenforceable, then (a) the remainder of such covenants shall not be affected by such determination and (b) those of such covenants that are determined to be unenforceable because of the duration or scope thereof shall be reformed by the court to reduce their duration or scope so as to render the same enforceable against Compost.

         7. Miscellaneous.

            (a) Severability. The unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

            (b) Waivers. No delay or omission by the Purchaser in exercising any right of the Purchaser under this Agreement shall operate as a waiver of that or any other right. A waiver by the Purchaser on any one occasion of any particular right shall be effective only in that particular instance and shall not be construed as a waiver of that or any other right on any other occasion.

            (c) Amendment of this Agreement. This Agreement may be amended only by an amendment hereto in writing that is executed by the Purchaser and Compost.

            (d) Headings for Convenience Only. The headings contained in this Agreement are intended solely for the convenience of the parties to this Agreement and shall not affect their rights.

            (e) Notices. All notices and other communications required or permitted to be delivered pursuant to any provision of this Agreement shall be in writing and addressed as follows:

                (i) If to the Purchaser:

                            Synagro Technologies, Inc.
                            1800 Bering Drive, Suite 1000
                            Houston, Texas 77057
                            Attention: Mr. Alvin L. Thomas II
                            Telecopy No.:  713/369-1760

                With copies (which shall not constitute notice) to:

                            Locke Liddell & Sapp LLP
                            3400 Chase Tower
                            600 Travis St.
                            Houston, Texas 77002
                            Attention:  Mr. Michael T. Peters
                            Telecopy No.: 713/223-3717

                (ii) If to Compost, to:

                            Compost America Holding Company, Inc.
                            One Gateway Center, 25th Floor
                            Newark, New Jersey 07102
                            Attention: Office of the President
                            Telecopy:  973/297-5454
                with a copy (which shall not constitute notice) to:

                            Greenberg Traurig
                            2050 One Commerce Square
                            2005  Market Street
                            Philadelphia, Pennsylvania 19103
                            Attention: Theodore W. Mason, Esq.
                            Telecopy:  215/988-7801

The address of either party set forth above may be changed by such party by delivering notice of such change to the other party to this Agreement. Any notice mailed shall be deemed to have been given and received on the third business day following the day of deposit in the United States mail.

            (f) Assignments. The rights and obligations of the parties under this Agreement may not be assigned without the consent of the parties hereto; provided, however, that in the event of any reorganization or restructuring of the Purchaser in which the business of the Purchaser or the Company is transferred to an Affiliate, this Agreement and the rights and obligations of the Purchaser hereunder shall automatically be assigned to such Affiliate, and the rights and obligations of Compost hereunder shall continue in effect.

            (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas (regardless of the laws that might otherwise govern under applicable Texas principles of conflicts of law) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies.

            (h) Legal Fees. Should Purchaser seek to enforce this Agreement by court action and fail to obtain a decree or judgment in its favor, Purchaser shall pay to Compost all of Compost's reasonable costs of defense, including reasonable counsel fees.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                              SYNAGRO TECHNOLOGIES, INC.



                              By:_______________________________________________
                                 Mark A. Rome, Executive Vice President


                              COMPOST AMERICA HOLDING COMPANY, INC.



                              By:_______________________________________________
                                 Christopher J. Daggett, Office of the President


                              By:_______________________________________________
                                 Marvin H. Roseman, Office of the President


                              By:_______________________________________________
                                 Richard L. Franks, Assistant Secretary

                                                                       EXHIBIT 5


                                SHARING AGREEMENT


                  AGREEMENT dated March 31, 2000 between Compost America Holding Company, Inc. ("CAHC"), Wasteco Ventures Limited ("Wasteco") and Robert J. Longo ("Longo").

                  WHEREAS, Wasteco and Longo are holders and owners of all of the Class A Preferred ("A Preferred") and Class C Preferred ("C Preferred") Stock of CAHC, being a total of 130,000 shares of A Preferred and 70,000 shares of C Preferred held by Wasteco and 39,000 shares of A Preferred and 21,000 shares of C Preferred held by Longo; and

                  WHEREAS, the provisions of the certificate of Incorporation of CAHC relating to such Class A Preferred and C Preferred Stock provide to Wasteco and Longo an option (the "Exchange Option") to exchange the CAHC "Surrender Shares", hereinafter defined, for all of the issued and outstanding shares (the "Exchange Shares") of Environmental Protection & Improvement Company Inc. ("EPIC") in defined circumstances. The CAHC Surrender Shares are all of the A Preferred and C Preferred of CAHC acquired by Wasteco and Longo by purchase on or about November, 1997 as well as (i) 14,937,791 common shares of CAHC acquired by them at that time (11,490,609 shares held by Wasteco and 3,447,182 shares held by Longo) (ii) 783,842 common shares acquired in a special distribution to them in April, 1998 (602,955 shares held by Wasteco and 180,887 shares held by Longo) being a total of 12,093,564 common shares held by Wasteco and 3,628,069 common shares held by Longo, but excluding any common shares acquired or to be acquired by them as dividends on A Preferred and C Preferred; and

                  WHEREAS, CAHC has experienced financial difficulties; and

                  WHEREAS, CAHC acknowledges that Wasteco and Longo currently have rights to exercise the Exchange Option subject, however, to the provisions of New Jersey law referred to below; and

                  WHEREAS, Wasteco and Longo initially indicated to CAHC their intent to exercise the Exchange Option; and

                  WHEREAS, after extended discussions and study, CAHC and Wasteco and Longo thereafter concluded that CAHC might be unable to operate its business were the Exchange Option to be exercised and honored; and

                  WHEREAS, CAHC, Wasteco and Longo, recognize the need to effect a compromise that avoids impairing the operations of CAHC; and

                  WHEREAS, CAHC, with the consent of Wasteco and Longo, has been exploring a sale of all the stock of EPIC to deal with its financial difficulties; and

                  WHEREAS, CAHC is now engaged in negotiations to sell all of the stock of EPIC (the "Shares") to Synagro Technologies, Inc. (the "Sale") pursuant to a stock purchase agreement ("SPA") and wishes to effect the Sale; and

                  WHEREAS, the consummation of the Sale of the Shares of EPIC and related simultaneous transactions is referred to hereinafter as the "Closing"; and

                  WHEREAS, because of the existence of the Exchange Option, CAHC is unable to effect the Sale without the agreement of Wasteco and Longo; and

                  WHEREAS, CAHC has considered making a significant distribution to Wasteco and Longo to recognize their rights, subject only to the limitations of New Jersey law relating to distributions with respect to stock; and

                  WHEREAS, CAHC, Wasteco and Longo estimate that the Exchange Option, were CAHC able to fulfill its obligations under it, would be valued at $30-35 million less the current value of CAHC stock purchased by them (and to be surrendered upon exercise of the option) for $26 million, the value of which stock is now severely depressed; and

                  WHEREAS, Wasteco and Longo recognize that, even if legally proper, under the current circumstances, such a distribution might be detrimental to the short term goals of Compost and its shareholders and creditors; and

                  WHEREAS, Wasteco and Longo are prepared to retain their CAHC stock and forego appropriate compensation for the loss of the Exchange Option, provided that CAHC is agreeable to the terms and conditions of this Agreement; and

                  WHEREAS, the parties desire to record their agreement with respect to the waiver of the Exchange Option and related matters;

                  WHEREAS, Wafra Acquisition Fund 7 L.P. signs this agreement as beneficial owner of shares standing in the name of Wasteco solely to confirm that it has no objection to Wasteco's action in entering into this Agreement.

                  NOW THEREFORE, the parties hereto agree as follows:

1. Effective upon Closing and completion of all transactions contemplated hereunder to take place at the Closing, Wasteco and Longo hereby waive irrevocably and forever any right to the Exchange Option but only in order to facilitate a sale of all of the Shares of EPIC to Synagro on or before May 31, 2000 for a sale price of (1) not less than $37.5 million in cash payable at Closing (subject to certain closing adjustments relating to working capital) and (2) an Earn-Out Agreement ("EOA") providing for payments of up to $6.2 million plus any applicable interest for late payments.

2. All Note obligations payable to Wasteco and Longo (including interest to the date of payment) arising out of loans to EPIC and CAHC as shown on Schedule A hereto shall be paid by CAHC in cash at Closing.

3. Reasonable legal fees and expenses of Wasteco and Longo (but not in the aggregate in excess of $1 million) in connection with the study of the alternatives available to CAHC and negotiations with all parties to the Closing (including but not limited to Lionhart, Aryeh, Synagro and those parties who have negotiated for settlements with CAHC during the period January 1, 1999 to the Closing) shall be paid by CAHC in cash at the Closing.

4. (a) At Closing CAHC shall grant to a designee of Wasteco and Longo (the "Designee") a first lien security interest including proceeds in (i) the EOA and (ii) all of its membership interests in American Marine Rail LLC ("AMR") as well as all rights it has under AMR's limited liability company agreement and the AMR Investment Agreement dated as of August 31, 1997, as amended, including the rights to purchase additional interests in AMR from AW Compost and in all additional interests purchased. The lien granted under (i) shall be limited to $6.2 million plus interest received for late payment, and the lien granted under (ii) shall be limited to $3 million.

    (b) In order to provide such first lien interests, CAHC shall fully exercise its options to purchase all membership interests in AMR as soon as available to it from proceeds from the EPIC sale transaction. Each such security interest shall secure the obligations described in this paragraph 4.

    (c) CAHC will make commercially reasonable efforts to sell, dispose or otherwise monetize all of its rights in AMR within 36 months after Closing. Upon any such sale or disposition, the net proceeds (but not more than the maximum amount of the lien as described above) shall be held in a separate account subject to the applicable security interest. Upon any collection of funds under the EOA such funds shall also be held in a separate account subject to the applicable security interest. CAHC agrees to hold the EOA to May 15, 2003 or to that time that any Disputed Amounts (as defined in the EOA) under the EOA are resolved. At each time when (1) cash or cash equivalents are held in either of the separate accounts exceeding $1 million or (2) all of the property originally held in either of the separate accounts is sold, CAHC shall (i) redeem Class A preferred Stock in the amount contained in the applicable account but not in the aggregate more than $3 million as to proceeds arising as to the AMR interests and (ii) redeem Class C preferred Stock in the amount contained in the applicable account but not more than $6.2 million plus interest received for late payment as to proceeds arising as to the EOA. Each security interest shall be terminated whenever the maximum redemption described above arising therefrom is achieved. Any redemption otherwise required hereunder that is not permissible under applicable law shall be deferred to the extent required to make such redemption hereunder when effective fully permissible under applicable law. At Closing the Certificate of Incorporation provisions governing the Class A and Class C preferred stock shall be amended to provide for the redemption obligations described herein.

    (d) CAHC shall provide prompt notice to the Designee of (i) any adjustment of the EOA Amount (as defined in the EOA) (ii) receipt of any property in any such separate account and (iii) any sale, disposition or other transaction involving the property subject to the security interests.

5. (a) CAHC shall defend title to the security at its sole expense (including the defense against any reduction in the EOA unless Wasteco and Longo agree that such defense is inappropriate). If CAHC shall fail to fulfill such defense obligation the Designee may do so and shall be entitled to utilize any amount held in any of the security accounts in the reasonable exercise of its rights to defend.

    (b) In view of the obligations under paragraph 4, CAHC's ability to pay preferred dividends other than in common stock is reduced. Accordingly, the certificate of incorporation provisions governing the Class A and Class C preferred shall be amended to provide that both Class A and Class C preferred stock may pay dividends currently in common stock effective November 1, 1999 at the current formula price specified in the Class A Preferred Stock Certificate of Designation.

6. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including telex and facsimile communication) and shall be personally delivered or sent by certified mail, postage prepaid, or overnight courier or facsimile, to the intended party at the address or facsimile number of such party set forth below or at such other address or facsimile number as shall be designated by such party in a written notice to the other parties hereto. All such notices and communications shall be effective (a) if personally delivered, when received, (b) if sent by certified mail, four Business Days after having been deposited in the mail, postage prepaid, (c) if sent by overnight courier, two Business Days after having been given to such courier, unless sooner received by the addressee and (d) if transmitted by facsimile, when sent, upon receipt confirmed by telephone or electronic means. Notices and communications sent hereunder on a day that is not a Business Day shall be deemed to have been sent on the following Business Day.

                  If to Longo:

                               Robert J. Longo
                               71 Roxiticus Road
                               Mendham, New Jersey

                           with a copy to:

                               Okin Hollander & DeLuca LLP
                               One Parker Place
                               Fort Lee, New Jersey  07024

                  If to Wasteco:

                               Wasteco Ventures Limited
                               Citco Building
                               Wickhams Cay
                               P.O. Box 662
                               Road Town
                               Tortola, B.V.I.

                           with a copy to:

                               c/o Wafra Partners
                               345 Park Avenue, 41st Fl.
                               New York, New York  10154
                               Attn.: John T. Shea

                  If to CAHC:

                               Compost America Holding Company, Inc.
                               One Gateway Center, 25th Floor
                               Newark, New Jersey  07102
                               Attention: Office of the President c/o Chris
                                          Daggett

                           with a copy to:

                               Greenberg Traurig
                               2050 One Commerce Square
                               2005 Market Street
                               Philadelphia, Pennsylvania  19103
                               Attention:  Ted Mason

7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. It sets forth the entire agreement with respect to the matters described here. Neither party may assign the obligations or benefits of this Agreement without the consent of the others except as specifically permitted herein and shall bind successors by operation of law.

8. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of a signature page to this Agreement (whether by fax or manually executed) shall be effective as if it were delivery of a manually executed counterpart of this Agreement.

9. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

    (b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

10. Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement in the negotiation, administration, performance or enforcement thereof.

                  IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

                                   COMPOST AMERICA HOLDING COMPANY INC.




                                   By _________________________________________



                                   WASTECO VENTURES LIMITED




                                   By: ________________________________________
                                      Name:
                                     Title:



                                   WAFRA ACQUISITION FUND 7, L.P.

                                   By: WAFRA PARTNERS, L.P., its general partner

                                   By: WAFRA PARTNERS, INC., in its capacity as
                                       general partner of Wafra Partners, L.P.




                                   By: _______________________________________
                                      Name:
                                     Title:



                                       --------------------------------------
                                       Robert J. Longo






Additional Signatories for COMPOST AMERICA HOLDING COMPANY, INC.



OFFICE OF THE PRESIDENT



By:______________________
   Christopher J. Daggett



By:______________________
   Marvin H. Roseman

Wasteco/Longo Notes Worksheet

Interest (per annum)         10%

                                       Accrued Interest    Principal + Interest
             Date       Principal       at 4/15/00            at 4/15/00
             ----       ---------       ----------            ----------
Wasteco     5/4/99      1,250,000         118,101             $1,368,101

Longo       5/4/99        360,000          34,013                394,013

Wasteco    12/9/99        250,000           8,480                258,480

          12/29/99        130,000           3,700                133,700

           1/20/00        200,000           4,552                204,552

            2/4/00        150,000           2,846                152,846
                                                              ----------

                                                              $2,511,692
                                                              ==========

                                                                       EXHIBIT-6



================================================================================


                     RESTRUCTURING AND SETTLEMENT AGREEMENT

                                  by and among

                     Compost America Holding Company, Inc.,

                  Miami Recycling and Composting Company, Inc.

                                       and

                  Bedminster Seacor Services Miami Corporation

                                       and

                    Lionhart Global Appreciation Fund, Ltd.,

                           Lionhart Investments, Ltd.

                                       and

                        Global EarthFund Partners, L.L.C.



                              Date: March 29, 2000




================================================================================

                                TABLE OF CONTENTS




                                                                            Page
                                                                            ----

ARTICLE I ESCROW, ESCROW AGENT AND ESCROW DOCUMENTS............................4

   SECTION 1.1.  Escrow Agent..................................................4
   SECTION 1.2.  Escrow Documents-Delivery.....................................4
   SECTION 1.3.  Escrow Documents - Enforceability.............................5

ARTICLE II RESTRUCTURING.......................................................5

   SECTION 2.1.  EPIC/Synagro-Conditional Waiver/Release.......................5
   SECTION 2.2.  Restructuring Conditions......................................5
   SECTION 2.3.  Release from Escrow...........................................6
   SECTION 2.4.  Post Satisfaction-Restructuring Conditions....................7

ARTICLE III FORBEARANCE, RELEASE AND EXTENSION.................................8

   SECTION 3.1.  Forbearance...................................................8
   SECTION 3.2.  Extension.....................................................9
   SECTION 3.3.  Release.......................................................9
   SECTION 3.4.  No Litigation................................................11

ARTICLE IV REPRESENTATIONS, WARRANTIES AND SUPPLEMENTAL CONDITIONS............11

   SECTION 4.1.  Representations and Warranties of the Compost Entities.......11
   SECTION 4.2.  Conditions Precedent.........................................15

ARTICLE V MISCELLANEOUS.......................................................15

   SECTION 5.1.  Notices......................................................15
   SECTION 5.2.  Severability.................................................17
   SECTION 5.3.  Applicable Law, Jurisdiction and Venue.......................17
   SECTION 5.4.  Captions/Headings............................................17
   SECTION 5.5.  Binding Obligations..........................................17
   SECTION 5.6.  Jury Waiver..................................................18
   SECTION 5.7.  Counterparts/Facsimile.......................................18
   SECTION 5.8.  Written Instrument Requirement...............................18
   SECTION 5.9.  Assignment...................................................18
   SECTION 5.10. Rights and Obligations of Escrow Agent.......................18



                                       (i)

EXHIBITS

EXHIBIT A - PUT OPTION AGREEMENT...........................................B-1

EXHIBIT B - 2000 MRCC STOCK PLEDGE AGREEMENT...............................D-1

EXHIBIT C - 2000BEDMINSTER STOCK PLEDGE AGREEMENT..........................E-1

EXHIBIT D - 2000PLEDGE AND SECURITY AGREEMENT..............................F-1

EXHIBIT E -  CASH collateral account agreement.............................G-1

EXHIBIT F - 2000 CAHC STOCK PLEDGE AGREEMENT...............................G-1

EXHIBIT G - 2000 MORTGAGE RELEASE..........................................H-1

EXHIBIT H - MUTUAL RELEASE.................................................I-1

EXHIBIT I - OPINION OF COUNSEL.............................................K-1

SCHEDULES

SCHEDULE 4.1(E) - EXCEPTIONS TO section 4.1(e)........................4.1(E)-1

SCHEDULE 4.1(F) - EXCEPTIONS TO section 4.1(f)........................4.1(F)-1





                                      (ii)

                     RESTRUCTURING AND SETTLEMENT AGREEMENT
                                 March 29, 2000


         THIS RESTRUCTURING AND SETTLEMENT AGREEMENT ("Agreement") is made and entered into effectively as of March 29, 2000 ("Effective Date"), by and among COMPOST AMERICA HOLDING COMPANY, INC. ("CAHC"), MIAMI RECYCLING AND COMPOSTING COMPANY, INC. ("MRCC") and BEDMINSTER SEACOR SERVICES MIAMI CORPORATION ("Bedminster"; CAHC, MRCC and Bedminster are referred to collectively at times in this Agreement as the "Compost Entities"); and, LIONHART GLOBAL APPRECIATION FUND, LTD. ("Lionhart" or "LGAF") individually and as agent for the Lionhart Entities (as defined below), LIONHART INVESTMENTS, LTD. ("LHI") and GLOBAL EARTHFUND PARTNERS, L.L.C. ("GEP"; LGAF, LHI and GEP are referred to collectively at times in this Agreement as the "Lionhart Entities").

                                    RECITALS:

         A. The Compost Entities and the Lionhart Entities previously entered into a Credit, Capitalization and Financing Agreement dated October 30, 1998 ("1998 Agreement"), whereby, among other terms, the Lionhart Entities made a loan of $10,500,000 to the Compost Entities, bearing interest at a non-default rate of 10.5% per annum and maturing no later than October 1, 2000 ("1998 Loan"). The 1998 Loan is further evidenced by a Mortgage Note, dated October 30, 1998, in the principal amount of $10,500,000, constituting a joint and several obligation of each of the Compost Entities ("1998 Note"), and such 1998 Note is further guaranteed by CAHC and MRCC pursuant to a Guaranty Agreement, dated October 30, 1998, executed and delivered to the Lionhart Entities ("1998 Guaranty").

         B. The proceeds of the 1998 Loan were applied by the Compost Entities to refinance a previously existing mortgage, in favor of Rinker Materials Corporation, on an approximately 37.85 acre site owned by MRCC in Miami-Dade County, Florida ("Dade County Site"), to pay working capital for the Compost Entities, to purchase and redeem certain CAHC common stock owned by the Lionhart Entities (a portion of which had been converted from CAHC debentures held by LGAF) and to pay financing fees and expenses.

         C. The 1998 Loan is secured by (i) a Senior Mortgage, Security Agreement, Fixture Filing and Assignment of Rents, dated October 30, 1998 ("1998 Mortgage"), from MRCC, as mortgagor, to the Lionhart Entities, as mortgagee, granting a first mortgage lien on the Dade County Site; (ii) a Pledge and Security Agreement, dated October 30, 1998, from the Compost Entities to the Lionhart Entities as secured parties ("1998 Pledge and Security Agreement"), pledging, assigning and granting a security interest in certain personalty owned respectively by each of the Compost Entities; (iii) a Common Stock Pledge Agreement, dated October 30, 1998 ("1998 MRCC Stock Pledge Agreement"), whereby CAHC, as owner of 80.1% of the outstanding capital stock of MRCC, pledged and delivered to the Lionhart Entities, as pledgee, all of its shares of MRCC stock ("Controlling MRCC Shares") and purported to arrange for a similar pledge of the remaining 19.9% of MRCC stock owned by Thomas Andres Mestre ("Minority MRCC Shares"); (iv) a Common Stock Pledge Agreement, dated October 30, 1998 ("1998 Bedminster Stock Pledge Agreement"), whereby MRCC, as owner of 100% of the capital stock of Bedminster, pledged and delivered to the Lionhart Entities, as pledgee, all of its Bedminster stock ("Bedminster Shares"); and, (v) a Common Stock Pledge Agreement, dated October 30, 1998 ("1998 CAHC Stock Pledge Agreement"), whereby CAHC pledged and delivered to the Lionhart Entities, as pledgee, 600,000 shares of CAHC common stock ("CAHC Pledged Shares").

         D. As additional consideration for making the 1998 Loan and consummating the other transactions contemplated under the 1998 Agreement, LGAF received (i) six (6) warrants ("Warrants") to purchase in the aggregate 1.5 million shares of CAHC common stock at the times and prices specified in Article VIII of the 1998 Agreement and in the Warrants, (ii) a put option ("Put Option No. 1") with respect to 400,000 shares of CAHC Series B convertible preferred stock owned by LGAF ("Series B Preferred Shares"), before or after such Series B Preferred Shares are converted on a one for one basis to CAHC common shares ("Conversion Common Shares"), Put Option No. 1 to be exercisable by LGAF and paid by CAHC at a price of US $3.10 per share, pursuant to the terms and subject to the conditions set forth in Article IX of the 1998 Agreement, and (iii) an additional put option ("Put Option No. 2"), with respect to 553,386 CAHC common shares owned by LGAF immediately following the closing of the 1998 Loan ("Excess Common Shares," as defined in Section 10.1 of the 1998 Agreement), Put Option No. 2 to be exercisable by LGAF at the time and paid by CAHC at a price of US $3.20 per share, pursuant to the terms and subject to the conditions set forth in Article X of the 1998 Agreement.

         E. As further required by the 1998 Agreement, CAHC entered into a Registration Rights Agreement, dated October 1998, with LGAF ("1998 Registration Rights Agreement"), granting to LGAF certain registration rights with respect to certain CAHC Restricted Securities (as defined in the 1998 Registration Rights Agreement); and, by virtue of a Director Appointment Agreement, dated October 30, 1998 ("1998 Director Appointment Agreement"), LGAF was granted the right to designate, and did in fact designate in November, 1998, an individual to serve as a member of CAHC's board of directors; however, as of and prior to the Effective Date of this Agreement, the individual initially so designated by LGAF resigned as a director of CAHC and no successor has been designated or appointed by LGAF under the Director Appointment Agreement, or otherwise.

         F. The Compost Entities, on and prior to the Effective Date, are or may be in default under the 1998 Agreement, the 1998 Note, the 1998 Mortgage, the 1998 Pledge and Security Agreement, the 1998 MRCC Stock Pledge Agreement, the 1998 Bedminster Stock Pledge Agreement and/or the 1998 CAHC Stock Pledge Agreement, and/or any other agreements, documents or instruments that respectively relate thereto or arise therefrom (the 1998 Note, the 1998 Mortgage, the 1998 Pledge and Security Agreement, the 1998 MRCC Stock Pledge Agreement, the 1998 Bedminster Stock Pledge Agreement and/or the 1998 CAHC Stock Pledge Agreement, including all other such agreements, documents and instruments that relate to or arise from the 1998 Agreement, including, without limitation, the 1998 Guaranty, are referred to at times collectively as the "1998 Documents"), by or because of one or more actual, potential or alleged act(s) or omission(s) by one or more of the Compost Entities, on and prior to the Effective Date, that violate or may violate one or more of the Compost Entities' undertakings under the 1998 Agreement and/or the 1998 Documents ("Potential Defaults"). Because of the Potential Defaults under the 1998 Agreement and/or the 1998 Documents, the Lionhart Entities are entitled, under and pursuant to the 1998 Agreement and/or the 1998 Documents, to exercise their respective and applicable rights and remedies under the 1998 Documents, including (without limitation) the right to accelerate Indebtedness and Obligations (as those terms are defined under the 1998 Agreement) and/or to assume possession, recover and/or sell collateral as described under the 1998 Documents. The Compost Entities have requested that the Lionhart Entities forbear in the exercise of their respective rights and remedies under the 1998 Agreement and the 1998 Documents and/or waive or enable the Compost Entities to cure the Potential Defaults.

         G. CAHC has disclosed to the Lionhart Entities that CAHC and Synagro Technologies, Inc. ("Synagro") have negotiated, and propose and intend to consummate, execute and deliver, on or about March 29, 2000, a Stock Purchase Agreement ("Stock Purchase Agreement"), whereby, upon satisfaction of certain conditions stated therein, CAHC would sell to Synagro all of the outstanding shares of capital stock of Environmental Protection & Improvement Company, Inc. ("EPIC"), which is a direct wholly-owned subsidiary of CAHC. Pursuant to the 1998 Agreement, and as a precondition to the closing by CAHC of the transactions contemplated under the Stock Purchase Agreement, CAHC must first procure the advance written consent (or waiver thereof) by the Lionhart Entities. Accordingly, the Compost Entities have requested that the Lionhart Entities either consent to and approve (or waive the right to consent to and approve) the closing of the transactions contemplated under the Stock Purchase Agreement.

         H. Because of the (i) the Potential Defaults, and the request by the Compost Entities to the Lionhart Entities that the Lionhart Entities forbear in the exercise of their respective default rights and remedies under the 1998 Agreement and/or the 1998 Documents and/or waive or enable the Compost Entities to cure the Potential Defaults, and (ii) the Stock Purchase Agreement, and the request by the Compost Entities to the Lionhart Entities that the Lionhart Entities either consent to and approve (or waive the right to consent to and approve) the closing of the transactions contemplated under the Stock Purchase Agreement, and pursuant to the terms and subject to the conditions set forth in this Agreement, (x) the Compost Entities and the Lionhart Entities hereby wish to restructure some of the financing arrangements and concomitant security provided by the 1998 Agreement and the other 1998 Documents, (y) the Compost Entities and the Lionhart Entities hereby wish to settle and compromise certain claims or potential claims that relate to or arise from the 1998 Agreement and the other 1998 Documents, and (z) the Compost Entities are desirous of inducing the Lionhart Entities to consent to and approve (or waive the right to consent to and approve) the closing of the transactions contemplated under the Stock Purchase Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Compost Entities and the Lionhart Entities hereby agree as follows:

                                    ARTICLE I
                    ESCROW, ESCROW AGENT AND ESCROW DOCUMENTS

         SECTION 1.1. Escrow Agent. The Compost Entities and the Lionhart Entities hereby appoint Wilmington Trust Company, as escrow agent ("Escrow Agent"). The Escrow Agent, for the purposes and under the terms and conditions more fully set forth herein, hereby accepts such appointment as Escrow Agent on the terms and conditions set forth herein.

         SECTION 1.2. Escrow Documents-Delivery. The Compost Entities and the Lionhart Entities hereby agree, promise and covenant that the Put Option Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 CAHC Stock Pledge Agreement, the 2000 Pledge and Security Agreement, the Cash Collateral Account Agreement, the 2000 Mortgage Release and the Mutual Release (all as defined under Section 1.2 of this Agreement, and collectively referred to sometimes in this Agreement as the "Escrow Documents"), shall be executed and delivered, as follows:

                  (a) Put Option Agreement. The Compost Entities and the Lionhart Entities shall execute and deliver to the Escrow Agent, on the Effective Date and upon execution and delivery of this Agreement, a put option agreement ("Put Option Agreement"), in substantially the form as attached hereto as Exhibit "A."

                  (b) 2000 MRCC Stock Pledge Agreement. CAHC and the Lionhart Entities shall execute and deliver to the Escrow Agent, on the Effective Date and upon execution and delivery of this Agreement, an amended and restated 1998 MRCC Stock Pledge Agreement ("2000 MRCC Stock Pledge Agreement"), in substantially the form as attached hereto as Exhibit "B."

                  (c) 2000 Bedminster Stock Pledge Agreement. MRCC and the Lionhart Entities shall execute and deliver to the Escrow Agent, on the Effective Date and upon execution and delivery of this Agreement, an amended and restated 1998 Bedminster Stock Pledge Agreement ("2000 Bedminster Stock Pledge Agreement"), in substantially the form as attached hereto as Exhibit "C."

                  (d) 2000 Pledge and Security Agreement. The Compost Entities and the Lionhart Entities shall execute and deliver to the Escrow Agent on the Effective Date and upon execution and delivery of this Agreement, an amended and restated 1998 Pledge and Security Agreement ("2000 Pledge and Security Agreement") in substantially the form as attached hereto as Exhibit "D".

                  (e) Cash Collateral Account Agreement. The Compost Entities and the Lionhart Entities shall execute and deliver to the Escrow Agent on the Effective Date and upon execution and delivery of this Agreement, a Cash Collateral Account Agreement ("Cash Collateral Account Agreement") in substantially the form attached hereto as Exhibit E.

                  (f) 2000 CAHC Stock Pledge Agreement. CAHC and the Lionhart Entities shall execute and deliver to the Escrow Agent, on the Effective Date and upon execution and delivery of this Agreement, an amended and restated 1998 CAHC Stock Pledge Agreement ("2000 CAHC Stock Pledge Agreement"), in substantially the form as attached hereto as Exhibit "F."

                  (g) 2000 Mortgage Release. The Lionhart Entities shall execute and deliver to the Escrow Agent, on the Effective Date and upon execution and delivery of this Agreement, a Mortgage Release ("2000 Mortgage Release"), in substantially the form as attached hereto as Exhibit "G."

                  (h) Mutual Release. The Compost Entities and the Lionhart Entities shall execute and deliver to the Escrow Agent, on the Effective Date and upon execution and delivery of this Agreement, a written mutual release ("Mutual Release"), in substantially the form as attached hereto as Exhibit "H."

         SECTION 1.3. Escrow Documents - Enforceability. The Escrow Documents
(1) shall not be effective, shall be null and void and of no force or effect whatsoever and shall not be released from escrow by the Escrow Agent, unless and until the occurrence and satisfaction of all Restructuring Conditions (as defined under Section 2.2 of this Agreement), whereupon all such Escrow Documents shall be valid and enforceable and binding upon the applicable parties thereto, pursuant to and in accordance with their respective terms thereof.

                                   ARTICLE II
                                  RESTRUCTURING

         SECTION 2.1. EPIC/Synagro-Conditional Waiver/Release. The Lionhart Entities hereby waive their rights, under the 1998 Agreement (and any other 1998 Documents), to consent to or approve in advance the consummation, execution or closing by CAHC, EPIC or the other Compost Entities of the transactions as provided for and contemplated under the Stock Purchase Agreement ("Lionhart Waiver/Release").

         SECTION 2.2. Restructuring Conditions. The Escrow Documents shall not be released from escrow and shall be null and void, and of no force and effect, unless and until (i) the Escrow Agent simultaneously releases from escrow and delivers (y) the Settlement Distribution to LGAF, for itself and in its capacity as agent for the Lionhart Entities pursuant to Section 2.3 and (z) the Escrow Documents, to the Compost Entities and to LGAF, for itself and in its capacity as agent for the Lionhart Entities and (ii) all of the following events and conditions have occurred and are satisfied (the conditions under Section 2.2(i) and Section 2.2(ii) are collectively referred to in this Agreement as the "Restructuring Conditions"):

                  (a) The Compost Entities and the Lionhart Entities, as applicable, shall execute and deliver to the Escrow Agent, on the Effective Date, the Put Option Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 CAHC Stock Pledge Agreement, the 2000 Pledge and Security Agreement, the Cash Collateral Account Agreement, the 2000 Mortgage Release and the Mutual Release, as provided and required under Section 1.2(a), (b),
         (c), (d), (e), (f), (g) and (h) of this Agreement; and

                  (b) Synagro and CAHC shall each execute and deliver to one another the Stock Purchase Agreement on or about March 29, 2000, and CAHC (1) shall deliver and hereby agrees, promises and covenants to deliver to the Lionhart Entities, on the date of execution thereof by Synagro and CAHC, a true and complete copy of that definitive and executed Stock Purchase Agreement, as executed by CAHC and Synagro, including all exhibits, schedules and attachments thereto, and (2) shall deliver (and hereby agrees, promises and covenants to deliver) to the Escrow Agent (with a copy thereof to the Lionhart Entities), on the date of execution of the Stock Purchase Agreement, a written notice and certificate which certifies to the Escrow Agent (and upon which the Escrow Agent shall rely) that Synagro and CAHC each executed and delivered the Stock Purchase Agreement on or about March 29, 2000 and the tentative date established thereunder as the Closing Date (as hereinafter defined); and

                  (c) The Closing (as defined under Section 2.1 of the Stock Purchase Agreement) shall occur on or about the Closing Date (as defined under Section 2.1 of the Stock Purchase Agreement), and on the business day immediately following such Closing Date (the "Sale Settlement Date") CAHC agrees, promises and covenants to deliver to and shall deliver to the Escrow Agent (with a copy thereof to LGAF), a written notice and certificate which certifies to the Escrow Agent (and upon which the Escrow Agent shall rely) that such Closing has occurred on or before the Sale Settlement Date (the Closing Date shall be specifically identified in such written notice and certificate); and

                  (d) On or before the Sale Settlement Date, CAHC hereby agrees, promises and covenants to deliver and shall deliver to the Escrow Agent (with a copy thereof to LGAF) a written notice and certificate which certifies to the Escrow Agent (and upon which the Escrow Agent shall rely) that the Stock Purchase Agreement has not been terminated, canceled or rescinded by Synagro and/or CAHC, or any of their respective successors or assigns under Section 9.1 of the Stock Purchase Agreement, or otherwise; and

                  (e) On or before the Sale Settlement Date, the Escrow Agent shall receive U.S. $12,400,000 for the benefit of LGAF in its capacity as Agent for the Lionhart Entities in good and immediately available U.S. funds (the "Settlement Distribution") as payment in full and complete satisfaction of any and all amounts due under the 1998 Loan, as evidenced by the 1998 Note (including without limitation, principal and accrued interest), and as reimbursement to the Lionhart Entities for professional fees incurred by the Lionhart Entities that relate to or arise from the Potential Defaults and the transactions contemplated by this Agreement.

         SECTION 2.3. Release from Escrow. Upon the occurrence and satisfaction of all Restructuring Conditions under Section 2.2(ii)(a)-(e) (exclusive of the Restructuring Conditions under Section 2.2(i)) on or before the close of business on the Sale Settlement Date, the Escrow Agent on such Sale Settlement Date shall simultaneously (a) release from escrow and deliver to the Compost Entitles and LGAF, by hand delivery or by facsimile, to be followed immediately by hard copy originals via overnight courier, all the Escrow Documents and (b) release from escrow and deliver to LGAF in its capacity as agent for the Lionhart Entities the Settlement Distribution, by wire transfer of immediately available federal funds LGAF, c/o: O'Bryan, Brazill & Drics, LLP, Escrow Account, Account No. 5001339765, Union Planters Bank, Memphis, Tennessee,
Attention: Indianapolis Office, ABA Routing No. 084000084. In the event the Restructuring Conditions have not occurred and been satisfied on or before the close of business on April 30, 2000, (1) the Escrow Agent shall so notify the Compost Entities and LGAF, (2) the Escrow Agent shall then immediately destroy all Escrow Documents then in the possession of the Escrow Agent, and (3) all Escrow Documents shall be null and void and of no further force and effect.

         SECTION 2.4. Post Satisfaction-Restructuring Conditions. Immediately upon the payment of the Settlement Distribution, by the Escrow Agent to LGAF in its capacity as agent for the Lionhart Entities as set forth in Section 2.3(b) above:

                  (a) The 1998 Note shall then and thereafter be deemed to be paid and discharged in full and canceled, and the Lionhart Entities shall promptly and in due course return to the Compost Entities the original 1998 Note, marked as "paid in full"; and

                  (b) The 1998 Mortgage shall then and thereafter be deemed to be paid, discharged in full and terminated, canceled and released, pursuant to the 2000 Mortgage Release, whereupon the Compost Entities shall promptly and in due course (1) file the 2000 Mortgage Release in the Office of the Recorder of Miami-Dade County, Florida, and/or the Clerk of the Circuit and County Court in Miami-Dade County, Florida, and (2) shall pay and discharge all costs, expenses, fees and all applicable taxes attributable to the filing and recordation of the 2000 Mortgage Release (including, without limitation, all applicable intangible taxes, documentary stamp taxes, surtax, documentary stamp taxes, and other applicable taxes, if any); and

                  (c) The 2000 Put Option Agreement shall then and thereafter be valid and binding upon and enforceable against the Compost Entities and the Lionhart Entities, pursuant to the terms and subject to the conditions set forth therein; and

                  (d) The Cash Collateral Account Agreement shall then and thereafter be valid and binding upon the Compost Entities, LGAF and the other parties thereto, pursuant to the terms and subject to the conditions set forth therein; and

                  (e) The 1998 MRCC Stock Pledge Agreement shall then and thereafter be amended and restated by the 2000 MRCC Stock Pledge Agreement, and shall be valid and binding upon and enforceable against CAHC and the Lionhart Entities, pursuant to the terms and subject to the conditions set forth therein; and

                  (f) The 1998 Bedminster Stock Pledge Agreement shall then and thereafter be amended and restated by the 2000 Bedminster Stock Pledge Agreement, and shall be valid and binding upon and enforceable against MRCC and the Lionhart Entities, pursuant to the terms and subject to the conditions set forth therein; and

                  (g) The Mutual Release shall then and thereafter be valid and binding upon and enforceable against the Compost Entities and the Lionhart Entities, pursuant to the terms and subject to the conditions set forth therein; and

                  (h) The Warrants shall then and thereafter continue to be valid and binding upon and enforceable against CAHC and LGAF, pursuant to their respective original terms and subject to their respective original conditions set forth therein; and

                  (i) The 1998 Registration Rights Agreement shall then and thereafter continue to be valid and binding upon and enforceable against CAHC and LGAF, pursuant to its original terms and subject to its original conditions set forth therein; and

                  (j) The 1998 CAHC Stock Pledge Agreement shall then and thereafter be amended and restated by the 2000 CAHC Stock Pledge Agreement, and shall be valid and binding upon and enforceable against CAHC and the Lionhart Entities, pursuant to the terms and subject to the conditions set forth therein; and

                  (k) The 1998 Pledge and Security Agreement shall then and thereafter be amended and restated by the 2000 Pledge and Security Agreement, and shall be valid and binding upon and enforceable against the Compost Entities and the Lionhart Entities, pursuant to the terms and subject to the conditions set forth therein; and

                  (l) The 1998 Guaranty shall then and thereafter be canceled, released, terminated, null and void and of no further force or effect whatsoever; and

                  (m) The 1998 Director Appointment Agreement shall then and thereafter, pursuant to its terms, expire and be released, terminated, null and void and of no further force or effect; and

                  (n) The 1998 Agreement shall then and thereafter be canceled, released, terminated, null and void and of no further force or effect whatsoever, and the Compost Entities and the Lionhart Entities shall have no further rights or obligations thereunder.

                                   ARTICLE III
                       FORBEARANCE, RELEASE AND EXTENSION

         SECTION 3.1. Forbearance. During the period ("Forbearance Period") commencing on the Effective Date and continuing through and expiring on the earlier to occur of,

                  (i) April 30, 2000, or

                  (ii) the day and date corresponding to the Sale Settlement Date, or

                  (iii) the day and date corresponding to the occurrence and satisfaction of all Restructuring Conditions, or

                  (iv) any date that the Stock Purchase Agreement is terminated, canceled or rescinded under Section 9.1 of the Stock Purchase Agreement, or

                  (v) the day and date corresponding to the date that any of the Compost Entities shall voluntarily be adjudicated a bankrupt or insolvent, seek or consent to the appointment of a receiver, trustee or conservator for any or all of them, or for all or any part of their respective properties or assets, file a petition seeking relief under the bankruptcy or similar laws of the United States (under Title 11 of the U.S. Bankruptcy Code, or otherwise), or any state or any other competent jurisdiction, make any general assignment for the benefit of creditors, admit in writing that any or all of them is or are bankrupt or insolvent or unable to pay debts as such debts mature, or

                  (vi) the day and date corresponding to the date that United States Bankruptcy Court or any other court of competent jurisdiction shall enter an order, judgment or decree appointing a receiver or trustee for any of the Compost Entities, or for all or any part of any or all of their respective properties or assets, or approving a petition filed against any of the Compost Entities seeking relief under Title 11 of the U.S. Bankruptcy Code, or other similar laws of the United States or any state or other competent jurisdiction, the Lionhart Entities (a) will forbear in the commencement or prosecution of any claims ("Claim(s)") that relate to or arise from (i) the Potential Defaults (and/or any other actual, alleged or potential defaults after the Effective Date and during the Forbearance Period) under the 1998 Agreement or the other 1998 Documents, and (ii) any act or omission by or on behalf of CAHC, MRCC and/or Bedminster, and/or any of their respective officers, directors, employees or agents or representatives, at any time on or prior to the expiration or termination of the Forbearance Period, and (b) will forebear in the exercise of
(i) any of their respective rights and remedies under the 1998 Agreement and the other 1998 Documents because of or with respect to the Potential Defaults (and/or any other actual, alleged or potential defaults after the Effective Date and during the Forbearance Period), and (ii) any of their respective rights and remedies under any applicable federal or state laws because of any act or omission by or on behalf of CAHC, MRCC and/or Bedminster, and/or any of their respective officers, directors, employees or agents or representatives, at any time on or prior to the expiration or termination of the Forbearance Period.

         SECTION 3.2. Extension. If any applicable federal or state statute of limitations ("Statutes") under any applicable federal or state laws (including, without limitation, the Securities Act of 1933, as amended, and the Securities Act of 1934, as amended), with respect to any actual or potential Claim(s) (as defined under Section 3.1 herein above) expires, has expired or may expire, or runs, or may run, on or before the 12:00 midnight on the last day of the Forbearance Period, then any such Statute(s) shall be deemed and construed conclusively as tolled and shall be extended automatically until, and shall thereafter expire on the sixtieth (60th) day subsequent to the last day of the Forbearance Period.

         SECTION 3.3. Release. Upon the occurrence and satisfaction of all the Restructuring Conditions, the Compost Entities and the Lionhart Entities hereby agree, promise and covenant on the Sale Settlement Date, as follows:

                  (a) The Compost Entities, jointly and severally, hereby release, indemnify, hold harmless, remise, acquit and forever discharge the Lionhart Entities, and their respective officers, directors, employees, agents, representatives, consultants, attorneys, professionals, fiduciaries, servants, partners, predecessors, successors and assigns, subsidiary corporations or entities, parent corporations or entities, and related divisions (collectively, the "Released Parties"), from and against any and all actions, causes of actions, judgments, executions, suits, debts, claims, demands, liabilities, obligations, damages and expenses, of any and every character, known or unknown, direct or indirect, actual or contingent, at law or in equity, of whatsoever kind or nature, heretofore arising, for or because of any manner or things done or not done, omitted or suffered to done by any of the Released Parties prior to and including the Sale Settlement Date, and in any way directly or indirectly relating to and/or arising out of or in any way connected with (1) the 1998 Agreement, the 1998 Documents and/or the 1998 Loan, (2) this Agreement, (3) the 1998 Note, (4) the 1998 CAHC Stock Pledge Agreement,
         (5) the 1998 MRCC Stock Pledge Agreement, (6) the 1998 Pledge and Security Agreement, (7) the 1998 Bedminster Stock Pledge Agreement, (8) the 1998 Guaranty, (9) the 1998 Director Appointment Agreement, (10) the Warrants, (11) the Put Option Agreement, (12) the 1998 Registration Rights Agreement, (13) the 1998 CAHC Stock Purchase Agreement, (14) the Mutual Release, (15) 2000 Mortgage Release, and/or (16) any and all of the other Escrow Documents (collectively, the "Released Claims"), including, but not limited to, any and all Released Claims that relate to or arise from (i) any negotiations, dialogue, communications, acts or omissions by or on the part of any of the Lionhart Entities, or any of their respective agents or representatives or any other Released Parties, on or prior to the Effective Date, and/or (ii) any lender liability claims by or on the part of the Compost Entities against the Lionhart Entities, or any of their respective agents or representatives or any other Released Parties on or before the Sale Settlement Date; provided, however, any sums that are payable to the Released Parties as indemnity payments under this Section 3.3(a) shall not be payable to the extent attributable to the failure by any Released Party to perform or observe any material agreement, covenant or condition contained in this Agreement on or before the Sale Settlement Date, which, upon demand by any of the Compost Entities, any such Released Party does not promptly and substantially cure within five (5) business days thereafter.

                  (b) The Lionhart Entities, jointly and severally, hereby release, indemnify, hold harmless, remise, acquit and forever discharge the Compost Entities, and their respective officers, directors, employees, agents, representatives, consultants, attorneys, professionals, fiduciaries, servants, partners, predecessors, successors and assigns, subsidiary corporations or entities, parent corporations or entities, and related divisions (collectively, the "Compost Released Parties"), from and against any and all actions, causes of actions, judgments, executions, suits, debts, claims, demands, liabilities, obligations, damages and expenses, of any and every character, known or unknown, direct or indirect, actual or contingent, at law or in equity, of whatsoever kind or nature, heretofore arising, for or because of any manner or things done or not done, omitted or suffered to be done by any of the Compost Released Parties prior to and including the Effective Date, and in any way directly or indirectly relating to and/or arising out of or in any way connected with (1) the Warrants and (2) the 1998 Registration Rights

         Agreement (collectively, the "Compost Released Claims"), including, but not limited to, any and all Compost Released Claims that relate to or arise from any negotiations, dialogue, communications, acts or omissions by or on the part of any of the Compost Entities, or any of their respective agents or representatives or any other Compost Released Parties, on or prior to the Effective Date.

                  (c) The Compost Entities acknowledge that this Agreement, and the considerations and/or transactions contemplated under this Agreement, are intended to be in full satisfaction of all or any alleged injuries or damages sustained by any and all of the Compost Entities relating to or arising in connection with any of the Released Claims.

                  (d) Each of the Compost Entities represent and warrant to the Lionhart Entities that it has not, either directly or indirectly or through operation of law, transferred, assigned, encumbered or conveyed, or purported to transfer, assign, encumber or convey, any right, title or interest of any of the Compost Entities in any Released Claim to any other person, individual, partnership, corporation, limited liability company, banking association, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other organization of whatever nature, and that the foregoing constitutes a full and complete release of all such Released Claims.

         SECTION 3.4. No Litigation. The Compost Entities hereby covenant that from the Effective Date of this Agreement until the earlier to occur of (a) the expiration or termination of the Forbearance Period or (b) the Sale Settlement Date, the Compost Entities will not institute, initiate or otherwise commence any action, cause of action, judgment, execution, suit, claim, demand at law or in equity, of whatsoever kind or nature, for or because of any manner or things done or not done, omitted or suffered to done by any of the Lionhart Entities prior to and including the Effective Date in any way directly or indirectly relating to and/or arising out of or in any way connected to the Released Claims (as such terms are defined in Section 3.3(a) hereof).

                                   ARTICLE IV
             REPRESENTATIONS, WARRANTIES AND SUPPLEMENTAL CONDITIONS

         SECTION 4.1. Representations and Warranties of the Compost Entities. As of the Sale Settlement Date, except as otherwise indicated in this Section 4.1, each of the Compost Entities makes the following representations and warranties to the Lionhart Entities, all of which representations and warranties shall continue thereafter until and shall expire on April 30, 2001:

                  (a) Obligations Absolute. The obligations of CAHC (and the other Compost Entities) to pay in full and discharge the 1998 Note, at the Closing on the Closing Date (as those terms are defined under the Stock Purchase Agreement) and on the Sale Settlement Date, from the net proceeds attributable to the Purchase Price to be paid by Synagro to CAHC as provided under Section 3.2 of the Stock Purchase Agreement and as provided under this Agreement, if all Restructuring Conditions occur and are satisfied and the Escrow Agent releases from escrow the Settlement Distribution and all Escrow Documents as provided under this

         Agreement, are absolute and unconditional, and, to the best knowledge of CAHC after due inquiry, are permissible and are not prohibited under any applicable law (including, without limitation, the New Jersey Business Corporation Act), and there exists no right of setoff or recoupment, counterclaim or defense of any nature whatsoever to such repayment of the 1998 Loan and/or such payment in full and discharge of the 1998 Note.

                  (b) Financial Statements. As of the Information Statement Date (for purposes of this Section 4.1, the term "Information Statement Date" means the date that the information statement is sent by mail to the shareholders of CAHC), the Compost Entities have heretofore furnished to the Lionhart Entities (i) the financial statements (including the audited balance sheet and unauditied statements of income and unaudited statements of cash flow) of CAHC, and its subsidiaries, as of April 30, 1999, and (ii) the unaudited financial statements of CAHC, and its subsidiaries, as of October 31, 1999 (the "Financial Statements"). To the best knowledge of CAHC, after due inquiry, and in reliance on reports prepared by professionals employed or engaged by CAHC, the Financial Statements (i) were prepared in accordance with the books of account and other financial records of CAHC and its subsidiaries, (ii) present fairly the financial conditions, results of operation and cash flows of CAHC and its subsidiaries, as of the dates thereof and for the periods covered thereby, (iii) have been prepared in accordance with GAAP applied on a basis consistent with the past practices of CAHC and throughout the periods involved, and (iv) include all adjustments that are necessary for a fair presentation of the consolidated financial condition of CAHC, and its subsidiaries, and the results of operations and cash flows of Compost, and its subsidiaries, as of the dates thereof and for the periods covered thereby (subject, in the case of the unaudited financial statements of CAHC, and its subsidiaries, as of October 31, 1999, to normal and recurring year-end adjustments).

                  (c) Compost Entities-Organization; Corporate Existence. As of the Effective Date, each of the Compost Entities: (i) is a corporation duly organized, validly existing and in good standing under the laws of a state of the United States of America, (ii) has all requisite corporate power and authority to own its properties and to carry on its business as now conducted and as proposed hereafter to be conducted,
         (iii) is not required to be qualified to do business as a foreign corporation in any jurisdiction in order to perform its obligations under this Agreement, the Escrow Documents and the Stock Purchase Agreement, and (iv) has all requisite corporate power and authority to execute and deliver, and perform all of its obligations under, this Agreement, the Escrow Documents and the Stock Purchase Agreement, to which it is a party. True and complete copies of (x) the Certificate of Incorporation of each Compost Entities, as amended and restated to date, if applicable, and (y) the By-Laws of each Compost Entities, together with all amendments thereto, have been furnished to the Lionhart Entities.

                  (d) Authorization-Compost Entities. As of the Effective Date, to the best knowledge of the Compost Entities, after due inquiry, the execution, delivery and performance by each of the Compost Entities of their obligations under, and the consummation by the Compost Entities of, the agreements, documents, instruments and other transactions, as prescribed or contemplated under or that relate to or arise from this Agreement and the Escrow Documents have been duly authorized by all requisite corporate action, and are and constitute the legal, valid and binding obligations of the Compost Entities that are parties thereto, enforceable against such Compost Entities (who are parties thereto) in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors' rights and to general equity principals, and will not, to the best knowledge of the Compost Entities, after due inquiry, and in material reliance on reports of professionals employed or engaged by CAHC, either prior to or as a result of the consummation of the transactions contemplated by this Agreement: (i) violate any provision of any applicable law, any order of any court or other agency of government, any provision of the Certificate of Incorporation or By-Laws of any of the Compost Entities, or any contract, indenture, agreement, document or other instrument to which any one or more of the Compost Entities is a party, or by which any one or more of the Compost Entities or any of its assets or properties are bound, or (ii) except for the Potential Defaults, be in conflict with, result in a breach of, or constitute (after the giving of notice of lapse of time or both) a default under this Agreement or the Escrow Documents, or except for such liens created by the Escrow Documents, result in the creation or imposition of any lien of any nature whatsoever upon any of the property or assets of any one or more of the Compost Entities pursuant to, any such contract, indenture, agreement, document or other instrument. Except in respect of the filing of a Form 8-K by CAHC with the SEC under the Securities Exchange Act of 1934, as amended, as applicable, the Compost Entities are not required to obtain any government approval, consent or authorization from, or to file any declaration or statement with, any governmental instrumentality or agency in connection with or as a condition to the execution, delivery or performance of any of this Agreement or the Escrow Documents.

                  (e) Litigation. As of the Information Statement Date, except as disclosed on Schedule "4.1(e)" attached hereto, to the best knowledge of the Compost Entities, there is no action, suit or proceeding at law or in equity or by or before any governmental instrumentality or other agency now pending against any Compost Entity, which, if adversely determined, would have a material adverse effect on any of such assets or on the business, operations, properties, assets or condition, financial or otherwise, of such Compost Entity.

                  (f) Tax Returns. As of the Information Statement Date, the Compost Entities have filed all federal, state and local tax returns required to be filed by them and, except as set forth on Schedule "4.1(f)" attached hereto, have paid or made adequate provision for the payment of all federal, state and local taxes, charges and assessments.

                  (g) Security Interests. The security interests, liens, pledges and encumbrances against and with respect to the collateral (the "Collateral") that are granted to LGAF and the other Lionhart Entities by the applicable Compost Entities under the (1) the 2000 MRCC Stock Pledge Agreement (2) the 2000 Pledge and Security Agreement and (3) the 2000 Bedminster Stock Pledge Agreement (collectively, for purposes of this Section 4.1(g), referred to as the "Security Documents"), upon the release of such Security Documents from escrow by the Escrow Agent, will then constitute duly attached and perfected security interests, liens, pledges or encumbrances, under applicable laws, pursuant to the respective Security Documents, enforceable according to the respective terms thereof, to secure the performance and discharge by the Compost Entities of their respective duties, obligations and undertakings under the Put Option Agreement.

                  (h) Stock Purchase Agreement. As of the Effective Date, upon execution of the Stock Purchase Agreement by CAHC and Synagro, the execution, delivery and performance by CAHC of the Stock Purchase Agreement, and the consummation by CAHC of the agreements, documents, instruments and other transactions, as prescribed or contemplated under or that relate to or arise from the Stock Purchase Agreement, (i) shall have been duly authorized by the Board of Directors of CAHC, and, will be submitted properly to the shareholders of CAHC for approval or disapproval thereof as prescribed under the New Jersey Business Corporation Act, and (ii) subject to shareholder approval as contemplated and required under the New Jersey Business Corporation Act, will constitute the legal, valid and binding obligations of CAHC, enforceable against CAHC in accordance with the terms and subject to the conditions under the Stock Purchase Agreement.

                  (i) Fair Values. As of the Information Statement Date, the considerations that the Lionhart Entities have undertaken to provide or deliver to the Compost Entities under this Agreement and the Escrow Documents, in exchange for the considerations that the Compost Entities have undertaken to provide or deliver to the Lionhart Entities under this Agreement and the Escrow Documents, is fair and represents fair value and reasonably equivalent value to the Compost Entities. Also, the Purchase Price, as described under Section 3.2 of the Stock Purchase Agreement, was the subject of a bidding process conducted by third party consultants and represents the highest and best bid received from any qualified purchaser for the sale of the capital stock of EPIC; based entirely upon reliance of the foregoing, to the reasonable belief of CAHC, the Purchase Price, as described under
         Section 3.2 of the Stock Purchase Agreement, is fair and represents fair value and reasonably equivalent value to CAHC for the sale, transfer and delivery by CAHC to Synagro of capital stock of EPIC as contemplated under the Stock Purchase Agreement.

                  (j) Anticipated Financial Condition. As of the Information Statement Date, to the best knowledge and information of the Compost Entities after due inquiry, and based primarily upon the advice of professionals employed or engaged by and for CAHC, CAHC reasonably believes that it will not be or become insolvent under applicable laws immediately after and as a result of (1) the closing and financial settlement of the transactions contemplated under the Stock Purchase Agreement, and (2) the execution and delivery of this Agreement and the Escrow Documents, and the payment of the Settlement Distribution in satisfaction of the 1998 Note, and (3) the payment and distribution by CAHC, from the net proceeds attributable to the Purchase Price under the Stock Purchase Agreement, of all other applicable sums to (i) Finova Capital Corporation, (ii) Wasteco Ventures Limited, (iii) Robert
         J. Longo, (iv) VRH Construction Corp., (v) Equity Investments of Delaware, Inc., and/or (vi) any other lender or creditor of CAHC (and/or any subsidiary thereof, including EPIC, MRCC and Bedminster).

         SECTION 4.2. Conditions Precedent. This Agreement shall not be effective unless and until each of the following conditions shall have been satisfied or waived in the sole discretion of the Lionhart Entities, on or prior to the Effective Date:

                  (a) Authorization. The Lionhart Entities shall have received a certified copy of all corporate action and resolutions taken by the Compost Entities to authorize the agreement, execution, delivery and performance of this Agreement, the Stock Purchase Agreement and all Escrow Documents to which any of the Compost Entities is a party.

                  (b) Articles/Bylaws/Certificates. The Lionhart Entities shall have received (1) a certified copy of the Articles or Certificate of Incorporation of each Compost Entity, as amended and restated to date,
         (2) the By-Laws of each Compost Entity, together with all amendments thereto, certified to be true and accurate by an authorized officer thereof; (3) an incumbency certificate for each Compost Entity, and (4) a certificate of good standing or existence for each Compost Entity, from the secretary of state of each jurisdiction in which each such Compost Entity is incorporated or organized, and each jurisdiction, if any, in which any such Compost Entity is or is required to be qualified as a foreign corporation.

                  (c) Opinions of Counsel. The Lionhart Entities shall have received, (1) an opinion of the Compost Entities' counsel, as to the matters referred to in or contemplated under Sections 4.1(a), (c), (d),
         (g), and (h) of this Agreement, substantially in the form as attached hereto as Exhibit "I".

                                    ARTICLE V
                                  MISCELLANEOUS

         SECTION 5.1. Notices. Any document, notice, certificate or other communications required or permitted to be given hereunder shall be in writing and shall be (i) mailed by certified mail, return receipt requested (or by the most nearly comparable method if mailed from or to a location outside of the United States), (ii) delivered against receipt to the party to whom it is to be given, by direct hand delivery or (iii) telecopied and followed immediately by delivery of a hard copy of such document, notice, certificate or other communication by overnight courier, with a copy to each of the other parties hereto, to the following addresses:

         To CAHC, Miami or Bedminster:          c/o Compost America Holding
                                                Company, Inc.
                                                One Gateway Center
                                                25th Floor
                                                Newark, New Jersey 07102
                                                Attn:  Office of the President
                                                Tel:  973-297-5400
                                                Fax:  973-297-5454

         Copy to:                               Greenberg Traurig
                                                2050 One Commerce Square
                                                2005 Market Street
                                                Philadelphia, Pennsylvania 19103
                                                Attn:  Theodore W. Mason
                                                Tel:  215-988-7805
                                                Fax:  215-988-7801

         To Lionhart, LHI or GEP:               Lionhart Global Appreciation
                                                Fund, Ltd.; Lionhart
                                                Investments, Ltd. or Global
                                                EarthFund Partners, Ltd.
                                                c/o John Thomas Drics, Esq.
                                                O'Bryan Brazill & Drics, LLP
                                                Bank One Center/Circle
                                                111 Monument Circle, Suite 312
                                                Indianapolis, Indiana 46204
                                                Tel:  317-972-1112
                                                Fax:  317-972-1118

         Copy to:                               O'BRYAN, BRAZILL & DRICS, LLP
                                                Bank One Center/Circle
                                                111 Monument Circle, Suite 312
                                                Indianapolis, Indiana  46204
                                                Attn:  Timothy P. Brazill, Esq.
                                                Tel:  317-972-1112
                                                Fax:  317-972-1118

         To the Escrow Agent:                   Wilmington Trust Company
                                                1100 North Market Street
                                                Wilmington, Delaware 19890
                                                Attn: David Fontello
                                                Tel:  302-651-1908
                                                Fax:  302-427-4605



         The parties hereto may, by notice given hereunder, designate any further or different addresses to which subsequent notices, certificates or other communications shall be sent. Any document, notice, certificate or communication telecopied before the close of business on any day shall be deemed to have been given on such day so long as such document, notice, certificate or communication is followed by a hard copy via overnight courier as required by this Section 5.1. Any document, notice, certificate or communication mailed shall be deemed given three business days after the date of mailing. A duplicate copy of each document, notice, certificate or other communication given hereunder by any party to another party shall also be given to each of the other parties.

         SECTION 5.2. Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining portions hereof shall not in any way be affected or impaired thereby.

         SECTION 5.3. Applicable Law, Jurisdiction and Venue. The parties hereby represent and warrant, and hereby promise, agree and covenant, as follows:

                  (a) This Agreement shall be governed by, construed in accordance with, and shall be enforced under, the laws of the State of New Jersey, exclusive of its rules relating to conflict of laws.

                  (b) Subject to applicable conflict of laws principles, the parties shall accept venue with respect to all claims, actions or lawsuits that relate to or arise from this Agreement, in any state court of U.S. Court of competent jurisdiction that sits in Newark, New Jersey. The parties each hereby, and irrevocably and unconditionally, for itself and its properties, submits to the jurisdiction of any such New Jersey court or U.S. Court sitting in Newark, New Jersey, and any appellate court with jurisdiction thereover, in any action or proceeding relating to or arising from this Agreement, or for the recognition or enforcement of any judgment, and the parties each hereby, and irrevocably and unconditionally, agrees, promises and covenants that all such claims in respect of any such action or proceeding shall be heard, determined and adjudicated in or by any such New Jersey court or, to the extent permitted by applicable law, by any such U.S. Court. The parties each hereby agree, promise and covenant that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  (c) The parties each hereby, and irrevocably and unconditionally, waives, to the fullest extent under applicable law, any defense or objection that it may now or hereafter have (1) to the laying of venue of any suit, action or proceeding relating to or arising from this Agreement, in any such New Jersey court or U.S. Court sitting in Newark, New Jersey, or (2) to the personal jurisdiction and/or preferred and proper venue of any such New Jersey court or any such U.S. Court in Newark, New Jersey.

         SECTION 5.4. Captions/Headings. The captions and headings that are set forth in this Agreement are for the purpose of convenience only and are not intended to be a part of this Agreement and shall not be deemed to modify, explain, enlarge or restrict any of the provisions hereof.

         SECTION 5.5. Binding Obligations. The terms and provisions, and promises, covenants and undertakings of this Agreement, shall bind and be enforceable against and upon the parties hereto, and its and their respective successors and assigns and other legal agents and representatives, and shall inure to the benefit of the parties hereto, and its and their respective successors and assigns. If, at any time or times, by assignment or otherwise, LGAF, LHI and/or GEP transfers any of their respective rights under this Agreement, any such transfer shall carry with it LGAF's, LHI's and GEP's rights, interests and powers under this Agreement, including all such rights, interests and powers that relate to or arise from this Agreement. Subject to Section 5.10 of this Agreement, LGAF, LHI and GEP, in their sole discretion and at their sole option, shall have the right to assign this Agreement, to any successor(s) or assign(s) of LGAF, LHI and/or GEP.

         SECTION 5.6. JURY WAIVER. EACH OF THE PARTIES HERETO DOES HEREBY KNOWINGLY, VOLUNTARILY, IRREVOCABLY, UNCONDITIONALLY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PERSON. THIS IRREVOCABLE WAIVER OF THE RIGHT TO A JURY TRIAL IS A MATERIAL INDUCEMENT FOR LGAF, LHI AND/OR GEP TO EXECUTE AND DELIVER, AND OTHERWISE CONSUMMATE THE TRANSACTIONS CONTEMPLATED UNDER, THIS AGREEMENT.

         SECTION 5.7. Counterparts/Facsimile. This Agreement may be executed in any number of counterparts, and each by fax, e-mail or other digital or telephonic transmission, and each of which shall be an original, but all of which together will constitute one and the same instrument.

         SECTION 5.8. Written Instrument Requirement. This Agreement cannot be altered, amended, modified or discharged orally and no executory agreement shall be effective to modify or discharge this Agreement, in whole or in part, unless it is in writing and signed by the party against whom enforcement of the modification, alteration, amendment or discharge is sought.

         SECTION 5.9. Assignment. This Agreement, and any rights hereunder, may be assigned by LGAF, LHI and GEP, or any of their respective participants and/or successors and assigns, at their sole discretion and option; notwithstanding the foregoing, the Lionhart Entities shall not have any right to assign or delegate any of its rights or obligations under this Agreement until the Forbearance Period is or has expired under Section 3.1 of this Agreement. This Agreement and the rights hereunder may not be assigned by the Compost Entities, and the Compost Entities shall not delegate any of their respective duties under this Agreement, in whole or in part, without the advance written consent of the Lionhart Entities (pursuant to which any such consent may be granted or withheld in the sole discretion of the Lionhart Entities).

         SECTION 5.10.  Rights and Obligations of Escrow Agent.

                  (a) Escrow Agent undertakes to perform only such duties expressly set forth herein and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. In acting hereunder, Escrow Agent shall not be liable for any act done, or omitted to be done, by it in the absence of gross negligence or willful misconduct.

                  (b) Escrow Agent may act in reliance upon any writing or instrument or signature which it, in good faith, believes to be genuine, and may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument and may assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof has been duly authorized to do so.

                  (c) Escrow Agent shall not be required to use its own funds in the performance of any of its obligations or duties or the exercise of any of its right or powers, and shall not be required to take any action which, in Escrow Agent's sole and absolute judgment, could involve it in expense or liability unless furnished with security and indemnity which it deems, in its sole and absolute discretion, to be satisfactory.

                  (d) Escrow Agent shall be entitled to consult with legal counsel in the event that a question or dispute arises with regard to the construction of any of the provisions hereof. Escrow Agent shall incur no liability and shall be fully authorized to act and protected in acting in accordance with the advice or opinion of such counsel.

                  (e) CAHC shall pay to Escrow Agent compensation for its services hereunder in the amount of [$11,000]. In the event Escrow Agent renders any extraordinary services in connection with the escrow account at the request of the parties, Escrow Agent shall be entitled to additional compensation therefore to be determined from time to time by the application of the current rates then charged by Escrow Agent. The terms of this paragraph shall survive the termination of this Agreement.

                  (f) The parties thereto (other than Escrow Agent) hereby agree, jointly and severally to indemnify Escrow Agent and hold it harmless from any and against all liabilities, losses, actions, suits or proceedings at law or in equity, and any other expenses, fees or charges of any character or nature, including without limitation, attorney's fees, which Escrow Agent may incur or with which it may be threatened by reason of its acting as Escrow Agent under this Agreement or arising out of the existence of the escrow account, except to the extent the same shall be caused by Escrow Agent's gross negligence or willful misconduct. In so agreeing to indemnify, hold harmless and reimburse Escrow Agent, the parties intend thereby to cover all losses, claims, damages, liabilities and expenses, including reasonable cost of investigation and counsel fees and disbursements, which may be imposed upon Escrow Agent or incurred in connection with its acceptance of appointment as Escrow Agent hereunder or the performing of its duties hereunder, including any litigation arising from this Agreement. Escrow Agent shall have a first lien against the escrow account to secure the obligations of the parties hereunder. The terms of this paragraph shall survive termination of this Escrow Agreement.

                  (g) In the event the Escrow Agent receives from any third party (other than any of the Lionhart Entities and/or the Compost Entities) any notice of objection, dispute or other assertion regarding any of the provisions of this Agreement prior to the release from escrow and delivery of the Escrow Documents and the Settlement Distribution, the Escrow Agent shall release and deliver from escrow the Escrow Documents and the Settlement Distribution upon reliance on this Section 5.10.

               [THE REMAINDER OF THIS PAGE IS DELIBERATELY BLANK]

         IN WITNESS WHEREOF, the parties hereto, by this respective duly authorized and appoint officer, have executed and delivered this Agreement, effective on this 29th day of March, 2000 as follows:




LIONHART GLOBAL APPRECIATION
FUND, LTD., individually and
as agent for the Lionhart Entities      COMPOST AMERICA HOLDING COMPANY, INC.



-----------------------------------     ----------------------------------------
Signature                               Signature


-----------------------------------     ----------------------------------------
Printed                                 Printed


-----------------------------------     ----------------------------------------
Title                                   Title

LIONHART INVESTMENTS, LTD.              MIAMI RECYCLING AND COMPOSTING
                                          COMPANY, INC.


-----------------------------------     ----------------------------------------
Signature                               Signature


-----------------------------------     ----------------------------------------
Printed                                 Printed


-----------------------------------     ----------------------------------------
Title                                   Title

GLOBAL EARTHFUND PARTNERS, L.L.C.       BEDMINSTER SEACOR SERVICES MIAMI
                                          CORPORATION



-----------------------------------     ----------------------------------------
Signature                               Signature


-----------------------------------     ----------------------------------------
Printed                                 Printed

-----------------------------------     ----------------------------------------
Title                                   Title

ACCEPTED AND AGREED TO ON
March 29, 2000, BY THE ESCROW AGENT
WILMINGTON TRUST COMPANY



--------------------------------------
Signature


--------------------------------------
Printed


--------------------------------------
Title

                                                                 SCHEDULE 4.1(E)



               CAHC and Affiliate Litigation & Arbitration Summary


                        Date
Parties                 Filed      Court              CAHC Attorneys         Plaintiff's Prayer

----------------------------------------------------------------------------------------------------
Bedminister Seacor      09/98  11th Judicial Circuit  Nagin Gallop           Specific
Services Miami                 in Miami, Dade         Figueredo (Scott       Performance,
Corporation v The              County Florida         Cagan), 3225           Compensatory and
City of Miami                                         Aviation Avenue,       Consequential
                                                      3rd Floor, Miami, FL   Damages, all
                                                      33133                  unliquidated




----------------------------------------------------------------------------------------------------
Bio-Services v CAHC     09/98  Superior Court of      Cuyler Burk, (Rich     $333,125 and 12,500
and Monmouth                   NJ, Monmouth           Crooker)               unregistered CAHC
Composting and                 County                 Parsippany             shares
Recycling Company,                                    Corporate Center,
Inc.                                                  4 Century Drive,
                                                      Parsippany, NJ
                                                      07054-4663





----------------------------------------------------------------------------------------------------
Brownfield Partners     03/99  Superior Court of      Cuyler Burk, (Rich     $200,000 plus
of Freehold v                  NJ, Monmouth           Crooker)               interest, secured by
Monmouth Recycling             County                 Parsippany             mortgage on
and Composting                                        Corporate Center,      Freehold property
Company, Inc.                                         4 Century Drive,       (Burke Road)
                                                      Parsippany, NJ
                                                      07054-4663
----------------------------------------------------------------------------------------------------
Brownfield Partners     08/99  Superior Court of      Cuyler Burk, (Rich     Foreclosure on
of Freehold v                  NJ, Monmouth           Crooker)               Freehold property
Monmouth Recycling             County                 Parsippany             (Burke Road)
and Composting                                        Corporate Center,
Company, Inc.                                         4 Century Drive,
                                                      Parsippany, NJ
                                                      07054-4663
----------------------------------------------------------------------------------------------------
David J. Egarian, P.    09/99  Superior Court of      Cole, Schotz,          Entry of Default
E. and D. J. Egarian &         New Jersey, Morris     Meisel, Forman &       Judgment based on
Associates v CAHC              County                 Leonard, 25 Main,      contract for
and NRCC                                              Hackensack, NJ         $35,009.22
                                                      07602 (Ed Kiel)
----------------------------------------------------------------------------------------------------


                            Litigation-            Settlement             Settlement Status
Parties                     Arbitration Status     Proposed or to be
                                                   Proposed
--------------------------------------------------------------------------------------------------
Bedminister Seacor          Scheduling             Unspecified offer      Dormant
Services Miami              Depositions.  Case     promised 07/99 by
Corporation v The           resolution             the City of Miami.
City of Miami               expected Q-4 2000






--------------------------------------------------------------------------------------------------
Bio-Services v CAHC         A Summary              CAHC will appeal       Settlement
and Monmouth                Judgement was          the entry of the       discussions
Composting and              entered for Plaintiff  Summary                underway.
Recycling Company,          on 10/08/99. On        Judgement and
Inc.                        12/10/99 CAHC          attempt to settle.
                            granted leave to
                            join M. Marchese
                            as an additional
                            Defendant
                            personally.


--------------------------------------------------------------------------------------------------
Brownfield Partners                                                       Dismissed 02/00
of Freehold v                                                             w/o prejudice for
Monmouth Recycling                                                        Plaintiff's failure
and Composting                                                            to respond to
Company, Inc.                                                             Defendant's
                                                                          discovery
                                                                          requests.
--------------------------------------------------------------------------------------------------
Brownfield Partners         Pending filing an                             Settlement
of Freehold v               answer by 12/99                               discussions
Monmouth Recycling                                                        underway as of
and Composting                                                            12/22/99.
Company, Inc.


--------------------------------------------------------------------------------------------------
David J. Egarian, P.        Motion pending to      Settlement offer of    Settled 11/12/99
E. and D. J. Egarian &      set aside plaintiff's  $5,000, followed by
Associates v CAHC           default judgment       6 $5,000 monthly
and NRCC                                           payments accepted
                                                   by Plaintiff.
--------------------------------------------------------------------------------------------------


                        Date
Parties                 Filed      Court              CAHC Attorneys         Plaintiff's Prayer

----------------------------------------------------------------------------------------------------
R.W. Jones &            09/99  Superior Court of      Gibbons, Del Deo,      All Success Fees,
Associates, Inc. and           New Jersey, Essex      Griffinger &           Consulting Fees,
R. W. Jones, III v             County                 Vecchione, One         Attorney Fees and
CAHC, R. J. Longo                                     Riverfront Plaza,      1.5% interest /month
Construction                                          Newark, NJ 07102       on owed arrearage.
Company, Inc., R. J.
Longo Construction
Company, d/b/a/
EPIC, EPIC, and
Roger E. Tuttle




----------------------------------------------------------------------------------------------------
NuCentury Auto, Inc.    02/99  Circuit Court of the   Smith & Herzog         $266,256 plus
v CAHC                         12th Judicial Circuit  (Mark Smith) - 200     interest and costs
                               - Will County,         West Madison           (estimated
                               Illinois               Street - Suite 1950,   $300,000+), based
                                                      Chicago 60606          on oral contract with
                                                                             CRCC
----------------------------------------------------------------------------------------------------
Devro-Teepak, Inc. v    09/99  US District Court      Smith & Herzog         $309,024.35 as of
CAHC                           for Northern           (Mark Smith) - 200     04/01/99, plus
                               District,              Illinois West Madison
                                                      interest @ $72 /day Street
                                                      - Suite 1950, and costs,
                                                      based on Chicago 60606
                                                      written contract.
----------------------------------------------------------------------------------------------------
Capital Active          10/98  Superior Court of      General Counsel        $145,020 plus
Funding, Inc. V                Arizona, Maricopa                             interest and costs
CAHC, Ronald K.                County
Bryce and Cynthia L.
Bryce, d.b.a. Bryce
Joint Venture, RC
Land Company, Inc.,
Clint Colvin and
Leslie Colvin, d.b.a.
Colvin Farms  and
Micro Rubber, Inc.
----------------------------------------------------------------------------------------------------
Kaplan Gottbetter       12/98  Federal District       Moskowitz and          $1.1 million in fees
and Levinson, LLP              Court, Souther         Book, (Chaim           based on a
and Adam S.                    District of New        Book) 1372             consulting contract.
Gottbetter v CAHC              York                   Broadway, New
                                                      York, NY
----------------------------------------------------------------------------------------------------
Center Capital Corp v   03/99  Superior Court of      Cole, Schotz,          $46,945.85 and
CAHC                           New Jersey,            Meisel, Forman &       costs
                               Bergen County          Leonard, 25 Main,
                                                      Hackensack, NJ
                                                      07602 (Ed Kiel)

----------------------------------------------------------------------------------------------------


                            Litigation-            Settlement             Settlement Status
Parties                     Arbitration Status     Proposed or to be
                                                   Proposed
--------------------------------------------------------------------------------------------------
R.W. Jones &                Time for filing an     Single payment of      Settlement
Associates, Inc. and        answer delayed to      $843,750 and           finalized between
R. W. Jones, III v          04/15/00, to allow     $10,000 legal fees     Jones and CAHC.
CAHC, R. J. Longo           finalization of        on or before
Construction                settlement             02/15/00.
Company, Inc., R. J.        payment, with
Longo Construction          further delay to
Company, d/b/a/             05/15/00 upon
EPIC, EPIC, and             presentation of
Roger E. Tuttle             signed EPIC sale
                            agreement, and
                            authorizing Board
                            of Director
                            Resolution.
--------------------------------------------------------------------------------------------------
NuCentury Auto, Inc.        Defendant's            Considering offering   Dormant
v CAHC                      answer filed 11/99     a lump sum of
                                                   $50,000.



--------------------------------------------------------------------------------------------------
Devro-Teepak, Inc. v        Defendant's            Considering offering   Dormant
CAHC                        answer filed 11/99     a lump sum of
                                                   $150,000


--------------------------------------------------------------------------------------------------
Capital Active              Default Judgment       Settlement offer       Settlement offer
Funding, Inc. V             entered.               accepted for an        accepted by
CAHC, Ronald K.                                    initial payment of     Plaintiff 10/07/99
Bryce and Cynthia L.                               $50,000 and            and finalized by
Bryce, d.b.a. Bryce                                remainder in a         written agreement
Joint Venture, RC                                  single payment in 6    completed and
Land Company, Inc.,                                months.                signed by Plaintiff
Clint Colvin and
Leslie Colvin, d.b.a.
Colvin Farms  and
Micro Rubber, Inc.
--------------------------------------------------------------------------------------------------
Kaplan Gottbetter           Settlement offer for   Offer Accepted by      Final Settlement.
and Levinson, LLP           $350,000, $50,000      Plaintiff on 09/24/99  Initial Payment
and Adam S.                 paid followed by                              made 09/24/99
Gottbetter v CAHC           fifteen $20,000
                            monthly payments
--------------------------------------------------------------------------------------------------
Center Capital Corp v       Default judgement      N/A                    Plaintiff is in
CAHC                        entered 10/08/99                              possession of the
                            for $36,979.80 and                            mortgaged
                            $231.20 in costs.                             equipment and
                            Plaintiff levied                              selling same.  All
                            execution on                                  monies formerly
                            CAHC's bank                                   attached by
                            account and                                   Plaintiff returned
                            collected the                                 to CAHC, except
                            judgment amount                               for $5,000 being
                                                                          held in escrow to
                                                                          cover any
                                                                          deficiency in the
                                                                          sale price.

--------------------------------------------------------------------------------------------------


                        Date
Parties                 Filed      Court              CAHC Attorneys         Plaintiff's Prayer

----------------------------------------------------------------------------------------------------
Equity Investments of   05/99  Superior Court of      None                   $1,000,000 plus
Delaware v CAHC and            New Jersey, Essex                             interest and costs,
NRCC                           County                                        based on note*.

----------------------------------------------------------------------------------------------------
Kenny Nachwalter        08/99  American               Warren Trazenfield,    $153,920.46 for
Seymour Arnold                 Arbitration            PA, Suite 1870,        Legal Fees on the
Critchlow & Spector,           Association -          First Union            City of Miami
PA and CAHC, MRCC              Miami                  Financial Center,      Lawsuit
and BSS                                               200 South
                                                      Biscayne
                                                      Boulevard, Miami,
                                                      FL

----------------------------------------------------------------------------------------------------
Dughi & Hewit v         10/99  Superior Court of      General Counsel        $26,931.43, interest,
CAHC and NRCC                  New Jersey, Union                             costs and attorneys
                               County                                        fees


----------------------------------------------------------------------------------------------------
Roger Tuttle v CAHC     11/99  Superior Court of      Gibbons, Del Deo,      930,000 replacement
                               New Jersey, Essex      Griffinger &           shares, $264,738
                               County                 Vecchione, One         repayment of loans,
                                                      Riverfront Plaza,      $1,473,191 plus
                                                      Newark, NJ 07102       interest in accrued
                                                                             salary
----------------------------------------------------------------------------------------------------
Kaysons International   11/99  Supreme Court of       Gibbons, Del Deo,      $150,000 on a note
Corp v CAHC                    New York, County       Griffinger &           @ 10% interest, as
                               of Westchester         Vecchione, One         well as a suit for
                                                      Riverfront Plaza,      30,000 penalty
                                                      Newark, NJ 07102       shares of CAHC for
                                                                             each month when
                                                                             the note payment
                                                                             was not made.

----------------------------------------------------------------------------------------------------

                            Litigation-            Settlement             Settlement Status
Parties                     Arbitration Status     Proposed or to be
                                                   Proposed
--------------------------------------------------------------------------------------------------
Equity Investments of        A default judgment     Settlement             Stalled pending
Delaware v CAHC and          was taken without      discussion             additional funding
NRCC                         notice 09/99.          underway.              available to
                                                                           CAHC.
---------------------------------------------------------------------------------------------------
Kenny Nachwalter             Document               Non-binding            Matter settled in
Seymour Arnold               Production             Mediation              mediation for
Critchlow & Spector,                                conference held        payment of
PA and CAHC, MRCC                                   02/22/00.              $100,000: $30,000
and BSS                                                                    05/01/00, $25,000
                                                                           each on 06/01/00
                                                                           & 07/01/00 and
                                                                           $20,000 on
                                                                           08/01/00.
---------------------------------------------------------------------------------------------------
Dughi & Hewit v              Plaintiffs extending   Verbal settlement,     Settlement
CAHC and NRCC                settlement date        CAHC to pay $7,500     finalized 02/00
                             pending                followed by 5          and initial
                             finalization of        monthly payments       payment made.
                             settlement docs.       of $2,500
---------------------------------------------------------------------------------------------------
Roger Tuttle v CAHC          Answer and             Settlement             No finalized
                             Counter-claim filed    discussions            settlement
                             12/10/99.              underway.              reached.



---------------------------------------------------------------------------------------------------
Kaysons International        Summary                Payment of $40,000,    Settlement
Corp v CAHC                  Judgement entered      followed by monthly    proposal being
                             for Plaintiff          payments of $30,000    considered by
                             03/03/00 for           and $80,000, plus      Plaintiff.
                             $150,000, interest     interest and costs.
                             and costs.  The
                             litigation regarding
                             penalty shares is
                             still a matter in
                             controversy.
---------------------------------------------------------------------------------------------------


                        Date
Parties                 Filed      Court              CAHC Attorneys         Plaintiff's Prayer
----------------------------------------------------------------------------------------------------
Pisani v. CAHC          01/00  Superior Court of      Cuyler Burk, (Rich     Breach of
                               New Jersey, Essex      Crooker)               Consulting
                               County                 Parsippany             Contract, seeking
                                                      Corporate Center,      damages of
                                                      4 Century Drive,       $175,000, interest,
                                                      Parsippany, NJ         attorneys fees and
                                                      07054-4663             costs
----------------------------------------------------------------------------------------------------
Biological and          02/00  County Court,          None                   Suit on Account,
Environmental                  Broward County,                               $8568.14, plus
Services V CAHC &              FL                                            interest and costs
MRCC




----------------------------------------------------------------------------------------------------
Mehr & LaFrance v       01/00  Superior Court of      None                   Suit for legal fees,
CAHC                           New Jersey, Essex                             $5,000 plus interest
                               County                                        and costs


----------------------------------------------------------------------------------------------------
Resource                02/00  Circuit Court, 11th    None                   Beach of Settlement
Reclamation                    Judicial Circuit,                             Agreement,
Services, Inc. V               Miami-Dade                                    $350,000, interest
CAHC                           County, FL                                    and costs



----------------------------------------------------------------------------------------------------


                            Litigation-            Settlement             Settlement Status
Parties                     Arbitration Status     Proposed or to be
                                                   Proposed
--------------------------------------------------------------------------------------------------
Pisani v. CAHC              CAHC served -          None                   N/A
                            1/10/00.  Answer
                            filing date delayed
                            to 04/031/00 to
                            allow counsel time
                            to prepare.

--------------------------------------------------------------------------------------------------
Biological and              CAHC served            Payment in full on or  Awaiting answer
Environmental               02/08/00.  Answer      about 05/15/00.        on settlement
Services V CAHC &           date extended                                 offer from
MRCC                        indefinitely to allow                         Plaintiff.
                            Plaintiff time to
                            consider the current
                            settlement offer.
--------------------------------------------------------------------------------------------------
Mehr & LaFrance v           CAHC served            None                   N/A
CAHC                        01/20/00.  Answer
                            date extended to
                            03/24/00

--------------------------------------------------------------------------------------------------
Resource                    CAHC served            None                   $225,000 has
Reclamation                 02/02/00, with                                been paid.  As
Services, Inc. V            answer date                                   long as monthly
CAHC                        extended to                                   payments of
                            03/22/00                                      $50,000 are timely
                                                                          made, this matter
                                                                          will be continued.
--------------------------------------------------------------------------------------------------


* - A second note for $2,000,000, plus accrued intereson both notes of $700,000, is cross-defaulted. The total amount due on both notes is $3,700,000. Page 1

                                                                Schedule 4.1(f)



                          Exceptions to Section 4.1(f)

         1. Federal, State and local tax returns for each of the Compost Entities for the year ended April 30, 1999.

                                                                       EXHIBIT 7





===============================================================================


                              PUT OPTION AGREEMENT

                                  by and among


                     Compost America Holding Company, Inc.,

                  Miami Recycling and Composting Company, Inc.

                                       and

                  Bedminster Seacor Services Miami Corporation

                                       and

                    Lionhart Global Appreciation Fund, Ltd.,

                           Lionhart Investments, Ltd.

                                       and

                        Global EarthFund Partners, L.L.C.



                              Date: March 29, 2000




===============================================================================

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Section 1. Definitions and Interpretation....................................2

Section 2. Amended/Restated Put Option No. 1.................................5

Section 3. Restated/Amended Put Option No. 2.................................8

Section 4. Effectiveness....................................................10

Section 5. Miami/Bedminster Guaranty........................................10

Section 6. Termination......................................................13

Section 7. Security.........................................................13

Section 8. Waiver and Amendment.............................................13

Section 9. Binding Effect...................................................13

Section 10. Successors and Assigns..........................................14

Section 11. Severability....................................................14

Section 12. Sole and Entire Agreement.......................................14

Section 13. Multiple Counterparts/Facsimile Signatures......................14

Section 14. Notices.........................................................14

Section 15. Applicable Law, Jurisdiction and Venue..........................14

Section 16. Jury Waiver.....................................................15

Section 17. Written Instrument Requirement..................................15

Section 18. Assignment......................................................15

Section 19. Substitution of Collateral......................................16



                                       (i)

                              PUT OPTION AGREEMENT


         THIS PUT OPTION AGREEMENT (the "Agreement") is made and entered into as of March 29, 2000, by and among COMPOST AMERICA HOLDING COMPANY, INC. ("CAHC"), MIAMI RECYCLING AND COMPOSTING COMPANY, INC. ("MRCC") and BEDMINSTER SEACOR SERVICES MIAMI CORPORATION ("Bedminster"; CAHC, MRCC and Bedminster are referred to collectively at times as the "Compost Entities"), and, LIONHART GLOBAL APPRECIATION FUND, LTD. ("Lionhart" or "LGAF"), for itself and as collateral agent for LIONHART INVESTMENTS, LTD. ("LHI") and GLOBAL EARTHFUND PARTNERS, L.L.C. ("GEP"; LGAF, LHI and GEP are referred to at times collectively as the "Lionhart Entities" and the Compost Entities and the Lionhart Entities are referred to collectively at times as the "Original Parties").

                                    RECITALS:

         A. The Original Parties previously entered into a Credit, Capitalization and Financing Agreement dated October 30, 1998 (the "1998 Agreement") whereby, among other terms, Lionhart made a loan of $10,500,000 to the Compost Entities, bearing interest at a non-default rate of 10.5% per annum and maturing no later than October 1, 2000 (the "1998 Loan"). The 1998 Loan is further evidenced by a Mortgage Note dated October 30, 1998 in the principal amount of $10,500,000, constituting a joint and several obligation of each of the Compost Entities (the "1998 Note").

         B. On March 29, 2000, and contemporaneously with the execution and delivery of this Agreement, the Compost Entities, the Lionhart Entities and the Escrow Agent (as that term is defined in the Restructuring Agreement (as defined hereafter)) have executed a Restructuring and Settlement Agreement (the "Restructuring Agreement"). Pursuant to the terms and subject to the conditions set forth in the Restructuring Agreement, the Compost Entities and the Lionhart Entities have executed and delivered to the Escrow Agent 1) this Agreement, and
2) the other "Escrow Documents" (as that term is defined under the Restructuring Agreement).

         C. In addition to the 1998 Agreement, one or more of the Original Parties executed and delivered the 1998 Documents, as that term is defined under the Restructuring Agreement (the "1998 Documents"), on or about October 30, 1998.

         D. Under the terms of the 1998 Agreement, Lionhart received (i) a put option ("Put Option No. 1") with respect to 400,000 shares of CAHC Series B convertible preferred stock owned by LGAF ("Series B Preferred Shares"), before or after such Series B Preferred Shares are converted on a one for one basis to CAHC common shares ("Conversion Common Shares"), to be exercisable by LGAF at the time and paid by CAHC at a price of $3.10 per share , pursuant to the terms and subject to the conditions set forth in Article IX of the 1998 Agreement, and
(ii) an additional put option ("Put Option No. 2"), with respect to 553,386 CAHC common shares owned by LGAF immediately following the closing of the 1998 Loan (the "Excess Common Shares"), to be exercisable by LGAF at the time and paid by CAHC at a price of $3.20 per share, pursuant to the terms and subject to the conditions set forth in Article X of the 1998 Agreement.

         E. This Agreement shall not be effective, and shall be null and void and of no force or effect whatsoever unless and until the Escrow Agent releases and delivers this Agreement from escrow as contemplated under, and pursuant to the terms and subject to the conditions set forth in, the Restructuring Agreement; and, this Agreement is and shall only be effective and valid, binding and enforceable among the Original Parties, if and only if the Escrow Agent releases and delivers this Agreement from escrow as contemplated under, and pursuant to the terms and subject to the conditions set forth in, the Restructuring Agreement.

         F. Pursuant to the terms and subject to the conditions set forth in this Agreement, the Original Parties wish to amend and restate separately in this Agreement the provisions of the 1998 Agreement concerning Put Option No. 1 and Put Option No. 2.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Original Parties hereby agree as follows:

         Section 1. Definitions and Interpretation. Unless the context otherwise requires, the capitalized terms used in this Agreement shall have the respective meanings assigned to them in the opening paragraph and the recitals to this Agreement, and elsewhere in this Agreement; capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Restructuring Agreement, the 2000 CAHC Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement and the 2000 Bedminster Stock Pledge Agreement (as those terms are defined in the Restructuring Agreement) and/or the other Escrow Documents; and, the following terms shall have the following meanings:

         "Event of Default" shall mean and include any of the following events:

                  1) any default, breach or violation by CAHC under this Agreement, in the due, full and prompt payment and discharge in full by CAHC of any obligation (i) to pay and deliver any sum of money or funds to LGAF which is not cured within (10) business days of such nonpayment and a reasonable opportunity to cure, which shall in no event be more than ten (10) business days; or (ii) to issue and deliver the Bonds to LGAF; or

                  2) except for any "Event of Default" with respect to any Put Option Obligations as provided under subparagraph (1) of this definition of "Event of Default," any other material default, breach or violation by CAHC under this Agreement in the due, full and prompt performance and discharge by CAHC of any other Put Option Obligations, after written notice of any such default by LGAF to CAHC, and a reasonable opportunity to cure the same, which shall in no event be less than thirty (30) days nor more than sixty (60) days; or

                  3) any of the Compost Entities shall voluntarily be adjudicated a bankrupt or insolvent, seek or consent to the appointment of a receiver, trustee or conservator for any or all of them, or for all or any part of their respective properties or assets, file a petition seeking relief under the Bankruptcy Law (as defined herein), or any state or any other competent jurisdiction, make any general assignment for the benefit of creditors, or admit in writing that any or all of them is or are bankrupt or insolvent or unable to pay debts as such debts mature; or

                  4) a U.S. Bankruptcy Court or any other court of competent jurisdiction shall enter an order, judgment or decree appointing a receiver or trustee for any of the Compost Entities, or for all or substantially all of their respective properties or assets, or approving a petition filed against any of the Compost Entities seeking relief under the Bankruptcy Law (as defined herein); or

                  5) any material default, breach or violation by CAHC under the 2000 CAHC Stock Pledge Agreement in the due, full and prompt performance and discharge by CAHC of any CAHC Pledge Agreement Obligations (as defined in the 2000 CAHC Stock Pledge Agreement) after written notice of such nonperformance and a reasonable opportunity to cure the same, which shall in no event be less than thirty (30) days nor more than sixty (60) days; provided, however, that with respect to any material default, breach or violation by CAHC with respect to its CAHC Pledge Agreement Obligations under Section 6.02 of the 2000 CAHC Stock Pledge Agreement, such material default, breach or violation by CAHC shall not be considered an "Event of Default" until after notice of such nonperformance and a reasonable opportunity to cure the same, which shall in no event be more than three (3) business days; or

                  6) any material default, breach or violation by CAHC under the 2000 MRCC Stock Pledge Agreement in the due, full and prompt performance and discharge by CAHC of any MRCC Pledge Agreement Obligations (as defined in the 2000 MRCC Stock Pledge Agreement) after written notice of such nonperformance and a reasonable opportunity to cure the same, which shall in no event be less than thirty (30) days nor more than sixty (60) days; provided, however, that with respect to any material default, breach or violation by CAHC with respect to its MRCC Pledge Agreement Obligations under Section 6.02 of the 2000 MRCC Stock Pledge Agreement, such material default, breach or violation by CAHC shall not be considered an "Event of Default" until after notice of such nonperformance and a reasonable opportunity to cure the same, which shall in no event be more than three (3) business days; or

                  7) any material default, breach or violation by MRCC under the 2000 Bedminster Stock Pledge Agreement in the due, full and prompt performance and discharge by MRCC of any Bedminster Pledge Agreement Obligations (as defined in the 2000 Bedminster Stock Pledge Agreement) after written notice of such nonperformance and a reasonable opportunity to cure the same, which shall in no event be less than thirty (30) days nor more than sixty (60) days; provided, however, that with respect to any material default, breach or violation by MRCC with respect to its Bedminster Pledge Agreement Obligations under Section
         6.02 of the 2000 Bedminster Stock Pledge Agreement, such material default, breach or violation by MRCC shall not be considered an "Event of Default" until after notice of such nonperformance and a reasonable opportunity to cure the same, which shall in no event be more than three (3) business days; or

                  8) any material default, breach or violation by any Compost Entity under the 2000 Pledge and Security Agreement after written notice of such default, breach or violation and a reasonable opportunity to cure the same, which shall in no event be less than thirty (30) days nor more than sixty (60) days; provided, however, that no notice and opportunity to cure shall be required for any such default, breach or violation resulting from a failure to deposit proceeds of any Collateral Sale in the Cash Collateral Account in accordance with the requirements of Section 3(b) of the 2000 Pledge and Security Agreement; or,

                  9) the failure of the Compost Entities to establish the cash collateral account in the manner required by the Cash Collateral Account Agreement or the failure of the Compost Entities to deposit in such cash collateral account all sums required to be deposited therein by the Cash Collateral Account Agreement.

         "Financial Closing of the Miami Project" shall mean the financial closing of a project financing in excess of $25,000,000 by MRCC or any other subsidiary or affiliate of CAHC for the Miami Project and receipt of bond or loan proceeds for such Miami Project (excluding escrowed or restricted proceeds) by MRCC or such other affiliate or subsidiary of CAHC.

         "Miami Project" shall mean the development, construction and/or acquisition by CAHC, MRCC or Bedminster, or any of their respective affiliates, subsidiaries or successors or assigns of a composting facility or any other waste processing, recycling, reclamation or transportation facility, including, without limitation, a waste transfer station in Miami-Dade County, Florida.

         "Put Election No. 1" shall have the meaning specified in Section 2 of this Agreement.

         "Put Election No. 2" shall have the meaning specified in Section 3 of this Agreement.

         "Put Option Date" with respect to Put Option No. 1 and Put Option No. 2 shall mean the earlier of (i) March 29, 2002 or (ii) the date corresponding to the Financial Closing of the Miami Project.

         "Put Option Obligations" shall mean all of the indebtedness, obligations, duties, undertakings and liabilities of CAHC to LGAF under this Agreement, whether direct or indirect, absolute or contingent, liquidated or disputed, due or to become due, now existing or hereafter arising, and any and all modifications, amendments, restatements, extensions, renewals, supplements and replacements thereof, and all reasonable costs and expenses incurred or paid or incurred by LGAF or the other Lionhart Entities to enforce this Agreement, or any rights thereunder, upon the occurrence of any Event of Default; provided, however that the Put Option Obligations shall not exceed in the aggregate the amount required to pay the Puts.

         "Puts" shall mean collectively the rights granted to Lionhart with respect to Put Option No. 1 and Put Option No. 2.

         Unless the context clearly requires otherwise, as used in this Agreement, words of any gender shall be construed to include each other gender when appropriate and words of the singular number shall be construed to include the plural number, and vice versa, when appropriate.

         The titles, captions, and headings of the sections of this Agreement have been inserted for convenience of reference only, and are not to be considered a part hereof and shall not in any way modify or restrict any of the terms or provisions hereof or be considered or given any effect in construing this Agreement or any provisions hereof or in ascertaining intent, if any question of intent shall arise.

         The parties acknowledge that each party, and their respective counsel have participated in the drafting and revision of this Agreement.

         Section 2. Amended/Restated Put Option No. 1. Put Option No. 1, granted by CAHC to LGAF in Article IX of the 1998 Agreement, is hereby amended and restated in its entirety, as follows:

                  (a) With respect to all of the Series B Preferred Shares or any Conversion Common Shares converted from the Series B Preferred Shares, CAHC hereby confirms that it has granted to LGAF, and hereby reaffirms that CAHC grants, conveys, transfers and delivers to LGAF, a put option (referred to herein as "Put Option No. 1"), for and with respect to each and every share of Series B Preferred Share or any Conversion Common Share converted from any Series B Preferred Share, that is and shall be exercisable at any time in the sole discretion and election of LGAF strictly in accordance with this Section 2, and pursuant to which, upon any exercise thereof by LGAF, LGAF shall be deemed conclusively to have exercised its Put Option No. 1 with respect to all such Series B Preferred Shares and Conversion Common Shares, and LGAF shall have the right to demand and compel CAHC to purchase from LGAF, and CAHC shall then and thereupon have the unconditional duty and obligation to purchase from LGAF, all such Series B Preferred Shares or Conversion Common Shares, pursuant to the terms and subject to the conditions of Put Option No. 1, as set forth in this Section 2.

                  (b) Any exercise of Put Option No. 1 is and shall be subject to the following procedures and conditions:

                           (i) Put Option Election. In order to elect to
                  exercise Put Option No. 1, LGAF shall deliver to CAHC, via fax (followed promptly by a hard copy) or hard copy, a written notice of an election at any such time ("Put Election No. 1"), not more than twenty (20) business days before and not less than ten (10) business days prior to the Put Option Date.

                           (ii) Put Purchase Price. Upon the receipt by CAHC of
                  any such Put Election, LGAF shall have the duty to sell to CAHC, and CAHC shall have the duty to purchase from LGAF, on the Put Option Date, all such Series B Preferred Shares and/or Conversion Common Shares, for the purchase price ("Put Purchase Price No. 1") of US $3.10 per share, which shall be paid by CAHC to LGAF in US cash or currency, or equivalent good US funds, on the Put Option Date.

                           (iii) Lapse. If the Put Option No. 1 is not exercised
                  by LGAF as provided under this Section 2, then Put Option No. 1 shall then terminate and lapse, and shall thereafter be of no legal force or effect.

                  (c) The Compost Entities hereby agree, promise and covenant 1) to use commercially reasonable efforts to notify LGAF, in writing, at least ninety (90) days prior to the approximate date corresponding to the "Financial Closing of the Miami Project," as anticipated by the respective management of the Compost Entities, 2) upon any demand by LGAF, but, in any case, not more frequently than on a calendar quarter basis, provide to LGAF, within ten (10) business days of any such demand, a full and detailed written report of the status and all material developments relating to or affecting the Miami Project (including, without limitation, the financing, development, construction and/or operation of the Miami Project) and 3) in any event, at least twenty (20) days in advance of any scheduled Financial Closing of the Miami Project, Compost shall notify LGAF of such scheduled Financial Closing of the Miami Project in writing. Any notification by the Compost Entities to LGAF that complies with the requirements under this Section 2(c) shall be deemed to satisfy the requirements of Section 3(b).

                  (d) Stock Certificate-Put Option No. 1 Legends.

                           (i) Certificates-Series B Preferred Shares. CAHC and
                  LGAF confirm that CAHC has placed or caused or will place or cause to be placed on each stock certificate that represents any one (1) or more of the above-referenced 400,000 shares of Series B Preferred Stock to which the Put Option No. 1 is applicable, and each such stock certificate bears or shall be caused to bear, a legend which includes substantially the following language:

                                    "The securities represented
                           hereby are subject to a Put, that is
                           or may be exercised by the registered
                           holder hereof, at any time after
                           October 30, 1998, and on or before the
                           earlier of (i) March 29, 2002, or (ii)
                           the date corresponding to the
                           Financial Closing of the Miami
                           Project, pursuant to the terms and
                           subject to the conditions set forth in
                           a Put Option Agreement, dated on or
                           about March 29, 2000, by and among
                           Compost America Holding Company, Inc.,
                           Miami Recycling and Composting
                           Company, Inc., Bedminster Seacor Miami
                           Services Corporation, Lionhart Global
                           Appreciation Fund, Ltd., Lionhart
                           Investments, Ltd., and Global
                           EarthFund Partners, LLC."

                           (ii) Certificates-Conversion Common Shares. CAHC and
                  LGAF further confirm that CAHC has placed or caused or will place or cause to be placed on each stock certificate that represents any one (1) or more of the above-referenced Conversion Common Shares to which the Put Option No. 1 is applicable, and each such stock certificate bears or shall be caused to bear, a legend which includes substantially the following language:

                                    "The securities represented
                           hereby are subject to a Put, that is
                           or may be exercised by the registered
                           holder hereof, at any time after
                           October 30, 1998, and on or before the
                           earlier of (i) March 29, 2002, or (ii)
                           the date corresponding to the
                           Financial Closing of the Miami
                           Project, pursuant to the terms and
                           subject to the conditions set forth in
                           a Put Option Agreement, dated on or
                           about March 29, 2000, by and among
                           Compost America Holding Company, Inc.,
                           Miami Recycling and Composting
                           Company, Inc., Bedminster Seacor Miami
                           Services Corporation, Lionhart Global
                           Appreciation Fund, Ltd., Lionhart
                           Investments, Ltd., and Global
                           EarthFund Partners, LLC."

                  (e) CAHC Opt Out Rights. Notwithstanding the provisions of this Section 2, but subject to Section 19(c) of this Agreement, upon LGAF's exercise of Put Election No. 1, CAHC may either select ("Selection"), in its sole discretion, one of the following two (2) alternatives: (i) CAHC may elect to honor Put Option No. 1 and purchase the associated securities on the Put Option Date or, (ii) alternatively, CAHC may, within five (5) business days after the exercise of Put Election No. 1 ("Election Period"), by notice to LGAF in the same manner as provided in Section 2(b)(i) hereof, notify LGAF that it is electing to opt out of Put Option No. 1. If, upon the expiration of such Election Period, CAHC has not provided such notice to LGAF of its Selection, then CAHC shall deemed conclusively under this Agreement to have decided and elected to honor Put Option No. 1 and to thereafter purchase the associated securities on the Put Option Date, as contemplated under Section 2(b)(ii), and as provided under this Agreement. If CAHC notifies LGAF that it is electing to opt out of Put Option No. 1, then and in such case, on the Put Option Date, LGAF shall surrender to CAHC or its agent the Series B Preferred Shares or Conversion Common Shares, as applicable, and contemporaneously therewith CAHC shall pay to LGAF U.S. $40,000 and additionally shall issue and cause to be delivered to LGAF ten (10) debentures ("Bonds"), each with a face value of U.S. $120,000 and each subject to the following rights, terms and conditions:

                           (i) The Bonds shall mature at the end of the
                  thirtieth (30th) month after the date of issue of the Bonds.

                           (ii) The yield of the Bonds shall be 11%, payable in
                  arrears on each and every thirtieth (30th) day anniversary after the date of issue of the Bonds. If, prior to maturity of the Bonds, three month LIBOR plus 500 basis points equals or exceeds 11%, then and thereafter the yield shall be floating, and shall be reset every three (3) months, at the rate of the higher of (i) the highest applicable yield of the Bonds since the date of issue or (ii) the sum of then applicable three month LIBOR plus 500 basis points.

                           (iii) The Bonds will be (x) secured by a pledge and
                  delivery to a trustee of all of the MRCC capital stock subject to the 2000 MRCC Stock Pledge Agreement (as defined under the Restructuring Agreement), all of the Bedminster capital stock subject to the 2000 Bedminster Stock Pledge Agreement (as defined under the Restructuring Agreement), 1,000,000 shares of fully registered and freely tradable CAHC common stock (including the 600,000 CAHC Pledged Shares, as defined in the Restructuring Agreement), and (y) any cash or other distributions or dividends paid in respect of the stock to be pledged in subclause (x) above, which represent in whole or in part an extraordinary, liquidating or other distribution of capital on such stock, shall be paid, distributed and turned-over to the trustee for the benefit of LGAF and retained by such trustee for the benefit of LGAF as additional collateral securing the Bonds.

                           (iv) Each of the Bonds shall be convertible, in whole
                  or in part, into fully registered and freely tradable common stock of CAHC, at any time prior to maturity, at the price per share of common stock equal to the lesser of (i) U.S. $0.40, or (ii) 50% of the average closing bid price (as commonly determined) for the five (5) trading days immediately preceding the date of conversion; provided, however, that the convertibility rights attributable to the remaining outstanding Bonds, in whole or in part, shall lapse automatically when and if CAHC has issued to LGAF (and/or any subsequent holders of any and all of the Bonds) a cumulative total of 3,000,000 shares of any such common stock of CAHC due to conversions thereof.

                           (v) CAHC shall have the right to prepay the Bonds, at
                  any time prior to maturity, upon thirty (30) day written notice.

         Section 3. Restated/Amended Put Option No. 2. Put Option No. 2, granted by CAHC to LGAF in Article X of the 1998 Agreement, is hereby amended and restated in its entirety, as follows:

                  (a) Put. CAHC hereby confirms that it has granted to LGAF and hereby reaffirms that CAHC grants, conveys, transfers and delivers to LGAF, a put option for and with respect to each and every Excess Common Share, that is and shall be exercisable at any time(s) in the sole discretion and election of LGAF as provided under (and pursuant to the terms and subject to the conditions set forth in) this Section 3, and pursuant to which, upon any exercise(s) thereof by LGAF, LGAF shall have the right to demand and compel CAHC to purchase from LGAF, and CAHC shall then and thereupon have the unconditional duty to purchase from LGAF, any and all such Excess Common Share(s) that are otherwise the subject of any such exercise(s) of a Put Option No. 2.

                           (i) Put Conditions. Any exercise(s) of any Put Option
                  No. 2, as provided under this Agreement, is and shall be subject to the following procedures and conditions:

                           (ii) Put Option Election. LGAF, when and if LGAF
                  elects at any time(s) to exercise a Put Option No. 2 with respect to any such Excess Common Shares, shall deliver to CAHC, via fax or hard copy, a written notice of an election at any such time(s) to exercise the Put Option No. 2 ("Put Election No. 2"), not more than twenty (20) business days before and not less than ten (10) business days prior to the Put Option Date.

                           (iii) Put Purchase Price. Upon the receipt by CAHC of
                  any such Put Election No. 2 at any time(s), LGAF shall have the duty to sell to CAHC, and CAHC shall have the duty to purchase from LGAF, on the Put Option Date, all such Excess Common Shares for which, pursuant to such Put Election, LGAF has exercised a Put Option No. 2, for the purchase price ("Put Purchase Price No. 2") of US $3.20 per share of each such Excess Common Share, which shall be paid by CAHC to LGAF in US cash or currency, or equivalent good US funds, on the Put Option Date.

                           (iv) Lapse. Any Put Option No. 2, with respect to any
                  such Excess Common Shares, that is not exercised as provided under Section 3(a) of this Agreement, shall then and thereafter terminate and lapse, and shall not thereafter have any legal force or effect.

                  (b) The Compost Entities hereby agree, promise and covenant 1) to notify LGAF, in writing, at least ninety (90) days prior to the approximate date corresponding to the "Financial Closing of the Miami Project," as anticipated by respective management of the Compost Entities, 2) upon any demand by LGAF, but, in any case, not more frequently than on a calendar quarter basis, provide to LGAF, within ten (10) business days of such demand, a full and detailed written report of the status and all material developments relating to or affecting the Miami Project (including, without limitation, the financing, development, construction and/or operation of the Miami Project) and 3) in any event, at least twenty (20) days in advance of any scheduled Financial Closing of the Miami Project, Compost shall notify LGAF of such scheduled Financial Closing of the Miami Project in writing. Any notification by the Compost Entities to the LGAF that complies with the requirements under this Section 3(b) shall be deemed to satisfy the requirements of Section 2(c).

                  (c) Stock Certificate-Put Option No. 2 Legends. CAHC and LGAF hereby agree, promise and covenant that CAHC has placed or caused or will place or cause to be placed on each stock certificate, that represents any one (1) or more of the above-referenced Excess Common Shares to which the Put Option No. 2 is applicable, and each such stock certificate bears or shall be caused to bear, the following legend:

                                    "The securities represented
                           hereby are subject to a Put, that is
                           or may be exercised by the registered
                           holder hereof, at any time after
                           October 30, 1998, and on or before the
                           earlier of (i) March 29, 2002, or (ii)
                           the Financial Closing of the Miami
                           Project, pursuant to the terms and
                           subject to the conditions set forth in
                           a Put Option Agreement, dated on or
                           about March 29, 2000, by and among
                           Compost America Holding Company, Inc.,
                           Miami Recycling and Composting
                           Company, Inc., Bedminster Seacor Miami
                           Services Corporation, Lionhart Global
                           Appreciation Fund, Ltd., Lionhart
                           Investments, Ltd., and Global
                           EarthFund Partners, LLC."

         Section 4. Effectiveness. This Agreement shall not be effective, and shall be null and void and of no force or effect whatsoever unless and until the Escrow Agent releases and delivers this Agreement from escrow as contemplated under, and pursuant to the terms and subject to the conditions set forth in, the Restructuring Agreement; and, this Agreement is and shall only be effective and valid, binding and enforceable among the Original Parties, if and only if the Escrow Agent releases and delivers this Agreement from escrow as contemplated under, and pursuant to the terms and subject to the conditions set forth in, the Restructuring Agreement.

         Section 5. Miami/Bedminster Guaranty.

               5.01 Guaranty. MRCC and Bedminster (collectively, the "Guarantors"), on an absolute, unconditional and continuing basis, each hereby guarantees to LGAF, and its successors and assigns, and participants and guarantors, that CAHC shall timely, fully and completely pay, perform and discharge all Put Option Obligations of CAHC under this Agreement, including, without limitation, 1) all Put Option Obligations that relate to or arise from the Puts and/or the Bonds, 2) all costs, reasonable attorneys' fees and other expenses paid or incurred by LGAF to enforce the terms of or collect any sums under this Agreement upon an Event of Default by CAHC, and/or 3) all renewals and extensions thereof (the "Guaranty"). Pursuant thereto, MRCC and Bedminster absolutely, unconditionally and continuously agree, promise and covenant that, upon an Event of Default, MRCC and Bedminster, upon demand by LGAF and without further notice of dishonor and without any notice with respect to any matter or occurrence having been given to CAHC previous to any such demand, shall immediately pay, perform and/or discharge completely and fully any and all such Put Option Obligations. Each of MRCC, Bedminster and LGAF hereby confirms that it is the intention of all such persons that this Guaranty and the obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of Title 11, U.S. Code, or any similar federal or state law for the relief of debtors ("Bankruptcy Law"), the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to this Guaranty and the obligations of each Guarantor hereunder. To effectuate the foregoing intention, LGAF, MRCC and Bedminster hereby irrevocably agree that the obligations of each Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the obligations of such Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.

               5.02 Miscellaneous. The Guarantors each hereby consents, and hereby promises, covenants and agrees, that:

                  (a) The Put Option Obligations 1) may be changed, altered, amended, supplemented or otherwise modified from time to time (pursuant to the terms and subject to the conditions of and as set forth in this Agreement) and/or 2) may be altered, amended, supplemented, modified, or waived, postponed or released from time to time by (or for) CAHC with the advance and prior written approval and consent of LGAF (pursuant to the terms and subject to the conditions of and as are set forth in this Agreement); and, this Guaranty, without any further or later consent or approval by MRCC and Bedminster, shall remain in full force and effect, pursuant to all terms and provisions hereof, and the Guarantors shall not be released of or from any duty, obligation or undertaking under this Section 5 whatsoever, notwithstanding any such alteration, amendment, supplement, modification, waiver, postponement or release of any such Put Option Obligations.

                  (b) The duties and obligations of each of the Guarantors, under this Section 5, are continuing, absolute and unconditional, irrespective of any circumstances whatsoever which might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety.

                  (c) The Guarantors shall not be entitled to any set-off, claim, reduction or diminution of any Put Option Obligation, or any defense of any kind or nature to which any of the Compost now has or hereafter may have against any of the Lionhart Entities, with respect to the payment or performance of any Put Option Obligations under this Agreement.

                  (d) The Guarantors each waives any and all legal requirements that LGAF, and/or its successors and assigns, shall or must commence or institute any action, lawsuit or proceedings (at law or in equity) against CAHC under this Agreement, or any part thereof, or with respect to any security or collateral pledged to or held by LGAF under any applicable security agreements or other documents, as a condition precedent to commencing or instituting any action, lawsuit or other proceeding against the Guarantor(s) under or pursuant to Section 5 of this Agreement. LGAF shall have the right, in its sole and exclusive discretion, upon any Event of Default as otherwise provided under this
         Section 5, to immediately (or at any time thereafter) commence and otherwise institute any such action, lawsuit or proceedings (at law or in equity) against the Guarantors (or any Guarantor), notwithstanding whether or not any such action, lawsuit or other such proceeding is also commenced against CAHC.

                  (e) All remedies, that are otherwise available to LGAF under this Agreement, or under applicable law, or by reason of this Guaranty, are separate and cumulative remedies, and no one of such remedies, whether or not exercised by LGAF, shall be deemed to be an exclusion of any one of the other remedies available to LGAF, and shall in no way limit or prejudice any other legal or equitable remedies that LGAF may have, under this Agreement.

                  (f) No failure or delay (or any forbearance or other accommodation) on the part of the LGAF, or in exercising any right, power, or remedy hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy hereunder. Any waiver by LGAF of any Event of Default, shall not operate as or be construed to be a waiver of any other Event of Default. The failure of LGAF to insist upon strict adherence to any terms of this Section 5 on one or more occasions will not be considered a waiver or deprive LGAF of the right thereafter to insist upon strict adherence to that term or any other term of this Section 5.

                  (g) LGAF shall not be required to pursue any other remedies before invoking the bargain and benefits of this Section 5, and specifically LGAF shall not be required to exhaust its remedies against the Guarantors, or CAHC, or any other co-debtors, or any surety or other guarantor, or to proceed against any security now or hereafter existing for the performance or payment of any such Put Option Obligations.

                  (h) Until all Put Option Obligations are paid, performed, satisfied and discharged, as otherwise contemplated under this Agreement, the Guarantors shall not be released 1) by any act or thing that might be deemed as a legal or equitable discharge of a surety or
         2) by reason of any waiver, extension, modification, forbearance, or delay of or by LGAF, or 3) by reason of any further obligation, agreement or undertaking, and the Guarantors hereby expressly waive and surrender any defense to their liabilities and duties under this
         Section 5 based upon any of the foregoing acts, things, agreements or waivers.

                  (i) The Guarantors each hereby waive presentment for payment, demand, protest, notice of demand or protest and/or of dishonor, notice of acceptance hereof, notices of default, and all other notices now or hereafter provided by law, and/or diligence in collecting and in bringing or commencing any lawsuit, action or other proceeding under this Agreement. LGAF shall not have any duty or obligation to notify the Guarantors of their respective acceptance of this Guaranty or of any advances made or credit extended on the faith hereof, or the failure of any Guarantor or CAHC to pay or perform any of the Put Option Obligations as any such Put Option Obligations mature, or otherwise, or to use diligence in preserving the liability of any person under the Put Option Obligations. To the fullest extent permitted by applicable law, the Guarantors waive all defenses given to sureties and guarantors at law or in equity other than the actual payment or performance of the Put Option Obligations, and waive, to the fullest extent permitted by applicable law, all defenses based upon questions of validity, legality or enforceability of this Agreement and/or the Put Option Obligations.

         Section 6. Termination. On the day immediately after a date that is ten
(10) business days after the last date that either of the Puts may be exercised, and provided (i) that CAHC is not then in default of its obligations to pay Purchase Price No. 1 to LGAF under Section 2(b)(ii) or, if applicable its obligations to deliver any considerations to LGAF pursuant to Section 2(e) and
(ii) that CAHC is not then in default of its obligations to pay Purchase Price No. 2 under Section 3(a)(ii) then the pledge, assignment and security interests granted in the 2000 CAHC Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 Pledge and Security Agreement and the Cash Collateral Account Agreement shall terminate and LGAF, individually and in its capacity as the collateral agent for the Lionhart Entities, shall promptly return for cancellation to the Compost Entities any and all collateral (including, without limitation, any common stock and any other securities then held by LGAF, individually and in its capacity as collateral agent for the Lionhart Entities, as security for the Puts under this Agreement, the 2000 CAHC Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 Pledge and Security Agreement, the Cash Collateral Account Agreement or any of the other applicable Escrow Documents), and no party shall have further rights or obligations hereunder or under the 2000 CAHC Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement or the 2000 Pledge and Security Agreement and the Cash Collateral Account Agreement.

         Section 7. Security. The Puts evidenced by this Agreement are secured by the security described in the 2000 CAHC Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Pledge and Security Agreement, the Cash Collateral Account Agreement and the 2000 Bedminster Stock Pledge Agreement (as each of those terms are defined under the Restructuring Agreement); subject, however, to the rights of the Compost Entities to provide substitute security as described in and as provided under Section 19 hereof.

         Section 8. Waiver and Amendment. Neither any modification or waiver of any provision of this Agreement, nor any consent to any departure by the Compost Entities therefrom, shall in any event be effective unless the same shall be set forth in writing duly signed or acknowledged by the Lionhart Entities and the Compost Entities, and then such waiver or consent shall be effective only in the specific instance, and for the specific purpose, for which given.

         Section 9. Binding Effect. This Agreement shall be binding upon and inure to the benefits of the parties hereto and their respective successors and permitted assigns. If, at any time or times, by assignment or otherwise, LGAF, LHI and/or GEP transfers any of their respective rights under this Agreement, any such transfer shall carry with it LGAF's, LHI's and GEP's rights, interests and powers under this Agreement, including all such rights, interests and powers that relate to or arise from this Agreement. Subject only to the provisions of
Section 5.9 of the Restructuring Agreement, LGAF, LHI and GEP, in their sole discretion and at their sole option, shall have the right to assign this Agreement, to any successor(s) or assign(s) or LGAF, LHI and/or GEP.

         Section 10. Successors and Assigns. The term "LGAF," for purposes of this Agreement, shall mean LGAF, and each and every successor registered owner of any Series B Preferred Shares, Conversion Common Share(s) and/or Excess Common Shares thereafter, and the rights and duties, as provided and set forth in this Agreement, shall inure to the benefit of, and shall be binding upon, the Compost Entities and the Lionhart Entities, and their respective successors and assigns.

         Section 11. Severability. If any provision of this Agreement is held invalid, illegal or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision shall thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this Agreement, as the situation may require, and this Agreement shall be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein, as the case may be, and the remainder of this Agreement shall be valid, enforceable and binding among the Compost Entities and the Lionhart Entities.

         Section 12. Sole and Entire Agreement. This Agreement and the other agreements, instruments, certificates and documents referred to or described herein constitute the sole and entire agreement and understanding between the parties hereto as to the subject matter hereof, and supersede all prior discussions, agreements and understandings of every kind and nature between the parties as to such subject matter.

         Section 13. Multiple Counterparts/Facsimile Signatures. This Agreement may be simultaneously executed in multiple counterparts and each by fax or other digital or telephonic transmission, all of which shall constitute one and the same instrument, and each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         Section 14. Notices. Any notice or other communication required or permitted to be given hereunder shall be given as provided under the Restructuring Agreement.

         Section 15. Applicable Law, Jurisdiction and Venue. The parties hereby represent and warrant, and hereby promise, agree and covenant, as follows:

                  (a) This Agreement shall be governed by, construed in accordance with, and shall be enforced under, the laws of the State of New Jersey, exclusive of its rules relating to conflict of laws.

                  (b) Subject to applicable conflict of laws principles, the parties shall accept venue with respect to all claims, actions or lawsuits that relate to or arise from this Agreement, in any state court or U.S. Court of competent jurisdiction that sits in Newark, New Jersey. The parties each hereby, and irrevocably and unconditionally, for itself and its properties, submits to the jurisdiction of any such New Jersey court or U.S. Court sitting in Newark, New Jersey, and any appellate court with jurisdiction thereover, in any action or proceeding relating to or arising from this Agreement, or for the recognition or enforcement of any judgment, and the parties each hereby, and irrevocably and unconditionally, agrees, promises and covenants that all such claims in respect of any such action or proceeding shall be heard, determined and adjudicated in by any such New Jersey court or, to the extent permitted by applicable law, by any such U.S. Court. The parties each hereby agree, promise and covenant that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  (c) The parties each hereby, and irrevocably and unconditionally, waives, to the fullest extent under applicable law, any defense or objection that it may now or hereafter have 1) to the laying of venue of any suit, action or proceeding relating to or arising from this Agreement, in any such New Jersey court or U.S. Court sitting in Newark, New Jersey, or 2) to the personal jurisdiction and/or preferred and proper venue of any such New Jersey court or any such U.S. Court in Newark, New Jersey.

         Section 16. Jury Waiver. EACH OF THE ORIGINAL PARTIES HERETO DOES HEREBY KNOWINGLY, VOLUNTARILY, IRREVOCABLY, UNCONDITIONALLY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PERSON. THIS IRREVOCABLE WAIVER OF THE RIGHT TO A JURY TRIAL IS A MATERIAL INDUCEMENT FOR LGAF, LHI AND GEP TO EXECUTE AND DELIVER, AND OTHERWISE CONSUMMATE THE TRANSACTIONS CONTEMPLATED UNDER, THIS AGREEMENT.

         Section 17. Written Instrument Requirement. This Agreement cannot be altered, amended, modified or discharged orally and no executory agreement shall be effective to modify or discharge this Agreement, in whole or in part, unless it is in writing and signed by the party against whom enforcement of the modification, alteration, amendment or discharge is sought.

         Section 18. Assignment. Subject to the provisions of Section 5.9 of the Restructuring Agreement, this Agreement, and any rights hereunder, may be assigned by LGAF, LHI and GEP, or any of their respective participants and/or successors and assigns, at their sole discretion and option. This Agreement may not be assigned by the Compost Entities, and the Compost Entities shall not delegate any of their respective duties under this Agreement, in whole or in part, without the advance written consent of the LGAF (pursuant to which any such consent may be granted or withheld in the sole discretion of the LGAF).

         Section 19. Substitution of Collateral. Each of the parties hereto agrees as follows:

                  (a) CAHC may elect at any time to deposit $3,010,835.20 in U.S. cash or currency, or other good funds (the "Cash Deposit") in an account to be held (the "Puts Funds Account") with an Acceptable Escrow Agent (for purposes of this Section 19, an "Acceptable Escrow Agent" means U.S. Trust (or any successor thereto), Wilmington Trust Company (or any successor thereto) or any other escrow agent reasonably acceptable to the Compost Entities and the Lionhart Entities) in lieu of and as substitution of security for the security provided herein and in the 2000 CAHC Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 Pledge and Security Agreement and the Cash Collateral Account Agreement to secure (x) the payment by CAHC to LGAF of the Put Purchase Price No. 1, upon the proper exercise by LGAF of Put Option No. 1, pursuant to
         Section 2(a) of this Agreement, and (y) the payment by CAHC to LGAF of the Put Purchase Price No. 2, upon the proper exercise by LGAF of Put Option No. 2, pursuant to Section 3(a) of this Agreement (collectively, the payment obligations contemplated under subsection (x) and (y) of this sentence are referred to in this Section 19 as the "Payment Obligations"). The Puts Funds Account (including the Cash Deposit in such Puts Funds Account of $3,010,835.20), upon establishment thereof and deposit therein of the Cash Deposit (in the amount of $3,010,835.20) shall then be pledged by Compost (and Compost hereby agrees to then pledge such Puts Funds Account and Cash Deposit) to LGAF (individually and in its capacity as collateral agent for the Lionhart Entities) to secure the Payment Obligations. CAHC and LGAF, individually and in its capacity as collateral agent for the Lionhart Entities, hereby agree that LGAF's pledge and security interest in the Puts Funds Account shall terminate automatically when CAHC is required to pay to LGAF such amounts as are required to be paid by CAHC upon the exercise of Put Option No. 1 and/or Put Option No. 2 (under Section 2(b) and Section 3(a) respectively of this Agreement) (the "Payment Date"), provided that, simultaneously therewith, (i) CAHC instructs the Acceptable Escrow Agent pursuant to Section 19(b) below, and (ii) that such Acceptable Escrow Agent pays and delivers to LGAF, in good funds from the Puts Funds Account, on such Payment Date, such amounts as are required to be paid by CAHC to LGAF upon the exercise of Put Option No. 1, strictly in accordance with Section 2(b)(ii) hereof, and upon the exercise of Put Option No. 2, strictly in accordance with Section 3(a)(iii) hereof.

                  (b) On the Payment Date, CAHC shall authorize and instruct such Acceptable Escrow Agent to immediately pay to LGAF from the Puts Funds Account such amounts as are required to be paid by CAHC upon the exercise of Put Option No. 1, strictly in accordance with Section 2(b)(ii) hereof and/or upon the exercise of Put Option No. 2, strictly in accordance with Section 3(a)(iii) hereof.

                  (c) If CAHC elects to and does substitute collateral pursuant to this Section 19, CAHC then and thereafter shall waive its rights under Section 2(e) of this Agreement, shall not then have any right to make any Selection, at any time, to opt-out of Put Option No. 1, and shall honor Put Option No. 1 upon the exercise of Put Option No. 1, strictly in accordance with Section 2(b)(ii) of this Agreement.

                  (d) Notwithstanding anything in this Agreement to the contrary, upon the lapse and termination of (A) Put Option No. 1 pursuant to Section 2(b)(iii) hereof and (B) Put Option No. 2 pursuant to Section 3(a)(iv) hereof, LGAF's security interest in the Puts Funds Account shall terminate automatically and all amounts in the Puts Funds Account shall be returned to CAHC.

                  (e) Immediately upon the deposit of the Cash Deposit and pledge of the Put Funds Account (and Cash Deposit) pursuant to paragraph 19(a) above (the "Put Security Release Date"), and subject to the requirements of Section 19(i) below and notwithstanding anything to the contrary in Section 6 hereof, the pledge, assignment and security interest granted by the Compost Entities in this Agreement, the 2000 CAHC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Pledge and Security Agreement and the Cash Collateral Account Agreement (collectively, the "Put Documents") shall automatically terminate and all rights to the collateral described in such documents shall revert to the applicable Compost Entities. LGAF, individually and in its capacity as collateral agent to the Lionhart Entities, will return any and all share certificates and any other documents or instruments representing any collateral held pursuant to the Put Documents to the Compost Entities as promptly as possible, but in any case no later than three (3) business days after the Put Security Release Date. Upon any such termination, LGAF, individually and in its capacity as collateral agent for the Lionhart Entities, and the other Lionhart Entities, as applicable, shall execute and deliver to the Compost Entities such documents as the Compost Entities shall reasonably request to evidence such termination.

                  (f) The 2000 CAHC Stock Pledge Agreement, the 2000 Bedminster Stock Pledge Agreement, the 2000 MRCC Stock Pledge Agreement, the 2000 Pledge and Security Agreement and the Cash Collateral Account Agreement shall terminate automatically on the Put Security Release Date and the Compost Entities will have no further duty or obligation under any such agreements.

                  (g) On the Put Security Release Date, Section 5 of this Agreement and the Guaranty contained therein shall be automatically terminated and shall be null and void and of no further force or legal effect.

                  (h) LGAF, individually and in its capacity as collateral agent for the Lionhart Entities, and other Lionhart Entities hereby acknowledge that funds in the Pledgee Account (as defined in the Cash Collateral Account Agreement) may be transferred to the Puts Funds Account (pursuant to the terms and conditions of the Cash Collateral Account Agreement) to satisfy in whole or in part the requirements of
         Section 19.

                  (i) Upon the establishment of the Puts Funds Account and deposit therein of the Cash Deposit (in the amount of $3,010,835.20, as provided under Section 19(a) above): CAHC, concurrently therewith will represent and warrant to LGAF, in writing, and shall be deemed to have represented and warranted to LGAF prior to and upon such establishment and funding of the Puts Funds Account, that (1) CAHC owns title to all funds and other properties that will be deposited in that Puts Funds Account, free of all security interests, pledges, liens, restrictions or encumbrances (except for the pledge and security interest to be granted hereby to LGAF), (2) CAHC has the power and authority to establish and so fund the Puts Funds Account, and that the establishment and funding of that Puts Funds Account is not then violative of any applicable laws or orders, or any other undertaking of CAHC, which would have a material adverse effect on CAHC, and (3) the security interest and pledge in and to the Puts Funds Account and the funds or other properties deposited therein, as will be granted by CAHC to LGAF, is then a valid and perfected first and priority security interest and (4) as of the date of the establishment of Puts Funds Account, to the best knowledge and information of CAHC after due inquiry, and based primarily upon the advice of professions employed or engaged by and for CAHC, CAHC reasonably believes that it will not be or become insolvent under applicable laws immediately after and as a result of the deposit of $3,010,835.20 in good funds into the Puts Funds Account.



           [THE REMAINDER OF THIS DOCUMENT IS DELIBERATELY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto, by their respective duly authorized and appoint officers, have executed and delivered this Agreement, effective on this 29th day of March, 2000, as follows:

LIONHART GLOBAL APPRECIATION                COMPOST AMERICA HOLDING
FUND, LTD., for itself and as               COMPANY, INC.
collateral agent for Lionhart
Investments, Ltd. and Global
Earthfund Partners, L.L.C.


----------------------------------          -----------------------------------
Signature                                   Signature


----------------------------------          -----------------------------------
Printed                                     Printed


----------------------------------          -----------------------------------
Title                                       Title

LIONHART INVESTMENTS, LTD.                  MIAMI RECYCLING AND COMPOSTING
                                            COMPANY, INC.


----------------------------------          -----------------------------------
Signature                                   Signature


----------------------------------          -----------------------------------
Printed                                     Printed


----------------------------------          -----------------------------------
Title                                       Title

GLOBAL EARTHFUND PARTNERS, LLC              BEDMINSTER SEACOR SERVICES MIAMI
                                            CORPORATION


----------------------------------          -----------------------------------
Signature                                   Signature


----------------------------------          -----------------------------------
Printed                                     Printed


----------------------------------          -----------------------------------
Title                                       Title

                                                                       EXHIBIT 8





                            ENVIRONMENTAL PROTECTION & IMPROVEMENT COMPANY, INC.
                                   SUMMARY OF PERIOD ENDED BALANCE SHEETS

                                        Jan. 31, 2000      Oct. 31, 1999       July 31, 1999      April 30, 1999     April 30, 1998
                                        -------------      -------------       -------------      --------------     --------------
                                          (Internal)         (Internal)          (Internal)         (Unaudited)        (unaudited)
Total Current Assets                      $6,913,391        $7,789,443          $6,246,764          $6,283,681         $5,511,794

Total Current Liabilities                  4,695,929         5,512,406           3,897,318           5,375,412          2,566,470
                                         -----------       -----------         -----------         -----------        -----------

Working Capital                            2,217,462         2,277,037           2,349,446             908,269          2,945,324
                                         -----------       -----------         -----------         -----------        -----------

Non-Current Assets:
Property, Plant & Equipment                9,516,527        10,165,383          10,254,602          10,721,582         11,185,659
Intangible Assets                         25,078,110        25,574,407          26,070,704          26,567,001         28,798,455
Other Assets                                  21,113            20,030              38,940             228,309            205,750
                                         -----------       -----------         -----------         -----------        -----------
Total Non-Current Assets                  34,615,750        35,759,820          36,364,246          37,516,892         40,189,864
                                         -----------       -----------         -----------         -----------        -----------


Non-Current Liabilities:
Long-term Debt                             5,706,533         6,182,642           6,639,976           7,087,062          5,622,037
Due to Related Parties                             0           327,853             485,637                   0          1,676,189
Deferred Income Taxes                     13,204,000        13,204,000          13,204,000          13,204,000         14,170,986
                                         -----------       -----------         -----------         -----------        -----------
Total Non-Current Liabilities             18,910,533        19,714,495          20,329,613          20,291,062         21,469,212
                                         -----------       -----------         -----------         -----------        -----------

Total Equity                             $17,922,679       $18,322,362         $18,384,079         $18,134,099        $21,665,976
                                         ===========       ===========         ===========         ===========        ===========

                            ENVIRONMENTAL PROTECTION & IMPROVEMENT COMPANY, INC.
                                     ANALYSIS OF STATEMENT OF OPERATIONS



                                                     Nine               Three                 Six               Three
                                                    Months              Months               Months             Months
                                                    Ended               Ended                 Ended             Ended
                                                Jan. 31, 2000       Jan. 31, 2000         Oct. 31, 1999      Oct. 31, 1999
                                                   (Internal)         (Internal)            (Internal)         (Internal)
Revenue                                          $ 19,087,947        $  5,780,451         $ 13,307,496        $  6,952,690

Operating Costs                                    13,021,793           4,035,609            8,986,184           4,721,303
                                                 ------------        ------------         ------------        ------------

Gross Profits                                       6,066,154           1,744,842            4,321,312           2,231,387

S, G & A                                            1,503,068             537,950              965,118             486,818
                                                 ------------        ------------         ------------        ------------

Profit After S, G & A                               4,563,086           1,206,892            3,356,194           1,744,569

Depreciation and Amortization                       3,108,211           1,026,858            2,081,353           1,046,288

Provision for CHAC, Inc. Note Receivable                    0                   0                    0                   0

Compensation for Stock Options                        446,250             148,750              297,500             148,750
                                                 ------------        ------------         ------------        ------------

Operating Profit                                    1,008,625              31,284              977,341             549,531

Interest Expense, net                                 636,298             199,719              436,579             210,098
                                                 ------------        ------------         ------------        ------------

Income Before Taxes                                   372,327            (168,435)             540,762             339,433

Income Taxes                                          100,000                                  100,000
                                                 ------------        ------------         ------------        ------------

Net Income                                            272,327            (168,435)             440,762             339,433
                                                 ------------        ------------         ------------        ------------

Adjustments to EBITDA
Depreciation and Amortization                       3,108,211           1,026,858            2,081,353           1,046,288
Compensation for Stock Options                        446,250             148,750              297,500             148,750
Provision for CHAC, Inc., Note Receivable                   0                   0                    0                   0
Interest Expense, net                                 636,298             199,719              436,579             210,098
Income Taxes                                          100,000                   0              100,000                   0
                                                 ------------        ------------         ------------        ------------
Total EBITDA Adjustments                            4,290,759           1,375,327            2,915,432           1,405,136
                                                 ------------        ------------         ------------        ------------

EBITDA                                           $  4,563,086        $  1,206,892         $  3,356,194        $  1,744,569
                                                 ============        ============         ============        ============

Annualized EBITDA                                $  6,084,115        $  4,827,568         $  6,712,388        $  6,978,276
                                                 ============        ============         ============        ============


                                                        Three                 Year                 Six
                                                        Months                Ended               Months
                                                         Ended              April 30,           Ended April
                                                     Jan. 31, 1999             1999              30, 1998
                                                       (Internal)           (Unaudited)         (Unaudited)
Revenue                                               $  6,354,806         $ 22,032,853         $  8,853,266

Operating Costs                                          4,264,881           15,798,816            6,081,889
                                                      ------------         ------------         ------------

Gross Profits                                            2,089,925            6,234,037            2,771,377

S, G & A                                                   478,300            1,898,736            1,736,156
                                                      ------------         ------------         ------------

Profit After S, G & A                                    1,611,625            4,335,301            1,035,221

Depreciation and Amortization                            1,035,065            4,246,996            1,950,442

Provision for CHAC, Inc. Note Receivable                         0            1,727,923                    0

Compensation for Stock Options                             148,750              595,000            2,320,500
                                                      ------------         ------------         ------------

Operating Profit                                           427,810           (2,234,618)          (3,235,721)

Interest Expense, net                                      226,481              892,805              270,435
                                                      ------------         ------------         ------------

Income Before Taxes                                        201,329           (3,127,423)          (3,506,156)

Income Taxes                                               100,000              (32,960)            (726,135)
                                                      ------------         ------------         ------------

Net Income                                                 101,329           (3,094,463)          (2,780,021)
                                                      ------------         ------------         ------------

Adjustments to EBITDA
Depreciation and Amortization                            1,035,065            4,246,996            1,950,442
Compensation for Stock Options                             148,750              595,000            2,320,500
Provision for CHAC, Inc., Note Receivable                        0            1,727,923                    0
Interest Expense, net                                      226,481              892,805              270,435
Income Taxes                                               100,000              (32,960)            (726,135)
                                                      ------------         ------------         ------------
Total EBITDA Adjustments                                 1,510,296            7,429,764            3,815,242
                                                      ------------         ------------         ------------

EBITDA                                                $  1,611,625         $  4,335,301         $  1,035,221
                                                      ============         ============         ============

Annualized EBITDA                                     $  6,446,500         $  4,335,301         $  2,070,442
                                                      ============         ============         ============


                            ENVIRONMENTAL PROTECTION & IMPROVEMENT COMPANY, INC.
                                     ANALYSIS OF STATEMENT OF OPERATIONS


                                              Nine         Three           Six       Three        Three                      Six
                                             months        Months         Months     Months       Months      Year          Months
                                             Ended         Ended          Ended      Ended        Ended      Ended          Ended
                                             Jan. 21,     Jan. 31,       Oct. 31,   Oct. 31,     Jan 31,   April 30,      April 30,
                                             2000           2000           1999       1999         1999       1999           1998
                                           (Internal)    (Internal)    (Internal)  (Internal)   (Internal) (Unaudited)   (Unaudited)
Revenue                                     100.00%       100.00%       100.00%     100.00%      100.00%     100.00%       100.00%

Operating Costs                              68.22%        69.81%        67.53%      67.91%       67.11%      71.71%        68.70%
                                            ------        ------        ------      ------       ------      ------        ------

Gross Profits                                31.78%        30.19%        32.47%      32.09%       32.89%      28.29%        31.30%

S, G & A                                      7.87%         9.31%         7.25%       7.00%        7.53%       8.62%        19.61%
                                            ------        ------        ------      ------       ------      ------        ------

Profit After S, G & A                        23.91%        20.88%        25.22%      25.09%       25.36%      19.67%        11.69%

Depreciation and Amortization                16.28%        17.76%        15.64%      15.05%       16.29%      19.28%        22.03%

Compensation for Stock Options                2.34%         2.57%         2.24%       2.14%        2.34%       2.70%        26.21%

Provision for CAHC, Inc., Note Receivable     0.00%         0.00%         0.00%       0.00%        0.00%       7.84%         0.00%
                                            ------        ------        ------      ------       ------      ------        ------

Operating Profit                              5.29%         0.54%         7.35%       7.91%        6.73%     -10.14%       -36.55%

Interest Expense, net                         3.33%         3.46%         3.28%       3.02%        3.56%       4.05%         3.05%
                                            ------        ------        ------      ------       ------      ------        ------

Income Before Taxes                           1.96%        -2.92%         4.07%       4.88%        3.16%     -14.20%       -39.60%

Income Taxes                                  0.52%         0.00%         0.75%       0.00%        1.57%      -0.15%        -8.20%
                                            ------        ------        ------      ------       ------      ------        ------

Net Income                                    1.43%        -2.92%         3.31%       4.88%        1.59%     -14.05%       -31.40%
                                            ------        ------        ------      ------       ------      ------        ------

Adjustments to EBITDA
Depreciation and Amortization                16.28%        17.76%        15.64%      15.05%       16.29%      19.28%        22.03%
Compensation for Stock Options                2.34%         2.57%         2.24%       2.14%        2.34%       2.70%        26.21%
Provision for CHAC, Inc., Note Receivable     0.00%         0.00%         0.00%       0.00%        0.00%       7.84%         0.00%
Interest Expense, net                         3.33%         3.46%         3.28%       3.02%        3.56%       4.05%         3.05%
Income Taxes                                  0.52%         0.00%         0.75%       0.00%        1.57%      -0.15%        -8.20%
Total EBITDA Adjustments                     22.48%        23.79%        21.91%      20.21%       23.77%      33.72%        43.09%
                                            ------        ------        ------      ------       ------      ------        ------

EBITDA                                       23.91%        20.88%        26.22%      25.09%       25.36%      19.68%        11.69%
                                            ======        ======        ======      ======       ======      ======        ======

                                                                       EXHIBIT 9


Compost America Holding Company, Inc. and Subsidiaries
Pro Forma Condensed Consoliated Balance Sheet
April 30, 1999
(unaudited)



 ASSETS

                                                                                                               Pro forma
                                                                         Sale of            Other               Balance
                                                        04/30/1999        Epic            Adjustments            Sheet
                                                      ------------------------------------------------------------------
 Current assets

  Cash and cash equivalents                               299,010        3,000,990                             3,300,000
  Restricted project fund trust account                91,370,763                         (91,370,763)                 -
  Accounts receivable, net                              5,440,140       (5,424,770)                               15,370
  Prepaid expenses and other current assets               512,865         (507,305)                                5,560
                                                      ------------------------------------------------------------------

   Total current assets                                97,622,778       (2,931,085)       (91,370,763)         3,320,930
                                                      ------------------------------------------------------------------

 Property, plant and equipment, net                    22,523,429      (10,221,582)                           12,301,847
                                                      ------------------------------------------------------------------
 Other assets

  Customer contract rights, net                        26,567,001      (26,567,001)                                    -
  Other intangible assets, net                          1,322,546         (228,309)                            1,094,237
  Investment in joint venture                             872,886        1,850,000                             2,722,886
  Other assets                                            254,409                                                254,409
                                                      ------------------------------------------------------------------
   Total other assets                                  29,016,842      (24,945,310)                 -          4,071,532
                                                      ------------------------------------------------------------------
                                                      149,163,049      (38,097,977)       (91,370,763)        19,694,309
                                                      ==================================================================

 Liabilities and Stockholders' Deficiency

 Current liabilities

  Short-term debt                                         522,816         (522,816)                                    -
  Bond payable                                         91,370,763                         (91,370,763)                 -
  Long-term debt, current portion                      18,814,808      (13,302,451)                            5,512,357
  Due to related parties                                8,403,637       (5,558,111)                            2,845,526
  Accounts payable                                      5,052,282       (4,952,282)                              100,000
  Accrued expenses                                      5,084,156       (5,084,156)                                    -
                                                      ------------------------------------------------------------------
   Total current liabilities                          129,248,462      (29,419,816)       (91,370,763)         8,457,883
                                                      ------------------------------------------------------------------
 Long-term debt                                         7,087,062       (7,087,062)                                    -
                                                      ------------------------------------------------------------------
 Redeemable Preferred and Common stock                 14,817,949                                             14,817,949
                                                      ------------------------------------------------------------------
 Stockholders' (deficiency)                            (1,990,424)      (1,591,099)                           (3,581,523)
                                                      ------------------------------------------------------------------
                                                      149,163,049      (38,097,977)       (91,370,763)        19,694,309
                                                      ==================================================================

Compost America Holding Company, Inc. and Subsidiaries
Pro Forma Condensed Consoliated Statement of Operations
April 30, 1999
(unaudited)



                                                                                                          Pro forma
                                                                          Sale of           Other        Statement of
                                                      04/30/1999           Epic          Adjustments      Operations
                                                      --------------------------------------------------------------
 Revenues                                              22,249,982       (22,032,853)                         217,129
                                                      --------------------------------------------------------------
 Costs and expenses

  Operating                                            15,830,073       (15,798,816)                          31,257
  Selling, general and administrative                  10,455,584        (1,898,736)                       8,556,848
  Depreciation and amortization                         6,633,425        (4,246,996)                       2,386,429
  Compensation for stock options                          595,000          (595,000)                               -
  Provision for impairment                             10,721,161                                         10,721,161
                                                      --------------------------------------------------------------

                                                       44,235,243       (22,539,548)              -       21,695,695
                                                      --------------------------------------------------------------


 Operating loss                                       (21,985,261)          506,695               -      (21,478,566)
                                                      --------------------------------------------------------------


 Other income (expense)

  Interest expense                                    (14,162,511)        2,796,682       2,700,000       (8,665,829)
  Interest income                                       3,468,273           (44,877)     (3,423,396)               -
  Loss on investment                                     (819,129)                                          (819,129)
  Gain on sale of subsidiary                                    -                                                  -
  Other, net                                             (698,044)                                          (698,044)
                                                      --------------------------------------------------------------

 Loss before income tax (provision) benefit           (34,196,672)        3,258,500        (723,396)     (31,661,568)

 Income tax (provision) benefit                         7,906,420           208,000                        8,114,420
                                                      --------------------------------------------------------------

 Net loss                                             (26,290,252)        3,466,500        (723,396)     (23,547,148)

 Preferred stock dividends                             (1,519,761)                                        (1,519,761)

 Accretion on preferred stock                          (3,040,954)                                        (3,040,954)
                                                      --------------------------------------------------------------

 Net loss applicable to common stockholders           (30,850,967)        3,466,500        (723,396)     (28,107,863)
                                                      ===============================================================


 Net loss per common share
  Basic and diluted                                         (0.75)                                             (0.68)
                                                      ============                                  =================


Footnotes to Pro Forma Financial Statements


(a) The unaudited pro forma condensed consolidated balance sheet gives effect to the proposed sale of Compost America Holding Company, Inc.'s (the "Company") wholly owned subsidiary Environmental Protection & Improvement Company, Inc. ("Epic") as of April 30, 1999. Following is a detail of the proceeds surrounding the sale as well as a use of proceeds:

    Proceeds from sale of EPIC                                   $ 31,300,000
    Note payable                                                    1,500,000
                                                                 ------------
                                                                   32,800,000

    Use of Proceeds:

    Purchase of Equity Investment                                   1,850,000
    Advancing existing projects                                       500,000
    Repayment of debt                                              16,900,000
    Severance pay                                                   1,600,000
    Settlement of disputes                                          4,717,785
    Repayment of payables                                           3,932,215
                                                                  -----------

    Net cash received, to be used for working capital             $ 3,300,000
                                                                  ===========

    Pro forma adjustments includes the disposition of the assets and liabilities of EPIC, proceeds from the sale, gain on the sale and immediate use of sale proceeds.


(b) The unaudited pro forma condensed consolidated statement of operations for the year ended April 30, 1999 include the following adjustments:

    Elimination of the revenues and expenses of EPIC for the year ended April 30, 1999.

    Elimination of $1,859,000 of interest expense due to assumption that $16,900,000 of debt would be repaid with the proceeds from the sale.

    Elimination in other adjustment column of interest income and expense from restricted project fund trust account and bond payable.

Compost America Holding Company, Inc. and Subsidiaries
Pro Forma Condensed Consoliated Balance Sheet
January 31, 2000
(unaudited)


ASSETS
                                                                                                                         Pro forma
                                                                                     Sale of            Other             Balance
                                                                    1/31/00            Epic          Adjustments           Sheet
                                                                 -------------------------------------------------------------------
Current assets

  Cash and cash equivalents                                        1,174,252        2,703,177                             3,877,429
  Accounts receivable, net                                         5,251,611       (5,232,685)                               18,926
  Prepaid expenses and other current assets                        1,151,768       (1,036,881)                              114,887
                                                                 -------------------------------------------------------------------
     Total current assets                                          7,577,631       (3,566,389)           -                4,011,242
                                                                 -------------------------------------------------------------------
Property, plant and equipment, net                                21,154,291       (9,016,527)                           12,137,764
                                                                 -------------------------------------------------------------------
Other assets

  Customer contract rights, net                                   25,078,110      (25,078,110)                                    -
  Other intangible assets, net                                     1,124,530                                              1,124,530
  Investment in joint venture                                                       1,850,000                             1,850,000
  Other assets                                                        30,615          (21,113)                                9,502
                                                                 -------------------------------------------------------------------
     Total other assets                                           26,233,255      (23,249,223)           -                2,984,032
                                                                 -------------------------------------------------------------------
                                                                  54,965,177      (35,832,139)           -               19,133,038
                                                                 -------------------------------------------------------------------
Liabilities and Stockholders' Deficiency

Current liabilities

  Short-term debt                                                    566,192                                                566,192
  Long-term debt, current portion                                 19,944,894      (13,826,973)                            6,117,921
  Due to related parties                                          11,148,613       (5,072,619)                            6,075,994
  Accounts payable                                                 5,515,702       (5,415,702)                              100,000
  Accrued expenses                                                 6,844,507       (4,430,635)                            2,413,872
                                                                 -------------------------------------------------------------------
    Total current liabilities                                     44,019,908      (28,745,929)           -                15,273,979
                                                                 -------------------------------------------------------------------

Long-term debt                                                     5,706,533       (5,706,533)                                    -
                                                                 -------------------------------------------------------------------

Redeemable Preferred and Common stock                             16,098,557                                             16,098,557
                                                                 -------------------------------------------------------------------
Stockholders' (deficiency)                                       (10,859,821)      (1,379,677)                          (12,239,498)
                                                                 -------------------------------------------------------------------
                                                                  54,965,177      (35,832,139)           -               19,133,038
                                                                 ===================================================================


Compost America Holding Company, Inc. and Subsidiaries
Pro Forma Condensed Consoliated Statement of Operations
January 31, 2000
(unaudited)



                                                                                                                       Pro forma
                                                                                   Sale of            Other           Statement of
                                                                   1/31/00           Epic           Adjustments        Operations
                                                                 -------------------------------------------------------------------
Revenues                                                          19,287,164      (19,087,947)                              199,217

Costs and expenses

  Operating                                                       13,259,800      (13,021,793)                              238,007
  Selling, general and administrative                              5,757,353       (1,503,068)                            4,254,285
  Depreciation and amortization                                    3,392,384       (3,108,211)                              284,173
  Compensation for stock options                                     446,250         (446,250)                                    -
  Provision for impairment                                                                                                        -
                                                                 -------------------------------------------------------------------
                                                                  22,855,787      (18,079,322)                 -          4,776,465
                                                                 -------------------------------------------------------------------
Operating loss                                                    (3,568,623)      (1,008,625)                 -         (4,577,248)
                                                                 -------------------------------------------------------------------
Other income (expense)

  Interest expense                                                (3,523,312)       2,030,548            703,349           (789,415)
  Interest income                                                    719,970                            (719,970)                 -
  Loss on investment                                                                                                              -
  Gain on sale of subsidiary                                                                                                      -
  Other, net                                                                                                                      -
                                                                 -------------------------------------------------------------------

 Loss before income tax (provision) benefit                       (6,371,965)       1,021,923            (16,621)        (5,366,663)

 Income tax (provision) benefit                                     (146,385)         100,000                               (46,385)
                                                                 -------------------------------------------------------------------

 Net loss                                                         (6,518,350)       1,121,923            (16,621)        (5,413,048)

 Preferred stock dividends                                        (3,997,303)                                            (3,997,303)

 Accretion on preferred stock                                     (2,153,494)                                            (2,153,494)
                                                                 -------------------------------------------------------------------

 Net loss applicable to common stockholders                      (12,669,147)       1,121,923            (16,621)       (11,563,845)
                                                                 ===================================================================

 Net loss per common share
   Basic and diluted                                                   (0.24)
                                                                 ============                                         ==============


 Footnotes to Pro Forma Financial Statements


 (a) The unaudited pro forma condensed consolidated balance sheet gives effect to the proposed sale of Compost America Holding Company, Inc.'s (the "Company") wholly owned subsidiary Environmental Protection & Improvement Company, Inc. ("Epic") as of January 31, 2000. Following is a detail of the proceeds surrounding the sale as well as a use of proceeds:

               Proceeds from sale of EPIC                          $ 31,300,000
               Note payable                                           1,500,000
                                                                   ------------
                                                                     32,800,000

               Use of Proceeds:

               Purchase of Equity Investment                          1,850,000
               Advancing existing projects                              500,000
               Repayment of debt                                     16,900,000
               Severance pay                                          1,600,000
               Settlement of disputes                                 4,717,785
               Repayment of payables                                  3,932,215
                                                                   ------------

               Net cash received, to be used for working capital    $ 3,300,000
                                                                   ============

               Pro forma adjustments includes the disposition of the assets and liabilities of EPIC, proceeds from the sale, gain on the sale and immediate use of sale proceeds.


 (b) The unaudited pro forma condensed consolidated statement of operations for the nine months ended January 31, 2000 include the following adjustments:

               Elimination of the revenues and expenses of EPIC for the nine months ended January 31, 2000.

               Elimination of $1,394,250 of interest expense due to assumption that $16,900,000 of debt would be repaid with the proceeds from the sale.

               Elimination in other adjustment column of interest income and expense from restricted project fund trust account and bond payable.

                                                                      EXHIBIT-10



                                   EXHIBIT 10

                            FORM OF NOTICE OF DISSENT

                   NOTICE TO SHAREHOLDERS OF RIGHT TO DISSENT

                      COMPOST AMERICA HOLDING COMPANY, INC.


         THIS NOTICE TO SHAREHOLDERS OF RIGHT TO DISSENT is given this 19th day of May, 2000 pursuant to a resolution of the Board of Directors (the "Board") of Compost America Holding Company, Inc., a New Jersey corporation (the "Company"), and Section 14A:5-6(2) and Chapter 11 of the New Jersey Business Corporation Act (the "Act").

         1. You are hereby notified that the Company and Synagro Technologies, Inc. ("Synagro") have negotiated, and propose and intend to consummate, execute and deliver a Stock Purchase Agreement to be effective on or about June 9, 2000 or such later date as may be required by law (the "Stock Purchase Agreement"), whereby, upon satisfaction of certain conditions stated therein, the Company will sell to Synagro all of the outstanding shares of capital stock of the Company's wholly-owned subsidiary, Environmental Protection & Improvement Company, Inc. ("EPIC"). The Company's sale of EPIC may constitute a sale of all or substantially all of the Company's assets not in the usual or regular course of business within the meaning of Section 14A:11-1(b) of the Act, thereby requiring approval of the owners of a majority of the Company's voting shares outstanding.

         2. On March 6, 2000 and March 23, 2006, the Board approved the sale of EPIC, the distribution of an information statement (the "Information Statement") to all shareholders, the distribution of this notice and the consummation of certain other transactions ( the "Transactions") in connection therewith (all as more fully described in the Information Statement), subject to the approval of shareholders entitled to cast at least the minimum number of votes which would be necessary to authorize such actions at a meeting at which the shareholders entitled to vote thereon were present in accordance with the Act. A copy of the Information Statement accompanies this Notice to Shareholders of Right to Dissent.

         3. On March 23, 2000, the Board received the written consents to such actions from a majority of the shareholders entitled to vote thereon.

         4. You are hereby notified that the proposed effective date of the Transactions is June 9, 2000 and that you have certain rights as a non-consenting shareholder, including the right to dissent and be paid fair value ("Fair Value") for your shares.

         5. To exercise your right to dissent and receive Fair Value for your shares, you must provide, within twenty days of the mailing hereof, which date is June 8, 2000, written notice to the Company of your dissent and demand for Fair Value in the form attached hereto and made a part hereof ("Notice of Dissent and Demand"). Upon making such Notice of Dissent and Demand, you shall cease to have any of the rights of a shareholder except the right to be paid Fair Value for your shares and any other rights of a dissenting shareholder under the Act. Fair value shall be determined as of March 22, 2000, the day prior to the day the Company received written consents from a majority of the shareholders entitled to vote thereon.

         6. Notice of Dissent and Demand may be supplied to:

            Compost America Holding Company, Inc.
            One Gateway Center, 25th Floor
            Newark, NJ  07102
            Attention: Richard Franks, Esquire

         7. Upon your written Notice of Dissent and Demand, you must submit your share certificates or certificates representing your shares (the "Certificates") in the Company at the above address for notation on such Certificate that such Notice of Dissent and Demand has been made. The Company must receive such Certificates no later than twenty days after your Notice of Dissent and Demand and such Certificates shall be returned to you with such notation.

         8. Your rights as a dissenting shareholder shall cease if: (1) you fail to present your certificates for notation within twenty days of your Notice of Dissent and Demand; (2) your Notice of Dissent and Demand is withdrawn with the written consent of the Company; (3) Fair Value is not agreed upon and no action to determine the Fair Value is commenced within the time periods provided below in paragraphs 9, 10 and 11; (4) the Superior Court of the State of New Jersey determines that you are not entitled to payment for your shares; (5) the sale of EPIC is abandoned or rescinded; or (6) a court of competent having jurisdiction permanently enjoins or sets aside the sale of EPIC.

         9. Not later than 10 days after the expiration of the period within which you may provide a Notice of Dissent and Demand to be paid the Fair Value of your shares, the Company shall mail to you the balance sheet and the surplus statement of the Company, as of the latest available date (which shall not be earlier than 12 months prior to the making of such offer) and a profit and loss statement or statements representing not less than a 12-month period ended on the date of such balance sheet. The Company may accompany such mailing with a written offer to pay you for your shares at a specified price deemed by the Company to be the Fair Value thereof. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or, if shares are divided into series, of the same series.

         10. If, not later than 30 days after the expiration of the 10-day period specified in paragraph 9 above, Fair Value is agreed upon between you and the Company, payment therefor shall be made upon surrender of the Certificate to the Company.

         11. If Fair Value is not agreed upon within the 30-day period specified in paragraph 10 above, you may serve upon the Company a written demand (a "Determination Demand") that it commence an action in the Superior Court for the determination of the Fair Value of the shares. Such Determination Demand shall be served not later than 30 days after the expiration of the 30-day period for making the Determination Demand and such action shall be commenced by the Company not later than 30 days after receipt by the Company of such Determination Demand, but nothing herein shall prevent the Company from commencing such action at any earlier time.

         12. If the Company fails to commence the action as provided in the immediately preceding paragraph, you may do so in the name of the Company, not later than 60 days after the expiration of the time limited by the immediately preceding paragraph in which the Company may commence such an action.

         13. In any action to determine the Fair Value of shares, the Superior Court of New Jersey shall (i) have jurisdiction to proceed in a summary manner,
(ii) make all dissenting shareholders parties to the action, (iii) have discretion to appoint an appraiser to receive evidence and report to the court on the question of Fair Value and (iv) have the power to render judgment against the Company in the amount of the Fair Value of the shares. A judgment in any such action shall be payable upon surrender to the corporation of the Certificate. The costs and expenses of bringing any such action, including the fees and expenses of any appraiser but excluding fees and expenses of counsel and any experts you may employ, will be determined by the court and apportioned among the parties to the action.

                          NOTICE OF DISSENT AND DEMAND

         The undersigned is the registered owner of _____ shares of common stock of Compost America Holding Company, Inc., a New Jersey corporation (the "Company") bearing certificate number(s) ___________ (the "Shares").

         The undersigned acknowledges receipt from the Company of a copy of a Notice to Shareholders of Right to Dissent dated May 19, 2000. In compliance with the terms of Section 14A:5-6(2) and Chapter 11 of the New Jersey Business Corporation Act, the undersigned hereby notifies the Company that such shareholder wishes to dissent from the Transactions (as defined in the Notice to Shareholders of Right to Dissent) and demands Fair Value (as defined in the Notice to Shareholders of Right to Dissent) for the Shares.



         Print Name of Registered Owner     ___________________________

         Dated:                             ___________________________

         Signature:                         ___________________________

                                                       EXHIBIT G TO SCHEDULE 13D










                     LIMITED LIABILITY COMPANY AGREEMENT OF
                               W-L ASSOCIATES, LLC


                               as of June 15, 2000


                                      Among


                            WASTECO VENTURES LIMITED


                                       and


                                 ROBERT J. LONGO

                                TABLE OF CONTENTS

                                                                                                               Page


                             Article I DEFINED TERMS
Section 1.1       Definitions.....................................................................................1
Section 1.2       Headings........................................................................................6

                          Article II FORMATION AND TERM

Section 2.1       Continuation....................................................................................6
Section 2.2       Name............................................................................................6
Section 2.3       Term............................................................................................6
Section 2.4       Registered Agent and Office.....................................................................6
Section 2.5       Principal Place of Business.....................................................................7
Section 2.6       Qualification in Other Jurisdictions............................................................7

                                   Article III PURPOSE AND POWERS OF THE COMPANY

Section 3.1       Purpose.........................................................................................7
Section 3.2       Powers of the Company...........................................................................7
Section 3.3       Limitations on Company Powers...................................................................9

                    Article IV CAPITAL CONTRIBUTIONS, INTERESTS, CAPITAL ACCOUNTS AND ADVANCES

Section 4.1       Capital Contributions...........................................................................9
Section 4.2       Member Interests...............................................................................10
Section 4.3       Status of Capital Contributions................................................................10
Section 4.4       Capital Accounts...............................................................................10
Section 4.5       Advances.......................................................................................11

                                Article V MEMBERS

Section 5.1       Powers of Members..............................................................................11
Section 5.2       Reimbursements.................................................................................12
Section 5.3       Partition......................................................................................12
Section 5.4       Resignations; Retirements......................................................................12

                              Article VI MANAGEMENT

Section 6.1       Designation of Manager.........................................................................12
Section 6.2       Manager as Agent...............................................................................13
Section 6.3       Powers of the Manager..........................................................................13


Section 6.4       Fees     ......................................................................................13
Section 6.5       Reimbursement..................................................................................13
Section 6.6       Removal of Manager.............................................................................13
Section 6.7       Resignation of Manager.........................................................................13
Section 6.8       Reliance By Third Parties......................................................................13

                       Article VII AMENDMENTS AND MEETINGS

Section 7.1       Amendments.....................................................................................14
Section 7.2       Meetings of the Members........................................................................14

                            Article VIII ALLOCATIONS

Section 8.1       Profits and Losses.............................................................................14
Section 8.2       Allocation Rules...............................................................................15
Section 8.3       Tax Allocations; Section 704(c) of the Code....................................................15

                            Article IX DISTRIBUTIONS

Section 9.1       Special Distributions..........................................................................16
Section 9.2       Limitations on Distribution....................................................................17

                           Article X BOOKS AND RECORDS

Section 10.1      Books, Records and Financial Statements........................................................17
Section 10.2      Accounting Method..............................................................................17
Section 10.3      Annual Audit...................................................................................17

                             Article XI TAX MATTERS

Section 11.1      Tax Matters Member.............................................................................18
Section 11.2      Right to Make Section 754 Election.............................................................18
Section 11.3      Filing of Tax Returns..........................................................................18
Section 11.4      Tax Information................................................................................18
Section 11.5      Taxes Relating to Wasteco's Status as a Foreign Corporation....................................18

             Article XII LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 12.1      Liability......................................................................................19
Section 12.2      Exculpation....................................................................................19
Section 12.3      Fiduciary Duty.................................................................................19
Section 12.4      Indemnification................................................................................20
Section 12.5      Expenses.......................................................................................20
Section 12.6      Outside Businesses.............................................................................21



                Article XIII ASSIGNABILITY AND SUBSTITUTE MEMBERS
Section 13.1      Assignability of Member Interests..............................................................21
Section 13.2      Recognition of Assignment by Company...........................................................22
Section 13.3      Indemnification................................................................................22
Section 13.4      Effective Date of Assignment...................................................................22

              Article XIV DISSOLUTION, LIQUIDATION AND TERMINATION

Section 14.1      No Dissolution.................................................................................23
Section 14.2      Events Causing Dissolution.....................................................................23
Section 14.3      Notice of Dissolution..........................................................................23
Section 14.4      Liquidation....................................................................................23
Section 14.5      Termination....................................................................................24
Section 14.6      Claims of the Members..........................................................................24

                             Article XV ARBITRATION

Section 15.1      Dispute Resolution.............................................................................24

                            Article XVI MISCELLANEOUS

Section 16.1      Notices........................................................................................24
Section 16.2      Failure to Pursue Remedies.....................................................................25
Section 16.3      Cumulative Remedies............................................................................25
Section 16.4      Binding Effect.................................................................................25
Section 16.5      Interpretation.................................................................................25
Section 16.6      Severability...................................................................................25
Section 16.7      Counterparts...................................................................................25
Section 16.8      Integration....................................................................................25
Section 16.9      Governing Law..................................................................................25

                                      iii

                     LIMITED LIABILITY COMPANY AGREEMENT OF
                               W-L ASSOCIATES, LLC


                  This Limited Liability Company Agreement of W-L Associates, LLC (the "Company") is made as of June 15, 2000, among Wasteco Ventures Limited, a corporation organized under the laws of the British Virgin Islands ("Wasteco"), and Robert J. Longo, an individual residing in the State of New Jersey ("Longo"), as initial members of the Company, and the Persons who become members of the Company in accordance with the provisions hereof and whose names are set forth as Members on Schedule A hereto.

                  WHEREAS, Compost America Holding Company, Inc., a New Jersey corporation ("CAHC"), Wasteco and Longo have entered into a certain agreement entitled (the "Sharing Agreement") dated March 31, 2000;

                  WHEREAS, the Sharing Agreement contemplates the formation of the Company and the deposit therein of certain assets owned by Wasteco and Longo;

                  WHEREAS, Wasteco and Longo desire to form a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. ss. 18-101, et seq., as amended from time to time (the "Delaware Act"), by filing a Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware and entering into this Agreement; and

                  WHEREAS, the Members wish to establish their rights and obligations and provide for the conduct of the affairs of the limited liability company and the conduct of its business;

                  NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

                                   Article I

                                  DEFINED TERMS

Section 1.1       Definitions.

                  Unless the context otherwise requires, terms defined in the Sharing Agreement and not otherwise defined herein are used herein as defined in the Sharing Agreement. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

                  "AAA" has the meaning set forth in Section 15.1 hereof.

                  "Affiliate" means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

                  "Agreement" means this Limited Liability Company Agreement, as amended, modified, supplemented or restated from time to time.

                  "Assignee" means any Person who is an assignee of a Member's interest in the Company, or part thereof, and who does not become a Member pursuant to Section 13.1 hereof.

                  "Capital Account" means, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section
4.4 hereof.

                  "Capital Contribution" means, with respect to any Member, the aggregate amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company pursuant to Section 4.1 hereof with respect to the Member Interest held by such Member. In the case of a Member who acquires an interest in the Company by virtue of an assignment in accordance with the terms of this Agreement, "Capital Contribution" has the meaning set forth in Section 4.4(i) hereof.

                  "Certificate" means the Certificate of Formation and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Delaware Act.

                  "Class A Preferred Stock" means the Class A Preferred Stock of CAHC.

                  "Class C Preferred Stock" means the Class C Preferred Stock of CAHC.

                  "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement. A reference to a specific section (ss.) of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

                  "Company" means W-L Associates, LLC, the limited liability company heretofore formed and continued under and pursuant to the Delaware Act and this Agreement.

                  "Covered Person" means a Member, the Manager, any Affiliate of a Member or of the Manager, any officers, directors, shareholders, partners, employees, representatives or agents of a Member, the Manager or their respective Affiliates, or any employee or agent of the Company or its Affiliates.

                  "Delaware Act" means the Delaware Limited Liability Company Act, 6 Del. C .ss. 18-101, et seq., as amended from time to time.

                  "Delaware Arbitration Act" has the meaning set forth in
Section 15.1 hereof.

                  "Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period. Depreciation shall be determined using any reasonable method selected by the Manager.

                  "Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on December 31, 2000, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or
(iii) any portion of the period described in Clause (ii) of this sentence for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to Article VIII hereof.

                  "Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

                        (i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the value set forth on Schedule A;

                        (ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation ss. 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

                        (iii) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the distributee Member and the Manager.

                        (iv) The Gross Asset Value of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to ss. 734(b) or 743(b) of the Code; but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations ss. 1.704-1(b)(2)(iv)(m) and paragraph (vi) of the definition of "Profits" and "Losses".

                  If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

                  "Liquidating Trustee" has the meaning set forth in Section
14.3 hereof.

                  "Majority Vote" means the written approval of, or the affirmative vote by, Members holding a majority of the Percentage Interest held by Members.

                  "Manager" means the Person designated by the Members in
Section 6.1 hereof as the manager of the Company within the meaning of the Delaware Act and shall include a successor appointed pursuant to the provisions of this Agreement.

                  "Member" means any Person named as a member of the Company on Schedule A hereto and includes any Person admitted as an Additional Member or a Substitute Member pursuant to the provisions of this Agreement, and "Members" means two (2) or more of such Persons when acting in their capacities as members of the Company. For purposes of the Delaware Act, the Members shall constitute one (1) class or group of members.

                  "Member Interest" means a Member's limited liability company interest in the Company in accordance with the provisions of this Agreement and the Delaware Act.

                  "Monthly Increase" for each month, means the number that is equal to (i) (a) $10,833,344.17 less (b) the aggregate distributions to Wasteco as of the first business day of such month multiplied by (ii) ten (10) percent and divided by (iii) the number 12.

                  "Net Cash Flow" means, for each Fiscal Year or other period of the Company, the gross cash receipts of the Company from all sources, but excluding any amounts, such as gross receipts taxes, that are held by the Company as a collection agent or in trust for others or that are otherwise not unconditionally available to the Company, less all amounts paid by or for the account of the Company during the same Fiscal Year or other period (including, without limitation, payments of principal and interest on any Company indebtedness, expenses reimbursed to the Members under Section 5.2 hereof and expenses reimbursed to the Manager under Section 6.5 hereof), and less any amounts determined by the Manager to be necessary to provide a reasonable reserve for working-capital needs or any other contingencies of the Company. Net Cash Flow shall be determined in accordance with the cash receipts and disbursements method of accounting and otherwise in accordance with generally accepted accounting principles, consistently applied. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances or other non-cash items, but shall be increased by any reduction of reserves previously established.

                  "Percentage Interest" means the Interest of a Member, expressed as a percentage of one hundred percent, as shown on Schedule A hereto and as adjusted subsequently in accordance with each Member's Capital Account.

                  "Permitted Temporary Investments" means U.S. government and agency obligations and corporate bonds rate BB or better by Moody's Investor Service.

                  "Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

                  "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with ss. 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to ss. 703(a)(1) of the Code), with the following adjustments:

                        (i) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

                        (ii) any expenditures of the Company described in ss. 705(a)(2)(B) of the Code (or treated as expenditures described in ss. 705(a)(2)(B) of the Code pursuant to Treasury Regulation ss. 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

                        (iii) in the event the Gross Asset Value of any Company asset is adjusted in accordance with Paragraph (ii) or Paragraph (iii) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

                        (iv) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

                        (v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above.

                        (vi) to the extent an adjustment to the adjusted tax basis of any Company assets pursuant to ss. 734(b) or 743(b) of the Code is required pursuant to Treasury Regulation ss. 704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's interests the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

                        (vii) notwithstanding any other provisions of this subsection, any items of income, gain, loss or deduction which are specifically allocated shall not be taken into account in computing Profits or Losses.

                  "Stock Purchase Agreement" means the Stock Purchase Agreement dated as of March 31, 2000 by and between Synagro Technologies, Inc., a Delaware corporation and Compost America Holding Company, Inc., a New Jersey corporation.

                  "Substitute Member" means a Person who is admitted to the Company as a Member pursuant to Section 13.1 hereof.

                  "Tax Matters Member" has the meaning set forth in Section 11.1 hereof.

                  "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

                  Section 1.2 Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

                                   Article II

                               FORMATION AND TERM

                  Section 2.1 Continuation.

                         (i) The Members hereby form the Company as a limited
                  liability company under and pursuant to the provisions of the Delaware Act and agree that the rights, duties and liabilities of the Members and the Manager shall be as provided in the Delaware Act, except as otherwise provided herein.

                         (ii) Upon the execution of this Agreement or a
                  counterpart of this Agreement, Wasteco and Longo shall be admitted to the Company as Members.

                         (iii) The name and mailing address of each Member and
                  the amount contributed to the capital of the Company shall be listed on Schedule A attached hereto. The Manager shall be required to update Schedule A from time to time as necessary to accurately reflect the information therein. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time.

                         (iv) The Manager, as an authorized person, within the
                  meaning of the Delaware Act, shall execute, deliver and file the Certificate.

                  Section 2.2 Name. The name of the Company formed hereby is W-L ASSOCIATES, LLC. The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Manager.

                  Section 2.3 Term. The term of the Company shall commence on the date the Certificate is filed in the office of the Secretary of State of the State of Delaware and shall continue until March 31, 2021, unless dissolved before such date in accordance with the provisions of this Agreement.

                  Section 2.4 Registered Agent and Office. The Company's registered agent and office in Delaware shall be in care of Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. At any time, the Manager may designate another registered agent and/or registered office.

                  Section 2.5 Principal Place of Business. The principal place of business of the Company shall be c/o Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. Upon ten (10) days notice to the Members, the Manager may change the location of the Company's principal place of business.

                  Section 2.6 Qualification in Other Jurisdictions. The Manager shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business. The Manager, as an authorized person, within the meaning of the Delaware Act, shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

                                  Article III

                        PURPOSE AND POWERS OF THE COMPANY

                  Section 3.1 Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and engaging in any and all activities necessary convenient, desirable or incidental to the foregoing, including, without limitations acquiring, holding, managing, operating and disposing of real and personal property.

                  Section 3.2 Powers of the Company.

                         (i) The Company shall have the power and authority to
                  take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in Section 3.1, including, but not limited to, the power:

                            (a) to conduct its business, carry on its operations
                     and have and exercise the powers granted to a limited liability company by the Delaware Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

                            (b) to acquire by purchase, lease, contribution of
                     property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

                            (c) to enter into, perform and carry out contracts
                     of any kind, reasonably necessary to, in connection with, convenient to, or incidental to the accomplishment of the purpose of the Company, including, without limitation, contracts with the Manager, any Member, any Affiliate thereof, or any agent of the Company.

                            (d) to purchase, take, receive, subscribe for or
                     otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, trusts, limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, governmental district or municipality or of any instrumentality of any of them;

                            (e) after the distribution specified in Section
                     9.1(iv) is made, to lend money for its proper purpose, to invest and reinvest its funds, to take and hold real and personal property for the payment of funds so loaned or invested;

                            (f) to sue and be sued, complain and defend, and
                     participate in administrative or other proceedings, in its name;

                            (g) to elect and designate one (1) or more managers
                     of the Company in accordance with Section 6.1 hereof and to appoint employees and agents of the Company, and define their duties and fix their compensation;

                            (h) to indemnify any Person in accordance with the
                     Delaware Act;

                            (i) to cease its activities and cancel its
                     Certificate;

                            (j) to negotiate, enter into, renegotiate, extend,
                     renew, terminate, modify, amend, waive, execute, acknowledge or take any other action with respect to any lease, contract or security agreement in respect of any assets of the Company;

                            (k) after the distribution specified in Section
                     9.1(iv) is made, to borrow money and issue evidences of indebtedness, and to secure the same by a mortgage, pledge or other lien on the assets of the Company;

                            (l) (to pay, collect, compromise, litigate,
                     arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

                            (m) to make, execute, acknowledge and file any and
                     all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

                         (ii) The Company may merge with, or consolidate into,
                  another Delaware limited liability company or other business entity (as defined in Section 18-209(a) of the Delaware
                  Act).

                  Section 3.3 Limitations on Company Powers. Notwithstanding the foregoing provisions of Section 3.2(i) hereof, the Company shall have no power or authority, without the written approval of each Member:

                         (i) to merge with (or otherwise exchange its property
                  for other property), or consolidate into, another Delaware limited liability company or other business entity (as defined in Section 18-209(a) of the Delaware Act) prior to 42 months from the date hereof, except on approval of all of the Members;

                         (ii) to sell its property or assets other than traded
                  securities (other than those of Compost America Holding Company, Inc. or any successor) and readily marketable securities or debt obligations prior to 42 months from the date hereof, except on approval of all of the Members;

                         (iii) to distribute any CAHC stock (whether Class A
                  Preferred, Class C Preferred or common stock) prior to 42 months from the date hereof, except on approval of all of the Members;

                         (iv) make any tax election that would change the
                  character of the capital gain distributions required by
                  Section 9.1 hereof from capital gain to ordinary income or take a position under any circumstances (unless required by law) contrary to a capital gain treatment for such distributions; and

                         (v) make any loan or advance to a Member or Affiliate.

                                   Article IV

                        CAPITAL CONTRIBUTIONS, INTERESTS,
                          CAPITAL ACCOUNTS AND ADVANCES

                  Section 4.1 Capital Contributions.

                         (i) Each Member has contributed or is deemed to have
                  contributed to the capital of the Company the amount set forth opposite the Member's name on Schedule A attached hereto. The agreed value of the Capital Contributions made or deemed to have been made by each Member shall be set forth on Schedule A.

                         (ii) No member shall be required to make any additional
                  capital contribution to the Company. There shall be no additional capital contributions to the Company except as may be approved by all of the Members. Any capital contribution for such purpose by a Member shall be credited to the Capital Account of such Member.

                         (iii) No member shall receive a credit to the Capital
                  Account of such Member other than with respect to such Member's distributive share of Profits without the approval of all Members.

                  Section 4.2 Member Interests. A Member's Interest in the Company shall for all purposes be personal property. A Member has no interest in specific Company property. The Percentage Interest of each of the Members shall be adjusted and shall reflect the relative value of the Members' Capital Accounts.

                  Section 4.3 Status of Capital Contributions.

                         (i) Except as otherwise provided in this Agreement, the
                  amount of a Member's Capital Contributions may be returned to it, in whole or in part, at any time, but only with the consent of all Members. Any such returns of Capital Contributions shall be made to all Members in the proportions and at the times specified in Article IX below. Notwithstanding the foregoing, no return of a Member's
                  Capital Contributions shall be made hereunder if such distribution would violate applicable state law. Under circumstances requiring a return of any Capital
                  Contribution, no Member shall have the right to demand or receive property other than cash, except as may be specifically provided in this Agreement.

                         (ii) No Member shall receive any interest, salary or
                  drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise specifically provided in this Agreement.

                        (iii) Except as otherwise provided herein and by
                   applicable state law, the Members shall be liable only to make their capital contributions pursuant to Section 4.1 hereof, and no Member shall be required to lend any funds to the Company or, after a Member's Capital Contributions have been fully paid pursuant to Section 4.1 hereof, to make any additional capital contributions to the Company. No Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

                  Section 4.4 Capital Accounts.

                         (i) An individual Capital Account shall be established
                  and maintained for each Member. The original Capital Account established for any Member who acquires an interest in the Company by virtue of an assignment in accordance with the terms of this Agreement shall be in the same amount as, and shall replace, the Capital Account of the assignor of such interest, and, for purposes of this Agreement, such Member shall be deemed to have made the Capital Contributions made by the assignor of such interest (or made by such assignor's predecessor in interest). To the extent such Member acquires less than the entire interest in the Company of the assignor of the interest so acquired by such Member, the original Capital Account of such Member and its Capital Contributions shall be in proportion to the interest it acquires, and the Capital Account of the assignor who retains a partial interest in the Company, and the amount of its Capital Contributions, shall be reduced in proportion to the interest it retains.

                         (ii) The Capital Account of each Member shall be
                  maintained in accordance with the following provisions:

                                   (a) to such Member's Capital Account there
                         shall be credited such Member's Capital
                         Contributions, such Member's distributive share of Profits and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member; provided, however that Wasteco's Capital Account shall also be increased by the amount of the Monthly Increases.

                                   (b) to such Member's Capital Account there
                         shall be debited the amount of cash and the fair market value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company; and

                                   (c) in determining the amount of any
                         liability for purposes of this Subsection (ii), there shall be taken into account ss. 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

                  Section 4.5 Advances. If any Member shall advance any funds to the Company in excess of its Capital Contributions, the amount of such advance shall neither increase its Capital Account nor entitle it to any increase in its share of the distributions of the Company. The amount of any such advance shall be a debt obligation of the Company to such Member and shall be repaid to it by the Company with interest at a rate equal to the lesser of (i) 12% per annum and
(ii) the maximum rate permitted by applicable law, and upon such other terms and conditions as shall be mutually determined by such Member and the Manager. Any such advance shall be payable and collectible only out of Company assets, and the other Members shall not be personally obligated to repay any part thereof. No Person who makes any nonrecourse loan to the Company shall have or acquire, as a result of making such loan, any direct or indirect interest in the profits, capital or property of the Company, other than as a creditor.

                                   Article V

                                     MEMBERS

                  Section 5.1 Powers of Members. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement. After the distribution specified in
Section 9.1(iv) is made, the Members shall also have the power to authorize the Manager, by Majority Vote, to possess and exercise any right or power not already vested in the Manager pursuant to Section 6.3 or any other provision of this Agreement; provided it is not inconsistent with existing provisions of this Agreement. In addition to the foregoing, the Members have the power to exercise any and all other rights or powers of the Company and do all lawful acts and things as are not by the Delaware Act or this Agreement directed or required to be exercised or done by the Manager. Notwithstanding anything herein to the contrary, if all Members consent, the Members shall also have the power to authorize the manager to possess and exercise any right or power not already vested in Manager pursuant to Section 6.3 or any other provision of this Agreement.

                  Section 5.2 Reimbursements. The Company shall reimburse the Members for all ordinary and necessary out-of-pocket expenses incurred by the Members on behalf of the Company. The Manager's sole determination of which expenses may be reimbursed to a Member and the amount of such expenses shall be conclusive. Such reimbursement shall be treated as an expense of the Company that shall be deducted in computing the Net Cash Flow and shall not be deemed to constitute a distributive share of Profits or a distribution or return of capital to any Member.

                  Section 5.3 Partition. Each Member waives, until termination of the Company, any and all rights that it may have to maintain an action for partition of the Company's property.

                  Section 5.4 Resignations; Retirements. A Member may not resign from the Company without the written consent of all of the other Members. If a Member is permitted to resign pursuant to this Section 5.4, and, following its resignation, there are less than two (2) remaining Members, an additional member shall be admitted to the Company, in accordance with Section 13.1 hereof, upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately prior to the resignation, and, immediately following such admission, the resigning Member shall cease to be a member of the Company. In such event, the Company shall not dissolve if the business of the Company is continued without dissolution in accordance with Section 15.2(iii) hereof. The Company may recover damages for breach of this Section 5.4 if any Member violates this
Section 5.4 and may offset the Company's damages against any amount owed to a resigning Member for distributions.

                                   Article VI

                                   MANAGEMENT

                  Section 6.1 Designation of Manager. The management of the Company's business shall be vested, to the extent provided in Section 6.3 hereof, in a Manager designated by the Members holding a majority of the Percentage Interests. The Manager may be but need not be a Member. The Members holding a majority of the Percentage Interests hereby designate Wasteco Management Corp., a Delaware corporation ("WMC") to be the initial Manager, and WMC hereby accepts and agrees to be bound by the terms and conditions of this Agreement. In the event that WMC ceases to be the manager of the Company as provided in this Agreement, a successor Manager shall be designated by the Members holding a majority of the Percentage Interests. Such successor Manager shall execute an instrument reasonably satisfactory to the Members holding a majority of the Percentage Interests accepting and agreeing to the terms and conditions of this Agreement.

                  Section 6.2 Manager as Agent. The Manager, to the extent of its powers set forth in Section 6.3 hereof, is an agent of the Company for the purpose of the Company's business, and the actions of the Manager taken in accordance with such powers shall bind the Company. The Members are not agents of the Company for the purpose of the Company's business and Members shall not act to bind the Company. If a Member binds the Company, in addition to any other remedy (at law or in equity) that may be available against such Member, such Members shall be liable for all damages caused by breaching this Agreement.

                  Section 6.3 Powers of the Manager. The Management of the Company's business shall be vested solely in the Manager except as specifically provided below. In the event that the Manager is unsure of the application of any provision of this Agreement or any other agreement relating to the transactions contemplated hereby, the Manager may request and rely upon instructions of the Members (which instructions shall be adopted by the Members by a Majority Vote); provided, however, that if the Manager shall not have received instructions from the Members pursuant to its request within twenty
(20) days after the date of such request, until instructed otherwise, the Manager may, but shall be under no duty to, take or refrain from taking such action as it shall deem advisable in the best interests of the Company and the Members.

                  Section 6.4 Fees. The Manager shall not receive compensation for its services in the management and administration of the Company.

                  Section 6.5 Reimbursement. The Company shall reimburse the Manager for all ordinary and necessary out-of-pocket expenses incurred by the Manager on behalf of the Company. Such reimbursement shall be treated as an expense of the Company that shall be deducted in computing the Net Cash Flow and shall not be deemed to constitute a distributive share of Profits or a distribution or return of capital to the Manager.

                  Section 6.6 Removal of Manager.

                         (i) The Manager may be removed with or without cause by
                  a Majority Vote.

                         (ii) Any removal of the Manager shall become effective
                  on such date as may be specified by the Members voting in favor thereof. Should a Manager that is removed also be a Member, such Member shall continue to participate in the Company as a Member and shall share in the Profits, Losses and Net Cash Flow in the same ratios, as provided in Articles VIII and IX hereof, as were applicable to such Member before its removal as Manager.

                  Section 6.7 Resignation of Manager. A Manager may resign from his position as a Manager at any time upon not less than one (1) month's prior written notice to all of the Members.

                  Section 6.8 Reliance By Third Parties. Any person dealing with the Company or any Members may rely upon a certificate signed by the Manager as to:

                                   (a) the identity of the Members

                                   (b) the existence or non-existence of any
                         fact or facts that constitute a condition precedent to acts by the Manager or Members or in any other manner germane to the affairs of the Company

                                   (c) the Persons who are authorized to execute
                         and deliver any instruments or documents of, or on behalf of, the Company; or

                                   (d) any act or failure to act by The Company
                         or as to any other matter whatsoever involving the Company as any Member.

                                  Article VII

                             AMENDMENTS AND MEETINGS

                  Section 7.1 Amendments. Any amendment to this Agreement shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of all of the Members, provided that such amendment be in writing and executed by all of the Members.

                  Section 7.2 Meetings of the Members.

                         (i) Meetings of the Members may be called by the
                  Manager and shall be called by the Manager upon the written request of any Member. The call shall state the location of the meeting and the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than two (2) business days nor more than thirty (30) days prior to the date of such meeting. Members may vote in person or by proxy at such meeting. Whenever a vote, consent or approval of Members is permitted or required under this Agreement, such vote, consent or approval may be given at a meeting of Members or may be given in accordance with the procedure prescribed in Subsection (iii) of this Section
                  7.2. Except as otherwise expressly provided in this Agreement, a Majority Vote of the Members shall be required to constitute the act of the Members.

                         (ii) The Members shall establish all other provisions
                  relating to meetings of Members, including notice of the time, place or purpose of any meeting at which any matter is to be voted on by any Members, waiver of any such notice, the establishment of a record date, quorum requirements, voting in person or by proxy or any other matter with respect to the exercise of any such right to vote.

                         (iii) The Company may take any action contemplated
                  under this Agreement as approved by the unanimous written consent of the Members.

                                  Article VIII

                                   ALLOCATIONS

Section 8.1       Profits and Losses.

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

                         (i) Subject to the allocation rules of Sections 8.2 and
                  8.3 hereof, Profits for any Fiscal Year shall be allocated among the Members in proportion to the Percentage Interest.

                         (ii) Subject to the allocation rules of Section 8.2
                  hereof, Losses for any Fiscal Year shall be allocated among the Members in proportion to the Percentage Interest.

                  Section 8.2 Allocation Rules.

                         (i) In the event Members are admitted to the Company
                  pursuant to this Agreement on different dates, the Profits (or Losses) allocated to the Members for each Fiscal Year during which Members are so admitted shall be allocated among the Members in proportion to the Percentage Interest each holds from time to time during such Fiscal Year in accordance with ss. 706 of the Code, using any convention permitted by law and selected by the Manager.

                         (ii) For purposes of determining the Profits, Losses or
                  any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any method that is permissible under ss. 706 of the Code and the Treasury Regulations thereunder.

                         (iii) To the extent that special distributions pursuant
                  to Section 9.1 hereof include items of income, gain, loss or deduction, such items shall be allocated to the recipient of the special distribution.

                         (iv) Except as otherwise provided in this Agreement,
                  all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits and Losses in accordance with Section 8.1 hereof (excluding special distributions) for the Fiscal Year in question.

                         (v) The Members are aware of the income tax
                  consequences of the allocations made by this Article VIII and hereby agree to be bound by the provisions of this
                  Article VIII in reporting their shares of Company income and loss for income tax purposes.

                  Section 8.3 Tax Allocations; Section 704(c) of the Code.

                         (i) In accordance with ss. 704(c) of the Code and the
                  Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.1 hereof).

                         (ii) In the event the Gross Asset Value of any Company
                  asset is adjusted pursuant to Paragraph (ii) of the definition of "Gross Asset Value" contained in Section 1.1 hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under ss. 704(c) of the Code and the Treasury Regulations thereunder.

                         (iii) Any elections or other decisions relating to
                  allocations under this Section 8.3, including the selection of any allocation method permitted under proposed Treasury Regulation ss. 1.704-1(c), shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this
                  Section 8.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

                         (iv) Unless required by Section 704 of the Code and the
                  Regulations thereunder, the Company shall not allocate any Profits to Longo without making a corresponding distribution; provided however, to the extent that the Company is unable to make a corresponding distribution the Company may allocate income to Longo in accordance with his Percentage Interest. It is the intention of the Members that the allocations hereunder shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treasury Regulation
                  Section 1.704-1.

                                   Article IX

                                  DISTRIBUTIONS

                  Section 9.1 Special Distributions. Notwithstanding anything to the contrary herein, before any distributions are made pursuant to Section 9.2 below, the following special distributions will be made to the Members out of Net Cash Flow:

                         (i) On the date of the Closing, a distribution of
                  $1,810,000 shall be made to Longo. Longo's Capital Account shall be debited $1,810,000 pursuant to Section 4.4(ii)(b) hereof and the applicable Percentage Interest shall be adjusted accordingly.

                         (ii) On the date of the Closing, a distribution of
                  $1,190,000 shall be made to Wasteco. Wasteco's Capital Account shall be debited $1,190,000 pursuant to Section 4.4(ii)(b) hereof and the applicable Percentage Interest shall be adjusted accordingly.

                         (iii) After the distribution to Longo pursuant to
                  subclause (i) above, distributions out of Net Cash Flow shall be made exclusively to Wasteco until such time as the Percentage Interest of Wasteco is reduced to 76.923% with corresponding Capital Account adjustments.

                         (iv) Notwithstanding subclause (iii) above, a
                  distribution from 100% of the next available funds shall be made to Longo in the amount of $690,000 less 23.077% of any indemnified amount under the Stock Purchase Agreement at such time as all indemnity claims are determined under the Stock Purchase Agreement with appropriate Capital Account and Percentage Interest adjustments.

                  Section 9.2 Limitations on Distribution. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Delaware Act or other applicable law.

                                   Article X

                                BOOKS AND RECORDS

                  Section 10.1 Books, Records and Financial Statements. At all times during the continuance of the Company, the Company shall maintain, at its principal place of business, separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business in accordance with generally accepted accounting principles consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement. Such books of account, together with a copy of this Agreement and of the Certificate, shall at all times be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by each Member and its duly authorized representative for any purpose reasonably related to such Member's interest in the Company. The books of account and the records of the Company shall be examined by and reported upon as of the end of each Fiscal Year by a firm of independent certified public accountants selected by the Manager. Any Member shall have the right to have a private audit of the Company books and records conducted at reasonable times and after reasonable advance notice to the Company for any purpose reasonably related to such Member's interest in the Company, but any such private audit shall be at the expense of the Member desiring it, and it shall not be paid for out of Company funds.

                  Section 10.2 Accounting Method. For both financial and tax reporting purposes and for purposes of determining Profits and Losses, the books and records of the Company shall be kept on the accrual method of accounting applied in a consistent manner and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

                  Section 10.3 Annual Audit. As soon as practical after the end of each Fiscal Year, but not later than one hundred twenty (120) days after such end, the financial statements of the Company shall be audited by the independent certified public accountants referred to in Section 10.1 hereof, and such financial statements shall be accompanied by a report of such accountants containing their opinion. The cost of such audits will be an expense of the Company.

                                   Article XI

                                   TAX MATTERS

                  Section 11.1 Tax Matters Member.

                         (i) Wasteco is hereby designated as the initial "Tax
                  Matters Member" of the Company for purposes of ss. 6231(a)(7) of the Code and shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

                         (ii) The Tax Matters Member shall, within ten (10) days
                  of the receipt of any notice from the Internal Revenue
                  Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member.

                         (iii) The Members may at any time hereafter designate a
                  new Tax Matters Member; provided, however, that only a Member may be designated as the Tax Matters Member of the Company.

                         (iv) Neither Longo nor Wasteco shall make any tax
                  election or take any other action that could reasonably be anticipated to change the character of the capital gain distributions required by Section 9.1 hereof from capital gain to ordinary income or take a position under any circumstances (unless required by law) contrary to a capital gain treatment for such distribution.

                  Section 11.2 Right to Make Section 754 Election. The Manager may, in its sole discretion, make or revoke, on behalf of the Company, an election in accordance with ss. 754 of the Code, so as to adjust the basis of Company property in the case of a distribution of property within the meaning of ss. 734 of the Code, and in the case of a transfer of a Company interest within the meaning of ss. 743 of the Code. Each Member shall, upon request of the Manager, supply the information necessary to give effect to such an election.

                  Section 11.3 Filing of Tax Returns. The Tax Matters Member shall prepare and file, or cause the Company to prepare and file, a U.S. federal partnership information return and any required state and local partnership income tax and partnership information returns for each tax year of the Company.

                  Section 11.4 Tax Information. The Company shall provide Form K-1s to Members as to enable the Members to file their own tax return on a timely basis.

                  Section 11.5 Taxes Relating to Wasteco's Status as a Foreign Corporation. Notwithstanding anything to the contrary in this Agreement, any taxes assessed against the Company due to Wasteco's status as a foreign corporation shall be paid by Wasteco. Wasteco will indemnify Longo from any taxes resulting from the Company's failure to withhold or pay over tax resulting from Wasteco's status as a foreign corporation.

                                  Article XII

                   LIABILITY, EXCULPATION AND INDEMNIFICATION

                  Section 12.1 Liability.

                         (i) Except as otherwise provided by the Delaware Act,
                  the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

                         (ii) Except as otherwise expressly required by law, a
                  Member, in its capacity as such, shall have no liability in excess of (a) the amount of its Capital Contributions, (b) its share of any assets and undistributed profits of the Company, (c) its obligation to make other payments expressly provided for in this Agreement, and (d) the amount of any distributions wrongfully distributed to it.

                  Section 12.2 Exculpation.

                         (i) No Covered Person shall be liable to the Company or
                  any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

                         (ii) A Covered Person shall be fully protected in
                  relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Profits, Losses or Net Cash Flow or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

                  Section 12.3 Fiduciary Duty.

                         (i) To the extent that, at law or in equity, a Covered
                  Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

                         (ii) Unless otherwise expressly provided herein, (a)
                  whenever a conflict of interest exists or arises between Covered Persons, or (b) whenever this Agreement or any other agreement contemplated herein or therein provides that a Covered Person shall act in a manner that is, or provides terms that are, fair and reasonable to the Company or any Member, the Covered Person shall resolve such conflict of interest, taking such action or providing such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Covered Person, the resolution, action or term so made, taken or provided by the Covered Person shall not constitute a breach of this Agreement or any other agreement contemplated herein or of any duty or obligation of the Covered Person at law or in equity or otherwise.

                         (iii) After the distribution specified in Section
                  9.1(iv), whenever in this Agreement a Covered Person is permitted or required to make a decision (a) in its "discretion" or under a grant of similar authority or latitude, the Covered Person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (b) in its "good faith" or under another express standard, the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or other applicable law.

                  Section 12.4 Indemnification. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 12.4 shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof.

                  Section 12.5 Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 12.4 hereof.

                  Section 12.6 Outside Businesses. Any Member, Manager or Affiliate thereof may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Company, and the Company, the Members and the Manager shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper. No Member, Manager or Affiliate thereof shall be obligated to present any particular investment opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be taken by the Company, and any Member, Manager or Affiliate thereof shall have the right to take for its own account (individually or as a partner or fiduciary) or to recommend to others any such particular investment opportunity.

                                  Article XIII

                      ASSIGNABILITY AND SUBSTITUTE MEMBERS

                  Section 13.1 Assignability of Member Interests. (a) No Member may assign the whole or any part of its Member Interest in the Company without the prior written consent of each other Member, which consent may be given or withheld in the sole and absolute discretion of each such other Member; provided, however, that a Member may assign the whole or any part of its Member Interest in the Company to an Affiliate without the prior written consent of each other Member; and provided further, however that such assignee becomes a Substitute Member hereunder.

                         (b) Notwithstanding anything to the contrary herein, if
                  (i) Wasteco shall assign 50% or more of its Member Interest in the Company at any time, Longo may be required by Wasteco to assign 100% of his Member Interest in the Company on the same terms and conditions as those applicable to Wasteco,
                  (ii) if Longo shall propose to sell any of his Member
                  Interest in the Company, Wasteco shall have the option to purchase such Member Interest on the same terms and conditions as the sale proposed by Longo, or (iii) if Wasteco shall sell or propose to sell 50% or more of its Member Interest in the Company at any time, Longo shall have the option to sell the same proportion of its Member
                  Interest in the Company as Wasteco sells upon the same terms and conditions. Any sale or an assignment to an Affiliate shall be at arm's length and for full value.

                         (c) Any assignment pursuant to this Section 13.1(a) or
                  (b) shall, nevertheless, not entitle the assignee to become a Substitute Member or to be entitled to exercise or receive any of the rights, powers or benefits of a Member other than the right to receive distributions to which the assigning Member would be entitled, unless the assigning Member designates, in a written instrument delivered to the other Members, its assignee to become a Substitute Member and all of the other Members, in their sole and absolute discretion, consent to the admission of such assignee as a Member; and provided further, that such assignee shall not become a Substitute Member without having first executed an instrument reasonably satisfactory to the other Members accepting and agreeing to the terms and conditions of this Agreement, including a counterpart signature page to this Agreement, and without having paid to the Company a fee sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Substitute Member; and provided further that in the case of any assignment pursuant to Section 13.1(b) above, each other Member shall be deemed (i) to have consented to the admission of such assignee as a Member and (ii) to have been satisfied with the instrument executed by such assignee accepting the terms and conditions of this Agreement. If a Member assigns all of its interest in the Company and the assignee of such interest is entitled to become a Substitute Member pursuant to this Section 13.1, such assignee shall be admitted to the Company effective immediately prior to the effective date of the assignment, and, immediately following such admission, the assigning Member shall cease to be a member of the Company. In such event, the Company shall not dissolve if the business of the Company is continued without dissolution in accordance with Section 14.2(iii) hereof.

                  Section 13.2 Recognition of Assignment by Company. No assignment, or any part thereof, that is in violation of this Article XIII shall be valid or effective, and neither the Company nor the Members shall recognize the same for the purpose of making distributions of Net Cash Flow pursuant to
Section 9.1 hereof with respect to such Company interest or part thereof. Neither the Company nor the nonassigning Members shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

                  Section 13.3 Indemnification. In the case of an assignment or attempted assignment of an interest in the Company that has not received the consents required by Section 13.1 hereof, the parties engaging or attempting to engage in such assignment shall be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) as a result of such assignment or attempted assignment and efforts to enforce the indemnity granted hereby.

                  Section 13.4 Effective Date of Assignment. Any valid assignment of a Member's interest in the Company, or part thereof, pursuant to the provisions of Section 13.1 hereof shall be effective as of the close of business on the last day of the calendar month in which the other Members give their written consent to such assignment (or the last day of the calendar month in which such assignment occurs, if later). The Company shall, from the effective date of such assignment, thereafter pay all further distributions on account of the Company interest (or part thereof) so assigned, to the assignee of such interest, or part thereof. As between any Member and its assignee, Profits and Losses for the Fiscal Year of the Company in which such assignment occurs shall be apportioned for federal income tax purposes in accordance with any convention permitted under ss. 706(d) of the Code and selected by the Manager.

                                  Article XIV

                    DISSOLUTION, LIQUIDATION AND TERMINATION

                  Section 14.1 No Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substitute Members in accordance with the terms of this Agreement.

                  Section 14.2 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

                         (i) the expiration of the term of the Company, as
                  provided in Section 2.3 hereof;

                         (ii) the written consent of all Members;

                         (iii) at any time there are no Members of the Company,
                  unless the Company is continued pursuant to the Act;

                         (iv) the entry of a decree of judicial dissolution
                  under Section 18-802 of the Delaware Act; or

                         (v) the written notification to all the Members of the
                  Manager's decision to dissolve the Company.

                  Section 14.3 Notice of Dissolution. Upon the dissolution of the Company, the Person or Persons approved by a Majority Vote to carry out the winding up of the Company (the "Liquidating Trustee") shall promptly notify the Members of such dissolution.

                  Section 14.4 Liquidation. Upon dissolution of the Company, the Liquidating Trustee shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The Members shall continue to share Profits and Losses during liquidation in the same proportions, as specified in Article VIII hereof, as before liquidation. Each Member shall be furnished with a statement prepared by the Company's certified public accountants that shall set forth the assets and liabilities of the Company as of the date of dissolution. The proceeds of liquidation shall be distributed, as realized, in the following order and priority:

                         (i) to creditors of the Company, including Members who
                  are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for distributions to Members; and

                         (ii) to distribute to the Members the remaining
                  proceeds of liquidation in accordance with (i) Section 9.1, to the extent possible and (ii) if any funds are then remaining, their Capital Account balances, after giving effect to all contributions, distributions and allocations for all periods.

                  Section 14.5 Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIV, and the Certificate shall have been canceled in the manner required by the Delaware Act.

                  Section 14.6 Claims of the Members. The Members and Assignees shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and Assignees shall have no recourse against the Company or any other Member or the Manager.

                                   Article XV

                                   ARBITRATION

                  Section 15.1 Dispute Resolution. To the fullest extent permitted by the Delaware Act and other applicable law, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be settled by arbitration in accordance and to the extent permitted by the Uniform Arbitration Act (10 Del. C. ss. 5701, et seq.) (the "Delaware Arbitration Act") and, to the extent not inconsistent therewith, the Commercial Arbitration Rules of the American Arbitration Association ("AAA"), as amended and in effect on the date that demand for arbitration is filed with the AAA. Each party to the arbitration shall select one (1) arbitrator. The arbitrators' ruling shall be binding and conclusive upon the parties hereto to the fullest extent permitted by law. Any arbitration shall occur in New York City, N.Y., and judgment upon the award rendered may be entered in any court having jurisdiction thereof. The arbitrators shall be governed by and shall apply the substantive law of the State of Delaware in making their award. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and legal counsel.

                                  Article XVI

                                  MISCELLANEOUS

                  Section 16.1 Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail, as follows:

                         (i) if given to the Company, in care of the Manager at
                  the Company's mailing address set forth on Schedule A attached hereto;

                         (ii) if given to the Manager, at its mailing address
                  set forth on Schedule A attached hereto; or

                         (iii) if given to any Member at the address set forth
                  opposite its name on Schedule A attached hereto, or at such other address as such Member may hereafter designate by written notice to the Company.

                  All such notices shall be deemed to have been given when received.

                  Section 16.2 Failure to Pursue Remedies. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

                  Section 16.3 Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

                  Section 16.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

                  Section 16.5 Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections" and paragraphs shall refer to corresponding provisions of this Agreement.

                  Section 16.6 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

                  Section 16.7 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

                  Section 16.8 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

                  Section 16.9 Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above stated.


                          MEMBERS:


                          WASTECO VENTURES LIMITED
                          By:  /s/ John T. Shea
                               -------------------------------------------------
                               Name:  John T. Shea
                               Title: Agent


                          WAFRA ACQUISITION FUND 7, L.P.

                          By:  WAFRA PARTNERS, L.P., its general partner

                          By: WAFRA PARTNERS, INC., in its capacity as general partner of Wafra Partners, L.P.


                          By:  /s/ John T. Shea
                             ---------------------------------------------------
                               Name:  John T. Shea
                               Title: SVP

                          Wafra Acquisition Fund 7, L.P. executes this Agreement solely to evidence its lack of objection to the action of Wasteco Ventures Limited in the execution of this Agreement.


                          ROBERT J. LONGO

                          By:  /s/ Robert J. Longo
                               -------------------------------------------------
                               Name:
                               Title:

This Agreement is accepted and agreed to by:

MANAGER:

By:      WASTECO MANAGEMENT CORP.,
         as the Manager of W-L Associates, LLC

By: /s/ John T. Shea
    -------------------------------------------------
     Name:  John T. Shea
     Title: President

                                   SCHEDULE A
                                   ----------


MANAGER
Name                                                                                      Mailing Address
---                                                                                       ---------------


MEMBERS
                                                  Mailing                                  Capital
Name                                              Address                               Contribution
----                                              -------                               ------------
1.  Wasteco Ventures Limited          CITCO Building                    130,000 shares of Class A Preferred Stock
                                      Wickhams Cay, P.O. Box 662        70,000 shares of Class C Preferred Stock
                                      Road Town, Tortola                25,733,867 common shares of CAHC
                                      British Virgin Islands            All note obligations payable to Wasteco
                                                                        (including interest to the date of payment)
                                                                        arising out of loans to EPIC and CAHC as
                                                                        shown on Schedule B attached hereto.
                                                                        All rights of Wasteco under the Sharing
                                                                        Agreement.

2.  Robert J. Longo                   71 Roxiticus Road                 39,000 shares of Class A Preferred Stock
                                      Mendham, NJ  07945                21,000 shares of Class C Preferred Stock
                                                                        6,251,878 common shares of CAHC All note
                                                                        obligations payable to Longo (including
                                                                        interest to the date of payment) arising
                                                                        out of loans to EPIC and CAHC as shown on
                                                                        Schedule B attached hereto.  All rights
                                                                        of Longo under the Sharing Agreement.




MEMBERS
                                         Agreed                   Number
Name                                     Value                   of Units
----                                     -----                   --------

1.  Wasteco Ventures Limited                                       76.923







                                      $   22,151,017

2.  Robert J. Longo                                                23.077








                                      $    6,400,216

                                   SCHEDULE B
                                   ----------


                                                Date            Principal          Accrued Interest           Principal + Interest
                                                ----            ---------          ----------------           --------------------
                                                                                    (10% per annum)
1.  Note Obligations Payable to Wasteco:         5/4/99          1,250,000               139,639                $   1,389,639

                                                12/9/99            250,000                12,550                      262,550

                                               12/29/99            130,000                 5,805                      135,805

                                                1/20/00            200,000                 7,772                      207,772

                                                 2/4/00            150,000                 5,253                      155,253
                                                                                                                -------------
Total Note Obligations Payable to Wasteco:                                                                      $   2,551,233

2.  Note Obligations Payable to Longo            5/4/99            360,000                40,216                      400,216
